BANCO BBVA ARGENTINA S.A.

FINANCIAL STATEMENTS FOR THE

FISCAL YEAR ENDED

DECEMBER 31, 2023

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Financial statements for the fiscal year ended December 31, 2023, comparatively presented.

Consolidated Statement of Financial Position

Consolidated Statement of Income

Consolidated Statement of Other Comprehensive Income

Consolidated Statement of Changes in Shareholders’ Equity

Consolidated Statement of Cash Flows

Notes

Exhibits

Separate Statement of Financial Position

Separate Statement of Income

Separate Statement of Other Comprehensive Income

Separate Statement of Changes in Shareholders’ Equity

Separate Statement of Cash Flows

Notes

Exhibits

Project for the distribution of earnings

Reporting Summary

Audit report issued by the Independent Auditor on the consolidated financial statements

Audit report issued by the Independent Auditor on the separate financial statements

Supervisory Committee’s Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	Notes and Exhibits	12.31.23	12.31.22

ASSETS

Cash and deposits in banks	3 and P	1,142,949,870	922,671,461

Cash		727,271,193	365,764,558
Financial institutions and correspondents		415,678,677	556,625,853
B.C.R.A.		359,854,081	502,637,074
Other in the country and abroad		55,824,596	53,988,779
Other		-	281,050

Debt securities at fair value through profit or loss	4, A and P	226,082,874	79,470,642

Derivative instruments	5 and P	10,001,900	7,063,310

Repo transactions	6 and P	1,202,421,795	163,689,844

Other financial assets	7	91,113,822	101,963,644

Loans and other financing	8	1,975,497,390	2,233,080,125

Non-financial Government sector		145,208	4,356
B.C.R.A.		-	28,132
Other financial institutions		15,451,444	13,177,999
Non-financial Private Sector and Residents Abroad		1,959,900,738	2,219,869,638

Other debt securities	9, A and P	757,772,176	2,008,889,132

Financial assets pledged as collateral	10 and P	261,634,742	143,854,280

Current income tax assets	11.1	160,343	120,536

Investments in equity instruments	12, A and P	5,210,930	2,922,067

Investments in associates	13	12,366,232	10,797,712

Property and equipment	14 and F	298,217,768	299,274,663

Intangible assets	15 and G	33,137,494	29,949,642

Deferred income tax assets	11.3	2,845,813	4,733,879

Other non-financial assets	16	104,244,541	90,750,146

Non-current assets held for sale	17	852,195	700,909

TOTAL ASSETS		6,124,509,885	6,099,931,992

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	Notes and Exhibits	12.31.23	12.31.22

LIABILITIES

Deposits	18, H and P	3,639,306,660	4,091,312,436

Non-financial Government sector		34,033,530	30,144,496
Financial Sector		2,573,134	1,058,807
Non-financial Private Sector and Residents Abroad		3,602,699,996	4,060,109,133

Liabilities at fair value through profit or loss	19	10,330,335	-

Derivative instruments	5 and P	2,145,218	1,041,154

Other financial liabilities	20 and P	448,258,450	368,805,430

Financing received from the BCRA and other financial institutions	21 and P	28,189,967	61,886,118

Corporate bonds issued	22 and P	12,816,710	595,354

Current income tax liabilities	11.2	192,166,838	22,570,939

Provisions	23 and J	20,723,763	26,997,156

Deferred income tax liabilities	11.3	23,416,180	20,837,953

Other non-financial liabilities	24	323,018,173	366,501,441

TOTAL LIABILITIES		4,700,372,294	4,960,547,981

EQUITY

Share capital	26	612,710	612,710
Non-capitalized contributions		6,744,974	6,744,974
Capital adjustments		410,521,467	410,521,467
Reserves		650,152,538	544,842,857
Retained Earnings		-	33,635
Other accumulated comprehensive income/(loss)		173,595,922	(23,351,032)
Income for the period /year		164,541,898	183,153,282
Equity attributable to owners of the Parent		1,406,169,509	1,122,557,893
Equity attributable to non-controlling interests		17,968,082	16,826,118

TOTAL EQUITY		1,424,137,591	1,139,384,011

TOTAL LIABILITIES AND EQUITY		6,124,509,885	6,099,931,992

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	Notes and Exhibits	12.31.23	12.31.22

Interest income	27 and Q	3,183,946,656	1,959,831,229
Interest expense	28 and Q	(1,555,015,131)	(902,795,501)

Net interest income		1,628,931,525	1,057,035,728

Commission income	29 and Q	254,797,055	253,731,536
Commission expense	30 and Q	(115,841,706)	(108,171,658)

Net commission income		138,955,349	145,559,878

Net income/(loss) from measurement of financial instruments at fair value through profit or loss	31 and Q	(23,988,470)	56,603,987
Net income from write-down of assets at amortized cost and at fair value through OCI	32	40,590,622	902,916
Foreign exchange and gold gains	33	210,110,057	25,152,175
Other operating income	34	67,247,917	65,900,295
Loan loss allowance		(76,381,809)	(60,663,174)

Net operating income		1,985,465,191	1,290,491,805

Personnel benefits	35	(248,101,319)	(211,685,720)
Administrative expenses	36	(249,464,860)	(212,197,280)
Asset depreciation and impairment	37	(28,677,320)	(34,171,257)
Other operating expenses	38	(264,304,110)	(191,471,115)

Operating income		1,194,917,582	640,966,433

Income/(Loss) from associates and joint ventures		1,156,636	(1,452,699)
Loss on net monetary position	2.1.5.	(894,047,649)	(446,887,307)

Income before income tax		302,026,569	192,626,427

Income tax	11.4	(137,087,439)	(12,215,432)

Net income for the year		164,939,130	180,410,995

Net income for the year attributable to:
Owners of the Parent		164,541,898	183,153,282
Non-controlling interests		397,232	(2,742,287)

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2022

EARNINGS PER SHARE

AS OF DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

Accounts	12.31.23	12.31.22

Numerator:

Net income attributable to owners of the Parent	164,541,898	183,153,282
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	164,541,898	183,153,282

Denominator:

Weighted average of outstanding common shares for the year	612,710,079	612,710,079
Weighted average of outstanding common shares for the year adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in pesos)	268.5477	298.9232
Diluted earnings per share (stated in pesos) (1)	268.5477	298.9232

(1) As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	Note	12.31.23	12.31.22

Net income for the year		164,939,130	180,410,995

Other comprehensive income components to be reclassified to income/(loss) for the year:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Income for the year on the Share in OCI from associates and joint ventures at equity method		-	339,486

		-	339,486

Profit or losses from financial instruments at fair value through OCI

Profit or losses from financial instruments at fair value through OCI		332,484,908	(38,803,362)
Reclassification adjustment for the year		(34,816,740)	(847,700)
Income tax	11.4	(101,429,706)	11,851,492

		196,238,462	(27,799,570)
Other comprehensive income components not to be reclassified to income/(loss) for the year:

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)

Income/(loss) for the year from equity instruments at fair value through OCI		1,383,754	(117,926)

		1,383,754	(117,926)

Total Other Comprehensive Income/(loss) for the year		197,622,216	(27,578,010)

Total Comprehensive Income		362,561,346	152,832,985

Total Comprehensive Income:
Attributable to owners of the Parent		361,488,852	155,575,311
Attributable to non-controlling interests		1,072,494	(2,742,326)

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	2023
	Share Capital	Non-capitalized contributions		Other Comprehensive Income	Reserves

	Outstanding shares	Share premium		Income/(loss) on financial instruments at fair value through OCI				Total equity attributable to controlling interests	Total equity attributable to non-controlling interests	Total
			Adjustments to equity				Retained Earnings
Transactions					Legal	Other

Restated balances at the beginning of the year	612,710	6,744,974	410,521,467	(23,351,032)	230,132,048	314,710,809	183,186,917	1,122,557,893	16,826,118	1,139,384,011

Total comprehensive income for the year
- Net income for the year	-	-	-	-	-	-	164,541,898	164,541,898	397,232	164,939,130
- Other comprehensive loss for the year	-	-	-	196,946,954	-	-	-	196,946,954	675,262	197,622,216

- Distribution of Unappropriated Retained Earnings as per Shareholders’ Resolution dated April 28, 2023 (Note 43 to the consolidated financial statements):
Legal Reserve	-	-	-	-	36,637,383	-	(36,637,383)	-	-	-
Other	-	-	-	-	-	146,549,534	(146,549,534)	-	-	-

- Distribution of dividends, as approved by the Shareholders’ Meeting on April 28, the B.C.R.A. on May 31, and the Board of Directors’ Meeting held on June 7, 2023 (Note 43):
Dividends in kind and in cash(1)	-	-	-	-	-	(77,877,236)	-	(77,877,236)	-	(77,877,236)

- Capital increase of subsidiary (Note 2.2.)	-	-	-	-	-	-	-	-	69,470	69,470

Balances at fiscal year end	612,710	6,744,974	410,521,467	173,595,922	266,769,431	383,383,107	164,541,898	1,406,169,509	17,968,082	1,424,137,591

(1) Represents $ 58.05 (in nominal values) per share
Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	2022
	Share Capital	Non-capitalized contributions		Other Comprehensive Income		Reserves

	Outstanding shares	Share premium		Income/(loss) on financial instruments at fair value through OCI	Other				Total equity attributable to controlling interests	Total equity attributable to non-controlling interests	Total
								Retained Earnings
			Adjustments to equity
Transactions						Legal	Other

Restated balances at the beginning of the year	612,710	6,744,974	410,521,467	4,566,425	(339,486)	206,267,829	219,253,933	119,321,095	966,948,947	19,450,258	986,399,205

Impact of the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5 for Related Companies	-	-	-	-	-	-	-	33,635	33,635	118,186	151,821

Adjusted balance at the beginning of the year	612,710	6,744,974	410,521,467	4,566,425	(339,486)	206,267,829	219,253,933	119,354,730	966,982,582	19,568,444	986,551,026

Total comprehensive income for the year
- Net income for the year	-	-	-	-	-	-	-	183,153,282	183,153,282	(2,742,287)	180,410,995
- Other comprehensive loss for the year	-	-	-	(27,917,457)	339,486	-	-	-	(27,577,971)	(39)	(27,578,010)

- Distribution of Unappropriated Retained Earnings as per Shareholders' Resolution dated April 29, 2022 (Note 43):
Legal Reserve	-	-	-	-	-	23,864,219	-	(23,864,219)	-	-	-
Other							95,456,876	(95,456,876)	-	-	-

Balances at fiscal year end	612,710	6,744,974	410,521,467	(23,351,032)	-	230,132,048	314,710,809	183,186,917	1,122,557,893	16,826,118	1,139,384,011

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

Accounts	12.31.23	12.31.22

Cash flows from operating activities

Income before income tax	302,026,569	192,626,427

Adjustment for total monetary income for the year	894,047,649	446,887,307

Adjustments to obtain cash flows from operating activities:	(429,339,412)	102,098,094
Depreciation and amortization	28,677,320	34,171,257
Loan loss allowance	76,381,809	60,663,174
Effect of foreign exchange changes on cash and cash equivalents	(572,860,171)	(3,774,581)
Loss for the sale of Prisma Medios de Pagos S.A.	-	(13,666,592)
Other adjustments	38,461,630	24,704,836

Net increases from operating assets:	(4,724,868,269)	(3,328,477,060)
Debt securities at fair value through profit or loss	(286,085,190)	(109,888,154)
Derivative instruments	(14,246,980)	5,408,418
Repo transactions	(1,531,744,781)	465,369,700
Loans and other financing	(2,155,062,878)	(1,399,171,773)
Non-financial Government sector	(494,923)	(4,135)
Other financial institutions	(16,420,498)	(1,859,058)
Non-financial Private Sector and Residents Abroad	(2,138,147,457)	(1,397,308,580)
Other debt securities	(204,867,624)	(2,111,071,098)
Financial assets pledged as collateral	(330,539,294)	(108,760,053)
Investments in equity instruments	(4,534,830)	12,136,633
Other assets	(197,786,692)	(82,500,733)

Net decreases from operating liabilities:	4,566,772,438	2,943,986,201
Deposits	3,655,644,713	2,451,424,313
Non-financial Government sector	33,598,935	(7,747,686)
Financial sector	3,420,271	680,278
Non-financial Private Sector and Residents Abroad	3,618,625,507	2,458,491,721
Liabilities at fair value through profit or loss	10,591,720	130,261
Derivative instruments	3,810,073	505,517
Repo transactions	36,596	-
Other liabilities	896,689,336	491,926,110

Income tax paid	(7,061,720)	(5,060,942)

Total cash flows generated by operating activities	601,577,255	352,060,027

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

Accounts	12.31.23	12.31.22

Cash flows from investing activities

Payments:	(44,088,144)	(88,096,067)
Purchase of property and equipment, intangible assets and other assets	(42,077,773)	(51,101,699)
Other payments related to investing activities	(2,010,371)	(36,994,368)

Collections:	1,163,486	3,540,447
Other collections related to investing activities	1,163,486	3,540,447

Total cash flows used in investing activities	(42,924,658)	(84,555,620)

Cash flows from financing activities

Payments:	(41,601,749)	(28,212,668)
Dividends	(278,328)	(8,024,881)
Non-subordinated corporate bonds	(565,420)	(2,327,802)
Argentine Central Bank (BCRA)	(156,045)	-
Financing from local financial institutions	(34,374,350)	(11,186,369)
Leases	(6,227,606)	(6,673,616)

Collections:	14,988,113	1,748,778
Non-subordinated corporate bonds	14,153,869	-
Argentine Central Bank (BCRA)	-	31,633
Other collections related to financing activities	834,244	1,717,145

Total cash flows used in financing activities	(26,613,636)	(26,463,890)

Effect of exchange rate changes on cash and cash equivalents	572,860,171	3,774,581
Effect of net monetary income/(loss) of cash and cash equivalents	(884,620,723)	(646,610,824)

Total changes in cash flows	220,278,409	(401,795,726)
Restated cash and cash equivalents at the beginning of the year (Note 3)	922,671,461	1,324,467,187
Cash and cash equivalents at fiscal year-end (Note 3)	1,142,949,870	922,671,461

Notes and exhibits are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023, COMPARATIVE WITH THE PREVIOUS FISCAL YEAR

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

1. General Information

1.1. Information on Banco BBVA Argentina S.A.

Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina”, the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 243 national branches.

Since December 1996, BBVA Argentina is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (hereinafter, either “BBVA” or the “Parent”), which directly and indirectly controls the Entity, by holding 66.55% of the share capital as of December 31, 2023.

These consolidated financial statements include the Entity and its subsidiaries (collectively referred to as the “Group”). Basis of consolidation is described in Note 2.2.

Part of the Entity's capital stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange, and the Madrid Stock Exchange.

1.2 Evolution of the macroeconomic situation and the financial and capital systems

In recent years, the Argentine financial market has observed a prolonged period of volatility in the market values of public and private financial instruments, including a high level of country risk, an increase in the official exchange rate between the Argentine peso and the US dollar, an increase in interest rates, and a significant acceleration in the rate of inflation (see note 2.1.5. Measuring Unit).

Particularly, with regard to the price of the US dollar, since the end of 2019 the gap between the official price of the US dollar, used mainly for foreign trade, and alternative market values began to widen significantly, having reached maximum peaks close to 200%. As of the date of issuance of these financial statements, the aforementioned gap amounts to approximately 26%.

With regard to the administration of the national public debt, a process of restructuring has been observed, including various voluntary swaps and agreements reached regarding debts with the so-called Paris Club and the International Monetary Fund.

In this context, on December 10, 2023, the new authorities of the Argentine national government took office, which issued a series of emergency measures. Among the main objectives is pursued, among other relevant issues, a regulatory relaxation in economic matters, reduction of the fiscal deficit mainly through a reduction in spending, including the reduction of different types of subsidies. Likewise, there was a devaluation of the Argentine peso of close to 55% against the U.S. dollar, which has generated an acceleration of the inflationary rhythm, with year-on-year inflation measured from the national CPI published by INDEC of 254.2% as of the date of issuance of these financial statements.

The comprehensive program pursued by the new national government includes reforms in the economy, justice, foreign relations, infrastructure and others. On December 20, 2023, through Decree of Necessity and Urgency No. 70/2023, a significant number of reforms were established, on which different actors filed various injunctions or requests for unconstitutionality before the courts to stop their application.

In addition, the national and international macroeconomic context generates a certain degree of uncertainty regarding its future evolution with regard to the level of economic recovery at the global level.

In view of the above, the Entity's Management permanently monitors the evolution of the abovementioned situations in the international and local markets, in order to determine the possible actions to be taken and identify possible impacts on its equity and financial position, which may require disclosure in the financial statements of future periods.

2. Basis for the preparation of these financial statements and applicable accounting standards

2.1. Presentation basis

2.1.1. Applicable Accounting Standards

These consolidated financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS, the following affect the preparation of these consolidated financial statements:

a)	Within the framework of the convergence process to IFRS established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to a global estimate made by the Entity, as of December 31, 2023 and 2022, its shareholders’ equity would have been reduced by 9,360,898 and 13,958,955, respectively.

b)	In March 2022, the transfer of the equity instruments corresponding to the remaining interest in Prisma Medios de Pago S.A. was made, which instruments were measured at fair value as set forth in Memorandum dated April 29, 2019 and March 22, 2021 received by the BCRA, and the income (loss) from their sale was recorded in the quarter ended March 31, 2022. Had the IFRS been applied in order to determine the fair value above mentioned, the income (loss) for the fiscal year ended December 31, 2022 would have changed. However, this situation did not generate differences as regards the shareholders’ equity value as of December 31, 2022.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS that have been currently approved and are applicable in the preparation of these consolidated financial statements in accordance with the IFRS as adopted by the BCRA as per Communication “A” 7899. In general, the BCRA does not allow the early application of any IFRS, unless otherwise specified.

These financial statements were approved by the Board of Directors of Banco BBVA Argentina S.A. on March 5, 2024.

2.1.2. Figures stated in thousands of pesos

These consolidated financial statements expose figures stated in thousands of Argentine pesos in terms of purchasing power as of December 31, 2023 and are rounded to the nearest amount in thousands of pesos.

The Entity and its subsidiaries consider the Argentine peso as their functional and presentation currency.

2.1.3. Presentation of Statement of Financial Position

The Entity presents its Statement of Financial Position in order of liquidity, according to the model set forth in Communication “A” 6324 of the BCRA.

Financial assets and financial liabilities are generally reported in gross figures in the Statement of Financial Position. They are offset and reported on a net basis only if there is a legal and unconditional right to offset them and Management has the intention to settle them on a net basis or to realize assets and settle liabilities simultaneously.

These consolidated financial statements were prepared on the basis of historical amounts, except for certain species which were valued at Fair value through Other Comprehensive Income (OCI) or at Fair Value through Profit or Loss. In addition, in the case of derivatives, both assets and liabilities were valued at Fair Value through profit or loss.

2.1.4. Comparative information

The Consolidated Statements of Financial Position, Income, Other Comprehensive Income, Changes in Shareholders’ Equity and Cash Flows and the related Notes as of December 31, 2023 are presented comparatively with the previous fiscal year end.

The figures of comparative information have been restated in order to consider the changes in the general purchasing power of the currency and, as a result, are stated in the measuring unit current as of the end of the reporting year (see “Measuring unit” below).

2.1.5. Measuring Unit

These consolidated condensed interim financial statements as of December 31, 2023 have been restated to be expressed in the purchasing power currency as of that date, as set forth in IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, the particular rules issued by the BCRA in Communications “A” 6651, 6849, as amended and supplemented, which established that such method should be applied to financial statements for fiscal years starting on, and after January 1, 2020 and defined December 31, 2018 as transition date.

IFRS requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be restated in constant currency. In order to achieve uniformity in the identification of such an economic environment, IAS 29 establishes (i) certain non-exclusive qualitative indicators consisting of analyzing the behavior of the population, prices, interest rates and salaries in view of the evolution of price indexes and the loss of purchasing power of the currency, and (ii) as a quantitative characteristic, which is the condition most commonly considered in practice, to verify whether the cumulative inflation rate in three years approaches or exceeds 100%. Due to several macroeconomic factors, three-year inflation was above this figure, while the national government's targets and other available projections indicate that this trend will not be reversed in the short term.

Such restatement should be made as if the economy has always been hyperinflationary, using a general price index that reflects the changes in the purchasing power of currency. In order to make such restatements, a series of indexes prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), which combines the consumer price index (CPI) as from January 2017 (base month: December 2016) with the domestic wholesale price index (IPIM, as per its Spanish acronym) published by INDEC until such date, computing for November and December 2015, for which the INDEC did not published any information on the variation of the IPIIM, the variation of the CPI in the City of Buenos Aires.

Considering the index referred to above, inflation for the fiscal years ended December 31, 2023 and 2022 was 211.41% and 94.79%, respectively.

Below is a description of the main impacts of applying IAS 29 and the restatement process of financial statements set forth by Communication “A” 6849, as supplemented, of the BCRA:

a)	Description of the main aspects of the restatement process of the statement of financial position:

i.	Monetary items (those with a fixed nominal value in local currency) are not restated, as they are already expressed in the measuring unit current as of the end of the reporting year. In an inflationary period, holding monetary assets generates a loss of purchasing power and holding monetary liabilities generates a gain in purchasing power, provided that such items are not subject to an adjustment mechanism that may offset these effects to some extent. Gain or loss on net monetary position is included in income (loss) for the reporting year.
ii.	Assets and liabilities subject to adjustments pursuant to specific agreements are adjusted according to such agreements.
iii.	Non-monetary items measured at their current values at the end of the reporting year are not restated for their presentation in the statement of financial position, but the adjustment process must be completed in order to determine in terms of constant measuring unit, the gain or loss generated for holding those non-monetary items.
iv.	Non-monetary items measured at historical cost or at a value current as of a date prior to the end of the reporting year are restated at indexes that reflect the variation occurred in the general price index as from the date of acquisition or restatement until the closing date, and then the restated amounts of said assets are compared with the relevant recoverable values. Charges to income or loss for the year of depreciation of property and equipment and amortization of intangible assets, as well as any other consumption of non-monetary assets are determined based on the new restated amounts.
v.	The restatement of non-monetary assets in terms of a measuring unit current at the end of the reporting year without an equivalent adjustment for tax purposes results in a taxable temporary difference and the recognition of deferred tax liabilities, whose balancing entry is recognized in income or loss for the year.

b)	Description of the main aspects of the restatement process of the statements of income and other comprehensive income:

i.	Expenses and income are restated as from the date of their booking, except those income or loss items that reflect or include in their determination the consumption of assets in purchasing power currency of a date prior to the booking of the consumption, which are restated taking as basis the date of origination of the asset with which the item is related; and also except for income or loss arising from comparing two measurements expressed in purchasing power currency of different dates, for which it is necessary to identify the amounts compared, restate them separately, and make the comparison again, but with the amounts already restated.
ii.	Gain or loss on net monetary position will be classified according to the item that originated it, and is presented in a separate line reflecting the effect of inflation on monetary items.

c)	Description of the main aspects of the restatement process of the statement of changes in shareholders’ equity:

i.	As of the transition date (December 31, 2018), the Entity has applied the following procedures:

a)	Equity items, except those stated below, are restated as from the date on which they were subscribed for or paid-in, as set forth in Communication “A” 6849 for each particular item.
b)	Reserves, including the reserve for first time application of IFRS, were maintained at their nominal value as of the transition date (non-restated legal amount).
c)	Restated retained earnings are determined according to the difference between restated net assets as of the transition date and the rest of the components of initial equity restated as described above.
d)	Balances of other accumulated comprehensive income were restated as of the transition date.

ii.	After the restatement as of the transition date stated in (i) above, all the shareholders’ equity components are restated by applying the general price index from the beginning of the fiscal year and each variation of those components is restated from the date of contribution or from the moment such variation occurred by other means, restating the balances of other accumulated comprehensive income according to the items that give rise to it. Under BCRA requirements, the restatement of share capital and additional paid-in capital is disclosed under “Inflation adjustment to the share capital” account.

d)	Description of the main aspects of the restatement process of the statement of cash flows:

i.	All items are restated in terms of the measuring unit current as of the end of the reporting year.
ii.	Monetary gain or loss on the components of cash and cash equivalents are disclosed in the statement of cash flows after operating, investing and financing activities, in a separate line and independent from them, under “Gain/loss on net monetary position of cash and cash equivalents”.

2.2. Basis of consolidation

The consolidated financial statements comprise the Entity’s and its subsidiaries’ financial statements (the “Group”) as of December 31, 2023 and 2022.

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity when it is exposed to, or has rights to, variable returns from its continued involvement with the entity and has the ability to manage the operating and financial policies of that entity, in order to affect those returns.

This is generally observed in the case of an ownership interest representing more than 50% of its shares entitled to vote.

However, under particular circumstances, the Entity may exercise control with an ownership interest below 50% or may not exercise control even with an ownership interest above 50% in the shares of an investee.

When assessing if an Entity has power over an investee and therefore, whether it controls the variability of its yields, the Entity considers all the relevant events and circumstances, including:

–	The purpose and design of the investee.
–	The relevant activities, the decision-making process on these activities and whether the Entity and its subsidiaries can manage those activities.
–	Contractual agreements such as call options, put options and settlement rights.
–	If the Entity and its subsidiaries are exposed to, or entitled to, variable yields arising from their interest in the investee, and are empowered to affect their variability.

Subsidiaries are fully consolidated as from the date on which effective control thereof is transferred to the Entity and they are no longer consolidated as from the date on which such control ceases. These consolidated financial statements include the Entity’s and its subsidiaries’ assets, liabilities, profit or loss and each component of other comprehensive income. Transactions among consolidated entities are fully eliminated.

Any change in the ownership interest in a subsidiary, without loss of control, is booked as an equity transaction. Conversely, if the Entity loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other equity components, while any resulting gain or loss is recognized in profit or loss, and any retained investment is recognized at fair value at the date of loss of control.

The financial statements of subsidiaries have been prepared as of the same date and for the same accounting periods as those of the Entity, using the related accounting policies consistently with those applied by the Entity. If necessary, the relevant adjustments are made to the financial statements of subsidiaries so that the accounting policies used by the Group are uniform.

Besides, non-controlling interests represent the portion of income or loss and shareholders’ equity that does not belong, either directly or indirectly, to the Entity. Non-controlling interests are exposed in these financial statements in a separate line in the Statements of Financial Position, of Income, Other Comprehensive Income and Changes in Shareholders’ Equity.

As of December 31, 2023 and 2022, the Entity has consolidated its financial statements with the financial statements of the following companies:

Subsidiaries	Registered Office	Province	Country	Main Business Activity
Volkswagen Financial Services Cía. Financiera S.A.	Av. Córdoba 111, 30th Floor	City of Buenos Aires	Argentina	Financing
PSA Finance Arg. Cía. Financiera S.A.	Carlos María Della Paolera 265, 22nd Floor	City of Buenos Aires	Argentina	Financing
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) (1)	Av. Córdoba 111, 22nd Floor	City of Buenos Aires	Argentina	Retirement and Pension Fund Manager
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Av. Córdoba 111, 30th Floor	City of Buenos Aires	Argentina	Mutual Funds Manager

(1)	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) “Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)”: a corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single pay-as-you go system named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension fund managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.

On December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed a lawsuit for damages against the Argentine government under case No. 40.437/2010. The lawsuit was ratified by BBVA Banco Francés in its capacity as the Company’s majority shareholder. On July 1, 2021, a decision rejecting the claim was issued. On August 9, 2022, Room I of the Federal Court of Appeals in Contentious and Administrative Matters ratified the trial court decision. On August 25, 2022, a federal extraordinary appeal was filed against the abovementioned resolution, which was partially accepted in regard to the federal issue at stake and rejected the request concerning the grounds of arbitrariness through the court decision dated September 15, 2022. Considering the partial rejection, an appeal was filed with the Argentine Supreme Court of Justice on September 21, 2022. As of the date of issuance of the accompanying financial statements, neither the outcome of the legal process referred to nor the final assessment of the case by the Argentine Supreme Court of Justice can be estimated. Likewise, in the hypothetical event that in the event of a rejection of the claim, all or part of the costs were imposed on Consolidar AFJP S.A. (in liquidation) and that the assets of said entity were insufficient to support them, the Bank would face such expenses, reserving the right to repeat the proportional part corresponding to the remaining shareholder.

As of December 31, 2023 and 2022, the Entity’s interest in consolidated companies is as follows:

Subsidiaries	Shares		Interest held by the Company		Non-controlling interest
	Type	Number	Total share capital	Votes	Total share capital	Votes
Volkswagen Financial Services Cía. Financiera S.A.	Common	897,000,000	51.00%	51.00%	49.00%	49.00%
PSA Finance Arg. Cía. Financiera S.A. (1)	Common	52,178	50.00%	50.00%	50.00%	50.00%
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) (2)	Common	115,738,503	53.89%	53.89%	46.11%	46.11%
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Common	242,524	100.00%	100.00%	- %	- %

(1) According to the Shareholders' Agreement, the Bank controls the entity because it is exposed to, or entitled to, variable yields due to its continued involvement in the entity and has the capacity to manage the activities relevant to affect those returns, such as financial and risk management activities, among others.

(2) On November 28, 2023, a contribution in cash was made for 120,000 (150,605 in restated values). The Bank subscribed 64,667 (81,135 in restated values) and BBVA subscribed 55,333 (69,470 in restated values).

The Board of Directors of Banco BBVA Argentina S.A. considers that there are no other companies or structured entities that should be included in the consolidated financial statements as of December 31, 2023.

Trusts

The Group acts as a trustee for financial, management and guarantee trusts (see Note 49). Upon determining if the Group controls the trusts, the Group has analyzed the existence of control, under the terms of IFRS 10. Consequently, how power is configured on the relevant activities of the vehicle, the impact of changes in returns over those Structured Entities on the Group, and the relation of both have been evaluated on a case-by-case basis. In all cases, it has been concluded that the Group acts as an agent and therefore does not consolidate those trusts.

Mutual funds

The Group acts as fund manager in various mutual funds (see Note 50). To determine whether the Group controls a mutual fund, the aggregate economic interest of the Group in such mutual fund (comprising any carried interests and expected management fees) is usually assessed, and it is considered that investors have no right to remove the fund manager without cause. The Group has concluded that it has no control over any of these mutual funds.

2.3. Significant accounting policies

These consolidated financial statements as of December 31, 2023 have been prepared in accordance with the financial reporting framework set forth by the BCRA mentioned in Note 2.1.1 “Applied accounting policies”.

In preparing these consolidated financial statements, in addition to what is explained in Notes 2.1.5 “Measuring Unit" and 2.5 "Regulatory changes made this year", the Entity has consistently applied the basis of presentation and consolidation, significant accounting policies and judgments, estimates and significant accounting assumptions described in the fiscal years presented in these consolidated financial statements, except as indicated in Note 2.5.

2.3.1. Going concern

The Entity's Management conducted an assessment of its ability to continue as a going concern and concluded that it has the resources to continue in business for the foreseeable future. Furthermore, Management is not aware of any material uncertainties that may cast doubt on the Entity's ability to continue as a going concern. Therefore, these consolidated financial statements have been prepared on a going concern basis.

2.3.2. Foreign currency

Transactions in foreign currencies are translated into the respective functional currency of Group entities at the spot exchange rates published by the BCRA at the date of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the spot exchange rate at fiscal year-end.

Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the spot exchange rate at the date on which the fair value is determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange rate differences are recognized in the Consolidated Statement of Income in the line “Foreign exchange and gold gains/ (losses)”.

2.3.3. Cash and deposits in banks

The item “Cash and cash equivalents” includes cash and unrestricted balances kept with the BCRA and on-demand accounts held at local and foreign financial institutions.

Cash and cash equivalents are booked at amortized cost in the Consolidated Statement of Financial Position.

2.3.4. Financial assets and liabilities

a) Recognition

The Group initially recognizes loans, deposits, debt securities issued and liabilities at the date of origination. All other financial instruments (including ordinary purchases and sales of financial assets) are recognized on the date of negotiation, that is to say, the date when the Group becomes part of the instrument’s contractual provisions.

The Group recognizes purchases of financial instruments with the commitment of non-optional repurchase at a certain price (repos) as a financing granted in the line “Repo transactions” in the Consolidated Statement of Financial Position. The difference between the purchase and sale prices of those instruments is recorded as interest accrued during the term of the transactions using the effective interest method.

Financial assets and liabilities are initially recognized at fair value. Instruments not measured at fair value through profit or loss are recognized at fair value plus (in the case of assets) or less (in the case of liabilities) the transaction costs directly attributable to the acquisition of the asset or the issuance of the liability.

The transaction price is usually the best evidence of fair value at initial recognition.

However, if the Group determines that the fair value at initial recognition is different from the consideration received or paid, when the level of the fair value hierarchy is 1 or 2, the financial instrument is initially recognized at fair value and the difference is recognized in profit or loss. If the level of the fair value hierarchy at initial recognition is 3, the difference between the fair value and the consideration is deferred in the term of the instrument. The Group will recognize such deferred gain or loss only to the extent that it arises from a change in a factor (including time) that market participants would take into account in pricing the asset or liability.

b) Classification of financial assets

On initial recognition, financial assets are classified and measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVPL).

A financial asset is measured at amortized cost if it meets both of the following conditions:

–	the asset is held within a business model whose objective is to hold assets to collect contractual cash flows, and
–	The contractual terms of the financial asset give rise to cash flows that are “solely payments of principal and interest.”

A financial asset is measured at fair value through OCI if it meets both of the following conditions:

–	the asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and
–	The contractual terms of the financial asset give rise to cash flows that are “solely payments of principal and interest.”

For a financial asset measured at FVOCI, gains and losses are recognized in OCI, except for the following, which are recognized in profit or loss in the same manner as financial assets measured at amortized cost:

–	Interest income using the effective interest method;
–	Expected credit losses (ECL) and reversals; and
–	Exchange gains and losses.

When a financial asset measured at FVOCI is derecognized, the accumulated gain or loss previously recognized in OCI is reclassified from equity to profit or loss.

In the initial recognition of an equity instrument not held for trading, the Group may choose for each instrument individually to present changes in fair value in OCI. Gains and losses on such equity instruments are never reclassified to profit or loss and no impairment in profit or loss is recognized. Dividends are recognized in profit or loss unless they clearly represent a recovery of part of the cost of the investment, in which case they are recognized in OCI. Accrued gains and losses recognized in OCI are transferred to retained earnings at the time of disposition of an investment.

In the initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI or FVPL if doing so eliminates or significantly reduces an accounting asymmetry that would otherwise arise.

All other financial assets are classified as measured at fair value through profit or loss. This category includes derivative financial instruments.

Assessment of the business model

The Group makes an assessment of the objective of a business model in which an asset is held at a portfolio level. The information considered includes:

–	the stated policies and objectives for the portfolio and the implementation of those policies. In particular, whether Management focuses on revenues derived from contractual interest;
–	how the performance of the portfolio is assessed and reported to Management;
–	the risks that affect the performance of the business model and how those risks are managed;
–	how managers of the portfolio are compensated – e.g. whether compensation is based on the fair value of the assets managed or the cash flows collected; and
–	the frequency, volume and timing of sales in prior periods, the reasons for such sales and future sales projection. However, information about sales levels is not considered in isolation, but as part of an overall assessment of how the Group sets its financial asset management objectives.

Financial assets that are held for trading or managed and whose performance is evaluated on a fair value basis are measured at fair value through profit or loss.

Assessment on whether cash flows are “solely payments of principal and interest” (SPPI test)

In the assessment of whether contractual cash flows are “solely payments of principal and interest”, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risks associated with the outstanding principal amount. This includes assessing whether the financial asset contains contractual terms that could change the timing or amount of contractual cash flows such that it would not meet this condition.

In performing such assessment, the Group considers:

–	contingent events that would change the amount and timing of cash flows;
–	leverage of functions;
–	early payment terms and extensions;
–	terms that restrict the Bank's rights in cash flows from specific assets; and
–	functions that modify the consideration of the time value of money (for instance, interest rate periodical reset).

Reclassifications

Financial assets are not reclassified after their initial recognition, except for a change in the Group's business models. Financial liabilities are not reclassified.

c) Classification of financial liabilities

The Group classifies its financial liabilities, other than derivatives, guarantees issued and liabilities at fair value through profit or loss as measured at amortized cost.

Financial instruments held for trading and derivatives are measured at fair value through profit or loss.

Financial liabilities held for trading have been acquired or incurred primarily to be sold or repurchased in the short term, or are held as part of a portfolio which is jointly managed to make short-term profits or to take positions. Trade liabilities are initially recognized and then measured at fair value in the Consolidated Statement of Financial Position, with transaction costs being recognized through profit or loss. Changes in fair value are recognized through profit or loss as part of the net revenues from trading.

Financial guarantees are contracts that require the Group to make specified payments to reimburse the holder for a loss that it incurs because a specified debtor fails to make payment when it is due in accordance with the terms of a debt instrument.

The debt from financial guarantees issued is initially recognized at fair value. The debt is subsequently measured at the higher of the amortized amount and the present value of any expected payment to settle the liability when a payment under the contract has become probable.

The Group recognizes sales of financial instruments with the commitment of non-optional repurchase at a certain price (repos) as a financing received in the line “Repo transactions” in the Consolidated Statement of Financial Position. The difference between the purchase and sale prices of those instruments is recorded as interest accrued during the term of the transactions using the effective interest method and is accounted for in the line "Interest expenses" in the Consolidated Statement of Income.

d) Measurement at amortized cost

The amortized cost of a financial asset or liability is the amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the amortization, using the effective interest method, of any difference between the initial amount and the amount at maturity. In the case of financial assets, it also includes any impairment adjustments (doubtful accounts).

e) Changes in financial assets and liabilities

i) Financial assets

If the terms of a financial asset are changed, then the Group assesses whether the cash flows of the changed asset are substantially different.

If the cash flows are substantially different, then the contractual rights to the cash flows of the original financial asset are considered to have expired. In this case, the original financial asset is derecognized, and a new financial asset is recognized at its fair value plus any eligible transaction costs. Any fees received as part of the modification are accounted for as follows:

–	Fees that are considered in determining the fair value of the new asset and fees that represent the reimbursement of eligible transaction costs are included in the initial measurement of the asset; and
–	Other fees are included in profit or loss as part of the gain or loss on derecognition.

If cash flows are modified when the borrower is facing financial difficulties, then the purpose of the modification is usually to maximize the recovery of the original contractual terms rather than originating a new asset with substantially different terms. If the Group plans to modify a financial asset in a way that results in the forgiveness of cash flows, then it first considers whether a portion of the asset should be written off before the modification is carried out. This approach impacts the outcome of the quantitative assessment, and the derecognition criteria are generally not met in such cases.

If the modification of a financial asset measured at amortized cost or FVOCI does not result in the financial asset being derecognized from the accounts, then the Group first recalculates the gross carrying amount of the financial asset using the original effective interest rate of the asset and recognizes the resulting adjustment as a modification of gain or loss in profit or loss. For floating-rate financial assets, the original effective interest rate used to calculate the gain or loss of the modification is adjusted to reflect the current market terms at the time of the modification. Any costs or fees incurred, and fees received as part of the modification adjust the gross carrying amount of the modified financial asset and are amortized over the remaining term of the modified financial asset.

If such modification is carried out due to financial difficulties of the borrower, then the gain or loss is presented along with impairment losses. In other cases, it is presented as interest income calculated using the effective interest rate method.

ii) Financial Liabilities

The Group derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognized at its fair value. The difference between the carrying amount of the derecognized financial liability and the consideration paid is recognized in profit or loss. The consideration paid includes any non-financial assets transferred, if any, and the assumption of liabilities, including the new modified financial liability.

If the modification of a financial liability is not accounted for as derecognition, then the amortized cost of the liability is recalculated by discounting the modified cash flows at the original effective interest rate, and the resulting gain or loss is recognized in profit or loss. For floating-rate financial liabilities, the original effective interest rate used to calculate the gain or loss on modification is adjusted to reflect the current market terms at the time of modification. Any costs and fees incurred are recognized as an adjustment to the carrying amount of the liability and are amortized over the remaining term of the modified financial liability by recalculating the effective interest rate of the instrument.

f) Derecognition of financial assets and liabilities

i) Financial Assets

The Group derecognizes a financial asset when the contractual rights to the cash flows of the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all risks and rewards of ownership of the financial asset are transferred, or in which the Group neither transfers nor retains substantially all risks and benefits of ownership and does not retain control of the financial asset.

When a financial asset is derecognized, the difference between the carrying amount of the asset (or the carrying amount allocated to the portion of the asset derecognized) and the sum of (i) the consideration received (including any new assets obtained less any new liabilities assumed) and (ii) any accumulated gain or loss that would have been recognized in OCI is recognized in profit or loss.

Any accumulated gain/loss recognized in OCI with respect to equity investment securities designated as FVOCI are not recognized in gains or losses at the time of derecognition of such securities. Any interest in transferred financial assets that qualifies for derecognition in accounts that is created or retained by the Group is recognized as a separate asset or liability.

The Group enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains all or substantially all of the risks and rewards of the transferred assets or a portion thereof. In such cases, the transferred assets are not derecognized from accounts. Examples of such transactions are securities lending and buying and selling transactions.

When assets are sold to a third party with a concurrent total rate of return swap on the transferred assets, the transaction is accounted for as a secured financing transaction similar to repo sale transactions, because the Group retains all or substantially all of the risks and rewards of ownership of such assets.

In transactions where the Group does not retain or transfer substantially all of the risks and rewards of ownership of a financial asset and retains control over the asset, the Group continues to recognize the asset to the extent of its continuing interest, determined by the extent to which it is exposed to changes in the value of the transferred asset.

In certain transactions, the Group retains the obligation to service the transferred financial asset in exchange for a fee. The transferred asset is derecognized if it meets the derecognition criteria. An asset or liability for the servicing contract is recognized if the service fee is more than adequate (asset) or less than adequate (liability) to perform the service.

ii) Financial Liabilities

The Group derecognizes a financial liability when its contractual obligations are fulfilled, settled, or expire.

g) Impairment of financial assets

By means of Communication “A” 6778, as amended, the BCRA established the adoption of the expected credit loss model set forth under paragraph 5.5. of IFRS 9 to calculate allowances for loan losses, excluding debt instruments issued by the non-financial government sector from the scope of such standard (“IFRS 9 as per BCRA”) for Group “A” institutions, effective for fiscal years beginning on or after January 1, 2020, with retroactive effects. The impact of the change in accounting policy was recognized in Unappropriated retained earnings as of January 1, 2019, which is the transition date. Until such date, the Entity applied the impairment model established by the BCRA pursuant to Communication "A" 2950 as amended, which requires the recognition of allowances for loan losses based on minimum guidelines established by the BCRA.

As from January 1, 2020, the Bank recognizes the allowance for loan losses based on the expected credit loss model, for the following financial instruments that are not measured at fair value through profit or loss:

–	financial assets that are debt instruments,
–	lease receivables,
–	financial guarantee contracts, and
–	loan commitments.

No impairment is recognized in respect of debt instruments issued by the non-financial government sector or in respect of equity instruments.

The IFRS 9 impairment model applies to financial assets measured at amortized cost and financial assets measured at fair value through other comprehensive income, except for investments in equity instruments. Additionally, all financial instruments measured at fair value through profit or loss are excluded from the impairment model.

The standard classifies financial instruments into three categories, depending on the evolution of their credit risk since their initial recognition. The first category includes transactions without a significant increase in credit risk since initial recognition and not credit-impaired for which a 12-month Expected Credit Loss (ECL) is recognized (Stage 1). The second category comprises financial assets for which a significant increase in credit risk has been identified since initial recognition but that are not credit-impaired (Stage 2) for which a lifetime ECL is recognized. And the third category, for impaired financial assets where one or more events have occurred that have a detrimental impact on the estimated future cash flows of the financial asset (Stage 3).

The calculation of provisions for credit risk in each of these three categories is carried out differently according to expected loss concepts:

–	Expected loss at 12 months: Expected credit loss arising from possible default events within the 12 months following the date of financial statements presentation, applicable to financial assets classified in Stage 1; and
–	Expected credit losses over the life of the transaction: It is the expected credit loss arising from all possible default events during the remaining life of the financial instrument, applicable to financial assets classified in Stage 2 and 3.

All of this requires considerable judgment, both in modeling for the estimation of expected losses and in forecasts, on how economic factors affect such losses, which must be made on a weighted probability basis.

The Group has applied the following definitions in accordance with IFRS 9:

New Definition of Default (“NDoD”) (as from November 2021)

Historically, the definition of credit-impaired asset within the scope of IFRS 9 has been largely consistent with the definition of noncompliance used by the Bank for the internal management of credit risk. In 2021, the Bank updated its definition of noncompliance. Therefore, the definition of credit-impaired asset (Stage 3) has been updated accordingly and it is deemed to be a change in the accounting estimates, which restores consistency with the definition of noncompliance and ensures the integration of both definitions in the management of credit risk. This amendment constitutes a change in an accounting estimate and therefore, it was recognized prospectively.

Restructured financial assets (See Note 42.1.)

If the terms of a financial asset are renegotiated or amended, or if the financial asset is replaced with another one as a consequence of debtor's financial distress, then such financial asset will be assessed for derecognition, and an allowance for loan losses will be calculated as follows.

–	If the expected restructuring does not result in the derecognition of the existing asset, then, the expected cash flows from the restructured financial asset are considered.
–	If the expected restructuring results in the derecognition of the existing asset, then, the fair value of the new asset is considered as the final cash flow from the existing financial asset.

Impaired financial assets

At each reporting year end, the Group assesses assets measured at amortized cost and debt instruments (financial assets) measured at fair value through OCI for impairment. A financial asset is impaired when one or more events have occurred having a negative impact on the estimated cash flows from the financial asset.

Evidence that a financial asset is impaired includes the following observable inputs:

–	borrower's or issuer's significant financial distress,
–	contractual breach,
–	restructuring of a loan under conditions the Bank would not otherwise agree to,
–	when borrower is likely to go into bankruptcy or other form of financial reorganization, or
–	disappearance of an active market for a security due to issuer's financial distress.

It may not be possible to identify a single discrete event. Instead, the combined effect of multiple events may cause financial assets to experience credit deterioration.

The definition of impaired financial assets within the Group aligns with the default definition explained earlier.

Significant Increase in Credit Risk

The purpose of impairment requirements is to recognize ECLs for financial instruments for which there has been a significant increase in credit risk since initial recognition, considering all reasonable and documented information, including prospective information.

The model developed by the Group to assess the significant increase in credit risk has a dual focus:

–	Quantitative Criterion: The Group employs a quantitative analysis based on comparing the current expected probability of default over the life of the transaction with the adjusted original expected probability of default, ensuring both values are comparable in terms of expected probability of default for their residual life. The thresholds used to consider a significant increase in risk take into account special cases based on geographic areas and portfolios. Depending on the age of the existing transactions at the time of standard implementation, some simplification is made to compare default probabilities between the current and original timeframes, based on the best available information at that time.

–	Qualitative Criterion: Most indicators for detecting significant increases in risk are included in the Group's systems through rating/scoring systems or macroeconomic scenarios, thus the quantitative analysis covers most circumstances. The Group will use additional qualitative criteria when it deems it necessary to include circumstances not reflected in the rating/scoring systems or macroeconomic scenarios used.

Additionally, instruments meeting any of the following main circumstances are classified as Stage 2 (Qualitative Criterion):

–	Over 30 days past due. However, this presumption may be rebutted in cases where the Group, based on reasonable and documented information, considers that such default does not represent a significant increase in risk. The Group has not considered periods exceeding 30 days for any of the significant portfolios.
–	Watchlist: These are subject to special monitoring by Risk units due to negative signs in their credit quality, even if there is no objective evidence of impairment.
–	Refinancing or restructuring that does not show evidence of impairment.

Method for calculating ECLs

The measurement of ECLs should reflect:

–	An amount that is considered fair and unbiased, determined by evaluating a variety of possible outcomes.
–	The time value of money.
–	Reasonable and documented information that is available at no cost or undue effort and that reflects current conditions and forecasts of future economic conditions.

The Group measures ECLs both individually and collectively.

For significantly impaired instruments, the amount of credit losses is calculated as the difference between the expected discounted cash flows at the effective interest rate of the transaction and the carrying amount of the instrument.

To determine which and how many clients need to be analyzed individually, the Group adopts the criterion defined by BBVA Group, which is a relative weight in terms of total risk over the total delinquency risk of the wholesale exposure and, in terms of total risk, over the total risk Watchlist of the wholesale exposure.

The scope of individual analysis is defined with the following criteria to analyze all clients with at least one asset past due and with total risk above the local threshold (24,000) or with at least one asset on the Watchlist with total risk above the local threshold (64,000), namely:

a) Stage 3 and Total Risk > 24,000;

b) Stage 2, Watchlist, and Total Risk > 64,000.

Default Exposure Threshold: The threshold is set in such a way that clients with total risk above this threshold are individually assessed for at least 40% of the total default risk of the wholesale portfolio.

Watchlist Exposure Threshold: The threshold is set in such a way that clients with total risk above this threshold are individually assessed for at least 20% of the total risk of the wholesale portfolio on the Watchlist.

For the collective measurement of expected losses, instruments are grouped into asset pools based on their risk characteristics. Exposure within each group is segmented according to common credit risk characteristics, which are indicative of the borrower's repayment ability in accordance with their contractual conditions. These risk characteristics must be relevant in estimating the future cash flows of each group. Credit risk characteristics may include, among others, the following factors:

–	Type of instrument.
–	Rating or scoring tools.
–	Type of collateral.
–	Time period in default for Stage 3.
–	Segment.
–	Qualitative criteria that may signify a significant increase in risk.

ECLs are derived from the following parameters:

–	Probability of Default (PD): Estimate of the likelihood of default within a specified timeframe.
–	Exposure at Default (EAD): Estimate of exposure in the event of default in each future period, considering changes in exposure after the financial statements' reporting date.
–	Loss Given Default (LGD): Estimate of loss in the event of default, calculated as the difference between contractual cash flows and receivables, including collateral.
–	Credit Conversion Factor (CCF): Estimate made on off-balance sheet balances to determine exposure subject to credit risk in the event of default.

For debt securities, the LDP (Low Default Portfolio) methodology used relies on parameters based on external ratings.

Use of present, past, and future information.

ECLs require the integration of present, past, and future information to detect any significant increase in risk and measure the expected loss.

ECLs do not require the identification of all possible scenarios to measure the expected loss. However, it is also necessary to consider the probability of a loss event occurring and the probability of it not occurring, even if the likelihood of a loss may be very small. Additionally, when there is no linear relationship between the different future economic scenarios and their associated expected losses, more than one future economic scenario should be used for measurement.

The approach employed by the Group involves initially using the most probable scenario (base scenario) consistent with that used in the Group's internal management processes, and then applying an additional adjustment calculated by considering the weighted average of expected losses in other economic scenarios (a more positive and a more negative one). This adjustment is applied every three months, and the macro model is calibrated at least once a year. The primary macroeconomic variable in each of the scenarios is the Gross Domestic Product ("GDP").

Recognition of the allowance for expected credit losses

The allowance for expected credit losses is recognized as follows:

–	Financial assets measured at amortized cost: as a write-down of the asset carrying amount in the Statement of Financial Position.

–	Loan commitments and financial guarantees contracts: recognized under the line Provision for contingent commitments under liabilities, in the Statement of Financial Position.
–	When a financial instrument includes a drawn component and an undrawn component, and the Group cannot identify the ECLs of the commitment component separately from that of the drawn component: the Group presents a combined provision for losses for both components. The combined amount is presented as a deduction from the gross carrying amount of the drawn component. Any excess of the provision for losses over the gross amount of the drawn component is presented as a provision; and
–	Financial assets measured at fair value through OCI: no allowance is recognized in the Statement of Financial Position because the assets are measured at fair value. However, the allowance for expected credit losses is recognized in OCI.

Measurement of expected credit losses (ECL)

IFRS 9 requires determining the expected credit loss (ECL) of a financial instrument in a way that reflects an unbiased estimate, the time value of money and a forward-looking perspective (including the economic forecast).

Therefore, the recognition and measurement of ECL is highly complex and involves the use of significant analysis and estimation including formulation and incorporation of forward-looking economic conditions into ECL.

Risk parameters adjusted by macroeconomic scenarios

ECL must include forward-looking macroeconomic information. The Group uses the credit risk parameters probability of default (PD), loss-given default (LGD) and exposure at default (EAD) in order to calculate the ECL for the credit portfolios.

The Group´s methodological approach in order to incorporate the forward-looking information aims to determine the relation between macroeconomic variables and risk parameters following three main steps:

–	Step 1: Analysis and transformation of time series data.
–	Step 2: For each dependent variable, find conditional forecasting models that are economically consistent.
–	Step 3: Select the best conditional forecasting model from the set of candidates defined in Step 2, based on their out of sample forecasting performance.

How economic scenarios are reflected in calculation of ECL

Based on economic theory and analysis, the macroeconomic variables most directly relevant for explaining and forecasting the selected risk parameters are:

–	The net income of families, corporations or public administrations.
–	The payment amounts on outstanding loans’ principal and interest.

The Group approximates these variables by using a proxy indicator from the set included in the macroeconomic scenarios provided by the economic research department.

Only a single specific indicator for each of the two variables can be used, and only core macroeconomic indicators should be selected as first choice: for a) using Real GDP Growth can be seen as the single sufficient “factor” required for capturing the influence of all potentially relevant macro-financial scenario on internal PDs; for b) using the most representative short term interest rate or exchange rates expressed in real terms.

Real GDP growth is given priority over any other indicator not only because it is the most comprehensive indicator of income and economic activity, but also because it is the central variable in the generation of macroeconomic scenarios.

Multiple scenario approach under IFRS 9

IFRS 9 requires calculating an unbiased probability weighted measurement of ECL by evaluating a range of possible outcomes, including forecasts of future economic conditions.

The BBVA Research team produces forecasts of macroeconomic variables under a baseline scenario, which are used in the rest of the related processes of the Group, such as budgeting, the internal capital adequacy assessment process (ICAAP), risk appetite framework and stress testing.

Additionally, the BBVA Research team produces alternative scenarios to the baseline scenario so as to meet the requirements under the IFRS 9 standard.

Alternative macroeconomic scenarios

For each of the macroeconomic variables (GDP or interest rate or exchange rate), the BBVA Research team produces three scenarios.

Each of these scenarios corresponds to the expected value of a different area of the probabilistic distribution of the possible projections of the economic variables.

The approach of the Group consists in using the scenario that is the most likely scenario, which is the baseline scenario, consistent with the rest of internal processes (ICAAP, Budgeting) and then applying upside and downside scenarios by taking into account the weighted average of the ECL determined by each of the scenarios.

It is important to note that, in general, it is expected that the effect of the adjustment due to the application of multiple scenarios will increase the ECL. It is possible that the referred adjustment does not have that effect, whenever the relationship between macro scenarios and losses is linear, however, it is not expected to reduce the ECL.

h) Derecognitions

Loans are derecognized (partially or totally) when there are no realistic expectations of recovery. This is generally the case when the Group determines that the borrower has no assets or sources of income that could generate sufficient cash flows to repay the amounts subject to write-off. This assessment is carried out at the individual asset level.

Recoveries of previously written-off amounts are included in "impairment of financial assets" in the Consolidated Statement of Comprehensive Income.

Financial assets that have been written off may still be subject to enforcement activities to comply with the Group's procedures for recovering outstanding amounts.

i) Offsetting of financial assets and liabilities

Financial assets and liabilities are offset and their net amount is disclosed in the Consolidated Statement of Financial Position if, and only if, the Group has a legally enforceable right to offset the amounts recognized and the intention to settle them on a net basis, or the intention to realize the asset and settle the liability simultaneously.

Revenues and expenses are disclosed on a net basis only to the extent permitted by the IFRS, or otherwise to reflect profits or losses arising from a group of similar transactions.

2.3.5. Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income.

2.3.6. Investments in associates

An associate is an entity over which the Group has a significant influence but no control or joint control over financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity. A joint venture is an agreement whereby the Group has joint control, that is to say, the Group has a right over the net assets, rather than over the assets and liabilities, of the agreement.

Interests in associates are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the consolidated financial statements include the Group's share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the significant influence or joint control cease.

When the Group's share of losses exceeds its interest in an associate accounted for under the equity method, the carrying amount of such interest, including long-term investments, is written down to zero, without recognizing additional losses, except to the extent the Group has an obligation or has made payments on behalf of the investee.

2.3.7. Property and equipment

Property and equipment items are measured at restated cost, net of accumulated depreciation and accumulated impairment losses, if any. The cost includes the spot purchase price and expenses directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating as intended by Management.

As of the transition date to IFRS, January 1, 2017, the Group considered the fair value of its real properties as of such date determined through technical appraisals as their attributed cost.

If significant parts of a property and equipment item have different useful lives, such parts are recognized as separate items (main components) of property and equipment.

Gains or losses from the disposal of a property and equipment item are carried at net amounts under Other income in the Statement of Income.

Subsequent expenses are only capitalized if they are likely to provide future economic benefits for the Group. Repairs and maintenance in progress are recognized in profit or loss as incurred.

Depreciation is calculated using the straight-line method during the estimated useful lives of the assets and is recognized in the Consolidated Statement of Income under “Depreciation and impairment.” The estimated useful lives of significant property and equipment items are as follows:

-	Buildings: as reported in the technical appraisal corresponding to each building
-	Furniture and facilities: 10 years
-	Equipment: 3-5 years
-	Vehicles: 5 years

Depreciation methods and useful lives are reviewed at each reporting date and adjusted prospectively, if necessary.

As a non-monetary asset, this item was adjusted for inflation.

2.3.8. Leases

IFRS 16 introduces a single lessee accounting model, requiring that lessees recognize a right of use of the leased asset and a lease liability representing the obligation to make lease payments. The Entity has opted to apply the exceptions related to the recognition of short-term leases and leases where the underlying asset is of low value.

As to the lessor's accounting, IFRS 16 substantially keeps the requirements of IAS 17. Therefore, lessors continue classifying leases as operating or finance, and each of them is recognized differently.

The Group recognizes the right of use as an asset and the lease liability as a liability, mainly related to the leases of offices in its branch network (Note 25).

As of December 31, 2023 and 2022, the Entity has not entered into agreements related to variable lease payments. As of such date, there are no leases that have not yet commenced, pursuant to which the Entity has undertaken commitments, and which enter into force in subsequent years.

Below is a detail of the related accounting policies:

Contracts that contain a lease

At the contract inception, the Group evaluates whether a contract is, or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

As a lessor

When the Group acts as a lessor, at lease inception, it determines whether it is a finance or an operating lease.

To classify each lease, the Group evaluates if it transfers substantially all the risks and rewards incidental to ownership of the leased asset. If this is the case, then the lease is a finance lease, otherwise, it is an operating lease.

In a finance lease, the leased asset is derecognized and recognized as a receivable for an amount equivalent to the net investment in the lease under “Loans and other financing.”

Lease payments included in the measurement of the net investment are as follows:

–	Fixed payments, including in-substance fixed payments;

–	Variable lease payments, which depend on a rate or index, initially measured using the rate or index as at the lease commencement date;

–	Any amounts expected to be payable under a residual value guarantee;

–	The exercise price under purchase options, if it is reasonably certain that they will be exercised;

–	Any penalties for early termination, if it is reasonably certain that the contract will be early terminated.

Payments received under a finance lease are broken down into interest and the reduction of the net investment in the lease. Interest is recognized over the lease term applying an effective interest rate. Contingent leases are not considered in determining the net investment in the lease.

In an operating lease, the leased asset (generally investment properties) is not derecognized, and the collection received is recognized as revenues applying the straight line method.

As a lessee

The Group recognizes a right of use asset and a lease liability at the commencement date. The right of use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle or restore the underlying asset, less any incentives received.

The right of use asset is subsequently depreciated using the straight-line method from the commencement date to the expiration of the lease term.

The lease liability is initially measured at the present value of the lease payments that were not paid at the commencement date, discounted using the Group’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise the following:

–	Fixed payments, including fixed payments in kind;
–	Variable lease payments, which depend on a rate or index, initially measured using the rate or index as at the lease commencement date;
–	Any amounts expected to be payable under residual value guarantee;
–	The exercise price under a purchase options, if it is reasonably certain that they will be exercised;
–	Any amounts expected to be payable for renewal periods if it is reasonably certain that the extension options will be exercised; and
–	Any penalties for early termination, if it is reasonably certain that the contract will be early terminated.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in a rate or index, if there is a change in the Group´s estimate of the amount expected to be payable under a residual value guarantee or if the Group changes its assessment of whether it will exercise a purchase, extension or early termination option.

When the lease liability is remeasured, the relevant adjustment is made to the right of use asset.

US dollar-denominated lease liabilities are converted into functional currency at the spot exchange rate as of the reporting date. Exchange gains or losses resulting from conversion are recognized in profit or loss.

The Group has elected not to recognize right-of-use assets and lease liabilities of low-value assets and short-term leases, including IT equipment. The Group recognizes the lease payments associated with these leases as an expense, on a straight-line basis during the lease term.

2.3.9. Intangible assets

Intangible assets include the information systems restated costs of acquisition and implementation, which are measured at cost less accumulated amortization and impairments, if any.

Subsequent disbursements related to information systems are only capitalized if the economic benefits of the related asset increase. All other expenses are recognized as a loss as incurred.

Information systems are amortized using the straight-line method over their estimated useful life of 5 years, and their amortization is recognized in “Depreciation and amortization” in the Consolidated Statement of Income.

Amortization methods, as well as the useful life assigned are reviewed at each reporting date and adjusted prospectively, if applicable.

As a non-monetary asset, this item was adjusted for inflation.

2.3.10. Other non-financial assets

a) Investment properties

Investment properties are measured at cost, net of accumulated depreciation and accumulated impairment losses, if any. The cost includes the spot purchase price and expenses directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating as intended by Management.

Any gain or loss from the disposal of investment property (calculated as the difference between net revenues from the disposal and the carrying amount of the item) is recognized in profit or loss.

Depreciation is calculated using the straight-line method during the estimated useful lives of the assets and is recognized in the Consolidated Statement of Income under “Depreciation and impairment.”

Depreciation methods and useful lives are reviewed at each reporting date and adjusted prospectively, if necessary.

When the use of a given property changes such that it is reclassified to property and equipment, its fair value as of the reclassification date becomes the cost at which the asset will be subsequently recognized.

As a non-monetary asset, this item was adjusted for inflation.

For the purposes of the depreciation calculation, the guidelines described in 2.3.7. are followed.

b) Assets acquired as security for loans

Assets acquired as security for loans are measured at fair value at the date on which the Entity becomes the owner thereof, and any differences with the accounting balance of the related loan are recognized in profit or loss. The subsequent valuation will be based on the acquired asset.

2.3.11. Non-current assets held for sale

Non-current assets are classified as held for sale, if it is highly likely that they will be recovered, mainly through their sale, which is estimated to occur within 12 months following the date of their classification as such.

These assets or group of assets is generally measured at the lower of their carrying amount and their fair value less the cost of disposal.

When a property and equipment item is classified as “non-current assets held for sale,” depreciation is no longer applied.

2.3.12. Impairment of non-financial assets

At least at each reporting date, the Group assesses whether there are indications that a non-financial asset may be impaired (except deferred tax assets). If there is such an indication, the asset's recoverable value is estimated.

For the impairment test, assets are grouped into the smallest group of assets generating cash inflows from their continuous use, which are largely independent of the cash inflows from other assets or other cash generating units (CGU). The business goodwill acquired in business combinations is distributed to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The “recoverable value” of an asset or CGU is the higher of its value in use and its fair value less the cost of sale. The “value in use” is based on estimated cash flows, discounted at their present value using the pre-tax interest rate that reflects current market assessment of the time value of money and the risks specific to the asset or CGU.

If the accounting balance of an asset (or CGU) is higher than its recoverable value, the asset (or CGU), is considered impaired and its carrying amount is reduced to its recoverable value and the difference is recognized in profit or loss.

Reversal of an impairment loss for goodwill is prohibited. For other assets, an impairment loss is reversed only to the extent the accounting value of the assets does not exceed the value they would have had if the impairment had not been recognized.

2.3.13. Provisions

The Group recognizes a provision if, as a result of a past event, there is a legal or implied obligation for an amount that can be reliably estimated and it is likely that an outflow of resources will be required to settle such obligation.

To assess provisions, the existing risks and uncertainties were considered, taking into consideration the opinion of the Group's external and/or internal legal advisors. Based on the analysis carried out, the Group recognizes a provision for the amount considered as the best estimate of the potential expense necessary to settle the present obligation at each year-end date.

The provisions recognized by the Group are reviewed at each year-end date and adjusted to reflect the best estimate available.

2.3.14. Personnel benefits

a) Short-term personnel benefits

Short-term personnel benefits are recognized in profit or loss when the employee provides the related service. A provision is recognized if the Group has the legal or implied obligation as a result of past services provided by the employee, to pay an amount that can be reliably estimated.

b) Other long-term personnel benefits

The Group's obligation in relation to long-term personnel benefits is equivalent to the amount of the future benefit the employees have earned in exchange for services provided during the reporting and prior years. The benefit is discounted at present value. Changes in the measurement of the obligation are recognized in profit or loss.

c) Termination benefits

Termination benefits are accounted for as an expense at the earlier of the following dates: when the Group can no longer withdraw the offer of those benefits and when the Group recognizes restructuring costs. If benefits are not expected to be settled in full within the 12 months subsequent to the reporting date, then such benefits are discounted.

2.3.15. Share Capital and capital adjustments

The “Share Capital” is exposed at its nominal value, in accordance with regulations in force, and the difference with its restated amount is presented in the supplementary account “Capital adjustments”.

Incremental transaction costs directly attributable to the issuance of common shares are recognized as a reduction in the contributions received, net of the related income tax.

2.3.16. Interest income and expenses

Interest income and expenses are recognized in profit or loss using the effective interest method. The effective interest rate is the rate whereby the contractual payment and collection cash flows are discounted during the expected lifetime of the financial instrument at the book value of the financial asset or liability.

The calculation of the effective interest rate includes transaction costs, commissions and other items paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition of a financial asset or the issuance of a financial liability.

The “amortized cost” of a financial asset or liability is the amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus cumulative amortization, using the effective interest method of any difference between the initial amount and the amount at maturity and, for financial assets, adjusted for any expected credit loss provision.

The “gross carrying amount of a financial asset” is the amortized cost of a financial asset before adjustments to reflect the expected credit loss provision.

In calculating interest income and expenses, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit impaired) or to the amortized cost of the liability.

However, for credit-impaired financial assets after initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit impaired, then interest income is again calculated on a gross basis.

Interest income and expenses presented in the Consolidated Statement of Income include interest on:

–	financial assets and liabilities measured at amortized cost; and
–	financial assets measured at fair value through OCI.

2.3.17. Commission income and expenses

This item includes commission income from transactions with customers, primarily related to maintenance and administration commissions in respect of checking accounts, savings accounts, credit cards, custody of securities and exchange transactions.

Commissions, fees and similar items that are part of a financial asset or liability's effective interest rate are included in the measurement of the effective interest rate.

The breakdown of commission income and expenses is presented in Note 29 and 30 to these financial statements.

The Bank has a benefit program in place, whereby it offers points to individual customers, which can be redeemed for various products and/or services. While the program is managed by the Bank, it has concluded that it is acting as an agent in relation to the points and consequently the allocated transaction price consists only of the commission on the amounts paid to the principal.

All other commission income items, including service, mutual funds management, and loan syndication fees, and sales commissions, are recognized when the related service is rendered.

2.3.18. Current and deferred income tax

Income tax expense for each period includes the current income tax and deferred income tax and is recognized in profit or loss, except to the extent that it relates to an item recognized in OCI or directly in shareholders’ equity.

a) Current tax

Current income tax includes the income tax payable, or advances made during the year and any adjustment payable or receivable related to previous years. The amount of the current tax payable (or to be recovered) is the best estimate of the amount that is expected to be paid (or to be recovered) measured at the applicable rate at the year-end date.

b) Deferred tax

Deferred income tax recognizes the tax effect of temporary differences between the accounting balances of the assets and liabilities and the related tax bases used to assess taxable income.

Deferred tax is not recognized on:

–	Temporary differences arising from the initial recognition of assets or liabilities in a transaction other than a business combination and which does not affect either the accounting or the taxable profit or loss.
–	Temporary differences associated with investments in subsidiaries, to the extent it is probable that the reversal will not occur in the foreseeable future; and
–	Taxable temporary differences arising from the initial recognition of goodwill.

A deferred tax liability is recognized for the tax effect of all taxable temporary differences.

A deferred tax asset is recognized for the tax effect of unused tax losses and deductible temporary differences, insofar as it is likely that future taxable income will be generated against which such temporary differences can be applied. Future taxable income is determined on the basis of the Bank’s and its subsidiaries’ business plans. Deferred tax assets are reviewed at each year-end date, and are reduced to the extent the associated tax benefits are no longer expected to be realized. Such reductions are reversed as future taxable income is more likely to be generated.

Deferred tax assets that have not been recognized will be reassessed at each year-end date and will be recognized insofar as it is likely that the Entity will have future taxable income against which such assets can be applied.

Deferred tax is measured at the tax rates expected to be applied upon reversal of the temporary differences, using enacted or substantially enacted tax rates at year-end.

The measurement of deferred tax reflects the tax consequences of the manner in which the Group expects to recover or settle the carrying amount of its assets and liabilities at year-end.

Deferred tax assets and liabilities can be offset only if certain criteria are met.

2.3.19. Segment reporting

An operating segment is a component of the Group engaged in business activities from which it can generate revenues and incur expenses, including revenues and expenses related to transactions with any other components of the Group. The operating results of these segments are periodically reviewed by the highest operational decision-making authority to make decisions about the resources to be allocated to the segment and assess its performance. Discrete financial information is available for such segment.

The results of segments reported to the highest operational decision-making authority include items that are directly attributable to a segment, as well as those that may be allocated on a reasonable basis. Unallocated items mainly consist of corporate assets (primarily the Bank's headquarters), central office expenses, and tax assets and liabilities.

2.3.20. Customer Loyalty Program

The loyalty program offered by the Bank involves accumulating points generated from purchases made with credit cards, which may be exchanged for any available reward on the program platform.

The Bank concluded that the rewards to be granted create a separate performance obligation. Therefore, at the end of each fiscal year, the Bank recognized a provision for the rewards to be granted under the item "Other Liabilities."

2.4. Accounting judgments, estimates and assumptions

The preparation of these consolidated condensed financial statements in accordance with IFRS requires the preparation and consideration, by the Entity’s and its subsidiaries’ Management, of significant accounting judgments, estimates and assumptions that impact in the reported balances of assets and liabilities, income and expenses, as well as in the determination and disclosure of contingent assets and liabilities as of the end of the reporting year.

The entries made are based on the best estimate of the probability of occurrence of different future events. In this sense, the uncertainties associated with the estimates and assumptions adopted may result in the future in final results that would differ from such estimates and require significant adjustments to the reported balances of the assets and liabilities affected. Accounting judgments, estimates and assumptions are reviewed on an ongoing basis and their effect is recognized prospectively.

2.4.1. Judgments

The information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is described in Note 2.2. Determination of the “Basis of consolidation” regarding the existence of control of other entities and Note 2.3. “Significant accounting policies” under the following headings:

–	Note 2.3.4. b) “Classification of financial assets”
–	Note 2.3.4. g) “Impairment of financial assets”
–	Note 2.3.8. “Leases” A- “Contracts that contain a lease”

2.4.2. Assumptions and estimations of uncertainties

Information about assumptions and estimation of uncertainties that have a significant risk of resulting in a material adjustment to these consolidated financial statements is included in the following notes:

–	Note 39.3. “Valuation techniques for Levels 2 and 3”
–	Nota 2.3.13 – “Provisions”, regarding the likelihood and scope of outflow of resources.
–	Notes 7, 8 and 9 – “Other financial assets”, “Loans and other financing” and “Other debt securities” regarding the impairment of financial assets.
–	Note 11 – “Income tax,” regarding availability of future taxable profit against which deferred tax assets and uncertain tax positions may be utilized.

2.4.3. Measurements at fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The most objective and usual reference of the fair value of a financial asset or liability is the price that would be paid in an orderly, transparent and deep market, that is to say, its quoted or market price.

If it is not possible to obtain a market price, a fair value is determined using best market practice valuation techniques, such as cash flows discount based on a yields curve for the same class and type of instrument, or if there is no market curve with the same characteristics of the bond, the fair value is calculated considering the latest market price plus interest accrued until the valuation date (whichever is more representative for the security).

In line with the accounting standard, a three-level classification of financial instruments is established. This classification is mainly based on the observability of the inputs used to calculate that fair value, defining the following levels:

–	Level 1: Financial instruments measured using quoted prices in an active market. Active market means a market that allows the observation of representative prices with sufficient frequency and daily volume.

–	Level 2: The estimated amount of such claims is 66,150, out of which a cash disbursement of approximately 3,446 is expected for the next 3 months. Financial instruments without an active market, but that may be measured through observable market inputs. Observable market inputs shall mean as such assets traded in markets that allow to calculate an interest rate curve or determine a credit spread.

–	Level 3: Measurement using models based on variables not obtained from observable market inputs.

2.5. Regulatory changes introduced during this fiscal year

In the fiscal year beginning January 1, 2023, the following amendments to IFRS became effective, which have not had a significant impact on these consolidated financial statements taken as a whole:

Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosures of accounting policies

These amendments require that an entity discloses its material accounting policies instead of its significant accounting policies. In addition, within the amendments some explanations were included on how an entity may identify a material accounting policy together with some examples of when an accounting policy may be material. To that effect, a guidance with explanations and examples called “the 4-step materiality process” described in Practice Statement 2 has been developed.

Amendment to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” - Definition of accounting estimates

These amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and correction of errors. They also clarify how an entity uses valuation techniques and input data to develop accounting estimates. The amendment to this standard clarifies that the effect on an accounting estimate due to a change in an input or a change in a valuation technique are changes to accounting estimates if they do not result from the correction of prior period errors. The preceding definition of changes in accounting estimates specified that these changes may result from new information or new developments. Therefore, these changes are not corrections of errors.

The amendment to this IAS will be applicable to the extent that the Entity makes a change in any accounting estimate.

Amendment to IAS 12 “Income Tax” - Deferred tax related to assets and liabilities arising from a single transaction

The IASB issued amendments that narrow the scope of the initial recognition exception under IAS 12, so that it is no longer applicable to transactions that give rise to equal taxable and deductible temporary differences. The Amendments also clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of judgement (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognized in the financial statements (and interest expense) or to the related asset component (and interest expense). This judgement is important in determining whether any temporary differences exist on initial recognition of assets and liabilities.

2.6. New pronouncements

Pursuant to Communication “A” 6114 issued by the BCRA, as the new IFRS are approved, or the current IFRS are modified or repealed and, once such changes are adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) by means of Notices of Adoption, the BCRA shall issue a statement announcing its approval for financial institutions. In general, the early application of any IFRS is not permitted, unless specifically permitted at the time of adoption.

The standards and interpretations applicable to the Entity, issued but ineffective as of the date of these consolidated financial statements are exposed below. The Entity will adopt these standards, if applicable, when they are effective:

a)	Amendments to IAS 1: Classification of current and noncurrent liabilities with covenants

In January 2020 and October 2022, the IASB issued amendments to IAS 1 Presentation of Financial Statements specifying the requirements to classify liabilities as current or non-current. The amendments clarify: (i) what it mean by a right to defer settlement; (ii) That a right to defer must exist at the end of the reporting period; (iii) that such classification is unaffected by the likelihood that an entity will exercise its right to defer; (iv) that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability do not affect its classification; and (v) disclosures.

The IASB decided that if an entity's right to defer payment of a liability is subject to an entity’s compliance with the required covenants only at a date subsequent to the reporting period ("future covenants"), the entity has the right to defer payment of the liability even if the entity had not been compliant at the end of the reporting period.

The amendments also clarify that the requirement of the right to exist at the end of the reporting period applies to covenants that the entity must comply with at the reporting date or earlier, regardless of whether compliance is evidenced at that date or at a later date. These amendments will be effective for fiscal years starting on or after January 1, 2024. The Bank does not expect that those amendments have significant impact on the financial statements.

b)	Amendment to IFRS 16 – Lease liability in a sale and leaseback.

In September 2022, the IASB issued amendments to IFRS 16, specifically on the requirements that a lessee-seller uses to measure the lease liability arising in a sale and leaseback transaction, to ensure that the lessee-seller does not recognize any amount of gain or loss that relates to the right-of-use. The application of these requirements will not prevent the lessee-seller from recognizing, in profit or loss, any gain or loss related to the partial or total termination of a lease. The amendment does not prescribe specific measurement requirements for lease liabilities arising from a subsequent lease. The initial measurement of lease liabilities arising from a subsequent lease may result in the seller-lessee determining 'lease payments' that are different from the general definition of lease payments. The seller-lessee should develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8. These amendments will be effective from January 1, 2024. The Entity does not expect that those amendments have significant impact on the financial statements.

c)	Amendments to IAS 7 and IFRS 7 - Disclosures: Supplier Finance Arrangements

In May 2023, the IASB issued amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures”, which specify the information requirements to be disclosed to enhance the current requirements, the purpose of which is helping financial statement users to understand the effects of supplier finance agreements on the entity’s liabilities, cash flows and exposure to liquidity risk.

These amendments require an entity to provide information about the impact of supplier finance arrangements on liabilities and cash flows, including the terms and conditions of those arrangements, the quantitative information on liabilities related to those arrangements at the beginning and end of the reporting period and the type and effect of non-cash changes in the carrying amounts of those arrangements. The information on those arrangements is required to be aggregated unless the individual arrangements have dissimilar or unique terms and conditions. In the context of the quantitative liquidity risk disclosures required by IFRS 7, supplier finance arrangements are included as an example of other factors that might be relevant to disclose. These amendments will be effective from January 1, 2024. The Entity does not expect that those amendments have significant impact on the financial statements.

d)	Amendments to IAS 21 - Lack of exchangeability

In August 2023, the IASB issued amendments to IAS 21 relating to the “Lack of exchangeability”. The amendment to IAS 21 specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when interchangeability is lacking. A currency is considered to be exchangeable for another currency when an entity is able to obtain the other currency without undue delay and through markets or exchange mechanisms that create enforceable rights and obligations. If a currency is not exchangeable for another currency, an entity is required to estimate the spot exchange rate at the measurement date. An entity's purpose in estimating the spot rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions. The amendments state that an entity may use an unadjusted observable exchange rate or other estimation technique.

When an entity estimates a spot exchange rate because a currency is not exchangeable for another currency, it should disclose information that enables users of the financial statements to understand how the fact of that currency not being interchangeable affects, the entity's performance, financial position and cash flows. These amendments will be effective from January 1, 2025. The Entity is evaluating the effects that this amendment would have on the Financial Statements.

2.7. Transcription to the books

As of the date of these consolidated financial statements, they are in the process of being transcribed to the Book of Balance Sheets for Publication and result. In addition, the accounting entries are in the process of being transcribed to the relevant books and records, in accordance with applicable laws in force.

3. Cash and deposits in banks

The breakdown in the Consolidated Statement of Financial Position and the balance of cash and cash equivalents calculated for the purposes of the preparation of the Consolidated Statement of Cash Flows is as follows:

	12.31.23	12.31.22

Cash	727,271,193	365,764,558
B.C.R.A. - Current account	359,854,081	502,637,074
Balances with other local and foreign financial institutions	55,824,596	53,988,779
Cash and cash equivalents for spot purchases or sales to be settled	-	281,050

TOTAL	1,142,949,870	922,671,461

The balances of Cash and deposits in banks as of December 31, 2021 amounted to 1,324,467,187.

4. Debt securities at fair value through profit or loss

Breakdown is as follows:

	12.31.23	12.31.22

Government securities	223,932,573	33,957,345
Private securities - Corporate bonds	2,150,301	-
BCRA Liquidity Bills	-	45,513,297

TOTAL	226,082,874	79,470,642

A breakdown of this information is provided in Exhibit A.

5. Derivative instruments

In the ordinary course of business, the group carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions and options. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	12.31.23	12.31.22

Debit balances linked to foreign currency forwards pending settlement in pesos	8,536,206	6,817,417
Income from put options taken (1)	1,465,694	153,156
Debit balances linked to interest rate swaps - floating rate for fixed rate	-	92,737

TOTAL	10,001,900	7,063,310
(1)	The Entity subscribed for options as set forth in Communication “A” 7546 issued by the BCRA.

Liabilities

	12.31.23	12.31.22

Credit balances linked to foreign currency forwards pending settlement in pesos	2,145,218	1,041,154

TOTAL	2,145,218	1,041,154

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps and put options taken are reported below:

	12.31.23	12.31.22

Foreign currency forwards

Foreign currency forward purchases - US$	169,836	1,165,119
Foreign currency forward sales - US$	119,093	1,217,856
Foreign currency forward sales - Euros	5,500	1,825

Interest rate swaps

Fixed rate for floating rate (1)	-	1,500,000

Put options

Put options taken (2)	142,183,107	4,685,000

(1)	Floating rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.
(2)	See Note 9.2.

6. Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	12.31.23	12.31.22

Amounts receivable for reverse repurchase transactions of BCRA Liquidity Bills with the BCRA (1)	1,202,421,795	163,689,844

TOTAL	1,202,421,795	163,689,844

(1)	As of December 31, 2023 and 2022, repurchase transactions involving BCRA liquidity bills fall due on January 2, 2024 and January 2, 2023, respectively.

Repurchase transactions

No repurchase transactions were accounted for as of December 31, 2023 and 2022.

7. Other financial assets

Breakdown is as follows:

	12.31.23	12.31.22
Measured at amortized cost

Other receivables	49,392,813	42,857,988
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (1)	40,474,563	33,628,764
Financial debtors from spot transactions pending settlement	921,900	14,228,177
Non-financial debtors from spot transactions pending settlement	874,585	273,352
Other	127,093	186,183

	91,790,954	91,174,464

Measured at fair value through profit or loss

Mutual funds	741,812	12,227,984

	741,812	12,227,984

Allowance for loan losses (Exhibit R)	(1,418,944)	(1,438,804)

TOTAL	91,113,822	101,963,644

(1)	On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice of the exercise of the put option and therefore initiated the procedure to sell 49% of the capital stock in the company Prisma Medios de Pago S.A.

On March 18, 2022, the transfer of all the remaining shareholding of the Bank in Prisma Medios de Pago S.A. was consummated for a price of US$ 40,038,122. Such amount will be paid as follows: (i) 30% in Pesos adjustable by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10% within a term of six years.

8. Loans and other financing

The Group holds loans and other financing under a business model intended to collect contractual cash flows. Therefore, the Group measures loans and other financing at amortized cost. Breakdown is as follows:

	12.31.23	12.31.22

Credit Cards	702,657,639	854,924,949
Unsecured instruments	318,069,103	181,250,348
Overdrafts	176,515,811	196,021,914
Loans for the prefinancing and financing of exports	153,200,806	78,079,366
Consumer loans	151,819,857	222,107,654
Discounted instruments	145,212,037	182,199,444
Mortgage loans	79,404,563	119,922,367
Pledge loans	44,335,196	76,942,252
Other financial institutions	16,432,085	13,903,746
Receivables from finance leases	12,719,733	19,892,649
Loans to personnel	10,268,564	15,016,004
Instruments purchased	3,015,567	3,040,149
Non-financial government sector	145,208	4,356
BCRA	-	28,132
Other financing	207,122,798	334,798,604

	2,020,918,967	2,298,131,934

Allowance for loan losses (Exhibit R)	(45,421,577)	(65,051,809)

TOTAL	1,975,497,390	2,233,080,125

The Group as lessor entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum collections to be received thereunder:

	12.31.23		12.31.22
	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Term

Up to 1 year	8,990,725	2,599,587	10,222,440	4,322,410
From 1 to 2 years	9,274,940	3,653,345	10,002,205	5,118,434
From 2 to 3 years	6,786,874	3,081,354	7,917,097	4,797,536
From 3 to 4 years	3,661,321	2,194,714	4,666,061	3,306,834
From 4 to 5 years	1,307,994	1,190,733	2,433,073	2,347,435

TOTAL	30,021,854	12,719,733	35,240,876	19,892,649

Share capital		12,073,883		19,343,628
Interest accrued		645,850		549,021

TOTAL		12,719,733		19,892,649

The breakdown of loans and other financing according to credit performance (determined as per the criteria set forth by the BCRA in the debtor classification regulations) and guarantees received are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C. The reconciliation of the information included in that Exhibit to the carrying amounts is shown below:

	12.31.23	12.31.22

Total Exhibits B and C	2,136,446,369	2,373,611,611
Plus:
B.C.R.A.	-	28,132
Loans to personnel	10,268,564	15,016,004
Interest and other items accrued receivable from financial assets with credit value impairment	812,766	693,528
Less:
Allowance for loan losses (Exhibit R)	(45,421,577)	(65,051,809)
Adjustments for effective interest rate	(13,671,477)	(20,945,818)
Corporate bonds and other private securities	(9,391,406)	(11,781,061)
Loan commitments	(103,545,849)	(58,490,462)

Total loans and other financing	1,975,497,390	2,233,080,125

Note 42.2 to these consolidated financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

Trade-related loans

Economic Area/Activity	12.31.23	12.31.22

Consumption	923,260,936	1,208,581,999
Other products	230,610,252	238,919,426
Retail and wholesale	163,762,439	158,550,599
Mining	146,854,220	78,158,407
Agriculture and livestock	97,698,638	190,155,046
Services	36,861,131	76,717,121
Transport	33,028,697	36,542,580
Other financial institutions	14,588,039	10,576,285
Construction	12,665,882	28,863,074
Electricity, oil, water and healthcare services	10,755,610	9,515,786
Non-financial government sector	145,208	4,356
BCRA	-	28,132
Other	305,266,338	196,467,314

TOTAL	1,975,497,390	2,233,080,125

As of December 31, 2023 and 2022, the Group holds the following loan commitments booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	12.31.23	12.31.22

Secured loans	44,437,506	20,704,593
Liabilities related to foreign trade transactions	38,202,789	26,389,316
Overdrafts and receivables not used	18,175,641	6,602,868
Guarantees granted	2,729,913	4,793,685

TOTAL	103,545,849	58,490,462

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Group's credit risks policy (Note 42.1. Risk policies of financial instruments).

Financing line for productive investment

The BCRA established a financing line for productive investments of MSMEs (MiPyMEs, as per its Spanish acronym) aimed at financing CAPEX and/or the construction of the facilities needed for the production and/or marketing of goods and/or services, financing working capital and discounting deferred checks and other instruments, and other special eligible facilities allowed by applicable laws.

The facilities should be granted as part of the 2021/2022, 2022, 2022/2023, 2023 and 2023/2024 Quotas, pursuant to the following conditions:

Account	2021/2022 Quota	2022 Quota	2022/2023 Quota	2023 Quota	2023/2024 Quota
Applicable law	“B” 12238	“B” 12326	“B” 12413 – “A” 7612	“B” 12544 – “A” 7720	"B" 12667 - “A” 7848
Amount to be allocated	• At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos of the previous month at the beginning of the period.
Calculation of applications	Between 10.01.2021 and 03.31.2022	Between 04.01.2022 and 09.30.2022	Between 10.01.2022 and 03.31.2023	Between 04.01.2023 and 09.30.2023	Between 10.01.2023 and 03.31.2024
Maximum interest rate	Capped at an annual nominal fixed rate of 35% for investment projects, and at an annual nominal fixed rate of 45.5% for other purposes.		Capped at an annual nominal fixed rate of 64.50% for investment projects, and at an annual nominal fixed rate of 75.50% for other purposes.	Capped at an annual nominal fixed rate of 74.50% for investment projects, and at an annual nominal fixed rate of 86.50% for other purposes.	Capped at an annual nominal fixed rate of 97% for investment projects, and at an annual nominal fixed rate of 109% for other purposes.
Currency	Pesos
Minimum term

•        At the time of disbursement, the credit facilities shall have an average term of at least 24 months, but the total term shall not be of less than 36 months. No minimum term will apply to credit facilities aimed at financing working capital and discounting deferred checks and other instruments.

As of December 31, 2023, the total amount disbursed by the Entity meets the BCRA requirement. Disbursements are reported below:

Quota	Minimum amount to be allocated (1)	Simple Average of Daily Balances (1)	Disbursed Amount (1)
2021/2022 Quota	32,447,048	43,434,402	62,449,414
2022 Quota	42,867,291	63,022,460	98,200,990
2022/2023 Quota	58,558,806	86,880,132	127,355,598
2023 Quota	84,764,223	148,263,325	234,048,314
2023/2024 Quota	135,740,381	(*)	(*)

(*) As of the date of these financial statements, the term reported by Communication “A” 7848 and “B” 12667 has not expired.

(1) The amounts are exposed in nominal values.

9. Other debt securities

9.1. Financial assets measured at amortized cost

Breakdown is as follows:

	12.31.23	12.31.22

Argentine Treasury Bonds in pesos. Maturity 08-23-2025	49,502,692	-
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	32,406,871	100,997,240
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23- 2027	14,771,877	37,662,724

TOTAL	96,681,440	138,659,964

9.2. Financial assets measured at fair value through OCI

Breakdown is as follows:

	12.31.23	12.31.22

Local BCRA Bills in foreign currency	69,772,109	6,619,055
BCRA Liquidity Bills in pesos	60,484,996	1,460,167,050
Government securities (1)	521,874,441	391,849,627
Private securities - Corporate bonds	8,959,190	11,593,436

TOTAL	661,090,736	1,870,229,168

(1)	In March 2023, the Bank launched a voluntary debt swap under Section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
ARGENTINE TREASURY BILL IN PESOS AT DISCOUNT. MATURITY APRIL 28, 2023 (LEDES S28A3)	19,027,714,460
ARGENTINE TREASURY BILL IN PESOS ADJUSTED BY CER AT DISCOUNT. MATURITY MAY 19, 2023 (LECER X19Y3)	7,000,000,000
ARGENTINE TREASURY BILL IN PESOS AT DISCOUNT. MATURITY MAY 31, 2023 (LEDES S31Y3)	6,840,800,244
ARGENTINE TREASURY BILL IN PESOS AT DISCOUNT. MATURITY JUNE 30, 2023 (LEDES S30J3)	5,532,343,136

Received Securities
Species	Nominal values
ARGENTINE TREASURY BOND IN PESOS ADJUSTED BY CER 3.75% MATURITY APRIL 14, 2024 (T3X4P)	13,237,176,685
ARGENTINE TREASURY BOND IN PESOS ADJUSTED BY CER 4% MATURITY OCTOBER 14, 2024 (T4X4P)	17,649,568,913
ARGENTINE TREASURY BOND IN PESOS ADJUSTED BY CER 4.25% MATURITY FEBRUARY 14, 2025 (T2X5P)	13,237,176,685

In June 2023, the Bank launched a new voluntary debt swap under Section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
ARGENTINE TREASURY BILL IN PESOS ADJUSTED BY CER AT DISCOUNT. MATURITY JUNE 16, 2023 (LECER X16J3)	2,159,998,000
ARGENTINE TREASURY BILL IN PESOS ADJUSTED BY CER AT DISCOUNT. MATURITY JULY 18, 2023 (LECER X18L3)	35,863,500,000
ARGENTINE TREASURY BOND IN PESOS ADJUSTED BY CER 1.45% MATURITY AUGUST 13, 2023 (T2X3)	3,622,490,577

Received Securities
Species	Nominal values
ARGENTINE TREASURY BOND IN PESOS ADJUSTED BY CER 4.25% MATURITY DECEMBER 13, 2024 (T5X4P)	71,442,000,014

In addition, the Bank purchased put options from the BCRA. These options grant the Bank an opportunity to sell (put option) the underlying asset at a price determined by BCRA applicable regulations. In this transaction, options may be exercised up to the day prior to the maturity date of the underlying asset. As of December 31, 2023, their notional value stood at 142,183,107,297 (see Exhibits A and O to the separate financial statements).

10. Financial assets pledged as collateral

Breakdown is as follows:

		12.31.23	12.31.22

Guarantee trust - Government securities at fair value through OCI	(1)	130,597,058	52,003,019
BCRA - Special guarantee accounts (Note 46.1)	(2)	96,926,260	43,180,603
Deposits as collateral	(3)	27,964,245	25,653,204
Guarantee trust - USD - Government and Private Securities at fair value through OCI	(4)	6,147,179	23,017,454

TOTAL		261,634,742	143,854,280

(1)	Set up as collateral to operate with Rosario Futuros Exchange (ROFEX), Bolsas y Mercados Argentinos S.A. (BYMA) and Mercado Abierto Electrónico S.A. (MAE) on foreign currency forward transactions and futures contracts. The trust is composed of Treasury Bonds in pesos adjusted by Cer due 2024, 2025 and 2026 (Species T2X4, T2X5 and TX26). As of December 31, 2022, the trust was composed of species TX23, T2X4, TX24, X19Y3 and X16J3.
(2)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad and leases.
(4)	The trust is composed of dollars in cash, Treasury Bonds (TV24D) and Private Securities (LUC40, PQCOO and PQCHO) as collateral for activities related to the transactions on MAE and BYMA as of December 31, 2023 and dollars in cash as of December 31, 2022.

11. Income tax

This tax should be booked using the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent allocation to income or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future

11.1. Current income tax assets

Breakdown is as follows:

	12.31.23	12.31.22

Advances (subsidiaries)	160,343	120,536
	160,343	120,536

11.2. Current income tax liabilities

Breakdown is as follows:

	12.31.23	12.31.22

Income tax provision	195,906,305	25,250,024
Advances	(3,394,693)	(2,375,376)
Collections and withholdings	(344,774)	(303,709)

	192,166,838	22,570,939

11.3. Deferred income tax

The composition and evolution of deferred income tax assets and liabilities is as follows:

Account		Changes recognized through		12.31.23
	As of 12.31.22	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	15,671,060	(1,911,090)	-	13,759,970	-
Provisions	39,282,173	(3,676,895)	-	35,605,278	-
Loans and cards commissions	3,802,371	(192,349)	-	3,610,022	-
Organizational expenses and others	(15,175,321)	(1,773,092)	-	-	(16,948,413)
Property and equipment and miscellaneous assets	(40,519,489)	(1,228,645)	-	-	(41,748,134)
Debt securities and investments in equity instruments	(29,650,479)	113,697,371	(101,429,706)	-	(17,382,814)
Derivatives	-	-	-	-	-
Tax inflation adjustment	7,990,898	(6,715,893)	-	1,275,005	-
Tax losses	2,494,579	(1,235,912)	-	1,258,667	-
Other	134	(82)	-	52	-

Balance	(16,104,074)	96,963,413	(101,429,706)	55,508,994	(76,079,361)

Offsettings				(52,663,181)	52,663,181

Net				2,845,813	(23,416,180)

Account		Changes recognized through		As of 12.31.22
	As of 12.31.21	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	17,652,100	(1,981,040)	-	15,671,060	-
Provisions	24,996,082	14,286,091	-	39,282,173	-
Loans and cards commissions	3,080,653	721,718	-	3,802,371	-
Organizational expenses and others	(13,266,115)	(1,909,206)	-	87	(15,175,408)
Property and equipment and miscellaneous assets	(85,554,655)	45,035,166	-	233	(40,519,722)
Debt securities and investments in equity instruments	(14,801,960)	(26,700,011)	11,851,492	-	(29,650,479)
Derivatives	79,271	(79,271)	-	-	-
Tax inflation adjustment	24,024,775	(16,033,877)	-	7,990,898	-
Tax losses	925,272	1,569,307	-	2,494,579	-
Other	(89,237)	89,371	-	134	-

Balance	(42,953,814)	14,998,248	11,851,492	69,241,535	(85,345,609)

Offsettings				(64,507,656)	64,507,656

Balance				4,733,879	(20,837,953)

In the consolidated financial statements, the (current and deferred) income tax assets of a Group entity will not be offset with the (current and deferred) income tax liabilities of another Group entity because they are related to income tax amounts borne by different taxpayers and also because they do not have legal rights before tax authorities to pay or receive any amounts to settle the net position.

11.4. Income tax

Below are the main components of the income tax expense:

	12.31.23	12.31.22

Current income tax expense	(234,050,852)	(27,213,680)
Income/(loss) from deferred income tax	96,963,413	14,998,248

Income tax recognized through profit or loss	(137,087,439)	(12,215,432)

Income tax recognized through OCI	(101,429,706)	11,851,492

Total income tax	(238,517,145)	(363,940)

The Group's effective tax rate calculated on the income tax recognized in the income statement for the fiscal year ended December 31, 2023 and 2022 was 45% and 6%, respectively.

The income tax expense for the fiscal year ended December 31, 2022 includes the effect of the claim filed before AFIP, as stated under “Inflation adjustment for tax purposes. Fiscal year 2021” in this note.

The income tax expense for the fiscal year ended December 31, 2023 includes recoveries from judgments for fiscal years 2013 and 2014, as stated under “Requests for refund. Fiscal years 2013, 2014 and 2015”.

Below is a reconciliation between the tax that would result from applying the current tax rate on income before income tax and the income tax expense recognized in profit or loss as of December 31, 2023, comparative with the previous year:

	12.31.23	12.31.22

Income before income tax	302,026,569	192,626,427
Income tax rate	35%	35%

Tax on taxable income	105,709,299	67,419,249

Permanent differences:
Non-taxable income	(1,852,964)	(462,590)
Non-income tax deductible expenses	2,544,273	475,794
Effect of tax rate change	(38,678)	(1,620,842)
Accounting inflation adjustment	403,559,131	203,165,067
Tax inflation adjustment	(357,911,732)	(256,481,087)
Other	(14,921,890)	(280,159)

Income tax expense	137,087,439	12,215,432

11.5. Inflation adjustment for tax purposes

Law No. 27,430 of Tax Reform, as amended by Laws 27,468 and 27,541, sets forth the following as regards the inflation adjustment for tax purposes, effective for fiscal years started on or after January 1, 2018:

i.	Such adjustment will be applicable in the fiscal year in which the percentage variation of the general consumer price index at national level (CPI) exceeds 100% in the thirty-six months prior to the closing of the fiscal year being settled;

ii.	Regarding the first, second and third fiscal years as from January 1, 2018, the procedure will be applicable in the event that the variation of such index, calculated from the beginning and until the closing of each of those fiscal years, exceeds 55%, 30% and 15% for the first, second and third year of application, respectively;

iii.	The effect of the positive or negative tax inflation adjustment, as the case may be, related to the first, second and third fiscal years beginning on January 1, 2018, is allocated one-third in that fiscal year and the remaining two-thirds, equally, in the two subsequent fiscal years;

iv.	The effect of the positive or negative inflation adjustment corresponding to the first and second tax years starting on or after January 1, 2019, one-sixth must be imputed to the tax year in which the adjustment is determined and the remaining five-sixths in the immediately following tax periods; and

v.	For tax years beginning on or after January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of December 31, 2023, the parameters established by the income tax law to apply the inflation adjustment for tax purposes are met and the effects arising from the application of such adjustment as provided by law have been included when booking current and deferred income tax.

11.6. Income tax corporate rate:

Law No. 27,630, enacted on June 16, 2021 through Decree No. 387/2021, set forth for fiscal years starting on or after January 1, 2021, a tax rate scale scheme of 25%, 30% and 35% to be progressively applied according to the level of taxable net income accumulated as of each fiscal year end. In these financial statements, the Entity and its subsidiaries have determined current income tax using the tax rate applicable to the total expected income for the year, while deferred income tax balances were measured using the progressive tax rate that is expected to be in effect when the temporary differences are reversed.

11.7. Other tax matters

- Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018.

On May 10, 2017, May 10, 2018 and May 13, 2019, and based on related case law, the Entity’s Board of Directors approved the filing of actions for declaratory judgment of unconstitutionality of section 39 of Law No. 24.073, section 4 of Law No. 25.561, section 5 of Decree No. 214/02 issued by the Argentine Executive, Law No. 27.468 and any other regulation whereby the inflation adjustment mechanism provided for under Law No. 20.628, as amended, is considered not applicable due to the confiscatory effect in the specific case, for fiscal years 2016, 2017 and 2018. Consequently, the Entity filed its income tax returns for those fiscal years taking into consideration the effect of those restatement mechanisms.

The net impact of this measure on nominal values was an adjustment to the income tax assessed for the fiscal year ended December 31, 2016 in the amount of 1,185,800 (in nominal values), for fiscal year ended December 31, 2017, in the amount of 1,021,519 (in nominal values), and for fiscal year ended December 31, 2018, in the amount of 3,239,760 (in nominal values).

Through Memorandum No. 6/2017 dated May 29, 2017, the BCRA, without resolving on the decisions adopted by the Entity's authorities or the Entity's right regarding the action filed, in its capacity as issuer of accounting standards, requested the Entity to record a provision for contingencies included in “Liabilities” in an amount equivalent to the income recorded, as it considers that “a reassessment of the income tax by applying the inflation adjustment is not contemplated by the BCRA regulations”.

In response to this Memorandum, the Entity filed the related answer and confirmed its position by providing the relevant supporting documentation. Notwithstanding the foregoing, the Entity recorded the requested provision, pursuant to the accounting standards prescribed by the regulator for this case.

On June 8, 2020, the Federal Court on Administrative Matters (JCAF 12-23) ruled upon the action for declaratory judgment filed on May 12, 2017, upholding the complaint and thus declaring that the prohibition to apply the inflation adjustment mechanism for the purposes of the income tax return filed by the Bank for fiscal year 2016 is not applicable to the instant case.

The appeals filed against the judgment were granted on August 6, 2020, and the case was submitted to the Appellate Court for consideration. On December 9, 2020, the Federal Appellate Court on Administrative Matters (Courtroom II) dismissed the appeals, thus confirming the judgment rendered by the court of original jurisdiction. The tax authority Administración Federal de Ingresos Públicos (“AFIP” or the “Tax Authority” or the “National Tax Authority”) filed an extraordinary appeal against the judgment, but then withdrew it through a motion filed on February 1, 2021.

In addition, the Bank reversed the provision set up for fiscal year 2016 at the request of the BCRA, recognizing a benefit in the first quarter of 2021 in the amount of 1,185,800 in nominal values (9,612,210 in values restated as of December 31, 2023).

On June 14, 2021, the Court of First Instance rendered judgment in respect of the action for declaratory judgment of unconstitutionality for fiscal year 2017 in favor of the Bank’s position. After appealing the judgment to the Appellate Court, the Bank filed the basis for the appeal but on September 3, 2021 the tax authority filed a brief withdrawing the appeal filed. Although the Appellate Court did not accept the withdrawal because the documentation submitted did not fulfill the necessary conditions, since no basis for the appeal was finally filed, we understand that the appeal will be declared void.

On September 30, 2021, the Court determined that the proceedings were set for the agreement to be entered. On November 2, 2021, AFIP filed a motion ratifying the withdrawal of the appeal filed with respect to the merits of the case. On November 3, 2021 the Court ordered to proceed with the case for an agreement to be entered. Finally, on May 10, 2022, the Appellate Court considered that AFIP had withdrawn its appeal with respect to the judgment on the merits.

On June 25, 2021, the Bank notified the BCRA about the reversal of the provision set up pursuant to Memorandum No. 6/2017 issued by the BCRA concerning the income tax reassessment due to the inflation adjustment for tax purposes for fiscal years 2017 and 2018 for a total amount of 4,261,279 in nominal values (31,132,481 in values restated as of December 31, 2023), since, based on the assessment made and on its legal and tax advisors’ opinion, the Entity believes that it is more probable than not that it will obtain a favorable final judgment in respect of these fiscal years. The Entity notified the BCRA of the criteria adopted, to which the BCRA gave its consent.

On October 5, 2022, the Federal Contentious Administrative Trial Court No. 2 issued a favorable decision on the unconstitutionality action filed with respect to the regulations banning the application of title VI of the adjustment for inflation in the 2018 income tax return. After appealing the judgment, on November 17, 2022, we filed a brief stating grievances in connection with legal costs, and on November 27, 2022, AFIP filed its brief.

On July 11, 2023, the decision issued by Room I of the Federal Court of Appeals in Contentious and Administrative Matters confirming the trial court decision in favor of the Bank was notified. On August 8, 2023, AFIP filed an extraordinary appeal, which was partially granted.

On September 19, 2023, the Appellate Court granted the extraordinary appeal in part and sent it to the Argentine Supreme Court of Justice. At present, the appeals filed by AFIP are pending resolution by the Argentine Supreme Court of Justice.

Based on the foregoing, as of December 31, 2023, the Entity has no liabilities for the items referred to above.

- Inflation adjustment for tax purposes. Fiscal year 2019

As concerns fiscal year 2019, the Entity assessed its income tax liability applying the inflation adjustment for tax purposes according to the terms of the Public Emergency Law, which maintains the inflation adjustment mechanism set out under Title VI of the Income Tax Law. Nevertheless, one sixth of the resulting inflation adjustment amount should be recognized during that fiscal year, with the remaining five sixths being computed, in equal parts, over the five immediately following fiscal years. Such deferral has been recognized as a deferred tax asset.

On August 21, 2020, the Bank filed a request for refund at the administrative stage pursuant to the provisions of the first paragraph of section 81 of Law No. 11683 (as compiled in 1998 and as amended) to recover the amount of 4,528,453 (in nominal values).

Upon no response from the tax authorities, on June 17, 2021 the Entity filed a motion for expedited proceedings and on November 18, 2021 a legal action was filed before National Court on Federal Administrative Matters No. 10 (Court Clerk’s Office No. 24).

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the action filed.

- Inflation adjustment for tax purposes. Fiscal year 2020

In relation to fiscal year 2020, the Entity determined the income tax as of December 31, 2020 by applying the inflation adjustment for tax purposes in accordance with the provisions of the Public Emergency Law.

On May 26, 2021, and based on related case law, the Entity’s Board of Directors approved the filing of an action against the federal tax authorities (AFIP-DGI) for declaratory judgment of unconstitutionality of section 194 of the Income Tax Law (as compiled in 2019) and/or of such rules that prohibit the full application of the inflation adjustment for tax purposes, on the grounds that they would lead to the assessment of a confiscatory income tax liability for fiscal year 2020; therefore allowing the full application of the mechanism set forth in section 106, paragraphs a) through e), Title VI of the Income Tax Law in that fiscal year.

Consequently, as of December 31, 2021, the Entity accounted for an adjustment in nominal values to the income tax liability assessed for the fiscal year ended December 31, 2020 in the amount of 5,817,000 (51,991,114 in restated values), with the ensuing impact on deferred tax assets by 5,033,000 (decrease) (46,082,862 in restated values) and on the income tax expense of 784,000 (5,908,256 in restated values).

On August 15, 2023, a trial court decision sustaining the claim filed by the Bank was issued. On August 22, 2023, we filed an appeal against the imposition of legal costs, requiring that they be imposed on the losing party. On August 23, 2023, AFIP appealed the merits of the case, requiring the revocation of the judgment.

- Inflation adjustment for tax purposes. Fiscal year 2021

On June 30, 2022, the Bank filed a prior administrative claim before the AFIP in order to obtain the recognition of the corrective tax return in less filed on June 30, 2022 with respect to the Income Tax for the 2021 tax year for 309,000 (in nominal values), on the grounds that the partial application of the correction mechanisms of the inflation adjustment under the provisions of Section 93 of the Income Tax Law is unconstitutional, since it affects the principle of reasonableness, equality, contributive capacity and confiscatory nature.

On June 6, 2023, a prompt resolution was requested. In view of the AFIP's silence, on September 20, 2023, a claim was filed before the Federal Court on Contentious Administrative Matters No. 1, Clerks’ Office No. 1.

- Inflation adjustment for tax purposes. Fiscal year 2022

On June 2, 2023, the Bank filed an unconstitutionality action against the AFIP-DGI to obtain a ruling declaring the unconstitutionality of section 93 of Income Tax Law (as revised in 2019) or other regulations preventing the comprehensive application of the tax adjustment for inflation, as it leads to a confiscatory income tax assessment for 2022 and, consequently, allows for the comprehensive adoption of the cost and amortization adjustment method provided for by sections 62 through 66, 71, 87 and 88 of Income Tax Law.

On June 6, 2023, Court No. 9 forwarded the proceedings to the prosecutor's office to rule on jurisdiction. Once the prosecutor's opinion was submitted on June 8, the Court declared its jurisdiction.

- Requests for refund. Fiscal years 2013, 2014 and 2015

Regarding fiscal years 2013, 2014 and 2015, the Entity assessed income tax without applying the inflation adjustment for tax purposes, consequently a higher tax was paid in the amounts of 264,257, 647,945 and 555,002, respectively, in nominal values.

Based on grounds similar to those stated in the first paragraph “Inflation Adjustment for Tax Purposes. Fiscal Years 2016, 2017 and 2018,” on November 19, 2015, an administrative action requesting a refund for fiscal years 2013 and 2014 was filed, and the related judicial action was filed on September 23, 2016 for both fiscal years, given that no answer was received from AFIP.

In turn, on April 4, 2017, a request for refund was filed in relation to the higher amount of tax paid for fiscal year 2015. Likewise, on December 29, 2017, the related judicial action was filed for this fiscal year.

On October 21, 2020, the Entity was notified that Court of First Instance on Administrative Matters No. 1 rendered judgment upholding the request for refund for fiscal year 2014. AFIP filed an appeal against such judgment before the Appellate Court.

On November 10, 2020, the Court of First Instance rendered judgment sustaining BBVA Argentina's complaint, thereby ordering the tax authorities to refund the amount of 264,257 (nominal values) paid in excess of the income tax liability for fiscal year 2013, plus accrued interest. The National Tax Authority filed an appeal against the judgment. Finally, on May 6, 2021, the Federal Appellate Court on Administrative Matters (Courtroom I) confirmed the appealed judgment on the merits, therefore dismissing the appeal brought by the national tax authorities.

On April 27, 2021, the Appellate Court rendered judgment in favor of the Bank concerning the refund of income tax for fiscal year 2014. In its judgment, the Appellate Court substantially confirmed the judgment rendered by the Court of First Instance on the merits, upholding the confiscatory nature of the tax.

The National Tax Authority brought extraordinary appeals against both judgments, and the Appellate Court has rejected such appeal with respect to the claims of arbitrariness and serious institutional implications.

On June 28, 2022, the Federal Appellate Court on Administrative Matters (Courtroom VII) rendered judgment in favor of the Bank as regards the recovery of the income tax for tax period 2015 and AFIP appealed such judgment.

On July 12, 2023, the Bank was notified of the decision issued by the Argentine Supreme Court of Justice with respect to the 2014 tax period rejecting the extraordinary appeal and the appeal filed by Tax Authorities. Thus, the favorable decisions issued by previous courts recognizing a 647,946 reimbursement (in nominal values) for such period plus the interest calculated in accordance with the weighted average deposit interest rate published by the BCRA became final. Such calculation was filed.

On August 7, 2023, we were notified of the decision issued by the Argentine Supreme Court of Justice with respect to the 2013 tax period rejecting the extraordinary appeal and the appeal filed by Tax Authorities, thus rendering the decisions issued by previous court instances final. Those decisions recognized that the Bank should be reimbursed 264,257 (in nominal values) for such period plus interest, and determined that the BCRA weighted average deposit interest rate should be applied until July 31, 2019, and the monthly effective rate published by the AFIP in compliance with Ministry of Finance 598/19, as from August 1, 2019, and until the actual payment is made. The calculation was filed.

With respect to the 2013 tax period, on December 27, 2023, the AFIP deposited in a bank account of the Entity the amount of 1,037,484, corresponding to 264,257 as principal and 773,227 as restatement of principal and interest.

As a result of the abovementioned favorable judgments of the Argentine Supreme Court of Justice, and the collection of one of said cases, the Entity has accounted for receivables for 8,083,923 as of December 31, 2023.

On October 25, 2023, the Appellate Court rendered favorable judgment in the case relating to the request for refund of the Income Tax due to the application of the tax inflation adjustment in 2015, confirming the first instance judgment.

Both AFIP and the Entity have filed extraordinary appeals. At present, the case file is pending resolution of the appeals filed.

12. Investments in equity instruments

12.1. Investments in equity instruments through profit or loss

Breakdown is as follows:

	12.31.23	12.31.22

Private securities - Shares of other non-controlled companies	3,225,936	2,733,766

TOTAL	3,225,936	2,733,766

12.2. Investments in equity instruments through other comprehensive income

Breakdown is as follows:

	12.31.23	12.31.22

Compensadora Electrónica S.A.	891,784	181
Mercado Abierto Electrónico S.A.	511,816	59
Banco Latinoamericano de Exportaciones S.A.	404,468	180,694
Seguro de Dépositos S.A.	144,254	268
Other	32,672	7,099

TOTAL	1,984,994	188,301

13. Investments in associates

Breakdown is as follows:

	12.31.23	12.31.22

BBVA Seguros Argentina S.A.	4,710,065	3,728,002
Rombo Compañía Financiera S.A.	3,077,455	2,317,504
Interbanking S.A.	2,110,363	2,565,912
Play Digital S.A.(1)	1,953,029	1,515,211
Openpay Argentina S.A.(2)	515,320	671,083

TOTAL	12,366,232	10,797,712
(1)	In order to determine the value of this investment, the accounting information of Play Digital S.A. as of September 30, 2023 has been used. In addition, the significant transactions made or events occurred between October 1 and December 31, 2023 were considered.
(2)	On April 19, 2023, 29,205 (in nominal values) shares were subscribed for and paid in in cash.

14. Property and equipment

Breakdown is as follows:

	12.31.23	12.31.22

Real estate	222,508,262	220,508,196
Furniture and facilities	38,340,588	39,763,849
Right of use of leased real estate	24,340,475	18,235,014
Machinery and equipment	7,886,204	9,712,120
Construction in progress	4,079,775	10,183,431
Vehicles	1,062,464	872,053

TOTAL	298,217,768	299,274,663

The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss is disclosed in Note 25 to these consolidated financial statements.

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property, the carrying amount of certain pieces of real estate exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment of assets recorded under the item “Property and equipment” is reported below:

Account	Impairment
	12.31.2023	12.31.2022

Real estate - Lavallol	(45,851)	(66,958)
Real estate - Monte Grande	(39,227)	(298,230)
Real estate - Caleta Olivia, Santa Cruz	-	(74,473)
Real estate - Cerro Las Rosas	(72,545)	(155,386)
Real estate - Libertador	(581,844)	(1,091,829)
Real estate - Store 1 Puerto Madero	(299,904)	(412,880)
Real estate - Store 5 Puerto Madero	(220,169)	(257,704)
Real estate - Mar del Plata	(70,756)	(30,231)
Real estate - Bahía Blanca	(14,750)	(32,511)
Real estate - La Plata	(41,511)	-
Real estate - Balvanera	(715,099)	-

TOTAL	(2,101,656)	(2,420,202)

The changes in this item for the years 2023 and 2022 are reported in Exhibit “F”.

15. Intangible assets

Breakdown is as follows:

	12.31.23	12.31.22

Own systems development expenses	33,137,494	29,949,642

TOTAL	33,137,494	29,949,642

The changes in this item for the years 2023 and 2022 are reported in Exhibit “G”.

16. Other non-financial assets

Breakdown is as follows:

	12.31.23	12.31.22

Investment properties	60,152,864	61,464,170
Prepayments	12,331,086	11,108,553
Advances to personnel	8,507,271	4,974,194
Tax advances	7,549,348	7,929,208
Advances to suppliers of goods	6,602,413	2,805,346
Other miscellaneous assets	1,148,750	1,552,687
Assets acquired as security for loans	79,042	82,024
Other	7,873,767	833,964

TOTAL	104,244,541	90,750,146

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

The impairment of assets booked in Investment properties under non-financial assets is as follows:

Account	Impairment
	12.31.2023	12.31.2022

Leased real estate - Viamonte	(238,314)	-

TOTAL	(238,314)	-

The changes in investment property for the years 2023 and 2022 are reported in Exhibit “F”.

17. Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term.

Breakdown is as follows:

	12.31.23	12.31.22

Real Estate held for sale- Fisherton	478,476	453,724
Real Estate held for sale- Bernal	92,503	92,503
Real Estate held for sale- Mendoza	155,915	154,682
Real Estate held for sale- Villa Lynch	125,301	-

TOTAL	852,195	700,909

For further information see note 2.3.11 of Significant accounting policies.

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property as of the end of the previous fiscal year, the carrying amount of one piece of real estate exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment of non-current assets held for sale is as follows:

Account	Impairment
	12.31.2023	12.31.2022

Real Estate held for sale- Fisherton	(247,694)	(272,440)
Real Estate held for sale- Mendoza	-	(1,233)

TOTAL	(247,694)	(273,673)

18. Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	12.31.23	12.31.22

Non-financial Government sector	34,033,530	30,144,496
Financial Sector	2,573,134	1,058,807
Non-financial Private Sector and Residents Abroad	3,602,699,996	4,060,109,133
Savings accounts	1,720,155,659	1,554,031,357
Checking accounts	913,661,955	789,303,857
Time deposits	759,922,833	1,291,627,672
Investment accounts	182,126,911	392,200,392
Other	26,832,638	32,945,855

TOTAL	3,639,306,660	4,091,312,436

19. Liabilities at fair value through profit or loss

Breakdown is as follows:

	12.31.23	12.31.22

Liabilities for transactions with government securities	10,330,335	-

TOTAL	10,330,335	-

20. Other financial liabilities

Breakdown is as follows:

	12.31.23	12.31.22

Obligations from financing of purchases	281,206,479	257,172,322
Funds collected under AFIP’s instructions	73,877,385	14,575,775
Collections and other transactions on behalf of third parties	40,802,915	26,246,841
Lease liabilities (Note 25)	23,508,830	12,850,898
Payment orders pending credit	14,300,578	20,326,913
Receivables from spot purchases pending settlement	768,640	12,153,944
Credit balance for spot purchases or sales pending settlement	340,320	8,273,819
Commissions accrued payable	12,852	127,187
Other	13,440,451	17,077,731

TOTAL	448,258,450	368,805,430

21. Financing received from the BCRA and other financial institutions

Breakdown is as follows:

	12.31.23	12.31.22

Local financial institutions	25,408,573	59,869,301
Foreign financial institutions	2,672,067	1,742,790
BCRA	109,327	274,027

TOTAL	28,189,967	61,886,118

22. Corporate bonds issued

As of December 31, 2023 and December 31, 2022, the balances related to corporate bonds of the Bank and its subsidiaries were as follows:

Detail	Issuance date	Nominal value	Maturity	Rate	Payment of interest	Outstanding securities as of 12.31.23	Outstanding securities as of 12.31.22

Class 8 Volkswagen Financial Services	09/30/2020	-	03/30/2023	UVA (class 8 )	Quarterly	-	186,843
Class 10 Volkswagen Financial Services	10/12/2023	10,000,000	10/12/2024	Badlar + 4.5 (class 10)	Quarterly	10,000,000	-

				Total Consolidated Principal		10,000,000	186,843
				Consolidated Interest / Adjustments payable		2,816,710	408,511
				Total Consolidated Principal and Interest / Adjustments Accrued		12,816,710	595,354

Definitions

UVA RATE: An interest rate with a variable component (UVA), which represents a measurement unit adjusted on a daily basis as per CER, reflecting the changes in inflation based on the Consumer Price Index (CPI).

BADLAR RATE: Interest rate for deposits over 1 (one) million pesos, for a term of 30 to 35 days.

23.        Provisions

Breakdown is as follows:

	12.31.23	12.31.22

Provision for contingent commitments (Exhibits J and R)	5,972,370	8,389,890
Provisions for termination plans (Exhibit J)	770,101	1,413,835
For administrative, disciplinary and criminal penalties (Note 51 and Exhibit J)	5,000	15,570
Other contingencies (Exhibit J)	13,976,292	17,177,861
Provision for commercial lawsuits	9,050,746	10,887,030
Provision for tax lawsuits	1,930,268	1,852,273
Provision for labor lawsuits	912,890	1,914,601
Other	2,082,388	2,523,957

TOTAL	20,723,763	26,997,156

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown of and changes in provisions recognized for accounting purposes are included in Exhibit J. However, below is a brief description:

-	Contingent commitments: it reflects the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, unused credit card balances, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

-	Termination benefit plans: for certain terminated employees, the Bank (fully or partially) bears the cost of private health care plans for a certain period after termination. The Bank does not cover any situations requiring medical assistance, but it only makes the related health care plan payments.

-	Administrative, disciplinary and criminal penalties: administrative penalties imposed by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the disciplinary proceedings.

-	Other: it reflects the estimated amounts to pay tax, labor and commercial claims and miscellaneous complaints.

The Group considers that the provisions as of December 31, 2023 will originate the following cash disbursements:

Provisions	Within 12 months	After 12 months

Provision for contingent commitments	5,972,370	-
Provisions for termination plans	608,377	161,724
For administrative, disciplinary and criminal penalties	-	5,000
Other contingencies	9,916,733	4,059,559
Provision for commercial lawsuits	8,220,748	829,998
Provision for tax lawsuits	834,422	1,095,846
Provision for labor lawsuits	183,691	729,199
Other	677,872	1,404,516

In the opinion of the Group’s Management and its legal advisors, there are no significant effects other than those stated in these consolidated financial statements, the amounts and repayment terms of which have been recorded based on the current value of those estimates, considering the probable date of their final resolution.

Contingent liabilities have not been recognized in these consolidated financial statements and are related to 137 claims brought against the Bank, including civil and commercial claims, all of which have arisen in the ordinary course of business. The estimated amount of such claims is 168,338, out of which a potential cash disbursement of approximately 142,601 is expected for the next 12 months. These claims are primarily related to lease-purchase agreements and petitions to secure evidence. The Group's Management and legal advisors consider that the probability that these cases involve cash disbursements is possible but not probable and that the potential cash disbursements are not material.

24. Other non-financial liabilities

Breakdown is as follows:

	12.31.23	12.31.22

Miscellaneous creditors	128,061,537	118,403,107
Short-term personnel benefits	61,020,467	54,447,943
Advances collected	49,301,721	61,133,593
Other collections and withholdings	41,984,520	54,506,264
Other taxes payable	34,105,197	22,043,383
Long-term personnel benefits	3,194,628	2,853,328
For contract liabilities	1,703,110	1,400,224
Termination benefits payable	1,161,537	2,794,954
Social security payment orders pending settlement	370,937	955,007
Cash dividends payable (Note 43)	-	46,196,400
Other	2,114,519	1,767,238

TOTAL	323,018,173	366,501,441

25. Leases

The Group as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of December 31, 2023:

Rights of use under leases

The changes in this item for the years 2023 and 2022 are reported in Exhibit F.

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	12.31.23	12.31.22

Up to one year	1,132,081	90,698	1,222,779	962,674

From 1 to 5 years	16,889,173	689,136	17,578,309	9,830,237

More than 5 years	4,495,220	212,522	4,707,742	2,057,987

			23,508,830	12,850,898

Interest and exchange rate difference recognized in profit or loss

	12.31.23	12.31.22

Other operating expenses

Interest on lease liabilities (Note 38)	(1,699,151)	(1,935,792)

Exchange rate difference

Exchange rate difference for finance lease (loss)	(25,883,804)	(12,895,722)

26. Share capital

Breakdown is as follows:

–	Share capital
Shares				Share capital
Class	Quantity	Par value per share	Votes per share	Outstanding shares	Paid-in (1)
Common	612,710,079	1	1	612,710	612,710

(1)           Registered with the Public Registry of Commerce.

Banco BBVA Argentina S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19550). Therefore, and pursuant to Law No. 25.738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above-mentioned capital contribution for obligations arising from transactions carried out by the Bank.

-	Additional paid-in capital

The additional paid-in capital account represents the difference between the nominal value of the shares issued and the subscription price.

-	Inflation adjustment to share capital

Includes the cumulative monetary inflation adjustment to share capital and additional paid-in capital.

-	Other comprehensive income/(loss) (OCI)
–	Income/(loss) from financial assets measured at fair value through OCI: It comprises the accumulated net change in the fair value of financial assets measured at fair value through OCI, net of the related income tax.
–	Other: This item represents the Bank’s participation in its associates’ and joint ventures’ OCI.
-	Legal reserve

B.C.R.A. regulations establish that 20% of net income determined in accordance with B.C.R.A. Generally Accepted Accounting Principles must be allocated to the legal reserve. (see note 43 a)).

-	Other reserves

Set up to comply with the CNV requirement whereby all the retained earnings assessed under BCRA regulations must be allocated by the stockholders' meeting to cash dividends, stock dividends, the constitution of reserves other than the legal reserve, or a combination thereof. This item is composed of the following:

–	Optional reserve: it includes all the other reserves set up by the express will of the Entity.
–	Reserve for first-time application of IFRS: originated in the valuation differences of assets and liabilities in accordance with international financial reporting standards at the time of initial adoption.

27. Interest income

Breakdown is as follows:

	12.31.23	12.31.22

Interest on government securities	1,148,563,753	798,761,165
Premiums on reverse repurchase agreements	388,218,226	99,209,289
Stabilization Coefficient (CER) clause adjustments	378,917,667	255,612,556
Interest on instruments	332,571,766	123,306,207
Interest on credit card loans	280,546,581	194,999,904
Interest on overdrafts	175,982,067	89,584,141
Interest on other loans	169,865,129	138,280,663
Interest on consumer loans	130,268,098	99,886,476
Acquisition Value Unit (UVA) clause adjustments	111,676,303	97,727,166
Interest on pledge loans	36,795,436	33,043,342
Interest on finance leases	9,455,935	6,140,145
Interest on mortgage loans	6,461,673	9,474,404
Interest on loans to the financial sector	6,405,275	7,770,983
Interest on private securities	3,463,339	2,064,035
Interest on loans for the prefinancing and financing of exports	2,404,576	2,260,264
Interest on cash and deposits in banks	4,560	-
Other	2,346,272	1,710,489

TOTAL	3,183,946,656	1,959,831,229

28. Interest expense

Breakdown is as follows:

	12.31.23	12.31.22

Time deposits	1,163,622,989	666,796,740
Checking accounts deposits	311,542,572	123,516,353
Acquisition Value Unit (UVA) clause adjustments	42,734,378	78,198,789
Interfinancial loans received	25,305,718	27,087,785
Savings accounts deposits	7,156,496	4,995,724
Other liabilities from financial transaction	4,614,829	2,097,053
Premiums on reverse repurchase transactions	24,987	83,678
Other	13,162	19,379

TOTAL	1,555,015,131	902,795,501

29. Commission income

Breakdown is as follows:

	12.31.23	12.31.22

From credit cards	117,069,255	103,133,791
Linked to liabilities	84,330,593	105,117,264
Linked to loans	25,720,503	20,710,903
From foreign trade and foreign currency transactions	10,834,946	10,966,990
From insurance	9,635,209	10,964,732
Linked to securities	6,693,634	2,826,789
Linked to loan commitments	407,453	-
From guarantees granted	105,462	11,067

TOTAL	254,797,055	253,731,536

30. Commission expenses

Breakdown is as follows:

	12.31.23	12.31.22

From credit and debit cards	68,231,997	78,562,270
For foreign trade transactions	18,507,530	3,068,814
For payment of salaries	11,377,644	7,949,763
For new channels	6,040,571	4,035,490
For data processing	4,380,614	4,764,409
For advertising campaigns	1,013,711	805,301
For digital sales services	260,968	186,930
Linked to transactions with securities	67,420	48,894
For promotions	12,280	-
Other commission expenses	5,948,971	8,749,787

TOTAL	115,841,706	108,171,658

31. Net income (loss) from measurement of financial instruments at fair value through profit or loss

Breakdown is as follows:

	12.31.23	12.31.22

Income from foreign currency forward transactions	23,533,993	4,646,318
Income from private securities	4,050,230	4,782,694
Income from corporate bonds	1,373,985	61,172
Income from sale or write-off of financial assets(1)	-	13,666,592
Income/(loss) from interest rate swaps	(177,777)	314,816
Loss from put options taken	(522,183)	(107,924)
Income/(loss) from government securities	(52,246,889)	33,256,761
Other	171	(16,442)

TOTAL	(23,988,470)	56,603,987

(1)	Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18, 2022 the transfer of all the remaining shareholding of the Bank in such company was consummated.

32. Net income from write-down of assets at amortized cost and at fair value through OCI

Breakdown is as follows:

	12.31.23	12.31.22

Income from sale of government securities	33,186,455	676,393
Income from sale of private securities	7,404,167	226,523

TOTAL	40,590,622	902,916

33. Foreign exchange and gold gains/(losses)

Breakdown is as follows:

	12.31.23	12.31.22

Conversion of foreign currency assets and liabilities into pesos	170,534,409	(13,756,414)
Income from purchase-sale of foreign currency	39,575,648	38,908,589

TOTAL	210,110,057	25,152,175

34. Other operating income

Breakdown is as follows:

	12.31.23	12.31.22

Adjustments and interest on miscellaneous receivables	27,530,770	21,267,898
Rental of safe deposit boxes	8,069,353	9,109,074
Loans recovered	6,885,829	10,469,204
Debit and credit card commissions	4,706,692	4,740,075
Punitive interest	2,580,777	1,493,754
Rent	2,407,625	1,903,284
Fees expenses recovered	2,339,878	2,569,661
Allowances reversed	1,336,580	2,297,456
Commission from syndicated transactions	930,941	821,453
Income from sale of non-current assets held for sale (Note 17)	-	1,420,141
Income from asset sale in equity instruments(1)	-	4,719,308
Other operating income	10,459,472	5,088,987

TOTAL	67,247,917	65,900,295

(1)	Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18, 2022 the transfer of all the remaining shareholding of the Bank in such company was consummated.

35. Personnel benefits

Breakdown is as follows:

	12.31.23	12.31.22

Salaries	124,626,413	116,592,289
Other short-term personnel benefits	66,174,342	43,038,362
Social security withholdings and collections	40,872,783	36,578,358
Personnel compensation and bonuses	7,669,538	8,881,142
Personnel services	5,137,521	4,709,035
Termination personnel benefits (Exhibit J)	477,840	698,306
Other long-term personnel benefits	3,142,882	1,188,228

TOTAL	248,101,319	211,685,720

36. Administrative expenses

Breakdown is as follows:

	12.31.23	12.31.22

Taxes	52,718,652	45,028,114
Rent	33,994,508	32,689,896
Contracted administrative services	30,476,143	19,300,322
IT	28,885,032	17,810,844
Maintenance and repair costs	21,248,132	20,605,053
Armored transportation services	20,868,537	22,656,053
Advertising	13,742,372	10,927,305
Electricity and communications	8,381,378	7,721,326
Other fees	7,298,122	7,097,728
Documents distribution	6,655,310	6,844,077
Security services	5,838,983	5,602,508
Trade reports	4,521,271	3,885,508
Insurance	1,933,567	2,010,411
Representation and travel expenses	1,595,378	2,004,805
Stationery and supplies	376,081	266,751
Fees to Bank Directors and Supervisory Committee	329,204	357,466
Other administrative expenses	10,602,190	7,389,113

TOTAL	249,464,860	212,197,280

37. Asset depreciation and impairment

Breakdown is as follows:

	12.31.23	12.31.22

Property and equipment(Exhibit F and Note 14)	20,672,963	22,694,895
Intangible assets(Exhibit G and Note 15)	3,727,340	2,049,038
Right of use of leased real estate(Exhibit F and Note 14)	2,401,985	6,286,287
Depreciation of other assets	1,077,895	949,484
Loss from the sale or depreciation of property, plant and equipment (Note 14)	797,137	2,191,553

TOTAL	28,677,320	34,171,257

38. Other operating expenses

Breakdown is as follows:

	12.31.23	12.31.22

Turnover tax	203,493,961	127,248,778
Other allowances(Exhibit J)	20,755,099	18,470,400
Initial recognition of loans	11,671,162	13,100,574
Contribution to the Deposit Guarantee Fund(Note 45)	5,728,161	6,330,105
Claims	2,544,611	4,604,462
Interest on lease liabilities(Note 25)	1,699,151	1,935,792
Loss from the sale or depreciations of investment properties and other non-financial assets	238,314	37,562
Reorganization expenses(Exhibit J)	-	7,391,880
Other operating expenses	18,173,651	12,351,562

TOTAL	264,304,110	191,471,115

39. Fair values of financial instruments

39.1. Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2023 is detailed below:

	Accounting balance	Total Fair Value	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial assets

Debt securities at fair value through profit or loss	226,082,874	226,082,874	223,932,573	1,651,592	498,709
Derivative instruments	10,001,900	10,001,900	-	10,001,900	-
Other financial assets	741,812	741,812	741,812	-	-
Other debt securities	661,090,736	661,090,736	521,874,441	134,525,518	4,690,777
Financial assets pledged as collateral	136,720,428	136,720,428	133,507,058	3,213,370	-
Investments in equity instruments	5,210,930	5,210,930	3,225,936	432,216	1,552,778

Financial liabilities

Liabilities at fair value through profit or loss	10,330,335	10,330,335	10,325,192	5,143	-
Derivative instruments	2,145,218	2,145,218	-	2,145,218	-

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2022 is detailed below:

	Accounting balance	Total Fair Value	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial assets

Debt securities at fair value through profit or loss	79,470,642	79,470,642	12,198,632	67,272,010	-
Derivative instruments	7,063,310	7,063,310	-	7,063,310	-
Other financial assets	12,227,984	12,227,984	12,227,984	-	-
Other debt securities	1,870,229,168	1,870,229,168	163,805,460	1,704,398,639	2,025,069
Financial assets pledged as collateral	52,003,019	52,003,019	50,408,241	1,594,778	-
Investments in equity instruments	2,922,067	2,922,067	2,733,766	188,301	-

Financial liabilities

Derivative instruments	1,041,154	1,041,154	-	1,041,154	-

Financial assets at fair value mainly consist of BCRA Liquidity Bills and Argentine Government Bonds, together with a minor share in Argentine Treasury Bills, Corporate Bonds, Leliq (BCRA Liquidity Bills) and Ledivs (BCRA Internal Bills). Likewise, financial derivatives are classified at fair value. Such derivatives, include futures measured at the price of the market where they are traded (Rofex and MAE) and foreign currency NDF (non-delivery forwards), put options, and interest rate swaps.

39.2. Transfers between hierarchy levels

The Entity monitors the availability of market information in order to assess the category of financial instruments in the different hierarchies at fair value, as well as the resulting determination of inter-level transfers at each closing, considering the comparison of hierarchy levels of the current year versus previous year levels.

39.2.1. Transfers from Level 1 to Level 2

There are no transfers from L1 to L2 for the instruments measured at fair value as of year-end.

39.2.2. Transfers from Level 2 to Level 1

The following instruments measured at fair value through profit or loss or through OCI were transferred from Level 2 to Level 1 of the fair value hierarchy:

	12.31.23	12.31.22

Argentine Treasury Bonds in pesos adjusted by CER 1.55% Maturity 07-26-2024	51,382,569	-
Argentine Treasury Bonds in pesos adjusted by CER 2% Maturity 11-09-2026	33,984	-

The hierarchy level of the instruments detailed above was compared with the previous year levels.

The transfer is due to the fact that the bonds were listed on the market the number of days necessary to be considered Level 1.

39.3. Valuation techniques for Levels 2 and 3

The valuation techniques used for Level 2 securities require observable market data: the spot discount curve in pesos, US dollars, USD curves of corporate bonds (one of the energy sector and the other of several industries), CER, the yield curve in pesos arising from ROFEX futures, the yield curve in pesos arising from futures traded by ICAP Broker, and the spot selling exchange rate published by Banco de la Nación Argentina (BNA). Below is a detail of valuation techniques for each financial product:

Fixed Income

The assessment of prices at fair value established by the Bank for fixed income consists in considering MAE’s representative prices.

In the case of Argentine Treasury bonds and bills, MAE’s prices are used; if the bonds are not listed within the last 10 business days, then a theoretical valuation is made discounting cash flows using the related discount curve. Except for BCRA internal bills in US dollars to be settled in Argentine pesos at the benchmark exchange rate (LEDIV), which cannot be transferred and do not accrue any interest, they are valued at their latest subscription price plus accrued interest

Liquidity bills issued by the BCRA without quoted prices in MAE at the end of the month were assigned a theoretical value, discounting cash flows using the monetary policy rate.

In the case of Corporate Bonds in Dollars, we value them by bringing the future flow of funds to present value with an interest rate curve with comparable corporate bonds.

SWAPS

For swaps, the theoretical valuation consists in discounting future cash flows using the interest rate, according to the curve estimated on the basis of fixed-rate peso-denominated bonds and bills issued by the Argentine Government and/or alternatively, if there are no bonds in pesos, of a comparable issuer with market price (bonds of the Province of Buenos Aires or the Autonomous City of Buenos Aires).

Non-Delivery Forwards

The theoretical valuation of NDFs consists in discounting the future cash flows to be exchanged pursuant to the contract, using a discount curve that will depend on the currency of each cash flow. The result is then calculated by subtracting the present values in pesos, estimating the value in pesos based on the applicable spot exchange rate, depending on whether the contract is local or offshore.

For local peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in US dollars are discounted using the Overnight Index Swap (OIS) international dollar yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the US dollar spot selling exchange rate published by BNA.

For local peso-euro swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in euros are discounted using the yield curve in euros. Then, the present value of cash flows in euros is netted by converting such cash flows into pesos using the euro spot selling exchange rate published by BNA.

For offshore peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from market quoted forward prices sourced from ICAP and the US dollar spot selling exchange rate published by BNA. Cash flows in dollars are discounted using the yield curve in dollars. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the Emerging Markets Traders Association (EMTA) US dollar spot exchange rate.

The valuation techniques used for Level 3 financial assets require the use of variables that are not based on observable market inputs. Below is a detail of the valuation techniques used for each financial asset:

Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income according to the latest available information of such companies.

Corporate bonds

The valuation of corporate bonds classified as Level 3 has been determined by the Entity on the basis of the latest available market price (or subscription price, if the security had not been listed in a market since the date of issuance) plus interest accrued to date. If the security has paid coupon, then the “clean” price is calculated. If principal was repaid, then repayment amount is deducted and the “dirty” price is recalculated, with interest being accrued until year-end.

–	ON Arcor (ON ARCOR17)
–	Refi Pampa ( ON REF2B)
–	ON Banco de Servicios Financieros (ON BSCNO)
–	ON Petroquímica Comodoro Rivadavia S.A. (ON PQCLO)

–	Toyota Cia Financiera (ON TYCYO)
–	ON Newsan (ON WNCFO)
–	Newsan S.A (ON WNCGO)
–	Newsan S.A (ON WNCJO)
–	Newsan S.A (ON WNCKO)

The most relevant unobservable inputs include:

–	Latest market price
–	Projected UVA
–	Projected BADLAR rates

The tables below show a sensitivity analysis for each of the above-mentioned securities:

Latest market price scenarios	Changes in final price
	ON ARCOR17	ON REF2B	ON BSCNO	ON PQCLO	ON TYCYO	ON WNCFO	ON WNCGO	ON WNCJO	ON WNCKO
+2%	2.000%	2.000%	1.910%	2.190%	1.740%	2.100%	1.950%	1.900%	0.070%
+5%	5.000%	5.000%	4.810%	5.480%	4.360%	5.250%	4.880%	4.740%	3.120%
+10%	10.000%	10.000%	5.710%	10.960%	8.720%	10.510%	9.750%	9.480%	8.190%

UVA Scenarios	Changes in final price
	ON ARCOR17	ON REF2B
+5%	5.000%	5.000%
+10%	10.000%	10.000%
+15%	15.000%	15.000%

Badlar Rate Scenarios	Changes in final price
	ON BSCNO	ON PQCLO	ON TYCYO	ON WNCFO	ON WNCGO	ON WNCJO	ON WNCKO
5%	0.0811%	-0.2928%	0.4139%	-0.3570%	-0.1110%	0.3244%	0.5667%
10%	0.2416%	0.0634%	0.8278%	0.1940%	0.2014%	0.4777%	0.7295%
15%	0.4022%	0.4197%	1.2418%	0.3958%	0.5137%	0.6310%	0.8923%

Put options:

Below is a sensitivity analysis of the put (options) held by BBVA. The input variable used in the sensitivity analysis is the underlying asset’s price.

The put options and the related underlying assets are as follows:

Asset	Underlying
2X5N2D001	BOND T2X5
3X4N4C001	BOND T3X4
4X4N9P001	BOND T4X4
4X4NDD001	BOND T4X4
4X4NOB001	BOND T4X4
4X4NOE001	BOND T4X4
PRBNOB001	BOND T4X4
T5XNDD001	BOND T5X4
T5XNDD002	BOND T5X4
TDJD6U001	BOND TDJ24
TDJN6U001	BOND TDJ24
TDJN6U002	BOND TDJ24
TDJNOV001	BOND TDJ24

Scenarios of sensitivity to the price of the underlying asset:

Scenarios:	Changes in final price
Changes in Underlying Price (%)	2X5N2D001	3X4N4C001	4X4N9P001	4X4NDD001	4X4NOB001	4X4NOE001	PRBNOB001
-6%	2.69%	3.86%	3.33%	3.33%	3.33%	3.33%	3.33%
-4%	0.55%	1.70%	1.18%	1.18%	1.18%	1.18%	1.18%
-2%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
-0.01%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
0%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
0.01%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
2%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
4%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
6%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Scenarios:	Changes in final price
Changes in Underlying Price (%)	T5XNDD001	T5XNDD002	TDJD6U001	TDJN6U001	TDJN6U002	TDJNOV001
-6%	3.31%	3.31%	5.36%	5.36%	5.36%	5.36%
-4%	1.15%	1.15%	3.17%	3.17%	3.17%	3.17%
-2%	0.00%	0.00%	1.06%	1.06%	1.06%	1.06%
-0.01%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
0%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
0.01%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
2%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
4%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
6%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

39.4. Reconciliation of balances at beginning of year and at year-end of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between balances at beginning of year and at year-end of Level 3 fair values:

	12.31.23	12.31.22

Balance at the beginning of the fiscal year	2,025,069	17,216,431

Other debt securities - Private securities - Corporate bonds	4,040,478	(1,217,351)
Debt securities at fair value through profit or loss - Private securities - Corporate bonds	498,709	-
Other financial assets- Receivables from sale of interest Prisma Medios de Pago S.A.	-	(13,739,311)
Income from sale or write-off of financial assets- Prisma Medios de Pago S.A.	-	11,651,647
Monetary loss from assets at fair value	(1,374,770)	(11,886,347)
Equity instruments	1,552,778	-

Balance at fiscal year-end	6,742,264	2,025,069

39.5. Fair value of assets and liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

–	Assets and liabilities with fair value similar to their accounting balance: For financial assets and financial liabilities maturing in less than three months, it is considered that the accounting balance is similar to fair value.

–	Fixed rate financial instruments: The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics, adding a liquidity premium (un-observable input) that expresses the added value or additional cost necessary to dispose of the asset.
–	Variable rate financial instruments: For financial assets and financial liabilities accruing a floating rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2023 is detailed below:

	Accounting balance	Total Fair Value		Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial assets

Cash and deposits in banks	1,142,949,870	(a)		-	-	-
Repo transactions	1,202,421,795	(a)		-	-	-
Other financial assets	90,372,010	(a)		-	-	-
Loans and other financing
Non-financial government sector	145,208	(a)		-	-	-
Other financial institutions	15,451,444	10,497,432	(b)	-	-	10,497,432
Non-financial private sector and residents abroad	1,959,900,738	1,862,939,319	(b)	-	-	1,862,939,319
Other debt securities	96,681,440	97,167,314		-	97,167,314	-
Financial assets pledged as collateral	124,914,314	(a)		-	-	-

Financial liabilities
Deposits	3,639,306,660	3,598,681,184		-	3,598,681,184	-
Other financial liabilities	448,258,450	(a)		-	-	-
Financing received from the BCRA and other financial institutions	28,189,967	27,621,005		-	27,621,005	-
Corporate bonds issued	12,816,710	13,043,560		-	13,043,560	-
(a)	The fair value is not reported as it is considered similar to its accounting balance.
(b)	The Bank’s Management has not identified additional impairment indicators of its financial assets as a result of the differences in the fair value thereof.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2022 is detailed below:

	Accounting balance	Total Fair Value	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial assets

Cash and deposits in banks	922,671,461	(a)	-	-	-
Repo transactions	163,689,844	(a)	-	-	-
Other financial assets	89,735,660	(a)	-	-	-
Loans and other financing
Non-financial government sector	4,356	(a)	-	-	-
BCRA	28,132	(a)	-	-	-
Other financial institutions	13,177,999	8,048,630	-	-	8,048,630
Non-financial private sector and residents abroad	2,219,869,638	2,082,355,278	-	-	2,082,355,278
Other debt securities	138,659,964	138,663,334	-	138,663,334	-
Financial assets pledged as collateral	91,851,261	(a)	-	-	-

Financial liabilities

Deposits	4,091,312,436	4,011,915,404	-	4,011,915,404	-
Other financial liabilities	368,805,430	(a)	-	-	-
Financing received from the BCRA and other financial institutions	61,886,118	59,687,834	-	59,687,834	-
Corporate bonds issued	595,354	591,578	-	591,578	-

(a)	The fair value is not reported as it is considered similar to its accounting balance.

40. Segment reporting

Basis for segmentation

As of December 31, 2023 and 2022, the Group determined that it has only one reportable segment related to banking activities, based on information reviewed by the chief operating decision maker. Most of the transactions, properties and customers of the Group are located in Argentina. No client has generated more than 10% of the Group's total revenues.

The following table shows relevant information on loans and deposits by business line as of December 31, 2023 and 2022:

Group (banking activity)(1)	12.31.23	12.31.22

Loans and other financing	1,975,497,390	2,233,080,125
Corporate banking (2)	137,874,430	209,874,068
Small and medium companies (3)	881,881,010	815,544,667
Retail	955,741,950	1,207,661,390

Other assets	4,149,012,495	3,866,851,867
TOTAL ASSETS	6,124,509,885	6,099,931,992

Deposits	3,639,306,660	4,091,312,436
Corporate banking (2) (3)	988,616,579	884,612,690
Small and medium companies (2) (3)	622,225,377	758,005,276
Retail	2,028,464,704	2,448,694,470

Other liabilities	1,061,065,634	869,235,545
TOTAL LIABILITIES	4,700,372,294	4,960,547,981

(1)	It includes BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, Consolidar A.F.J.P. (undergoing liquidation proceedings), PSA Finance Argentina Cía. Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A.
(2)	It includes the Financial Sector.
(3)	It includes Government Sector.

The information related to the operating segment (the Group's banking activity) is the same as that presented in the Consolidated Statement of Income, considering that it is the measure used by the Entity's chief operating decision marker for the allocation of resources and performance evaluation.

41. Related parties

41.1. Parent

The Bank's parent is Banco Bilbao Vizcaya Argentaria.

41.2. Key management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

41.2.1. Remuneration of key management personnel

The Group's key management personnel received the following compensations:

	12.31.23	12.31.22

Fees	260,104	281,622

Total	260,104	281,622

41.2.2. Profit or loss from transactions and balances with key management personnel

	Balances as of		Profit or loss from transactions

	12.31.23	12.31.22	12.31.23	12.31.22
Loans
Overdrafts	-	6	15	50
Credit cards	37,505	65,429	20,541	13,939
Consumer loans	1,430	3,288	68,729	51,447

Deposits
Deposits	88,640	119,835	26,352	1,149

Loans are granted on an arm’s length basis. As of December 31, 2023 and 2022, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

41.2.3. Profit or loss and balances with related parties (except for key management personnel)

Parent	Balances as of		Profit or loss from transactions
	12.31.23	12.31.22	12.31.23	12.31.22

Cash and deposits in banks	10,922,469	2,136,505	-	-
Financial assets pledged as collateral (2)	-	176,508	-	-
Other financial assets (2)	113,600	1,640,794	-	-
Other non-financial liabilities	45,299,560	81,819,668	51,066,746	41,067,033
Derivative instruments (Liabilities) (1)	-	34,501	189,783	69,054

Off-balance sheet balances

Securities in custody	861,464,724	574,069,135	-	-
Derivative instruments	-	6,019,082	-	-
Sureties granted	15,741,245	7,187,249	34,032	30,368
Guarantees received	19,902,455	8,484,843	-	-

(1) Profit or loss of Derivative instruments (Assets) is exposed under Derivative instruments (Liabilities).
(2) These transactions do not generate profit or loss.

Subsidiaries (1)	Balances as of		Profit or loss from transactions
	12.31.23	12.31.22	12.31.23	12.31.22

Loans and other financing	22,330,896	39,679,823	28,433,515	18,977,017
Deposits	12,901,727	861,143	3,557,755	34,868
Other non-financial liabilities	1,324,162	72	3,922,886	149
Other operating income	-	-	42,552	67,229
Administrative expenses	-	-	49,303	-

Off-balance sheet balances

Securities in custody	919,892	12,227,984	-	-

(1) The transactions between BBVA and its subsidiaries detailed in the preceding table were eliminated for consolidation purposes in the Consolidated Financial Statements as of December 31, 2023.

Associates	Balances as of		Profit or loss from transactions
	12.31.23	12.31.22	12.31.23	12.31.22

Cash and deposits in banks	-	1,853	-	-
Loans and other financing	5,218,627	5,765,041	7,486,744	8,981,569
Derivative instruments (Assets)	-	92,737	151,227	318,833
Other financial assets	438,171	1,331,883	-	-
Deposits	1,399,819	4,293,898	896,649	898,004
Received financing	-	499,887	249,280	208,427
Commission income	-	-	712,997	825
Commission expense	-	-	22,833	492,803
Other operating income	-	-	1,062,213	307,283

Off-balance sheet balances

Interest rate swaps	-	4,671,087	-	-
Securities in custody	20,357,420	12,889,058	-	-
Guarantees received	-	2,245,950	-	-
Secured loans	280,500	426,046	-	-

Transactions have been agreed upon on an arm’s length basis. As of December 31, 2023 and 2022, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

42. Financial instruments risks

42.1. Risk policies of financial instruments

Presentation of Risk Management and Risk-Weighted Assets (RWA)

Strategies and processes

The purpose of the organization is based on assuming a prudential level of risks in order to generate yields and keep acceptable levels of capital and funding, and generate benefits on a recurring basis. Therefore, it is vital that the teams assigned to risk management are highly trained professionals.

The General Risks Policy of BBVA Argentina expresses the levels and types of risk the Entity is willing to take to carry out its strategic plan, with no relevant deviations, even under stress conditions. Along this line, the process for risks management is comprehensive and proportional to the economic size and importance of the financial institution.

To achieve its goals, BBVA Argentina uses a management model with two guiding principles for the decision-making process:

-	Prudential analysis: related to the management of the various risks acknowledged by the Entity.
-	Anticipation: it refers to the capacity to make decisions foreseeing relevant changes in the environment, the competition and customers that may have an impact in the mid-term.

This process is adequate, sufficiently proven, duly documented and periodically reviewed based on the changes to the Entity’s risk profile and the market.

In this regard, the Board of Directors and the Senior Management are highly committed to the identification, evaluation, follow-up, control and mitigation of significant risks. These bodies periodically review credit, financial and operational risks, which may potentially affect the success of BBVA Argentina's activities, and place special emphasis on strategic, reputation and concentration risks.

Structure and organization

The Entity has a formal organizational structure in place, with a set of roles, responsibilities and powers, organized in a pyramidal structure, generating control instances by an independent area from lower to higher levels, up to the highest decision-making bodies. Below are the areas in each structure and a list of their functions:

-       Risk Management

-       Committees

-       Reporting

-       Cross-Control Areas

Risk Management:

This area is independent from business units. It is in charge of implementing the criteria, policies and procedures defined by the organization within the scope of credit risk and financial risk management, by following-up and controlling their proper application and by proposing the actions necessary to keep the quality of risks within the defined goals. Some of its main functions are to ensure proper information for the decision-making process at all levels, including relevant risk factors, such as:

- Active management throughout the risk lifetime.

- Clear processes and procedures.

- Integrated management of all risks through identification and quantification.

- Generation, implementation and dissemination of advanced decision-making support tools.

Committees:

Committees are responsible for risk management. This implies knowledge, assessment, weighting and potential mitigation. BBVA Argentina has an agile and proper structure of committees in charge of managing various risks.

Reporting:

The Reporting area is in charge of controlling procedures for risk rating and credit limit requirements; provisioning; determining the risk quota for each segment of economic activity and type of financing; and assessing and following-up fundamental metrics setting forth, in quantitative terms, the principles and general risk profile in the statement of Risk Appetite. In addition, it is in charge of generating reports to support Risk Management’s decisions in compliance with internal and control organizations’ credit policies, as well as of reviewing processes and proposing alternatives.

Cross-Control Areas

Internal Control - Internal Control and Compliance Department - has the following main functions: to ensure that there is a sufficient internal regulatory framework; a process and measures defined for each type of risk; to control its application and operation; and to ensure that an assessment is made of the existence of a control environment and its adequate implementation and operation.

Model Validation - Internal Control and Compliance Department - who ensures that BBVA Argentina's internal statistical risk models are adequate for their use, and must issue a well-founded and updated opinion on their adequate use.

The control and monitoring areas are in charge of giving cohesion to credit risk management and ensuring that the management of the rest of the critical risks for the Bank is carried out in accordance with the established standards.

Finally, Internal Audit, transversal to the business and support units.

Risk Appetite

Risk Appetite is a key element in financial institutions' management, providing a comprehensive framework for the Entity to determine the risks and level of risks it is willing to take to reach its business goals, expressed in terms of capital, liquidity, profitability, income recurrence, risks costs or other metrics. Risk Appetite is expressed through a Statement containing the general principles for the Bank’s strategy and quantitative metrics.

Stress Testing

In compliance with the provisions on “guidelines for risk management in Financial Institutions” set forth by the Argentine Central Bank, the Entity has developed a stress test program, within the Entity's comprehensive risk management.

Stress test means the evaluation of the Entity's financial position under an adverse but plausible scenario, which requires the simulation of scenarios to estimate the potential impact on the value of portfolios, profitability, solvency and liquidity for the purposes of identifying latent risks or detecting vulnerabilities.

Credit Risk

The Bank defines credit risk as the possibility to sustain losses as a result of a debtor’s or counterparty’s noncompliance with the contractual obligations assumed.

Credit risk is present in on and off-balance sheet transactions, as well as settlement risk, that is to say, when a financial transaction cannot be completed or settled as agreed. Credit risk losses arise from a debtor's or counterparty’s noncompliance with its obligations. Also, it takes into consideration several types of risks, such as country risk, and counterparty credit risk.

BBVA Argentina defines country risk as the risk of sustaining losses generated in investments and loans to individuals, companies, and governments due to the incidence of economic, political, and social events occurring in a foreign country.

Strategy and processes

BBVA Argentina develops a credit risk management strategy defining the goals that will guide its granting activities, the policies to be adopted, and the necessary practices and procedures to carry out those activities.

Additionally, Risk Management annually develops, together with the rest of the Group's management departments, a budget process, including the main variables of credit risk:

-	Expected growth per portfolio and product.
-	Changes in the default ratio.
-	Changes in write-off portfolios.

Thus, the standard expected credit risk values for a term of one year are set. Afterwards, the real values obtained are compared with that budget, to assess both the growth of the portfolio and its quality.

Also, maximum limits or exposures per economic activity are formalized, pursuant to the Bank’s placement strategy, which are used to follow up credit portfolios. In the event of deviations from the limits set, these are analyzed by the Risk Follow-Up Committees to take the necessary measures.

Admission

BBVA Argentina has credit risk admission policies, whereby the criteria for obtaining quality assets, establish risk tolerance levels and align credit activities with BBVA Argentina's and the Group's strategy are defined. Thus, the risk assumption policy is organized in three different levels within the Group:

- Analysis of the financial risk of the transaction, based on the debtor's ability to pay or to generate funds.

- The constitution of adequate guarantees, or in any case generally accepted guarantees, for the risk assumed, in any of the generally accepted forms: cash, in rem, personal or hedging.

- Evaluation of the repayment risk (liquidity of the assets) of the guarantees received.

Follow-up

The Bank establishes certain follow-up procedures based on the banking area involved, as the admission stage is not the end of the process. Follow-up is as important as decision-making, since risk is dynamic and customers rely on themselves and the environment.

The main follow-up procedures carried out for the various Banking areas are:

-	Follow-up on the limit granted: Since customer profiles vary over time, the limits of products purchased are periodically reviewed for the purpose of extending, reducing, or suspending the limit assigned, based on the risk situation.

-	Maintenance of proactive limits: Customers’ characteristics, and therefore the characteristics of the data originating certain limits, vary over time. Therefore, there is periodical maintenance of the proactive limits, taking into consideration the changes in a customer's situation (position of assets and liabilities, and relationship). Likewise, there is a periodic follow-up on the changes in proactive limits for the purpose of controlling and ensuring the risk assigned is in accordance with the desired risk levels.

-	Follow-up on rating tools: Rating tools rely on the internal inputs and show the characteristics and biases of such inputs. Therefore, they need a long period of use to soften or eliminate those biases through the inclusion of new information, correction of existing information and periodic reviews optimizing the results of back-tests.

-	Portfolio analysis: The portfolio analysis consists of a follow-up process and study of the complete cycle of the risk of portfolios for the purpose of analyzing the status of the portfolio, identifying potential improvements in the management, and forecasting the future behavior.

Additionally, the following functions shall be carried out:

-	Follow-up on specific customers.
-	Follow-up on products.
-	Follow-up on units (branches, areas, channels).
-	Other follow-up actions (samples, control of admission and risk management processes, campaigns).

The priority in credit risk follow-up processes is focused mainly on problematic or potentially problematic customers, for preventive purposes. The remaining aspects, the follow-up on products, units and other follow-up actions are supplementary to the specific follow-up on customers.

Recovery

BBVA Argentina has Recovery areas which are part of its Retail and Wholesale Risk divisions. The role of these areas is mitigating the severity of credit portfolios, of both the Bank and the companies related to the Entity, as well as contributing to the Bank's results, directly through collections of Write-Off portfolios and indirectly through collections of active portfolios, which imply a reduction in allowances.

Scope and nature of risk information and/or measurement systems

BBVA Argentina has several tools that are used in credit risk management, allowing for effective risk control and facilitating the whole risk treatment process.

Additional information on the credit quality of assets

Exposure to credit risk

The Group’s exposure to credit risk of loans and overdrafts as per IFRS 9 with allocation by stage according to the classification of assets as of December 31, 2023 and 2022 is as follows:

Exposure to credit risk	December 31, 2023	Stage 1	Stage 2	Stage 3

Financial assets at amortized cost	2,130,796,082	1,888,834,468	206,755,726	35,205,888

Wholesale	1,158,576,400	1,067,199,238	85,839,772	5,537,390
- Company banking	636,961,815	612,858,049	19,916,245	4,187,521
- Corporate and investment banking	362,398,814	311,607,083	50,791,514	217
- Local and International	7,805	3,685	201	3,919
- SMEs	159,207,966	142,730,421	15,131,812	1,345,733

Retail	972,219,682	821,635,230	120,915,954	29,668,498
- Overdrafts	1,909,410	1,166,156	377,016	366,238
- Credit cards	674,523,874	582,116,623	78,202,893	14,204,358
- Consumer loans	153,475,842	131,013,331	11,302,243	11,160,268
- Pledge loans	47,968,181	46,532,007	653,277	782,897
- Mortgage loans	90,404,966	58,129,217	29,121,012	3,154,737
- Finance leases	2,177,565	2,163,236	14,329	-
- Other	1,759,844	514,660	1,245,184	-

Financial assets at fair value through OCI	12,172,560	12,172,560	-	-

- Debt securities	12,172,560	12,172,560	-	-

Total financial assets	2,142,968,642	1,901,007,028	206,755,726	35,205,888

Loan commitments and financial guarantees	647,025,344	585,414,818	61,403,032	207,494

Wholesale	241,347,117	217,735,177	23,589,353	22,587
- Company banking	96,632,508	83,741,932	12,885,097	5,479
- Corporate and investment banking	95,868,758	92,737,597	3,131,153	8
- Local and International	35,404,046	31,588,932	3,815,114	-
- SMEs	13,441,805	9,666,716	3,757,989	17,100

Retail	405,678,227	367,679,641	37,813,679	184,907
- Overdrafts	13,284,965	12,787,853	494,004	3,108
- Credit cards	390,703,870	353,899,032	36,679,554	125,284
- Mortgage loans	1,598,766	913,866	628,385	56,515
- Other	90,626	78,890	11,736	-

Total loan commitments and financial guarantees	647,025,344	585,414,818	61,403,032	207,494

Total exposure to credit risk	2,789,993,986	2,486,421,846	268,158,758	35,413,382

Exposure to credit risk	December 31, 2022	Stage 1	Stage 2	Stage 3

Financial assets at amortized cost	2,435,195,013	2,191,473,683	204,544,012	39,177,318

Wholesale	1,168,822,472	1,109,251,434	53,181,794	6,389,244
- Company banking	661,822,147	626,189,253	30,580,795	5,052,099
- Corporate and investment banking	352,986,681	334,163,826	18,822,815	40
- Local and International	187,881	8,729	177,349	1,803
- SMEs	153,825,763	148,889,626	3,600,835	1,335,302

Retail	1,266,372,541	1,082,222,249	151,362,218	32,788,074
- Overdrafts	3,354,887	1,837,008	987,944	529,935
- Credit cards	822,762,185	707,207,058	102,601,449	12,953,678
- Consumer loans	220,915,565	194,713,429	13,703,503	12,498,633
- Pledge loans	84,573,077	79,746,567	2,299,056	2,527,454
- Mortgage loans	131,979,055	95,975,191	31,729,028	4,274,836
- Finance leases	2,688,360	2,643,692	41,130	3,538
- Other	99,412	99,304	108	-

Financial assets at fair value through OCI	11,593,436	11,593,436	-	-

- Debt securities	11,593,436	11,593,436	-	-

Total financial assets	2,446,788,449	2,203,067,119	204,544,012	39,177,318

Loan commitments and financial guarantees	664,472,529	606,937,314	57,326,255	208,960

Wholesale	124,191,534	109,972,663	14,184,466	34,405
- Company banking	46,597,993	38,071,627	8,513,906	12,460
- Corporate and investment banking	54,373,985	51,837,248	2,536,737	-
- Local and International	11,467,755	9,147,894	2,319,861	-
- SMEs	11,751,801	10,915,894	813,962	21,945

Retail	540,280,995	496,964,651	43,141,789	174,555
- Overdrafts	30,487,566	29,181,844	1,301,474	4,248
- Credit cards	507,464,932	466,048,328	41,291,086	125,518
- Mortgage loans	2,108,796	1,528,230	535,777	44,789
- Other	219,701	206,249	13,452	-

Total loan commitments and financial guarantees	664,472,529	606,937,314	57,326,255	208,960

Total exposure to credit risk	3,111,260,978	2,810,004,433	261,870,267	39,386,278

Information on the credit quality of assets

The Group’s analysis of credit quality of loans and overdrafts under IFRS 9 with allocation of risk as of December 31, 2023 and 2022 is as follows:

Credit quality	December 31, 2023	December 31, 2022

Wholesale
- Low risk (PD < 4%)	1,191,926,613	1,122,031,665
- Medium risk (PD ≥ 4% to < 24%)	166,175,198	112,796,788
- High risk (PD ≥ 24% to < 100% or individualized Stage 2)	36,261,729	51,761,904
- Non performing (PD at 100% or individualized Stage 3)	5,559,977	6,423,649
Total wholesale	1,399,923,517	1,293,014,006

Retail
- Low risk (PD < 2.3%)	1,075,897,337	1,379,787,080
- Medium risk (PD ≥ 2.3% to < 29%)	266,128,432	375,330,757
- High risk (PD ≥ 29% to < 100% or individualized Stage 2)	6,018,735	18,573,070
- Non performing (PD at 100% or individualized Stage 3)	29,853,405	32,962,629
Total retail	1,377,897,909	1,806,653,536

Debt securities
- Private securities (B)	12,085,356	11,593,436
- Private securities (B-)	87,204	-
Total debt securities	12,172,560	11,593,436

Total exposure to credit risk	2,789,993,986	3,111,260,978

Credit risk hedging

Risk hedging and/or mitigation policy

Although risk hedges and/or mitigation with additional guarantees are an important factor when granting loans, the main factor to decide is if the customer has sufficient generation of funds to pay for the obligations agreed.

The beneficiary's repayment capacity by generating sufficient resources is above any other consideration. Thus, the risk decision is based on the borrower's payment capacity to timely and duly comply with all the financial obligations assumed, based on income obtained from its customary business or income source, without relying on sureties, guarantors or assets pledged as collateral.

In addition to the policies and follow-ups, BBVA Argentina uses collateral, comfort letters and covenants as risk mitigating tools.

Collateral

Upon assessing collateral, BBVA Argentina carefully analyzes if it is appropriate. Along this line, the milestones to update the value of collateral apply under prudential principles.

Regarding the types of collateral managed by BBVA Argentina, the following stand out:

-	Guarantees: It includes sureties or unsecured instruments.

-	Joint and several guarantee: Upon default on payment, the creditor may collect the unpaid amount from either the debtor or the surety.

-	Joint guarantee: In this case the guarantors and debtholders are liable in proportion to their interest in the company / transaction and restricted to such amount or percentage.

-	Security interest: It includes guarantees based on tangible assets, which are classified as follows:

•	Mortgages: A mortgage does not change the debtor's unlimited liability, who remains fully liable. They are documented pursuant to the Bank's internal regulations for such purposes and are duly registered. Also, there is an independent appraisal, at market value, which enables a prompt sale.

•	Pledges: This includes chattel mortgages of motor vehicles or machinery, as well as liens on Time Deposits and Mutual Funds. To be accepted, they shall be effective upon realization accordingly, they are properly documented and shall be approved by the Legal Services area. Finally, the Bank hedges against the variation in the value of the pledge.

Loan commitments

To meet the specific financial needs of customers, the Group's credit policy also includes, among others, granting collateral, surety, warranties, letters of credit and secured loans (recorded in debit accounts pursuant to accounting standards of the BCRA). Although these transactions are not recognized in the Consolidated Statement of Financial Position because they imply a potential liability for the Group, they expose the Group to credit risks in addition to those recognized in the Consolidated Statement of Financial Position and are, therefore, an integral part of the Group's total risk.

As of December 31, 2023 and 2022, the Group holds the following contingent transactions, as detailed in Note 8.

Hedging based on netting of on and off-balance sheet transactions

The Entity, within the limits defined by regulations regarding netting, negotiates with its customers the execution of master agreements (for instance, ISDA or CMOF) for the derivatives business, including the netting of off-balance sheet transactions.

The wording of each agreement determines in each case the transaction subject to netting. The reduction in the exposure of counterparty risk arising from the use of mitigation techniques (netting plus use of collateral agreements) implies a decrease in total exposure (current market value plus potential risk).

Main types of guarantors and counterparties of credit derivatives

The Bank defines that the collateral (or credit derivative) shall be direct, explicit, irrevocable, and unconditional in order to be accepted as risk mitigation. Furthermore, regarding admissible guarantors, BBVA Argentina accepts financial institutions (local or foreign), public entities, stock exchange companies, and resident and non-resident companies, including insurance companies.

Concentration of the market or credit risk through the instruments used to mitigate credit risk

The Entity classifies the collateral received pursuant to the regulations in force of the BCRA into:

-	Preferred Collateral “A”
-	Preferred Collateral “B”
-	Other Collateral (not included in the sections above)

Preferred collateral received for loans are reported in Exhibit “B” to these consolidated financial statements.

Credit quality of financial assets which are not past due or impaired

The Group relies on certain tools (“scoring” and “rating”) to classify the credit quality of its transactions and customers, based on an assessment and subsequent mapping to probability of default (“PD”) scales. In analyzing the PD performance, the Group relies on certain monitoring tools and historical databases that contain relevant information generated in-house. These tools can be grouped in scoring and rating models. The main difference between both lies in the fact that scoring models are used to assess retail products, while rating models are intended for wholesale banking customers.

The Group calculates these different levels and their associated probabilities of default by reference to rating scales and default rates. These calculations establish the PD levels for the Bank's Master Rating Scale. Even though this scale is common to the whole Group, adjustments (mapping of scores to PD sections / Master Rating Scale levels) are made at the tool level per each country where the Group has tools available.

Financial Risks

Financial Risk applies the criteria, policies and procedures defined by the Board of Directors within the management of that risk, with follow-up and control on its proper application, and proposing the necessary actions to maintain the quality of risk within the defined risk appetite.

The financial risks management model of BBVA Argentina consists of the Market Risk, Structural Risk and Economic Capital Areas, which are coordinated for risks control and follow-up.

The management of these risks is in line with the basic principles of the Basel Committee on Banking Supervision, with a comprehensive process to identify, measure, monitor and control risks.

The organization of financial risks is completed with a scheme of committees, in which it participates, created for the purpose of having an agile management process integrated into the treatment of the various risks.

Among others:

-	Assets and liabilities Committee (ALCO)
-	Risk Management Committee (RMC)
-	Financial Risks Committee (FRC)

BBVA Argentina has many tools and systems to manage and follow-up market risk, to achieve effective risk control and treatment.

Market Risk

BBVA Argentina considers market risk as the likelihood of losing value of the trading portfolio as a consequence of adverse changes in market variables affecting the valuation of financial products and instruments.

The main market risk factors the Entity is exposed to are as follows:

-	Interest rate risk: From exposure to changes in the various interest rate curves.
-	Foreign exchange risk: From changes in the various foreign exchange rates. All positions in a currency other than the financial statements currency create foreign exchange risk.

The main market risk metric is VaR (“Value at Risk”), a parameter to estimate the maximum loss expected for the trading portfolio positions with a 99% confidence level and a time horizon of 1 day.

Current management structure and procedures in force include follow-up on a limit and alert arrangement in terms of VaR, economic capital, stress and stop loss.

The market risk measurement model is periodically validated through Back-Testing to determine the quality and precision of the VaR estimate.

The Market Risk management model contemplates procedures for communication in the event the risks levels defined are exceeded, establishing specific communication and action procedures based on the exceeded threshold.

The market risk measurement perimeter is the trading book managed by the Global Markets unit. The trading book mainly consists of:

-	Argentine Government Securities (Argentine Treasury bonds and bills).
-	Argentine Central Bank Bills.
-	Corporate Bonds.
-	Foreign exchange spot.
-	Derivatives (Exchange rate Futures and Forwards).

The following tables show changes in total VaR and VaR per risk factors.

VaR (in millions of pesos)

	12.31.23	12.31.22
Average	303.54	141.13
Minimum	24.49	48.71
Maximum	1,586.80	263.07
Closing	296.22	112.22

VaR per risk factors – (in millions of pesos)

VaR Interest rate	12.31.23	12.31.22
Average	336.97	157.79
Minimum	29.58	49.32
Maximum	2,163.96	298.07
Closing	298.78	121.29

VaR Exchange rate	12.31.23	12.31.22
Average	7.24	1.05
Minimum	0.29	-0.47
Maximum	190.63	65.11
Closing	12.28	0.15

Currency risk

The position in foreign currency is shown below:

ACCOUNTS	TOTAL	AS OF 12.31.23 (per currency)				TOTAL
	AS OF					AS OF
ASSETS	12.31.23	Dollar	Euro	Real	Other	12.31.22

Cash and deposits in banks	1,076,719,793	1,041,165,789	32,597,593	494,680	2,461,731	773,572,820
Debt securities at fair value through profit or loss	225,199,948	225,199,948	-	-	-	10,961,484
Other financial assets	38,278,296	38,263,508	14,788	-	-	26,342,573
Loans and other financing	196,957,836	196,589,749	368,087	-	-	119,996,346
Non-financial government sector	1,778	1,778	-	-	-	146
Other financial institutions	4,138	4,138	-	-	-	2,027
Non-financial private sector and residents abroad	196,951,920	196,583,833	368,087	-	-	119,994,173
Other debt securities	74,070,243	74,070,243	-	-	-	17,022,612
Financial assets pledged as collateral	42,418,319	42,418,319	-	-	-	33,542,338
Investments in equity instruments	432,216	404,468	27,748	-	-	187,625

TOTAL ASSETS	1,654,076,651	1,618,112,024	33,008,216	494,680	2,461,731	981,625,798

ACCOUNTS	TOTAL	AS OF 12.31.23 (per currency)				TOTAL
	AS OF					AS OF
LIABILITIES	12.31.23	Dollar	Euro	Real	Other	12.31.22

Deposits	1,281,848,662	1,263,551,944	18,296,718	-	-	890,641,779
Non-financial government sector	22,134,436	22,074,195	60,241	-	-	20,021,689
Financial sector	632,096	625,174	6,922	-	-	268,556
Non-financial private sector and residents abroad	1,259,082,130	1,241,206,359	18,229,555	-	-	870,351,534
Other financial liabilities	79,930,161	73,958,024	5,400,352	-	571,785	68,186,188
Financing received from the BCRA and other financial institutions	3,119,096	2,800,253	318,843	-	-	3,455,761
Other non-financial liabilities	61,891,994	38,792,328	23,099,666	-	-	36,704,866

TOTAL LIABILITIES	1,426,789,913	1,379,102,549	47,115,579	-	571,785	998,988,594

The notional amounts of the foreign currency forward, forward transactions and interest rate swaps are detailed in Note 5.

Interest rate risk

Structural interest risk (SIR) gathers the potential impact of market interest rate variations on the margin of interest and the equity value of BBVA Argentina.

The process to manage this risk has a limit structure to keep the exposure to this risk within levels that are consistent with the risk appetite and the business strategy defined and approved by the Board of Directors.

Within the core metrics used for measurement, follow-up and control, the following stand out:

-	Margin at Risk (MaR): It quantifies the maximum loss which may be recorded in the financial margin projected over 12 months under the worst-case scenario of rate curves for a certain level of confidence.
-	Economic Capital (EC): It quantifies the maximum loss which may be recorded in the Entity's economic value under the worst-case scenario of rate curves for a certain level of confidence.

The Bank additionally carries out a sensitivity analysis on the economic value and the financial margin for parallel variations by +/- 100 basis points over interest rates.

The following table shows the progress of the sensitivity of the economic value (SEV), given a variation of +100 basis points in relation to the Core Capital:

SEV +100 bps

	12.31.23	12.31.22
Closing	1.09%	0.62%
Minimum	0.67%	0.62%
Maximum	1.09%	1.42%
Average	0.79%	1.00%

The following table shows the progress of the sensitivity of the financial margin (SFM), given a variation of -100 basis points in relation to the 12-month projected margin:

SFM -100 bps

	12.31.23	12.31.22
Closing	0.30%	0.47%
Minimum	0.11%	0.43%
Maximum	0.35%	1.01%
Average	0.24%	0.75%

Liquidity and financing risk

Liquidity risk is defined as the possibility that the Entity may not efficiently meet its payment obligations, without incurring significant losses that may affect its daily operations or its financial position.

The short-term purpose of the liquidity and financing risk management process at BBVA Argentina is to timely and duly address payment commitments agreed, without resorting to additional funding deteriorating the Entity's reputation or significantly affecting its financial position, keeping the exposure to this risk within levels that are consistent with the risk appetite and the business strategy defined and approved by the Board of Directors. In the medium and long term, such process is aimed at watching for the suitability of the financial structure of the Bank and its changes, according to the economic situation, the markets, and the regulatory changes.

Within the core metrics used for measurement, follow-up and control of this risk, the following stand out:

LtSCD (Loan to Stable Customers Deposits): It measures the relationship between the net credit investment and the customers’ stable resources and is set forth as the key metric of risk appetite. The goal is to preserve a stable financing structure in the medium and long term.

Changes in LtSCD ratios are summarized below:

	12.31.23	12.31.22
LtSCD Closing	59.70%	58.00%
Maximum	80.30%	62.80%
Minimum	58.20%	54.60%
Average	62.70%	58.60%

LCR (Liquidity Coverage Ratio): It measures the relation between high quality liquid assets and total net cash outflows during a 30-day period. BBVA Argentina, as established in the regulations issued by the BCRA, “A” 5693, calculates the liquidity coverage coefficient daily.

Changes in LCR ratios are summarized below:

	12.31.23	12.31.22
LCR Closing	271%	348%
Maximum	433%	348%
Minimum	151%	223%
Average	246%	278%

Concentration of deposits as of December 31, 2023 and 2022 is exposed in Exhibit H to these consolidated financial statements.

The following charts show the breakdown by term of loans, other financing and financial liabilities considering the total contractual amounts to their due date, as of December 31, 2023 and 2022:

	Assets - Exhibit D (*)		Liabilities -Exhibit I (*)
	12.31.23	12.31.22	12.31.23	12.31.22

Up to 1 month	948,027,726	1,156,925,565	3,870,639,601	3,924,202,723
From 1 month to 3 months	372,964,126	378,153,999	288,142,094	333,552,210
From 3 months to 6 months	351,924,061	284,396,797	100,401,517	342,760,271
From 6 months to 12 months	311,728,457	236,503,073	33,725,396	13,392,406
From 12 months to 24 months	210,364,472	250,085,084	11,714,874	10,388,584
More than 24 months	349,270,361	433,127,189	18,691,790	15,713,621
TOTAL	2,544,279,203	2,739,191,707	4,323,315,272	4,640,009,815

(*)The figures of this chart include the amounts for interest accrued and to be accrued. For floating-rate instruments, interest was calculated using the current rate.

In addition, the Bank has issued financial guarantees and credit commitments with the following breakdown by term considering their maturity date as of December 31, 2023 and 2022:

	12.31.23	12.31.22

Up to 1 month	1,889,829,494	2,607,674,595
From 1 month to 3 months	22,031,136	20,057,032
From 3 months to 6 months	13,917,028	14,712,799
From 6 months to 12 months	23,063,990	7,609,973
From 12 months to 24 months	22,742,910	1,576,585
More than 24 months	5,176,587	2,847,496
	1,976,761,145	2,654,478,480

The amounts of the Group's financial assets and liabilities, which are expected to be collected or paid twelve months after the reporting date, are disclosed below:

Financial assets	12.31.23	12.31.22

Debt securities at fair value through profit or loss	1,651,652	-
Other financial assets	-	10,824,491
Loans and other financing	559,634,833	683,212,273
Other debt securities	133,067,903	5,242,340,911
Financial assets pledged as collateral	34,420,575	12,769,815

Total	728,774,963	5,949,147,490

Financial liabilities

Deposits	289,344	241,878
Other financial liabilities	22,099,882	18,421,874
Financing received from the BCRA and other financial institutions	8,017,438	7,438,454

Total	30,406,664	26,102,206

Refinancing and restructuring agreements

Policies and principles on refinancing and restructuring agreements

The Group enters into refinancing and restructuring agreements with customers who so request in order to help them repay their outstanding loans, if these customers are or expect to be in financial distress to honor their future loan payments.

The basic goal of a refinancing and restructuring agreement is helping customers achieve financial health over time, by adjusting the repayment schedule of their loans borrowed from the Group to their new cash flow generation capacity. The use of refinancing and restructuring agreements for other purposes, such as deferring loss recognition, is contrary to the Group's policies.

The Group's refinancing and restructuring policies are based on the following general principles:

A refinancing and restructuring agreement will be authorized on the basis of the customer's capacity to fulfill the new instalment plan. The first step in doing so is identifying the root-cause of the financial distress, followed by an analysis of the customer's feasibility, including an updated review of that customer's financial situation, payment capacity and cash generation ability. If the customer is a business, the analysis will also cover the industry in which it operates.

To the extent possible, the Group will try to secure new guarantees and/or guarantors of demonstrable creditworthiness to provide further support to the agreement. An essential part of this process is reviewing the effectiveness of the new and original guarantees.

This analysis is carried out from the customer's or the group's overall perspective.

Generally, refinancing and restructuring agreements do not increase the amount of a customer's loan, except for the expenses associated to the agreement itself.

Loan refinancing and restructuring decisions are not delegated to branches, but are rather made by the pertinent risk units.

Decisions are periodically reviewed to check whether they are fully consistent with the applicable refinancing and restructuring policies.

For retail customers (individuals), the main goal of the Group's loan refinancing and restructuring policy is preventing a default due to the customer's temporary liquidity problems, by implementing structural solutions that do not increase the customer's outstanding loan balance. The required solution is customized to each particular case, offering facilities to repay the loan in accordance with the following criteria:

-	Restructuring/refinancing feasibility analysis based on the customer's payment willingness and capacity, which may be impaired but not nil. Therefore, the customer should at least repay interest on the agreement in all cases. No agreement may be entered into if that agreement provides a grace period for both principal and interest.
-	Loan refinancing and restructuring agreements are only allowed when the loans were originally subscribed by the Group.
-	Customers subject to refinancing and restructuring agreements are excluded from marketing campaigns of any kind or nature.

Within the context of a refinancing or restructuring arrangement, cure period is defined as the 1-year term following the later of:

-	The time at which the restructuring measures are to be postponed.
-	The time at which the exposure has been classified as defaulted.
-	The end of the grace period included in the restructuring agreements.

In addition, this period may not be shorter than the period during which the customer has made the material payment.

During the cure period, financing arrangements will have assigned a 100% PD and will be classified in Stage 3.

At the end of the Stage 3 cure period, the contract refinancing and restructuring will be transferred to Stage 2 for two additional years.

42.2. Exposure to credit risk and allowances

Below is the exposure to credit risks and allowances, measured in accordance with IFRS 9 as per BCRA (expected loss model, except for non-financial government sector's financial assets), as of December 31, 2023 and 2022:

Exposure to default - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	2,203,067,119	190,755,938	13,788,074	34,346,881	4,830,437	2,446,788,449

Inter-stage Transfers:
From stage 1 to stage 2	(454,204,088)	447,788,918	26	-	-	(6,415,144)
From stage 2 to stage 1	305,242,199	(270,243,612)	(1,559,295)	-	-	33,439,292
From stage 1 or 2 to stage 3	(9,150,601)	(72,992,270)	(2,257,871)	83,451,814	2,311,926	1,362,998
From stage 3 to stage 1 or 2	2,058,465	4,563,970	1,686,371	(8,423,833)	(1,879,057)	(1,994,084)
Changes without inter-stage transfers	592,665,828	83,056,616	2,658,213	(4,810,926)	1,478,056	675,047,787
Newly originated financial assets	3,669,764,173	68,802,178	33,723,952	7,464,804	1,889,891	3,781,644,998
Reimbursements	(2,359,989,471)	(52,297,538)	(33,979,799)	(12,268,821)	(2,638,344)	(2,461,173,973)
Write-offs	49	1,971	-	(26,936,284)	(1,019,114)	(27,953,378)
Foreign exchange differences	209,923,428	6,731,759	4,766,932	73,637	3,104,957	224,600,713
Inflation adjustment	(2,258,370,073)	(206,344,197)	(11,894,610)	(41,512,111)	(4,258,025)	(2,522,379,016)

Balances as of 12.31.23	1,901,007,028	199,823,733	6,931,993	31,385,161	3,820,727	2,142,968,642

Exposure to default - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	2,189,265,593	240,939,176	30,794,661	39,971,442	18,387,635	2,519,358,507

Inter-stage Transfers:
From stage 1 to stage 2	(471,166,432)	482,206,643	2,641	-	-	11,042,852
From stage 2 to stage 1	361,905,499	(345,584,207)	(418,187)	-	-	15,903,105
From stage 1 or 2 to stage 3	(9,346,581)	(52,958,334)	(1,816,134)	61,994,325	1,858,953	(267,771)
From stage 3 to stage 1 or 2	2,091,028	4,823,237	947,303	(9,432,544)	(1,011,910)	(2,582,886)
Changes without inter-stage transfers	187,231,033	16,274,229	(13,498,252)	(5,961,671)	663,737	184,709,076
Newly originated financial assets	3,373,747,271	47,366,732	48,311,708	8,081,227	518,217	3,478,025,155
Reimbursements	(2,135,585,025)	(75,829,490)	(39,866,053)	(11,013,592)	(893,878)	(2,263,188,038)
Write-offs	-	1,896	-	(27,850,077)	(11,462,315)	(39,310,496)
Foreign exchange differences	60,428,573	6,476,272	4,570,375	10,304	1,527,573	73,013,097
Inflation adjustment	(1,355,503,840)	(132,960,216)	(15,239,988)	(21,452,533)	(4,757,575)	(1,529,914,152)

Balances as of 12.31.22	2,203,067,119	190,755,938	13,788,074	34,346,881	4,830,437	2,446,788,449

Exposure to default - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	606,937,314	57,134,423	191,832	208,471	489	664,472,529

Inter-stage Transfers:
From stage 1 to stage 2	(117,033,092)	108,928,359	7,649	-	-	(8,097,084)
From stage 2 to stage 1	100,495,003	(81,359,833)	(30,835)	-	-	19,104,335
From stage 1 or 2 to stage 3	(709,683)	(517,389)	(113)	671,579	148	(555,458)
From stage 3 to stage 1 or 2	209,870	248,687	123	(483,870)	(9,876)	(35,066)
Changes without inter-stage transfers	271,584,299	30,512,053	93,387	174,924	12,261	302,376,924
Newly originated financial commitments	451,904,589	16,367,782	148,707	152,073	-	468,573,151
Reimbursements	(193,390,262)	(24,122,220)	(64,414)	(250,417)	(653)	(217,827,966)
Write-offs	-	-	-	(530)	-	(530)
Foreign exchange differences	108,579,161	9,420,482	44,942	-	-	118,044,585
Inflation adjustment	(643,162,381)	(55,389,364)	(211,226)	(265,082)	(2,023)	(699,030,076)

Balances as of 12.31.23	585,414,818	61,222,980	180,052	207,148	346	647,025,344

Exposure to default - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	500,543,138	38,639,453	590,752	234,797	237	540,008,377

Inter-stage Transfers:
From stage 1 to stage 2	(125,190,524)	118,328,083	-	-	-	(6,862,441)
From stage 2 to stage 1	95,214,959	(81,010,762)	(978)	-	-	14,203,219
From stage 1 or 2 to stage 3	(727,737)	(494,257)	(4,970)	588,186	9,517	(629,261)
From stage 3 to stage 1 or 2	204,740	156,388	738	(409,953)	(22,132)	(70,219)
Changes without inter-stage transfers	278,863,704	12,288,151	(84,145)	32,112	18,793	291,118,615
Newly originated financial commitments	346,732,348	14,643,257	38,228	75,242	-	361,489,075
Reimbursements	(183,168,283)	(17,189,849)	(150,829)	(176,439)	-	(200,685,400)
Write-offs	-	-	-	(374)	-	(374)
Foreign exchange differences	29,179,755	1,502,331	-	-	-	30,682,086
Inflation adjustment	(334,714,786)	(29,728,372)	(196,964)	(135,100)	(5,926)	(364,781,148)

Balances as of 12.31.22	606,937,314	57,134,423	191,832	208,471	489	664,472,529

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	16,925,161	17,633,368	374,372	28,176,032	3,481,601	66,590,534

Inter-stage Transfers:
From stage 1 to stage 2	(10,458,182)	40,839,390	7	-	-	30,381,215
From stage 2 to stage 1	4,601,607	(18,707,615)	(20,635)	-	-	(14,126,643)
From stage 1 or 2 to stage 3	(560,500)	(21,638,516)	(75,783)	50,014,912	1,480,010	29,220,123
From stage 3 to stage 1 or 2	172,982	426,288	(16,775)	(6,848,617)	(1,267,677)	(7,533,799)
Changes without inter-stage transfers	8,412,492	4,143,841	(19,127)	15,024,638	1,880,271	29,442,115
Newly originated financial assets	29,414,973	1,242,944	903,554	4,751,953	1,287,423	37,600,847
Reimbursements	(20,521,825)	(1,702,519)	(884,843)	(8,959,143)	(1,973,698)	(34,042,028)
Write-offs	-	(1)	-	(25,812,981)	(981,656)	(26,794,638)
Foreign exchange differences	2,106,658	180,585	176,145	9,308	2,106,455	4,579,151
Inflation adjustment	(16,233,124)	(14,839,242)	(330,896)	(33,708,598)	(3,266,468)	(68,378,328)

Balances as of 12.31.23	13,860,242	7,578,523	106,019	22,647,504	2,746,261	46,938,549

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	18,157,029	14,926,533	3,645,643	31,052,636	16,876,099	84,657,940

Inter-stage Transfers:
From stage 1 to stage 2	(9,918,677)	39,428,960	286	-	-	29,510,569
From stage 2 to stage 1	4,559,146	(19,757,792)	(31,218)	-	-	(15,229,864)
From stage 1 or 2 to stage 3	(560,627)	(14,944,361)	(499,358)	33,819,212	525,877	18,340,743
From stage 3 to stage 1 or 2	109,384	506,059	410,240	(6,613,450)	(410,483)	(5,998,250)
Changes without inter-stage transfers	4,984,272	7,076,449	(2,698,241)	14,362,564	772,856	24,497,900
Newly originated financial assets	36,884,267	2,169,103	2,729,687	4,713,037	329,941	46,826,035
Reimbursements	(26,555,818)	(3,130,242)	(2,410,057)	(7,624,830)	(456,536)	(40,177,483)
Write-offs	-	(252)	-	(24,857,498)	(11,347,185)	(36,204,935)
Foreign exchange differences	596,292	144,530	178,769	5,898	1,102,037	2,027,526
Inflation adjustment	(11,330,107)	(8,785,619)	(951,379)	(16,681,537)	(3,911,005)	(41,659,647)

Balances as of 12.31.22	16,925,161	17,633,368	374,372	28,176,032	3,481,601	66,590,534

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	5,472,974	2,748,134	13,397	155,061	324	8,389,890

Inter-stage Transfers:
From stage 1 to stage 2	(1,653,181)	5,741,923	249	-	-	4,088,991
From stage 2 to stage 1	1,246,120	(4,322,909)	(9,305)	-	-	(3,086,094)
From stage 1 or 2 to stage 3	(15,467)	(90,550)	(28)	393,937	55	287,947
From stage 3 to stage 1 or 2	34,782	27,099	2,009	(387,328)	(26,185)	(349,623)
Changes without inter-stage transfers	(2,053,989)	(1,037,861)	6,780	212,782	30,593	(2,841,695)
Newly originated financial commitments	7,677,107	342,423	5,942	104,689	-	8,130,161
Reimbursements	(1,715,510)	(471,833)	(4,724)	(155,151)	(2,782)	(2,350,000)
Write-offs	-	-	-	(407)	-	(407)
Foreign exchange differences	918,539	50,832	1,130	-	-	970,501
Inflation adjustment	(5,219,426)	(1,840,096)	(12,533)	(193,495)	(1,751)	(7,267,301)

Balances as of 12.31.23	4,691,949	1,147,162	2,917	130,088	254	5,972,370

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	3,210,578	1,627,195	192,807	147,653	-	5,178,233

Inter-stage Transfers:
From stage 1 to stage 2	(1,221,399)	5,294,905	-	-	-	4,073,506
From stage 2 to stage 1	859,978	(3,416,695)	(835)	-	-	(2,557,552)
From stage 1 or 2 to stage 3	(33,728)	(82,105)	(7,589)	320,676	22,736	219,990
From stage 3 to stage 1 or 2	41,380	20,148	2,329	(296,191)	(55,589)	(287,923)
Changes without inter-stage transfers	984,086	454,802	(100,182)	131,293	39,278	1,509,277
Newly originated financial commitments	4,606,953	303,431	7,704	45,166	-	4,963,254
Reimbursements	(1,208,080)	(445,142)	(50,722)	(102,568)	-	(1,806,512)
Write-offs	-	-	-	(324)	-	(324)
Foreign exchange differences	246,982	6,969	-	-	-	253,951
Inflation adjustment	(2,013,776)	(1,015,374)	(30,115)	(90,644)	(6,101)	(3,156,010)

Balances as of 12.31.22	5,472,974	2,748,134	13,397	155,061	324	8,389,890

43. Restrictions to the distribution of earnings

a)	In accordance with the regulations of the BCRA, 20% of the income for the year plus/less adjustments of prior years' results, transfers from other comprehensive income to retained earnings and less the accumulated loss at the end of the previous year, if any, must be allocated to the legal reserve. Therefore, the next Shareholders’ Meeting shall apply 32,908,380 of Unappropriated retained earnings to increase the balance of such reserve.
b)	The mechanism to be followed by financial to assess distributable balances is defined by the BCRA by means of the regulations in force on “Distribution of earnings” provided that certain situations are not verified, namely: to receive financial assistance from such entity due to illiquidity, shortfalls as regards minimum capital requirements or minimum cash requirements, to fall under the scope of the provisions of Sections 34 and 35 bis of the Financial Institutions Law (sections referred to regularization and correction plans and restructuring of the Entity), among other conditions detailed in the referred communication to be complied with. Furthermore, the distribution of earnings as approved by the Entity’s Shareholders’ Meeting shall not be effective unless approved by the Superintendency of Financial and Foreign Exchange Institutions of the BCRA.

In addition, no distributions of earnings shall be made with the profit resulting from the first time application of IFRS, which shall be included as a special reserve, and the balance of which as of December 31, 2023 amounts to 73,946,842.

Besides, the Entity shall verify that, once the proposed distribution of earnings is made, capital conservation margin equivalent to 2.5% of the risk-weighted assets is kept, which is additional to the minimum capital requirement set forth by law, and shall be paid in with level 1 ordinary capital (COn1), net of deductible concepts (CDC0n1).

In accordance with the provisions of Communication “A” 7719 of the BCRA, effective since April 1 to December 31, 2023, financial institutions may distribute earnings for up to 40% of the amount that would have corresponded to them. As from April 1, 2023, those financial institutions that have obtained the BCRA authorization, shall distribute earnings in 6 equal, monthly and consecutive installments.

c)	Pursuant to the provisions of General Resolution No. 622 of the CNV, the Shareholders’ Meeting that considers the annual financial statements shall resolve upon the specific use of accumulated earnings of the Entity.

In compliance with the above, on May 15, 2020, the Ordinary and Extraordinary Shareholders’ Meeting was held approving the partial reversal of the Optional Reserve for future distribution of earnings, in order to allocate the amount of 2,500,000 (28,048,745 in restated amounts) to the payment of a cash dividend subject to the prior authorization of the BCRA.

On November 20, 2020, the General Extraordinary Shareholders’ Meeting was held approving the partial reversal of the optional reserve for future distribution of earnings in the amount of 12,000,000 (114,272,504 in restated amounts) and considering a supplementary dividend for the same amount, in order to increase the amount of the cash dividend approved by the General Ordinary and Extraordinary Shareholders’ Meeting held on May 15, 2020, all subject to the prior authorization of the BCRA.

In compliance with the above, on April 20, 2021, the Ordinary and Extraordinary Shareholders’ Meeting was held approving the partial reversal of the Optional Reserve for future distribution of earnings, in order to allocate the amount of 7,000,000 (54,517,622 in restated amounts) to the payment of a cash dividend subject to the prior authorization of the BCRA.

On November 3, 2021, the General Extraordinary Shareholders’ Meeting was held approving the partial reversal of the optional reserve for future distribution of earnings in the amount of 6,500,000 (40,942,629 in restated amounts) and considering a supplementary dividend for the same amount, in order to increase the amount of the cash dividend approved by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 20, 2021, all subject to the prior authorization of the BCRA.

On April 29, 2022, the General Ordinary and Extraordinary Shareholders’ Meeting was held and the following was approved:

–	Allocate 3,934,134 (23,864,219 in restated amounts) out of Unappropriated retained earnings for fiscal year 2021 to the Legal Reserve.
–	Allocate 15,736,535 (95,456,876 in restated amounts) to Unappropriated retained earnings for fiscal year 2021 to the Optional Reserve for future distribution of earnings.
–	Also, in relation to the dividends approved by the Shareholders' Meetings of May 15, 2020, November 20, 2020, April 20, 2021 and November 3, 2021, authorization was requested to the BCRA for the distribution of 13,165,209 (in nominal values).

On June 7, 2022, the BCRA approved the distribution of 13,165,209 on account of dividends, which were made available to the shareholders.

On April 28, 2023, the General Ordinary and Extraordinary Shareholders’ Meeting was held and the following was approved:

–	Allocate 11,765,158 (36,637,383 in restated amounts) out of Unappropriated retained earnings for fiscal year 2022 to the Legal Reserve.
–	Allocate 47,060,630 (146,549,534 in restated amounts) to Unappropriated retained earnings for fiscal year 2022 to the Optional Reserve for future distribution of earnings.
–	Allocate 35,566,224 (77,877,236 in nominal amounts) to the payment of dividends by partially reversing the Optional Reserve for future distribution of earnings.
–	Request the BCRA authorization to pay dividends for 50,401,015 (in nominal values).

On May 31, 2023, the BCRA approved the distribution of 50,401,015 as dividends which were paid in kind through the delivery of 49,524,433,015 Argentine discount government bills in Argentine pesos (in nominal values), adjusted by CER and maturing on November 23, 2023, (ISIN ARARGE520DT9) Ticker X23N3 (Caja de Valores code 9197), based on the following schedule:

2023
No. of Installment	Cut-off date	Payment Date	Argentine Treasury Bill in Pesos adjusted by Cer at Discount. Maturity 11-23-23 Nominal value
1	June 22	June 27	8,254,072,169
2	July 17	July 20	8,254,072,169
3	August 3	August 8	8,254,072,169
4	September 5	September 8	8,254,072,169
5	October 2	October 5	8,254,072,169
6	October 27	November 1	8,254,072,169

As of December 31, 2023, the payment of dividends approved by the Shareholders’ Meetings for the years 2020, 2021 and 2022 was completed.

44. Restricted assets

As of December 31, 2023 and 2022, the Group has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).

	12.31.23	12.31.22

Argentine Treasury Bonds adjusted by CER. Maturity 2024	12,799	128,642

Total	12,799	128,642

b)	Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 261,634,742 and 143,854,280 as of December 31, 2023 and 2022, respectively (see Note 10).

45. Banking deposits guarantee insurance system

Law No. 24,485 and Decree No. 540/95 provided for the creation of the Deposit Guarantee Insurance System, which was assigned the characteristics of being limited, mandatory and onerous, with the purpose of covering the risks of bank deposits, in a subsidiary and complementary manner to the system of privileges and protection of deposits established by the Financial Institutions Law.

That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the exclusive purpose of managing the Deposits Guarantee Fund, the shareholders of which, pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the Deposit Guarantee Fund.

Deposits in pesos and foreign currency made with the participating entities under the form of checking accounts, savings accounts, time deposits or otherwise as determined by the BCRA up to the amount of 6,000 and which meet the requirements of Decree No. 540/95 and those to be set forth by the enforcement authority shall fall within the scope of said decree.

In August 1995, that company was incorporated, and the Entity has an 8.6374% share of the corporate stock as of December 31, 2022 (BCRA Communication “B” 12503).

As of December 31, 2023 and 2022, the contributions to the Fund have been recorded in the item “Other operating expenses - Contributions to the deposits guarantee fund” in the amounts of 5,728,161 and 6,330,105, respectively.

46. Minimum cash and minimum capital requirements

46.1. Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	12.31.23	12.31.22

Balances at the BCRA

BCRA - Current account not restricted	358,900,596	502,282,567
BCRA - Special guarantee accounts - restricted (Note 10)	96,926,260	43,180,603

	455,826,856	545,463,170

Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	14,771,877	37,662,724
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	32,406,871	100,997,240
Argentine Treasury Bonds in pesos. Maturity 08-23-2025	49,502,692	-
Argentine Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity 12-13-2024	218,925,057	-
Argentine Treasury Bonds in pesos adjusted by Cer 4%. Maturity 10-14-2024	189,705,541	-
Argentine Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity 02-14-2025	56,074,420	-
Argentine Treasury Bonds in pesos adjusted by Cer 2%. Maturity 11-09-2026	216,222,852	-

Other securities	791,192	57,721,176

BCRA Liquidity Bills	60,435,133	1,505,491,903

TOTAL	1,294,662,491	2,247,336,213

The balances disclosed are consistent with those reported by the Bank.

46.2. Minimum cash requirements

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirement	12.31.23	12.31.22

Credit risk	222,092,365	219,153,734
Operational risk	90,508,105	88,131,816
Market risk	6,537,813	4,611,870
Non-compliance (1)	17,505,613	-

Paid-in	1,140,647,877	958,835,096

Surplus	804,003,981	646,937,676

(1) The increase observed in the minimum capital requirement for credit risk is due to the non-compliance with the maximum limit established by the BCRA for the financing to the non-financial government sector during 15 days of December 2023. According to the provisions of the regulations, this non-compliance causes an increase in the minimum capital requirement for credit risk for an amount equivalent to 100% of the surplus, as from the month in which the non-compliance occurs and for as long as it continues. In the case of credit ratios, the computation of the deviation will be made on the basis of the monthly average of daily surpluses. As of the date of these Financial Statements, the aforementioned situation had been remedied.

47. Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission

Considering the transactions carried out by Banco BBVA Argentina S.A. and according to the different categories of agent set forth by General Resolution No. 622-13 of the CNV, on September 9 and 19, 2014, the Entity was registered as Custodian Agent of Collective Investment Products of Mutual Funds under No. 4 and Settlement and Clearing Agent – Comprehensive (ALyC) under No. 42, respectively.

Section 8 of General Resolution No. 821 of the CNV sets forth that the minimum shareholders’ equity required to operate as ALyC shall be equal to 470,350 UVAs adjusted by CER, Law No. 25827. As of December 31, 2023, it amounts to 217,960. The Entity’s shareholders’ equity exceeds the minimum shareholders’ equity required by said resolution.

Besides, the required minimum contra-account of 108,980, fifty percent (50%) of the minimum shareholders’ equity amount, includes Argentine Treasury Bonds in pesos adjusted by CER due 2024 as of December 31, 2023 deposited with the account opened at Caja de Valores S.A., named “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés minimum cash contra-account”.

Furthermore, pursuant to the requirements of General Resolution No. 792 issued by the CNV on April 30, 2019, mutual fund management companies’ minimum shareholders’ equity will be comprised of 150,000 UVAs plus 20,000 UVAs, per each additional mutual fund under management. As concerns the cash contra-account, the amount to be paid shall be equal to no less than fifty per cent (50%) of minimum shareholders' equity.

The subsidiary BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Funds Management Agent, registered on August 7, 2014 under No. 3, met the CNV minimum cash contra-account requirements with 2,792,293 shares of FBA Renta Pesos Fondo Común de Inversión, in the amount of 215,506, through custody account No. 493-0005459481 held at BBVA Banco Francés S.A. As of December 31, 2023, the company's Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

48. Compliance with the provisions of the Argentine Securities Commission – Documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has delivered the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km. 31.5, district of Florencio Varela, Province of Buenos Aires.

In addition, it is informed that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Art. 5. a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office. (2013 consolidated text and amendments).

49. Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as a trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. On the same date, Mercobank S.A., as Settler, and the Bank, as Trustee, entered into the agreement to set up the Diagonal Trust in relation to the exclusion of assets as provided in the above-mentioned resolution. As of December 31, 2023 and 2022, the assets of Diagonal Trust amount to 2,427 and 7,559, respectively, considering their recoverable values.

In addition, the Entity, in its capacity as Trustee in the Corp Banca Trust, recorded the selected assets on account of the redemption in kind of participation certificates in the amount of 4,177 and 13,008 as of December 31, 2023 and 2022, respectively.

In addition, the Entity acts as a Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations. Such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the corpus assets until (i) noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) is verified, when such assets are sold and the proceeds therefrom are distributed (net of expenses) among all beneficiaries, the remainder (if any) shall be delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may indicate. The trust assets totaled 1,986,715 and 1,762,769 as of December 31, 2023 and 2022, respectively, and consist of cash, creditors' rights, real estate and shares.

50. Mutual funds

As of December 31, 2023 and 2022, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills and repos for 113,893,762 and 340,767,081, which are part of the mutual fund portfolio and are recorded in debit balance memorandum accounts “Control – Other.”

The Mutual Fund assets are as follows:

Mutual funds	12.31.23	12.31.22

FBA Renta Pesos	1,234,721,816	1,270,069,925
FBA Acciones Argentinas	20,360,613	6,843,426
FBA Calificado	15,907,320	6,834,143
FBA Ahorro Pesos	4,872,732	21,344,688
FBA Acciones Latinoamericanas	4,313,001	3,242,725
FBA Renta Fija Plus	3,989,036	33,865,935
FBA Renta Mixta	1,994,784	2,194,707
FBA Bonos Argentina	1,206,746	4,528,582
FBA Renta Publica I	558,410	742,261
FBA Horizonte	485,395	1,200,722
FBA Gestión I	64,686	133,945
FBA Bonos Globales	16,304	87,981
FBA Retorno Total I	12,927	60,167
FBA Horizonte Plus	11,288	36,590
FBA Renta Fija Local	3,827	7,925
FBA Renta Publica II	-	-
	1,288,518,885	1,351,193,722

51. Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the judgments issued by courts of original jurisdiction in criminal matters, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

“Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on February 22, 2008 and identified under No. 3511, File No. 100194/05, on grounds of a breach of the Criminal Foreign Exchange Regime as a result of the purchase and sale of US Dollars through the BCRA in excess of the authorized amounts. They totaled 44 transactions involving the Bank's branches 099, 342, 999 and 320. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers: Julio Lopez, Marcelo Canestri, Humberto Daniel De Luca, Mario Daniel Breno, Agustín Garicia, Gustavo Pedro Vitale, Eduardo Carlos Hombre, Ana Mercedes Pacheco, Carlos Alberto Klapproth, Ernesto Salgado, Adriana Lilian Olmedo, Estrella Blanca Fernandez, Francisco Meringolo, Daniela Vanesa Guevara, Marcelo Mozillo, Cintia Tamara Ortiz, Maria Elena Fridman, Maria Antonia Cejo Rial, Carlos Alberto Gonzalez, Johana Andrea Frezza, Haroldo Daniel Gramajo and Andrea Patricia Ramirez, who served in the capacities described below at the date when the breaches were committed: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the court acquitted the individuals/entities above from all charges. The General Attorney’s Office filed an appeal and Room A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The General Attorney’s Office filed an Extraordinary Appeal, which was granted and as of the date of these financial statements is being heard by the Argentine Supreme Court of Justice. The case has been called for resolution. The case has been called for resolution.

•  “Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 1, 2010 and identified under No. 4539, File No. 18398/05 where charges focus on fake foreign exchange transactions, through false statements upon processing thereof, carried out by personnel from five branches in Mar del Plata, which would entail failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) a commercial aide to the Area Manager, (v) five Branch Managers, (vi) four Heads of Back-Office Management, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division of the City of Mar del Plata, under File No. 16377/2016. On June 21, 2017, the court sought to obtain further evidence on its own initiative ordering that an official letter should be sent to the BCRA for it to ascertain if the rules governing the charges brought in the Case File No. 18398/05 Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that noncompliance with the provisions of Communication “A” 3471 would not currently be subject to any change that may imply a lesser offense. On September 30, 2019, the court of original jurisdiction rendered judgment against the Bank for its involvement in the transaction imposing a fine of US$ 592,000, while imposing fines to the individuals involved for the aggregate amount of US$ 518,766 and Euro 48,500. The Bank is jointly and severally liable for the aforementioned fines. The Bank's Directors Jorge Carlos Bledel, Javier D. Ornella, Marcelo Canestri and Oscar Castro and Territory Managers Oscar Fantacone and Jorge Allen were acquitted from all charges. An appeal was filed on behalf of Banco BBVA Argentina S.A. and its employees asking for the reversal of the decision or otherwise significant reductions of the amounts involved. On August 24, 2021, the Federal Appellate Court of Mar de Plata resolved to declare the action extinguished based on the grounds of violation of the reasonable term and consequently acquit Banco BBVA Argentina S.A., Pablo Bistacco, Graciela Alonso, Néstor O. Baquer, Hugo Benzan, Mariela Espinosa, Jorge Fioritti, Liliana Paz, Alberto Giménez, Jorge Elizalde, Elizabeth Mosquera, Carlos Barcellini, Carlos O. Alfonzo, Samuel Alanis, Julián Gabriel Burgos, for the facts that were condemned in the present case for violation of Law No. 19.359, and the relevant regulations. In view of this ruling, the Federal Prosecutor filed an extraordinary federal appeal, which was rejected in February 2024.

• “Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on July 26, 2013 and identified under No. 5406, File No. 100443/12 where charges are concerned with fake foreign exchange transactions through false statements upon processing thereof incurred by personnel in Branch 087 - Salta -, which would entail a failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The trial period came to a close and the BCRA must send the file to Salta’s Federal Court. As of the date hereof, the case file has not been sent to court.

•  “Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” for ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), involving the incomplete verification of the services provided. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two Bank officers holding the positions described below at the date when the breaches were committed: (i) the Foreign Trade Manager (Alejandro Chiaradía) and (ii) an officer of the Area (Horacio Perotti). The BCRA has decided that the trial period has come to an end. The case is being heard by Federal Court No. 2, Criminal Division of Lomas de Zamora, Province of Buenos Aires, under File No. 39130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, as through Communication “A” 5264, whereby the restriction on foreign trade transactions was removed, the payment of services abroad was reinstated.

• “Banco Francés S.A. over breach of Law 19.359.” Administrative proceedings for Foreign Exchange Offense initiated by the B.C.R.A. notified on March 15, 2021 and identified under No. 7545, file No. 381/22/21. The charge consists of the alleged breach of Communication "A" 6770, corresponding to transactions carried out by the companies MULTIPOINT S.A. and TELECENTRO S.A. Multipoint S.A. challenges transactions for a total amount of US$ 800,000, alleging the alleged breach of Communication "A" 6770, paragraph 11, when three exchange transactions were carried out under concept code P8 (Other financial loans) in order to pre-cancel a financial loan from a loan agreement entered into on April 5, 2019 whose original maturity date was April 5, 2021. The latter included an addendum executed on October 18, 2019 modifying the third clause of the aforementioned loan agreement and setting the payment date of the principal on October 18, 2019. According to the B.C.R.A., this would be an early cancellation in breach of the aforementioned rule. (ii) TELECENTRO S.A. challenges a transaction for the amount of US$ 185,724, alleging the alleged breach of Communication "A" 6770, paragraph 12, when a transaction was carried out under concept code B07 (payments in view of imports of goods) was carried out, which pre-paid on October 24, 2019, a commercial debt arising from two invoices that had payment date on October 29, 2019. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two Bank officers holding the positions described below at the date when the breaches were committed: (i) the Foreign Trade Manager and (ii) an officer of the Area. The relevant answers to the charges were filed. On October 24, 2022, the Trial Court in Criminal and Economic Matters No. 4 of the City of Buenos Aires issued an unfavorable court ruling. On May 10, 2023, the Court decided to: I. Confirm point I of the appealed decision rejecting the grounds for unconstitutionality upheld by the defense of Rubén José́ Lauriente, Noelia María Sorbello and BANCO BBVA ARGENTINA S.A. II. Confirm partially operating paragraphs II, III and IV of the appealed decision convicting Rubén José́ Lauriente, Noelia María Sorbello and BANCO BBVA ARGENTINA S.A. for the event specified in section (b) of whereas clause VI hereof (sections 1(e) and 2(f)), Law No. 19,359), and revoke partially the abovementioned operating paragraphs convicting the aforementioned for the event specified in section (a) of the VI whereas clause (note added: the Multipoint S.A. event) of this vote. III. Amend the fines imposed on Rubén José́ Lauriente, Noelia María Sorbello and BANCO BBVA ARGENTINA S.A, which are set in an amount equivalent to USD 2,000 (two thousand US dollars) each. IV. With legal costs. The fines were paid. The case has concluded.

• Banco BBVA ARGENTINA S.A. Financial summary proceedings initiated by the B.C.R.A. Notified on June 28, 2021 and identified under No. 1587, file No. 388/55/21. The charge consists of the alleged breach of paragraph 7.2 of Communication "A" 6981 by assisting (without prior approval of the BCRA) Cargill S.A. through a checking account overdraft amounting to $ 167 million from April 29, 2020 to May 3, 2020, since as it had bonds taken as of April 22, 2020, it should have waited 90 calendar days without executing repo transactions and/or surety bonds, before being assisted. Likewise, during May and June 2020, Cargill’s checking account disclosed credit balances, which were generally covered at the end of the day. In this regard, it should be noted that Banco BBVA Argentina S.A. violated paragraph 7.2 of the revised text of the rules on "Credit Policy", which strictly includes the restriction on the granting of intraday (within the same day) assistance. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. (30-50000319-3); María Isabel Goiri Lartitegui; Jorge Delfín Luna; Alfredo Castillo Triguero; Juan Manuel Ballesteros Castellano; Oscar Miguel Castro; Gabriel Eugenio Milstein; Adriana María Fernandez De Melero; José Santiago Fornieles; Darío Javier Berkman; Carlos Eduardo Elizalde and Nicolás Herbert Bohtligk. The relevant answers to the charges were filed on August 4, 2021. On September 14, 2023, the Resolution of the BCRA was notified, confirming the initial charges and rejecting the defenses regarding the interpretation of the regulation and the inexistence of intraday financing due to the way the proceeds from collections operate. Therefore, the breach of the regulations was considered to be proven and a fine was imposed. The amount in pesos of the fines applied is detailed below. Banco BBVA Argentina S.A. $24,000,000. Board of Directors: Oscar Castro $2,591,589 Gabriel Milstein $ 2,591,589, Isabel Goiri $2,565,930 Adriana Melero $ 2,565,930, Jorge Luna $2,565,930, Alfredo Castillo $ 2,565,930, Juan Manuel Ballesteros $2,565,930. Employees: Carlos Elizalde $1,710,620, Nicolás Bohtlingk $1,710,620, Darío Berkman $1,710,620, José Fornieles $855,310. TOTAL $47,999,998. The resolution is appealed.

•	BBVA ARGENTINA S.A. Financial summary proceedings for Foreign Exchange Offence brought by the B.C.R.A. Notified on October 25, 2022, and identified under No. 7835, related to foreign exchange transactions performed in alleged noncompliance with the provisions established by point 9-A16 of BCRA Communiqué “A” No. 6770 referring to notes related to transactions performed between residents and import prepayments. Due to the link between cases and procedural economy, five cases have been filed with the oversight agency. The infringement stands at USD 1,414, 526.28. The defendants are Banco BBVA Argentina S.A. (Argentine tax identification No. 30-50000319-3) and the following officials and employees: Ruben Lauriente, Noelia Sorbello, Juan Manuel Olives, Santiago Alejandro Gonzales, Mario Gustavo Dellamea, Maria Teresa Palacios, Mirtha Susana Monteleone and Gustavo Cara. The procedural status of the case is open for trial.

The Group and its legal advisors estimate that a reasonable interpretation of the applicable regulations in force was made and do not expect an adverse financial impact from these cases.

52. Capital management and corporate governance transparency policy

I. Board of Directors

According to BBVA Argentina S.A.'s bylaws, the Entity shall be managed by a Board of Directors composed of a minimum of three and a maximum of nine directors, as set forth by the Annual Shareholders’ Meeting at each time, for a term of three years, with the option for reelection. The Shareholders’ Meeting may also appoint an equal or lower number of alternate directors. The Board of Directors shall meet at least once a month.

The composition of the Board of Directors shall be previously submitted to evaluation by the Nomination and Remuneration Committee.

Below is a list of the members of the Board of Directors, their current position in the Entity and their business experience.

Name	Position	Background and work history

Lorenzo de Cristóbal de Nicolás	Chairman

Business experience: Head of the Options Desk at Bank of America in Madrid, he held several executive positions at BBVA, such as: Head of Global Portfolio Management; Director of Market Risks; Head of Guaranteed and Quantitative Funds and Director of Investment at BBVA Asset Management.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Jorge Delfín Luna	1st Vice-chairman

Business experience: Regular Director at Rombo Compañía Financiera S.A.; Regular Director at PSA Finance Argentina Compañía Financiera S.A.; Board of Directors' Vice-chairman at Banco Francés Foundation; Commercial Banking Director at BBVA Argentina S.A.; Member of the Management Committee at BBVA Argentina S.A.; Regional Manager at Citibank; Regional Manager at former Banco Crédito Argentino; General Manager at Easy Bank; General Manager and Vice-chairman at BBVA Uruguay; Chief Corporate Banking and Foreign Trade Officer at BBVA Argentina S.A; Chief Commercial Officer at BBVA Argentina S.A.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Francisco Javier Pérez Cardete	2nd Vice-Chairman

Business experience: South and East Territory Director, Banco Bilbao Vizcaya Argentaria; Area Director, Banco Bilbao Vizcaya Argentaria; Risks Head in Valencia.

Independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Gabriel Eugenio Milstein	Regular Director

Business experience: Regular Director, PSA Finance Argentina Compañía Financiera S.A.; Regular Director, Rombo Compañía Financiera S.A.; Alternate Director, Volkswagen Financial Services Compañía Financiera S.A.; Member of Banco Francés Foundation; Director of Media and Director of Human Resources and Services, Banco BBVA Argentina S.A.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

He died on December 21, 2023. On January 12, 2024, Gabriel Alberto Chaufán was appointed as his replacement.

Adriana María Fernández de Melero	Regular Director

Business experience: Structures and Productivity Manager at Banco BBVA Argentina S.A; HR Development & Planning Manager at Banco Crédito Argentino; HR Administration Manager at BBVA Argentina S.A; Organization and Productivity Manager at BBVA Argentina S.A; Business and Channel Development Manager at BBVA Argentina S.A; Chief Corporate Development and Transformation Officer at BBVA Argentina S.A; Member of the Management Committee at BBVA Argentina S.A; Advisor to the Chair and Board of Director at Banco Provincia de Buenos Aires.

Independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Ernesto Mario San Gil	Regular Director

Business experience: Independent Director and Member of the Audit Committee of Ternium Argentina S.A. (former Siderar S.A.); Ad honorem Member of the Strategic Board of the Ministry of Modernization of Argentina; Director of IDEA; Different positions at EY Argentina (former Ernst & Young and former Arthur Andersen) among others, Chief Strategy Officer (CSO), President and CEO, Member of the Executive Committee of the EY South America region, Partner in charge of Transactions, partner specialized in Financial Institutions.

Independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Gustavo Alberto Mazzolini Casas	Regular Director

Business experience: Director of Financial Institutions, Ernst & Young; Financial Director, Corp Banca Argentina; Financial Planning Director, Credilogros Compañía Financiera; Head of Countries II - Financial Directors Coordination Latam, Banca América; Head of Financial Directors Coordination Department Latam, Banca América; Financial Director, Banco Provincial; Director of Strategy and Finance Lobs and AdS, BBVA Group; Financial Staff Country Monitoring, BBVA Group; CFO AdS, BBVA Group.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Gabriel Alberto Chaufán	Alternate Director

Business experience: Chairman at BBVA Seguros Argentina S.A. and Regular Director at BBVA Uruguay S.A., Chairman of AVIRA; Member of the Management Committee at BBVA; Chairman and General Manager at Consolidar ART, Consolidar Seguros, Consolidar Salud, Consolidar Retiro and Consolidar AFJP (the latter undergoing liquidation proceedings). Manager of the Pension and Insurance Business; Head of the Pension Business and all insurance lines (Life, P&C, Life Annuities, Health), and Underwriting Manager for the Group.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Gustavo Fabián Alonso	Alternate Director

Business experience: Commercial Director; Director of Innovation and Development; Retail Product Manager; Manager of Payment Methods and Consumption; Manager of Strategic Alliances and Products; Marketing Manager; Zonal Manager; and Branch Manager of Pilar, San Nicolás and Rosario, all at BBVA Banco Francés.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Carlos Elizalde	Alternate Director

Business experience: Regional Director of Global Banking Operations Latam at BBVA; General Manager at AL-Rajhi Bank; Free-lance Consultant at Riyadh KSA Buenos Aires; General Manager at Citigroup Miami; Regional Head for Latin America at Citigroup Miami; and Head of Regional Sales at Citigroup Buenos Aires.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

II.	Senior Management

Senior Management is made up of the General Manager and by those executive officers who have decision-making powers and who report directly to the General Manager, or the Chairman of the Board of Directors.

The officers in Senior Management positions must have the skills and experience required by the financial industry to run the business with which they are entrusted and to oversee as appropriate the personnel in the different areas.

III.	Management Committee - Members

The main members of Senior Management make up the Management Committee. The Committee is chaired by the General Manager who shall be replaced, in case of absence or disability, by the Director of the Financial and Planning Area.

Prospective management committee members shall first be evaluated by the Nomination and Remuneration Committee for subsequent consideration by the Board.

Powers

The Management Committee shall have the following powers, and, when appropriate, it shall be required to submit matters to consideration by the Board for final decision.

-	Implement the strategies and policies approved by the Board.
-	Evaluate and propose business and investment strategies and general risk policies. For such purpose, it shall annually approve the Business Plan and the Financial Program.
-	Develop the processes necessary to identify, assess, monitor and mitigate the risks to which the Bank is exposed.
-	Implement appropriate internal control systems and monitor their effectiveness, periodically reporting to the Board on the attainment of objectives. Accordingly, the Internal Control and Operational Risk Reports shall be approved.
-	Establish business synergies with the remaining Group companies.
-	Analyze and propose the year’s comprehensive budget, monitor changes and determine any corrective actions as called for by internal and market variables.
-	Propose the delegation of powers to the Bank’s officers. Supervise the managers in the various areas to make sure that they comply with the policies and procedures set forth by the Board.
-	Evaluate and propose Entity-wide policies, strategies and guidelines and then oversee and follow up the model implementation.

Decisions of the Management Committee shall be made by a majority of the members present.

Below is a detail of the members of the Management Committee, as well as their business background. The main executives are appointed for an indefinite term.

Name	Position	Background and work history
Martín Ezequiel Zarich	General Manager

Business experience: Alternate Director, BBVA Argentina S.A.; Regular Director, BBVA Seguros Argentina SA.; Regular Director, BBVA Francés Valores S.A., Member of the Board of Directors, Banco Francés Foundation; Innovation and Development Director, BBVA Argentina S.A.; Director of Mergers, BBVA Argentina S.A.; Planning Director, BBVA Argentina S.A.; Financial Director, BBVA Argentina S.A.; Retail Banking Director, BBVA Argentina S.A.; Director, Credilogros; Director, BBVA Francés Uruguay; Associate Managing Director, Commercial Development, BBVA Group; Deputy Managing Director, Business Development, BBVA Group; Economist, Banco de Crédito Argentino; Management and Budget Control Manager, Banco de Crédito Argentino; Planning, Management Control and Economics Director, Banco de Crédito Argentino.

Carmen Morillo Arroyo	Director of Finance

Business experience: Various positions in the holding structure of the BBVA Group: Global Financial Planning & Performance discipline leader; Director of Planning and Management Control of South American Businesses; Manager of Planning and Management Control of South American Banks; Financial Analyst; Manager of Corporate Banking BBVA Spain.

Juan Christian Kindt	Business Development Director

Business experience: Business Execution Manager; Segment and Business Manager; Manager of Business Channels, Telemarketing and Customer Service; Financing and Spending Manager within Commercial Banking; Area Manager of Southern Metropolitan area; Territory Area Manager of Buenos Aires; Manager of Comodoro Rivadavia Branch, all positions at BBVA.

Gustavo Osvaldo Fernández	Talent & Culture Director

Business experience: Director of Technology and Operations, BBVA; Coordinator, Systems & Organizations, Banca Nazionale del Lavoro; Systems Coordinator, Banco Galicia; System Organization and Development Manager, Banco de Crédito Argentino; Design and Development Manager, BBVA Argentina S.A.; Media Director, BBVA Argentina S.A.; Director of Design and Development for the Americas, BBVA; Business Partner for the Americas, BBVA.

María Verónica Incera (*)	Corporate & Investment Banking Director	Business experience: Head of Global Clients at BBVA USA, with corporate governance responsibilities for BBVA's NY Branch; Industry Banker for Consumers. Prior to joining BBVA, she worked for Credit Agricole in Argentina and New York, where she held various positions.
Leandro Álvarez	Engineering and Data I Director	Business experience: Head of Solutions Development in the Business Development Department at Banco BBVA Argentina S.A.; Deputy Manager of Channels & Application Architecture at Banco BBVA Argentina S.A.; Regional Manager for Latin America of the technological replacement of the systems of the offices of the banks where BBVA has been present (BBVA Aplica SA); Deputy Manager of Channels and Markets at BBVA Francés.
Gerardo Fiandrino	Risks Director

Business experience: Retail Banking Director for South America, BBVA; Director of Wholesale Banking for South America, BBVA; Retail Risk Manager, BBVA Argentina S.A.; Wholesale and Enterprise Risk Manager, BBVA Argentina S.A.; Admission and Follow-up Manager, BBVA Argentina S.A.; Monitoring and Operation Risk Manager, BBVA Argentina S.A.; Director, Rombo Compañía Financiera S.A.; Director, PSA Finance Argentina Compañía Financiera S.A.; Portfolio Monitoring Manager, Banco de Crédito Argentino. Investment Banking Senior Officer, Banco de Crédito Argentino.

Pablo Hernán Jordán	Commercial Director	Business experience: Business Coordination Manager, North Territory Director, Capital Commercial Manager, Litoral Commercial Manager, Retail Banking Territory Assistant Manager, Central Office Manager, Downtown Branch Manager, Coronel Díaz Branch Manager, Territory Commercial Assistant, VIP Banking Officer and Business Executive, all positions at BBVA Argentina.
Eduardo González Correas	Legal Services Director	Business experience: Legal Manager of Banking Business and Corporate & Investment Banking, BBVA Argentina S.A.; Deputy Legal Manager of Corporate & Investment Banking, BBVA Argentina S.A.; Lawyer at the Legal Sub-Management of Corporate & Investment Banking, BBVA Argentina S.A.; Lawyer at Allende & Brea Law Firm; Lawyer at Pérez Alati, Grondona, Benites, Arntsen & Martinez de Hoz (Jr.) Law Firm.
Mónica Gabriela Etcheverry	Internal Control and Compliance Director	Business experience: Deputy Director of Compliance at Banco BBVA Argentina S.A.; Accounting Manager at BBVA Banco Francés S.A. (BBVA Argentina); Financial Audit Manager (BBVA Argentina); Vice President of Internal Audit at the New York and Miami branches of Argentaria (Banco Exterior de España) USA; Member of the International Internal Audit team of Banco Exterior de España for the Americas.

(*) Since January 1, 2023.

IV.	Basic ownership structure of Banco BBVA Argentina S.A.

The following table sets forth certain information regarding the beneficial ownership of the Entity's common shares as of December 31, 2023, by each entity that, to the best of our knowledge, owns more than 5% of our common shares. These entities do not have different voting rights.

	Common shares as of
	December 31, 2023
Shareholder	Amount	Class percentage
Banco Bilbao Vizcaya Argentaria S.A.	245,154,707	40.01%
BBV América S.L. (1)	160,110,585	26.13%
The Bank of New York Mellon (2)	98,448,839	16.07%
ANSES (Argentine Social Security Office)	43,279,620	7.06%

a)	BBV América S.L. is controlled by BBVA. Direct holder of 26.13 % of BBVA Argentina's share capital.
b)	As an agent holder of ADSs.

V.	Organizational structure

Estructura Organizativa General

BBVA
Creando Oportunidades

DIRECTOR EJECUTIVO
Martín Zarich
Gabinete Presidencia
Juan Gil Libarona
Comercial
Hernán Jordan
Desarrollo de Negocio
Juan Kindt
Auditoría Interna
Ana Karina Ortiz Cuellar
Corporate & Investment Banking
Verónica Incera
Finanzas
Carmen Morillo Arroyo
Ingeniería & Data
Leandro Alvarez
Riesgos
Gerardo Fiandrino
Talento & Cultura
Gustavo Fernández
Relaciones Institucionales
Hernán Carboni
Control Interno y Cumplimiento
Mónica Etcheverry
Research
Marcos Dal Bianco
Servicios Jurídicos
Eduardo González Correas

[References: General Manager: Martin Zarich - Chair Cabinet: Juan Gil Libarona – Internal Audit: Ana Karina Ortiz Cuellar - Commercial: Hernán Jordán - Business Development: Juan Kindt - Corporate & Investment Banking: Verónica Incera - Finance: Carmen Morillo Arroyo - Engineering & Data: Leandro Alvarez - Risks: Gerardo Fiandrino - Talent & Culture: Gustavo Fernandez - Institutional Relations: Hernán Carboni – Internal Control and Compliance: Mónica Etcheverry - Research: Marcos Dal Bianco - Legal Services: Eduardo Gonzalez Correas.]

VI.	Committees of the Board of Directors

a) Joint Audit Committee (CNV / B.C.R.A.)

The Joint Audit Committee of BBVA Argentina shall be responsible for assisting the Board of Directors in monitoring the internal control environment and validating the existence and improvement of controls covering the Bank's main risks, financial statements, external auditors, directors' fees, transactions with related parties and conflicts of interest.

It has internal regulations that regulate its purpose, composition, operation and responsibilities. Said regulations have been approved by the Board of Directors at its meeting dated June 29, 2021.

Composition:

The Audit Committee shall be composed of at least three (3) Regular Members who are members of the Entity's Board of Directors, with the participation of the top responsible officer of Internal Audit. The members shall operate as a collegiate body and shall be appointed by the Board of Directors by simple majority vote. The Director of Legal Services shall act as Secretary of the Committee.

The appointed members shall remain in office for a minimum term of two (2) years and a maximum of six (6) years (provided that their term as Director does not expire earlier), taking into account that the term of office should not coincide, so that the Committee is always composed of an executive with experience in the matter. The term of office may be renewed on an unlimited basis as long as the Director is independent in accordance with BCRA rules.

The composition of the Committee must comply with the independence criteria established by the Argentine Securities Commission ("CNV"), the New York and Stock Exchange ("NYSE") and the Argentine Central Bank ("BCRA").

The appointment of the members of the Committee, as well as any modification in its composition, whether due to resignation, leave of absence, incorporation or substitution of its members, or any other cause, once considered by the Board of Directors, must be communicated by the Entity to the BCRA, CNV and NYSE within the terms established in the regulations in force.

The directors who are members of the Audit Committee shall have knowledge of business, financial or accounting matters, and one of them must comply with the requirements of accounting expert established in Communication "A" 6552 of the BCRA.

Duties:

It shall meet at least once a month and, additionally, whenever its members deem it convenient.

The Committee may operate with the members present or communicated among themselves by video teleconference or by any other means of simultaneous transmission of sound, images and speech. For the purpose of determining the quorum, the directors present and those participating remotely through the technological means specified above shall be counted.

In order to hold a valid meeting, the quorum required shall be at least two members of the Audit Committee. In all cases, decisions shall be adopted by a simple majority of the members present, and the dissenting opinion shall be recorded.

The head of Internal Audit participates in the meetings and deliberations of the Committee with voice but without vote.

The main functions are:

1. Internal Control Environment and Financial Statements:

1.	Monitor the proper functioning of internal controls and the preparation and publication of the administrative-accounting system.
2.	Ensure the consistency and integrity of all documentation that is published in the market.
3.	Review and approve the annual work program and the reports issued by the Entity's internal audit area, as well as its degree of compliance, ensuring that it has adequate resources to perform its duties and functions in the Entity.
4.	Evaluate the observations on the internal control weaknesses found by the auditors and by the controlling bodies.
5.	Submit to the Board of Directors, at the time of publication of the year-end financial statements, a report on the status of the internal control system.
6.	Know and supervise the internal control environment and the controls covering the main risks to which the Bank is exposed.
7.	Hold meetings with the General Management area in order to be informed about the Bank's exposure to the relevant risks.
8.	Be informed of the results of the reports issued by the Supervisory Committee of the Bank and the different control committees established by the Argentine Central Bank in compliance with their duties.

2. Internal Audit:

In relation to the Internal Audit function:

1.	Propose to the Board of Directors the selection, appointment, re-election and dismissal of the top responsible officer of Internal Audit, based on the candidates pre-selected within the executive area by the Talent & Culture area.
2.	Supervise the independence, effectiveness and operation of Internal Audit.
3.	Analyze and establish the objectives of the top responsible officer of Internal Audit and evaluate his/her performance, submitting the proposal thereof on both matters to the Nomination and Remuneration Committee to ensure alignment with the compensation model applicable at all times to Senior Management, submitting the corresponding proposals to the Board of Directors.
4.	Ensure that the Internal Audit area has the material and human resources necessary for the effective performance of its functions, both in terms of personnel and material elements, systems, procedures and action manuals.
5.	Analyze and, as the case may be, approve the annual work plan of Internal Audit, as well as any other additional plans of an occasional or specific nature that may have to be implemented due to regulatory changes or the needs of the Bank's business organization.
6.	Receive monthly information from the top responsible officer of Internal Audit on the activities carried out by the Internal Audit area, as well as on any incidents and obstacles that may arise, and verify that Senior Management takes into account the conclusions and recommendations contained in its reports. Likewise, as often as circumstances may require, to monitor these plans, being allowed to delegate to its Chairman the performance of preparatory tasks to facilitate the work of the Committee. In the event of substantial deviations in the deadlines for the execution of the actions contemplated in the plans, or in the scope of the reviews, the causes thereof shall be explained to the Committee, submitting for its approval the modifications to be made to the Internal Audit plans. Notwithstanding the foregoing, the top responsible officer of Internal Audit shall also report to the full Board of Directors, as often as appropriate, on the activities carried out by the Internal Audit area.
7.	Be informed of the degree of compliance by the audited units with the corrective measures recommended by Internal Audit in previous actions, and report to the Board of Directors on those cases that may represent a relevant risk for the Bank.

The Committee shall be informed of the irregularities, anomalies or breaches that the Internal Audit area has detected in the course of its actions, provided that they are relevant, being understood as relevant those that may cause a significant and material impact or damage to the Bank's equity, results or reputation, the assessment of which shall be at the discretion of the Internal Audit area, which, in case of doubt, shall opt for communication. This communication shall be made, as soon as known, to the Chairman of the Committee.

3. External Audit:

1.	Give its opinion regarding the proposal of the Board of Directors for the appointment or revocation of the external auditors to be hired by the Bank and ensure their independence.
2.	Review the plans of the external auditors and evaluate their performance, and issue an opinion thereon in its Annual Management Report.
3.	Analyze the reasonableness of the fees billed by the external auditors.
4.	Request the external auditor to inform the Committee of any relevant fact that has a significant impact on the Entity’s equity, results, or reputation, or constitutes a relevant weakness in its internal controls.
5.	Provide the mechanisms so that the reports to be submitted by the external and internal auditors of the financial entities are submitted in due time and form.
6.	When shareholders representing at least 5% of the capital stock request the Bank to appoint an external auditor proposed by them for the performance of one or more specific tasks, the Audit Committee shall issue a prior opinion and shall inform the CNV.

4. Issuance and Stock Plans and Acquisition of Own Shares and Directors' Fees:

1.	Issue an opinion and make it public, on compliance with legal requirements and on the reasonableness of the conditions for the issuance of shares or securities convertible into shares, in cases of capital increase with exclusion or limitation of preemptive rights.
2.	Issue a report prior to any decision of the Board of Directors to acquire the Bank's own shares.
3.	Give an opinion on the reasonableness of the proposals made by the Board of Directors regarding fees and stock option plans of the Bank's directors and administrators.

5. Related Party Transactions and Conflicts of Interest:

1.	Ensure that transactions between related parties are carried out in accordance with the provisions of Law No. 26831, issuing a well-founded opinion regarding transactions with related parties in the cases established and specifically required.
2.	It shall immediately provide the market with full information on transactions in which there is or could be a conflict of interest with members of the corporate bodies or controlling shareholders.

6. Standards of Conduct:

1.	Investigate irregular behavior or behavior that may not be in accordance with applicable regulations or BBVA Argentina's Codes of Conduct.
2.	Review the Bank's standards of conduct, to ensure that they are adequately disseminated among all the Bank's personnel and verify compliance with such standards of conduct.

7. Action Plan and Relationship with Regulators:

1.	Submit annually, an action plan for the fiscal year, which shall be submitted to the Board of Directors and the Supervisory Committee within sixty (60) calendar days after the beginning of the fiscal year, in which it shall account for the treatment given during the fiscal year to the matters within its competence provided for in Article 18 of Chapter III of the CNV Rules.
2.	Maintain constant communication with the officers of the Superintendency of Financial and Exchange Entities responsible for the control of the Entity in order to know their concerns, the problems detected in the inspections carried out and the actions for their solution.

b) Nomination and Remuneration Committee

BBVA Argentina's Nomination and Remuneration Committee is a non-executive body whose purpose consists in assisting the Board on matters concerning the Bank’s remuneration and benefit policies. Furthermore, the Nomination and Remuneration Committee is the body entrusted with the establishment of the standards and procedures governing the recruitment and training of directors, key executives and senior personnel.

Composition:

BBVA Argentina's Nomination and Remuneration Committee shall be made up of three Non-Executive Directors to be designated by the Board in the same manner as the President. The Chief Legal Officer and Chief Talent & Culture Officer may be invited to attend the meetings of this committee. The Committee shall be presided over by an Independent Director. The Chief Legal Officer is the secretary of the Committee.

Each member of the Nomination and Remuneration Committee shall prove sufficient knowledge on and experience in Human Resources (HR), compensation policies and labor risk management.

Duties:

The Nomination and Remuneration Committee shall perform the following functions:

1.                    Permanent functions:

Board of Directors' Performance, Succession Plan, and Assessment

•	Evaluate the Board of Directors performance and renewal and replacement of members of the Senior Management.
•	Ensure application of a proper methodology for the evaluation of Senior Management.

Recruitment Criteria and Training

•	Identify potential candidates to fill positions at the Board of Directors to be proposed at the Annual Shareholders’ Meeting.
•	Approve recruitment criteria for senior management members.
•	Ensure the Training and Development of the members of the Board of Directors and senior management and other executives.
•	Suggest which members of the Board of Directors should comprise the several Board’ committees, based on their respective background.
•	Assess the convenience of the members of the Board of Directors and/or supervisory auditors performing functions at several Entities.

Remuneration, Retention, and Dismissal Policy

•	Keep the Board of Directors informed on the Entity's Remuneration policy, with a detail of union agreements or other general adjustments which may have an impact on the Bank’s salary structure.
•	Validate –on an annual basis- the characteristics of variable compensation models in force at the Bank.
•	Ensure a clear link between the performance of the Senior Management and their fixed or variable compensation, taking into account the risks undertaken and how they are managed.
•	Oversee that the variable portion of Senior Management’s compensation is tied to the medium and/or long-term performance of their members.
•	Review the competitive position of the Bank’s compensation and benefit policies and practices, and approve the respective changes. To such end, these policies shall embrace the Entity’s goals, culture and activities, and shall be mainly intended to reduce incentives to undertake excessive risks in the face of the structure of the employee’s incentive system.
•	Define and communicate key staff retention, promotion, dismissal and suspension policies.
•	Ensure that the Talent & Culture / HR policy does not embrace any form of discrimination.
•	Inform the guidelines to determine retirement plans for Board of Directors' and Senior Management's members.

Reporting to the Board of Directors and Shareholders' Meetings

•	Regularly report to the Board of Directors and Shareholders' Meeting on any actions undertaken and the issues discussed in the meetings.
•	Annually inform the Board of Directors the assessment guidelines that were followed to determine the compensation level of directors, senior positions and Senior Managers.
•	Ensure that the resumes of the Board of Directors’ and Senior Management’s members are available at the Entity’s website (indicating Directors’ term in office).
•	Intervene in cases of infringement to the General Anticorruption Policy involving members of the Board of Directors, except to the extent such cases involve members of this committee. This committee will coordinate the execution of the action plans required to deal with and address these situations. The actions taken in this regard are reported to the Board of Directors.
•	Intervene in cases of infringement to the General Conflicts of Interest Policy involving members of the Board of Directors, except to the extent such cases involve members of this committee. This committee will coordinate the execution of the action plans required to deal with and address these situations. The actions taken in this regard are reported to the Board of Directors.

Organization Chart

•	Learn about changes in the Entity's Organization Chart made from time to time by the Talent & Culture area.
•	The Board of Directors shall appoint the General Manager, following consultation with this Committee.
•	Notify the Board of Directors of the appointment of: (i) each area's Directors; (ii) Managers of central areas, and (iii) Territory Managers of the Commercial Department.

2.                    Non-permanent functions.

In addition to the permanent functions it is expected to discharge, the Nomination and Remuneration Committee may take care - within its areas of responsibility - of all such matters strengthening people management quality and reliability at BBVA Argentina.

Organization and Operation Rules:

The Nomination and Remuneration Committee shall meet every four months, and such meetings shall be either convened by the President or other member.

A quorum is attained with the presence of, at least, two of the committee's members, and resolutions will be adopted by majority of present members.

The Committee may convene individuals within the Bank that perform tasks related to the Committee’s functions, and may seek such external advice, through the Board of Directors, as deemed necessary to form an opinion on the matters within its competence.

The President of the Committee, or any of its members, shall be available at the Annual Shareholders’ Meeting approving the Board of Directors’ compensation to explain the Bank's remuneration policy for Board of Directors' and Senior Management's members.

c) Other Committees

The composition and functions of the Committees that are listed below are governed by the Bank’s internal manuals and the applicable rules and regulations laid down by oversight agencies (BCRA, Financial Information Unit, CNV, among others).

1) Committee for the Prevention of Money Laundering and Terrorist Financing

This Committee is made up of: (i) BBVA Argentina’s Regular Director in his capacity as Regulatory Compliance Officer; (ii) Highest-Ranking Regulatory Compliance Officer; (iii) one Regular Director, (iv) the Officer responsible for Compliance Processes and (v) the Officer responsible for the Prevention of Money Laundering and Terrorist Financing Discipline.

Specifically, this Committee shall be in charge of:

•	Setting action plans and continuously reviewing their progress;
•	Filing reports with the competent authorities concerning the so-called “unusual or suspicious” transactions, or, either, disregarding them, when appropriate;
•	Evaluating the potential risk of asset laundering in the new products and/or services;
•	Reaching an agreement on actions for the analysis of suspicious transactions;
•	Raising awareness in their areas about the importance of preventing asset laundering and terrorist financing;
•	Identifying any relevant situation that may occur in this regard in their respective areas;
•	Undertaking the necessary commitments within its area to put in place prevention procedures, on a coordinated basis with the Officer Responsible for Prevention of Anti-Money Laundering.

2) Information Technology Committee

This Committee is made up of a member of the Board, the Chief Engineering & Data Officer, the Systems Manager, the Architecture, Infrastructure & IT Ops Manager, the Corporate Security Manager, the Business Process Engineering Manager, the Data Transformation and Engineering Manager, the Strategy and Control Manager, the Operations (Permanent Participants) Manager and the Level 3 (NIII) of Technology, Physical, Information and Data Security Risk Control Specialist (Secretary).

Specifically, this Committee shall be in charge of:

•	To monitor and evaluate the operation of the information technology management framework and contribute to the improvement of its effectiveness.
•	To monitor and evaluate the operation of the information security management framework and its effectiveness.
•	Oversee the definitions, prioritization and adherence to information technology and security plans.
•	Oversee the effectiveness of the business continuity management framework and mechanisms to ensure technology resilience.
•	Supervise the execution of corrective actions to regularize or minimize the observations arising from the audit reports on technology and information security aspects.
•	Monitor the results of the risk management framework related to technology and information security and verify that the mitigation plans are executed according to the defined schedules.
•	Oversee comprehensive cyber incident management and associated reporting.
•	Keep the Board of Directors informed of the issues discussed and the decisions taken.
•	This committee assumes the functions established in section 2.5 of the minimum operating requirements of the information systems - Information Technology area.

3) Disclosure Committee

The mission of this non-executive Committee will be enhancing the coordination between the several areas engaged in the development and disclosure of BBVA Argentina's public information, thus enhancing its consistency, while fostering the definition of preparation procedures as an additional control element. This Committee is composed of a Regular Director, the Chief Financial Officer, the Chief Risk Officer, the Chief Legal Officer, the Head of the Board of Directors’ Secretary’s Office, the Accounting Manager, the Investor Relations Manager, and the Associate of Investors and Rating Agencies.

The main functions of this committee are:

•	Developing coordination, review and criteria-setting activities in connection with all information to be disclosed by the Entity to its shareholders, the markets where the Bank’s shares are listed and such markets’ regulatory authorities, ensuring that: (i) the information required to be publicly disclosed (either directly or through the pertinent regulatory authorities) is registered, processed, summarized and reported in an accurate and timely fashion, and (ii) that such information is gathered and shared with managers and directors in due time and fashion to ensure timely decision-making based on the required information.
•	Coordinating with the several units responsible for the preparation and disclosure of information to ensure consistency and that the information has been generated by the pertinent internal area following the established procedures.
•	Reviewing and sharing the work done, together with the incumbent areas, to ensure disclosure by the Bank of all such information required by the several regulatory authorities and/or applicable laws. This Committee's functions do not replace the existing controls at the units responsible for preparing and publishing the information, but are rather a supplementary and additional review element.
•	Establishing the criteria to be applied in respect of the content and disclosure of documents. In order to ensure that the committee discharges its duties efficiently, it fosters the development of policies and procedures to ensure an appropriate public information preparation and disclosure process.

A quorum shall be attained with the absolute majority of the Committee’s members, and decisions shall be made by a majority of the present members. Such individuals having expertise on the issues to be discussed at the meetings may attend them as guests, and may sign the minutes; provided, however, that the presence of such individuals shall not be taken into account for attaining quorum and required majorities.

4) Risk Management Committee

This committee is the Entity’s uttermost risk management body. It comprises the Chief Risk Officer (Chairman), Risk Internal Control Manager, Risk Internal Control (Technical Division), Retail Risk and Process Transformation Manager, Wholesale Risk Manager, the Financial Risk and Reporting Manager (permanent participants); the CEO or General Manager, Commercial Director and/or Retail Coordination Manager and/or Business Coordination Manager, the Corporate & Investment Banking Director and/or the Global Transactional Banking Manager and/or Manager of Global Markets Argentina and the Business Development Director and/or Business Execution Manager (optional participants or to address specific issues); head of the area of the issue to be addressed, and Presenter (specific participants).

The main functions of this committee are:

•	Approve all transactions and Financial Programs for Customers or Economic Groups exceeding the powers vested in Risks Managements (Wholesale / Retail), Financial institutions and Issuer Risk, and any issues requiring approval from other areas (C&IB, GRMC, CTOG).
•	Approve individual and corporate customers’ refinance transactions, cancellations and charge-offs, as per the effective Delegation Rule.
•	Approve the operations of Non-Delegated Risks (risks related to media, public relevance, political parties, trade unions or companies related to the Bank or its officers).
•	Discuss the power delegation proposal which will then be submitted to the Board of Directors for approval.
•	Annually approve the Risk Management Specific Framework and periodically follow up on the changes in the metrics set in such framework.
•	Define and approve the strategies, manuals, policies, necessary practices and procedures to identify, evaluate, measure and manage the risks to which the entity is exposed (credit, market, structural, liquidity, operational risk, etc.).
•	Approve Credit Policies, rating tools and models, and campaigns of pre-approved loans or massive campaigns.
•	Approve the limits of Asset Allocation, Preferred Lenders Program (PLPs) and stress tests.
•	Call the Crisis Committee, if deemed necessary or at the request of the wholesale or retail follow-up Committee, and approve actions defined at such committee to mitigate risk alerts previously exposed by the related Follow-up Committees.
•	Report to the Board of Directors decisions taken on the approval of transactions and definition of risks policies and strategies.
•	Submit and analyze periodic management reports, which are then submitted to the Senior Management and the Board of Directors. These reports shall gather the main aspects of the management of all the risks of the Entity.
•	Approve, on a quarterly basis, the definition of priorities for Single Development Agenda (SDA) projects (Intra-domain refinement).
•	Monthly review actions as per the methodology set out in IFRS 9.

The Committee shall be presided of the Chairman (Chief Risk Officer) and shall have a Secretary (Head of Internal Control of Risks - Technical Division), who shall be in charge of, amongst other things, setting the agenda, preparing the Minutes for each subject submitted with the related decision taken. In case of absence of the Chairman, the Chief Executive Officer or General Manager shall act as such. In absence of the latter, the role shall be jointly taken over by two regular participants (including optional participants or participants for specific issues) in the following order: Wholesale Risk Manager, Retail Risk Manager, and Financial Risks and Reporting Manager.

The Committee shall meet twice a week. If an urgent meeting is necessary, it shall be called as an extraordinary meeting.

5) Corporate Assurance Committee

This Committee is comprised of the Chief Executive Officer as Chairman, members of the Management Committee as Regular Members, and the Committee’s Secretary is undertaken by the Non-financial Risk Manager.

The main functions of this committee are:

•	Communicating and watching over the effective operation of the control model, as well as the required culture of transparency and self-criticism.
•	Ensuring the implementation and preservation of the Corporate Assurance model across the entities comprising the BBVA Group.
•	Setting priorities as to control weaknesses identified by the specialized areas and Internal Audit and as to the suitability, relevance and timing of the proposed corrective measures.
•	Ensuring that specialists fulfill their responsibilities with transparency and self-criticism.
•	Being familiar with, assessing and assigning responsibilities for managing the risks submitted to its consideration.
•	Timely follow-up to the agreed-upon risk mitigation action plans.
•	Communicating the actions taken to specialists and Business Units.
•	Fostering knowledge on the Operational Risk Model, as well as the dissemination of related corporate policies.
•	Addressing and making decisions regarding Operational Risks, as required, due to the materiality or importance of the issues involved.
•	Ensuring the application of the Operational Risk Model and facilitating the adequate management of the operational risks associated to BBVA Argentina's activities.
•	Overseeing the adequate deployment of the model tools and methodology.
•	The Committee may take care of all such issues that enhance the quality and reliability of BBVA Argentina's and its affiliates’ internal controls.

The Committee shall hold ordinary and extraordinary meetings. Ordinary meetings shall be held every four months, following the required call by the Secretary. Extraordinary meetings shall be held when convened by the Secretary or at the request of one or more members of the Committee, when special circumstances so warrant.

6) Compliance Committee

This committee is composed of: (i) the top responsible officer of Compliance; (ii) the General Manager; (iii) the Chief Commercial Officer, (iv) the Chief Legal Officer, (v) the Chief Financial Officer, (vi) the Chief Risk Officer, and (vii) the Internal Audit Officer, who will attend meetings as observer with voice but no votes.

The main functions of this committee are:

•	Setting action plans and continuously reviewing their progress;
•	Contributing to preserve the Corporate Integrity of BBVA Argentina and Group companies in Argentina, ensuring the effective application of the Code of Conduct and the Rules of Conduct in the Capital Markets.

•	Encouraging and promoting a culture of ethics and integrity among members, encouraging the adoption of the necessary measures to resolve queries, concerns, suggestions regarding compliance with and application of the Code, as well as ethically questionable actions that may be brought to its attention.
•	Promoting and following up on the operation and effectiveness of the Whistleblower Channel. Reviewing the most representative cases.
•	Ensuring compliance with the provisions on the Protection of Financial Services Users, considering the claims submitted by users and adopting actions to reduce their repetition.
•	Assuming the necessary commitments and agreeing on actions to carry out the prevention systems, in coordination with the Head of Prevention of Money Laundering and Financing of Terrorism
•	Fostering action plans to train and raise awareness about the importance of being acquainted with matters concerning the scope of the Committee.

This Committee will meet on a monthly basis.

7) Assets and Liabilities Committee (ALCO)

This committee is composed of: (i) the Chief Executive Officer; (ii) the Chief Business Development Officer; (iii) the Chief Financial Officer; (iv) the Chief Risk Officer; (v) the Chief Commercial Officer; (vi) the Chief Corporate & Investment Banking Officer; (vii) the Financial Management Manager (Permanent Participants), (viii) the BBVA Research Director, and (ix) the Financial Risk and Reporting Manager (Guests).

The main functions of this committee are:

•	Follow-up to macroeconomic variables;
•	Analyzing and discussing the conditions of local and international financial markets, and their forecast and impact on the Bank’s structural risks;
•	Follow-up to and control over liquidity limits and alerts, rate, exchange position and market risk, both at an internal and regulatory levels;
•	Defining corrective measures, as necessary;
•	Reviewing historical changes in and projection of the financial position statement items, deviations from the budget, and comparison against the market and the competition;
•	Follow-up on the Bank’s excess liquidity, benchmarking and review of stress scenarios;
•	Establishing the funding strategy and the allocation of resources;
•	Defining the pricing policy and lending and borrowing products;
•	Follow-up on the changes to the Bank’s financial margin and its main deviations. Changes to business spreads. Analysis of the impact of management proposals;
•	Designing the investment and surplus strategy;
•	Defining the strategy of investment in Public Venture Capital;
•	Historical and projected changes to the Bank’s capital position and projected dividends and analysis of proposals leading to the efficient use of such capital;
•	Causing financial and other analysis to be done, as necessary, to optimize the performance of the above items;
•	The Finance area is responsible for analyzing and following up the proposals submitted to the committee through the applicable commissions;
•	Enforcement and implementation of contingency and liquidity plans;

•	Acting as Crisis committee in the event the Recovery Plan and/or the Resolution Plan needs to be triggered.

This Committee will meet on a monthly basis.

VII.	Banco BBVA Argentina S.A.'s subsidiaries and associates

The main subsidiaries and associates of BBVA Argentina are:

Subsidiaries:

a)	BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión: the corporate purpose of this mutual fund manager is to run and manage Mutual Funds in accordance with Section 3 of Law No. 24083, as subsequently amended by Law No. 26831.
b)	PSA Finance Argentina Compañía Financiera S.A. whose corporate purpose consists in financing the acquisition of new and second-hand Peugeot and Citroën vehicles through pledge loans, receivables from finance leases and other financial products and in supplying services associated with the purchase, maintenance and insurance of motor vehicles.
c)	Consolidar AFJP S.A. (undergoing liquidation proceedings): see Note 1.
d)	Volkswagen Financial Services Compañía Financiera S.A., a company engaged in providing pledge loans for the purchase of VW, Audi and Ducati new or second hand vehicles, credit through operating leases, and other financial products and services associated with the purchase, maintenance and insurance of vehicles.

Associates:

e)	Rombo Compañía Financiera S.A., whose corporate purpose is to finance the acquisition of new and second-hand Renault and Nissan vehicles through pledge loans, receivables from financial leases and other financial products and in supplying services associated with the purchase, maintenance and insurance of motor vehicles.
f)	BBVA Seguros Argentina S.A. This insurance carrier operates in the following lines of business: fire, comprehensive household insurance, civil liability, theft, personal accidents, group life insurance and other coverage.
VIII.	Network of branches and retail offices

Banco BBVA Argentina S.A. operates a network of 243 branches distributed as follows: City of Buenos Aires: 79 branches; Greater Buenos Aires: 82 branches and rest of the country: 82 branches.

IX.  Business lines

The most relevant business lines are: Retail Banking, whose strategy relies on building a comprehensive relationship with customers and strengthening the credit card segment; Small and medium companies, which aims at aiding companies through both short- and long-term financing and Corporate Banking, an area concerned with Foreign Trade transactions as much as with advice in mergers and acquisitions and in capital market transactions.

X.    Economic incentives for the personnel

Banco BBVA Argentina S.A. applies a policy of rewards to attract and retain the proper individuals for each position, based on the following principles:

-	Acknowledgement and compensation based on individual performance, work team, results obtained and their quality, as well as the skills and competences applied by individuals to their work.
-	Ensuring internal fairness through structure analysis, descriptions of positions and remunerations.
-	Ensuring external competitiveness by updating the information with the benchmark market.
-	Rewarding the contribution of tangible results.

The rewards system includes compensations paid to employees as consideration for their contribution to the organization in terms of time, role and results, and it involves a fixed as well as a variable remuneration system.

In order to comply with such principles, the Entity has implemented the following tools within the remuneration processes:

-	Salary surveys into the benchmark market: the position adopted within the survey is defined in accordance with the Bank’s needs and strategy for each period. This benchmark market is made up of a number of companies that have similar organizational structures and business sizes.
-	Salary categories/brackets: these are designed on the basis of the internal structure of the positions and the information derived from market salary surveys. These brackets represent salary ranges grouping positions that rank similarly in terms of responsibility, experience, knowledge, etc.

Also, BBVA Argentina uses performance evaluations as a key tool to compensate the effort and results of each employee. At the end of each fiscal year, each person in charge evaluates the goals of their team members to obtain an individual assessment of their performance for the year. Such assessment has four types of goals: Quantitative, Customer, Tactical and Other Goals.

The result of the assessment reflects the level of contribution by each member of the team, which is the basis to assess the right to collect the rewards defined.

Classification is the process whereby the manager carries out a global assessment of each team member to evaluate the performance of their current position. The results of such assessment are used to apply certain Human Resources policies.

In turn, projection is the process whereby a manager assesses the capabilities of each team member to perform higher level functions inside BBVA Argentina. This assessment shall be based on experience, knowledge, skills, and the commitment of the team member.

Each employee has access to various rewards based on their work position and the results of their performance evaluation. The goal is to encourage and reward the achievement of results. The models currently in force are:

-	Network rewards model: It consists of four quarterly payments and one payment of annual indicators. Payment is related to the attainment of the goals assigned to each individual, for each period. Each position has a set of goals, and each goal has a certain weight.
-	Reward model for Central Areas, Channels and Network support: It consists of a yearly variable payment assigned to each employee by the supervisor, taking into consideration their performance evaluation and the position's reference reward. Additionally, variables related to the attainment of the Entity's goals are considered, based on the criteria adopted and the degree of compliance with the budget. These factors may have an impact on the defined variable reward.

-	Commissions reward model: The value of the commission depends on the unit value of each product based on its contribution to the Entity's profit and loss account. The criteria to be applied for rewards through commissions are reviewed annually. They are paid monthly in arrears.
-	Share-based incentives reward model: An incentive program for executives whose professional activities have a material impact on the Entity’s risk profile, based on the delivery of shares of the controlling company. The number of units to be assigned is determined taking as a reference the level of responsibility of each beneficiary within the Bank. The number of shares to be actually delivered shall depend on the employee's individual performance ratio.

Executives included in that group receive at least 50% of the annual variable reward for each year in shares of the controlling entity. The payment, both in cash and shares, shall be distributed as follows: 60% of their rewards during the first quarter of the year and the remaining 40%, 3 years after the first payment date of the variable reward.

Shares delivered to this group of employees, which are part of their annual variable reward for the year, cannot be disposed of during the 6 months immediately following delivery. The unavailability regime applies to the net amount of the shares, that is to say, discounting the portion necessary for the employee to pay taxes on the shares received. This shares unavailability regime also applies in the event of termination of the employment contract or the contract of a director with BBVA Argentina for any cause, except in the case of death and all degrees of disability for labor purposes. After the unavailability period, BBVA Argentina's employees that are part of the “Colectivo Sujeto” group may freely transfer their shares.

In addition to achieving the goals set forth for such incentive, the beneficiary shall remain active in the Entity as of the settlement date, he/she should be entitled to receive regular variable rewards for that fiscal year, and should have not been subject to penalties for serious noncompliance with the code of conduct and other internal regulations.

XI.  Code of conduct

The Entity has a Code of Conduct binding on all employees and officers of BBVA Argentina.

The Code of Conduct defines the ethical behavior that the Board of BBVA Argentina considers applicable to the businesses and activities conducted by BBVA Argentina and the group companies in Argentina; builds the foundations thereof and lays down the guidelines required for corporate integrity to be outwardly expressed in: (i) relationships with customers, employees, officers, suppliers, and third parties; (ii) acting in the various markets as issuers or operators; (iii) individual actions by employees and officers; and (iv) establishing specific bodies and functions endowed with the responsibility of enforcing the Code and fostering the actions necessary to effectively safeguard corporate integrity as a whole.

XII.Conflict of interest

On November 24, 2020, the Board of Directors approved the General Conflicts of Interest Policy at BBVA Argentina and other affiliates in Argentina.

The Policy contains the following principal guidelines: (i) it determines the scope of application; (ii) it sets forth the general principles, (iii) it identifies conflicts of interest; and establishes the measures for preventing and handling conflicts of interest; (iv) it regulates the conflicts of interest of members of the management board; and (v) it provides the model of government and supervision of this Policy.

In addition, Section 12 “Standards for discharging directorship duties” of the Code of Corporate Governance regulates, among other matters, transactions between Directors and the Bank or other Group companies.

Basically, it mandates that any Director involved shall not be in attendance when the relevant corporate bodies, in which he/she sits, are in session to discuss the matters in which he/she might have a direct or indirect interest or which might affect persons related to him/her in the terms defined by the laws.

It also prescribes that the Director involved shall refrain from entering, either directly or indirectly, into personal, professional, or commercial transactions with the Bank or companies of its group, other than ordinary banking transactions, unless these transactions are subject to a procurement process that ensures transparency, with competing bids, and on an arm’s length basis.

XIII.        Diversity and inclusion

On September 4, 2020, the Argentine Central Bank (“BCRA”) issued Communication “A” 7100, incorporating gender equality criteria to its "Corporate Governance Guidelines for Financial Institutions" as best corporate practice for the composition of financial institutions' governance bodies.

Within the “General Considerations” section of the "Corporate Governance Guidelines for Financial Institutions,” the Argentine Central Bank incorporated the following concepts: (i) gender equality, as a “guideline that seeks to achieve equal participation of men and women in decision-making roles at the workplace and to ensure the right to equal opportunities and non-discrimination based on gender;” and (ii) managing with gender equality, such as “developing gender-equality conditions though policies and affirmative actions.”

As stated in Communication, a good corporate governance practice is ensuring that entities' boards of directors are made up considering gender equality, to foster discussion and enrich the decision-making on strategies, policies and risks assumed.

Furthermore, the communication recommends that financial institutions: (i) select and, where necessary, replace their main executives and have an appropriate succession plan in place so that candidates meet the eligibility requirements to run the Entity, taking into account gender equality; and (ii) approve, watch and review the design and operation of their personnel's compensation plan and, if applicable, their personnel's incentive plans, according to applicable laws and considering gender equality, ensuring that they are implemented accordingly.

Besides, the boards of directors of financial institutions will be tasked with new functions, such as: (i) approving recruitment policies that foster inclusive and diverse workplaces in terms of gender, geographical origin, age, ethnics, professional experience, family composition, and caring responsibilities, in designating both senior management members and the rest of the entity's personnel; (ii) approving gender and gender violence education and training policies; and (iii) fostering mechanisms to manage with gender equality, creating, where necessary, a dedicated area, based on equal opportunities and non-discrimination on the basis of gender, applicable to the several stages of the entity's development.

In this respect, on November 24, 2020, the Board of Directors approved the General Diversity and Inclusion Policy. The policy seeks to establish guidelines that instill a culture of respect for diversity and inclusion, ensuring equal opportunities and contributing to foster a more open culture, based on respect and richness from diverse talents. All who are part of BBVA Argentina are personally responsible for following the procedures established in this policy to ensure diversity, inclusion and non-discrimination in their actions, and for reporting any discriminatory practice. Some of the principles enshrined by this policy include:

1.	Recognizing and appraising diversity at BBVA Argentina as part of its purpose of “bringing the opportunities of this new era to everyone.”
2.	Affording a decent, respectful and equal treatment to all our employees, whether direct and indirect, without regard to their age, ethnics, sex, religion, disability, gender, financial condition, political affiliation, etc., recognizing freedom of speech and equal rights and embracing inclusion.
3.	Favoring inclusion through the full recognition and exercise of people's rights and equality.
4.	Considering diversity in all our actions, crosscutting all our decisions as members of BBVA Argentina, for employees as well as for customers and suppliers.
5.	Appreciating contributions from diverse perspectives, facilitating and encouraging people's development and professional growth.
6.	Facilitating team's balance in terms of work, family and leisure time, fostering actions framed under the Work Better & Enjoy Life umbrella.

7.	Using appropriate language and behaviors at all times without jokes or comments that may be detrimental to people based on their age, ethnics, sex, religion, disability, gender, financial condition, political affiliation, etc.

The Group organizes online training courses and talks on diversity and inclusion addressed to all employees to raise awareness on gender equality and non-discrimination.

53. Subsequent events

No events or transactions have occurred between year-end and the date of these consolidated financial statements which may significantly affect the Entity's financial position or results of operations as of December 31, 2023.

54. Accounting principles – Explanation added for translations into English

These consolidated financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (Translation of Financial statements originally issued in Spanish - See Note 54)

		HOLDING				POSITION
			Fair value level	Accounting balance	Accounting balance
Account	Identification	Fair value				Position with no options	Options	Final position
				12.31.23	12.31.22
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government Securities - In pesos

Treasury Bills adjusted by CER. Maturity 01-18-2024	9221	205,177	1	205,177	-	205,177	-	205,177
Argentine Treasury Bonds in pesos adjusted by Cer 4%. Maturity 10-14-2024	9179	179,040	1	179,040	-	179,040	-	179,040
Argentine Treasury Bonds in pesos at 16%. Maturity 10-17-2023	5319	-	2	-	21,758,711	-	-	-
Treasury Bills adjusted by CER. Maturity 02-17-2023	9111	-	1	-	1,237,150	-	-	-

Subtotal Government Securities - In pesos		384,217		384,217	22,995,861	384,217	-	384,217

Government Securities - In foreign currency

Argentine Bond in dual currency. Maturity 06-30-2024	9230	216,222,852	1	216,222,852	-	216,222,852	(426,095)	215,796,757
Argentine Bond in dual currency. Maturity 02-28-2024	9156	7,269,735	1	7,269,735	-	7,269,735	-	7,269,735
GD30 Bond Foreign Law USC Step Up. Maturity 07-09-2030	81086	28,433	1	28,433	-	28,433	-	28,433
AL30 Bond Local Law US$ Step Up. Maturity 07-09-2030	5921	27,336	1	27,336	-	27,336	-	27,336
Argentine Bond in dual currency. Maturity 07-31-2023	9146	-	1	-	10,961,484	-	-	-

Subtotal Government Securities - In foreign currency		223,548,356		223,548,356	10,961,484	223,548,356	(426,095)	223,122,261

BCRA Bills - In pesos

BCRA Liquidity Bills in pesos. Maturity 01-12-2023	13930	-	2	-	45,513,297	-	-	-

Subtotal BCRA Bills - In pesos		-		-	45,513,297	-	-	-

Private Securities - In pesos

Corporate bond New San S.A. Series 18 in Pesos Private BADLAR + 300 bps. Maturity 10-17-2024	57449	263,784	3	263,784	0	263,784	-	263,784
Corporate bond New San S.A. Series 19 in Pesos Monetary policy rate Maturity. 10-17-2024	57450	234,746	3	234,746	0	234,746	-	234,746
Corporate bond Toyota Cia Financiera Series 32 in Pesos. Maturity 02-09-2025	57287	179	3	179	0	179	-	179

Subtotal Private Securities - In pesos		498,709		498,709	-	498,709	-	498,709

Private Securities - In foreign currency

Corporate bond Central Puerto Series A in US$. Maturity 03-14-2026	57363	1,651,592	2	1,651,592	0	1,651,592	-	1,651,592

Subtotal Private Securities - In foreign currency		1,651,592		1,651,592	-	1,651,592	-	1,651,592

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		226,082,874		226,082,874	79,470,642	226,082,874	(426,095)	225,656,779

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

		HOLDING				POSITION
		Fair value	Fair value level	Accounting balance	Accounting balance	Position with no options		Final position
Account	Identification						Options
				12.31.23	12.31.22
OTHER DEBT SECURITIES
MEASURED AT FAIR VALUE THROUGH OCI
Local:
Government Securities - In pesos
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity 12-13-2024	9200	218,925,057	1	218,925,057	-	218,925,057	(494,268)	218,430,789
Treasury Bonds in pesos adjusted by Cer 4%. Maturity 10-14-2024	9179	194,471,116	1	194,471,116	-	194,471,116	(438,405)	194,032,711
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity 02-14-2025	9180	56,074,420	1	56,074,420	-	56,074,420	(105,801)	55,968,619
Treasury Bonds in pesos adjusted by 1.55% CER. Maturity 07-26-2024	5405	51,382,569	1	51,382,569	79,834,269	51,382,569	-	51,382,569
Treasury Bonds in pesos adjusted by 3.75% CER. Maturity 04-14-2024	9178	791,192	1	791,192	-	791,192	(1,125)	790,067
Treasury Bonds in pesos adjusted by 1.50% CER. Maturity 03-25-2024	5493	166,382	1	166,382	77,406,739	166,382	-	166,382
Argentine Treasury Bonds in pesos adjusted by Cer 2%. Maturity 11-09-2026	5925	33,984	1	33,984	25,733,504	33,984	-	33,984
Treasury Bonds in pesos adjusted by 1.45% CER. Maturity 08-13-2023	5497	-	2	-	64,755,218	-	-	-
Treasury Bills adjusted by CER. Maturity 05-19-2023	9127	-	1	-	41,147,674	-	-	-
Treasury Bills at discount. ARS. Maturity 03-31-2023	9164	-	2	-	28,272,875	-	-	-
Treasury Bonds in pesos adjusted by 1.40% CER. Maturity 03-25-2023	5492/81012	-	1	-	27,186,318	-	-	-
Treasury Bills at discount. ARS. Maturity 04-28-2023	9142	-	2	-	24,896,271	-	-	-
Treasury Bills adjusted by CER. Maturity 06-16-2023	9152	-	1	-	15,154,084	-	-	-
Treasury Bills at discount. ARS. Maturity 05-31-2023	9171	-	2	-	4,552,030	-	-	-
Treasury Bills adjusted by CER. Maturity 04-21-2023	9118	-	1	-	2,075,455	-	-	-

Subtotal Government Securities - In pesos		521,844,720		521,844,720	391,014,437	521,844,720	(1,039,599)	520,805,121

Government Securities - In foreign currency

Dollar-linked Argentine Treasury Bond. 0.40%. Maturity 04-30-2024	9120	29,721	1	29,721	-	29,721	-	29,721
Dollar-linked Argentine Treasury Bonds. Maturity 04-28-2023	5928	-	1	-	835,190	-	-	-

Subtotal Government Securities - In foreign currency		29,721		29,721	835,190	29,721	-	29,721

BCRA Bills - In pesos

BCRA Liquidity Bills in pesos. Maturity 01-11-2024	14085	55,990,918	2	55,990,918	-	55,990,918	-	55,990,918
BCRA Liquidity Bills in pesos. Maturity 01-09-2024	14084	4,444,215	2	4,444,215	-	4,444,215	-	4,444,215
BCRA Liquidity Bills in pesos. Maturity 01-02-2024	14077	49,863	2	49,863	-	49,863	-	49,863
BCRA Liquidity Bills in pesos. Maturity 01-26-2023	13934	-	2	-	516,342,664	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-03-2023	13927	-	2	-	185,356,395	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-05-2023	13928	-	2	-	184,805,499	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-10-2023	13929	-	2	-	152,318,435	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-17-2023	13931	-	2	-	150,203,008	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-12-2023	13930	-	2	-	136,539,892	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-19-2023	13932	-	2	-	134,601,157	-	-	-

Subtotal BCRA Bills - In pesos		60,484,996		60,484,996	1,460,167,050	60,484,996	-	60,484,996

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (Translation of Financial statements originally issued in Spanish - See Note 54)

		HOLDING				POSITION
			Fair value level	Accounting balance	Accounting balance	Position with no options
Account	Identification	Fair value					Options	Final position
				12.31.23	12.31.22

OTHER DEBT SECURITIES(Continued)

BCRA Bills - In foreign currency

Local BCRA Bills in USD. Maturity 11-16-2024	12089	44,709,127	2	44,709,127	-	44,709,127	-	44,709,127
Local BCRA Bills in USD. Maturity 11-20-2024	12090	16,978,149	2	16,978,149	-	16,978,149	-	16,978,149
Local BCRA Bills in USD. Maturity 11-23-2024	12093	6,467,866	2	6,467,866	-	6,467,866	-	6,467,866
Local BCRA Bills in USD. Maturity 11-27-2024	12095	1,616,967	2	1,616,967	-	1,616,967	-	1,616,967
Local BCRA Bills in USD. Maturity 10-03-2023	11815	-	2	-	1,654,764	-	-	-
Local BCRA Bills in USD. Maturity 10-04-2023	11816	-	2	-	1,654,764	-	-	-
Local BCRA Bills in USD. Maturity 09-29-2023	11808	-	2	-	1,654,764	-	-	-
Local BCRA Bills in USD. Maturity 10-05-2023	11817	-	2	-	1,103,176	-	-	-
Local BCRA Bills in USD. Maturity 09-23-2023	11804	-	2	-	551,587	-	-	-

Subtotal BCRA Bills - In foreign currency		69,772,109		69,772,109	6,619,055	69,772,109	-	69,772,109

Private Securities - In pesos

Corporate Bond Arcor Series 17 adjusted by UVA. Maturity 10-20-2025	55692	3,836,170	3	3,836,170	1,919,543	3,836,170	-	3,836,170
Corporate Bond New San S.A. in Pesos Private BADLAR + 440 bps. Maturity 02-14-2024	56847	225,822	3	225,822	-	225,822	-	225,822
Corporate Bond Bco. de Serv. Financieros Series 22 in Pesos at Floating rate. Maturity 03-03-2024	56886	216,530	3	216,530	-	216,530	-	216,530
Corporate Bond Petroquímica Com. Rivadavia S.A. in Pesos at Floating Rate. Maturity 08-15-2024	56855	172,734	3	172,734	-	172,734	-	172,734
Corporate Bond New San S.A. in Pesos Private BADLAR + 575 bps. Maturity 05-19-2024	57044	152,317	3	152,317	-	152,317	-	152,317
Corporate Bond Refi Pampa Series 2 adjusted by UVA. Maturity 05-06-2025	56123	87,204	3	87,204	105,526	87,204	-	87,204

Subtotal Private Securities - In pesos		4,690,777		4,690,777	2,025,069	4,690,777	-	4,690,777

Private Securities - In foreign currency

Corporate Bond Pampa Energia S.A. Series 18 in USD. Maturity 09-08-2025	57326	1,602,518	2	1,602,518	-	1,602,518	-	1,602,518
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 07-14-2028	57194	1,338,658	2	1,338,658	-	1,338,658	-	1,338,658
Corporate Bond Vista Energy Series 20 USD. Maturity 07-20-2025	57081	1,326,772	2	1,326,772	-	1,326,772	-	1,326,772
Corporate Bond Luz De Tres Picos 4 USD. Maturity 09-29-2026	56467	347	2	347	1,731,557	347	-	347
Corporate bond Petroquimica Comodoro Rivadavia Series O in USD. Maturity 09-22-2027	57379	118	2	118	-	118	-	118
Corporate Bond Petroquímica Comodoro Rivadavia Series H USD. Maturity 12-17-2024	55849	-	2	-	589,815	-	-	-
Corporate Bond Vista Energy Series 13 USD. Maturity 08-08-2024	56207	-	2	-	4,213,672	-	-	-
Corporate Bond Vista Energy Series 15 USD. Maturity 01-21-2025	56637	-	2	-	2,755,540	-	-	-
Dollar-linked Corporate Bond Molinos Agro SA. Maturity 05-18-2023	55364	-	2	-	277,783	-	-	-

Subtotal Private Securities - In foreign currency		4,268,413		4,268,413	9,568,367	4,268,413	-	4,268,413

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH OCI		661,090,736		661,090,736	1,870,229,168	661,090,736	(1,039,599)	660,051,137

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (Translation of Financial statements originally issued in Spanish - See Note 54)

		HOLDING				POSITION
	Identification	Fair value	Fair value level	Accounting balance	Accounting balance	Position with no options	Options	Final position
Account
				12.31.23	12.31.22

OTHER DEBT SECURITIES(Continued)

MEASURED AT AMORTIZED COST

Government Securities - In pesos

Argentine Treasury Bonds in pesos. Maturity 08-23-2025	9196	49,560,876	2	49,502,692	-	49,502,692	-	49,502,692
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	9132	32,289,635	2	32,406,871	100,997,240	32,406,871	-	32,406,871
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	9166	15,316,803	2	14,771,877	37,662,724	14,771,877	-	14,771,877

Subtotal Government Securities - In pesos		97,167,314		96,681,440	138,659,964	96,681,440	-	96,681,440

TOTAL DEBT SECURITIES AT AMORTIZED COST		97,167,314		96,681,440	138,659,964	96,681,440	-	96,681,440

TOTAL OTHER DEBT SECURITIES		758,258,050		757,772,176	2,008,889,132	757,772,176	(1,039,599)	756,732,577

EQUITY INSTRUMENTS

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Private Securities - In pesos

BYMA- Bolsas y Mercados Argentina Share		2,169,288	1	2,169,288	1,741,880	2,169,288	-	2,169,288
Banco de Valores de Bs. As. Share		1,056,648	1	1,056,648	991,886	1,056,648	-	1,056,648

Subtotal Private Securities - In pesos		3,225,936		3,225,936	2,733,766	3,225,936	-	3,225,936

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS		3,225,936		3,225,936	2,733,766	3,225,936	-	3,225,936

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Private Securities - In pesos

Other		1,552,778	3	1,552,778	676	1,552,778	-	1,552,778

Subtotal Private Securities - In pesos		1,552,778		1,552,778	676	1,552,778	-	1,552,778

Foreign:
Private Securities - In foreign currency

Other		432,216	2	432,216	187,625	432,216	-	432,216

Subtotal Private Securities - In foreign currency		432,216		432,216	187,625	432,216	-	432,216

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH OCI		1,984,994		1,984,994	188,301	1,984,994	-	1,984,994

TOTAL EQUITY INSTRUMENTS		5,210,930		5,210,930	2,922,067	5,210,930	-	5,210,930

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (Translation of Financial statements originally issued in Spanish - See Note 54)

Account	12.31.23	12.31.22

COMMERCIAL PORTFOLIO

Normal performance	901,927,628	797,919,157
Preferred collaterals and counter-guarantees “A”	4,764,144	5,636,180
Preferred collaterals and counter-guarantees “B”	4,969,137	8,688,611
No preferred guarantees or counter guarantees	892,194,347	783,594,366

With special follow-up	295,227	2,391,108

Under observation	295,227	—
Preferred collaterals and counter-guarantees “B”	295,227	—

Under negotiation or refinancing agreements	—	2,391,108
Preferred collaterals and counter-guarantees “B”	—	402,221
No preferred guarantees or counter guarantees	—	1,988,887

Troubled	2,802,295	3,425,349
No preferred guarantees or counter guarantees	2,802,295	3,425,349

With high risk of insolvency	25,569	443,464
No preferred guarantees or counter guarantees	25,569	443,464

Uncollectible	32,691	85,173
No preferred guarantees or counter guarantees	32,691	85,173

TOTAL	905,083,410	804,264,251

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (Translation of Financial statements originally issued in Spanish - See Note 54)

Account	12.31.23	12.31.22

CONSUMER AND HOUSING PORTFOLIO

Normal performance	1,193,059,141	1,527,621,788
Preferred collaterals and counter-guarantees “A”	404,129	515,679
Preferred collaterals and counter-guarantees “B”	98,031,798	174,469,679
No preferred guarantees or counter guarantees	1,094,623,214	1,352,636,430

Low risk	13,219,095	18,245,895
Preferred collaterals and counter-guarantees “B”	793,014	1,738,174
No preferred guarantees or counter guarantees	12,426,081	16,507,721

Low risk - with special follow-up	468,023	577,349
No preferred guarantees or counter guarantees	468,023	577,349

Medium risk	12,941,133	12,376,332
Preferred collaterals and counter-guarantees “A”	76	159
Preferred collaterals and counter-guarantees “B”	203,596	514,492
No preferred guarantees or counter guarantees	12,737,461	11,861,681

High risk	9,837,653	8,708,516
Preferred collaterals and counter-guarantees “B”	207,838	622,874
No preferred guarantees or counter guarantees	9,629,815	8,085,642

Uncollectible	1,837,914	1,817,480
Preferred collaterals and counter-guarantees “A”	-	13,397
Preferred collaterals and counter-guarantees “B”	439,835	759,759
No preferred guarantees or counter guarantees	1,398,079	1,044,324

TOTAL	1,231,362,959	1,569,347,360

TOTAL GENERAL	2,136,446,369	2,373,611,611

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

Translation of Financial statements originally issued in Spanish - See Note 54)

	12.31.23		12.31.22
	Debt balance	% over total portfolio	Debt balance	% over total portfolio
Number of customers

10 largest customers	242,661,656	11.36%	168,250,715	7.09%
50 following largest customers	243,501,801	11.40%	265,770,722	11.20%
100 following largest customers	171,688,942	8.04%	170,853,065	7.20%
All other customers	1,478,593,970	69.20%	1,768,737,109	74.51%

TOTAL	2,136,446,369	100.00%	2,373,611,611	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54) (1)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL

Non-financial Government sector	-	48,601	66,916	18,112	25,548	51,096	80,902	291,175

Financial Sector	-	8,451,768	896,386	3,804,100	16,661,039	5,264,664	11,105,217	46,183,174

Non-financial Private Sector and Residents Abroad	22,642,303	916,885,054	372,000,824	348,101,849	295,041,870	205,048,712	338,084,242	2,497,804,854

TOTAL	22,642,303	925,385,423	372,964,126	351,924,061	311,728,457	210,364,472	349,270,361	2,544,279,203

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (Translation of Financial statements originally issued in Spanish - See Note 54) (1)

		Terms remaining to maturity
	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL

Non-financial Government sector	-	4,356	-	-	-	-	-	4,356

B.C.R.A.	-	28,132	-	-	-	-	-	28,132

Financial Sector	-	2,370,259	3,772,488	6,200,376	3,531,463	14,318,243	5,630,494	35,823,323

Non-financial Private Sector and Residents Abroad	21,907,679	1,132,615,139	374,381,511	278,196,421	232,971,610	235,766,841	427,496,695	2,703,335,896

TOTAL	21,907,679	1,135,017,886	378,153,999	284,396,797	236,503,073	250,085,084	433,127,189	2,739,191,707

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT F

PROPERTY AND EQUIPMENT

CONSOLIDATED WITH SUBSIDIARIES

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

					Impairment		Depreciation
	Original Value at the beginning of the year	Total estimated useful life in years
							Accumulated as of 12.31.22				Residual value as of 12.31.23
Account			Additions	Derecognitions	Loss	Reversals		Derecognition	For the year	At year-end

Property and equipment

Real property	250,457,251	50	7,237,139	4,047,487	797,137	1,115,683	29,949,055	3,921,995	5,430,127	31,457,187	222,508,262

Furniture and facilities	79,875,253	10	6,823,323	3,845,808	-	-	40,111,404	3,839,926	8,240,702	44,512,180	38,340,588

Machinery and equipment	21,564,142	5	4,856,805	10,355,720	-	-	11,852,022	10,355,720	6,682,721	8,179,023	7,886,204

Vehicles	2,128,239	5	538,173	155,402	-	-	1,256,186	127,053	319,413	1,448,546	1,062,464

Right of use of leased property	43,134,100	10	9,478,874	3,501,450	-	-	24,899,086	2,530,022	2,401,985	24,771,049	24,340,475

Construction in progress	10,183,431	-	4,339,376	10,443,032	-	-	-	-	-	-	4,079,775

Total Property and equipment	407,342,416		33,273,690	32,348,899	797,137	1,115,683	108,067,753	20,774,716	23,074,948	110,367,985	298,217,768

PROPERTY AND EQUIPMENT

CONSOLIDATED WITH SUBSIDIARIES

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (Translation of Financial statements originally issued in Spanish - See Note 54)

						Impairment	Depreciation
	Original Value at the beginning of the year	Total estimated useful life in years
Account							Accumulated as of 12.31.21					Residual value as of 12.31.22
			Transfer	Additions	Derecognitions	Loss		Transfer	Derecognition	For the year	At year-end

Property and equipment

Real property	251,274,349	50	(11,218,254)	13,274,105	681,396	2,191,553	25,787,639	(852,230)	681,400	5,695,046	29,949,055	220,508,196

Furniture and facilities	76,868,344	10	-	5,285,188	2,278,279	-	34,387,046	-	2,278,279	8,002,637	40,111,404	39,763,849

Machinery and equipment	31,632,714	5	-	5,800,014	15,868,586	-	18,953,524	-	15,868,594	8,767,092	11,852,022	9,712,120

Vehicles	1,651,357	5	-	513,018	36,136	-	1,075,490	-	49,424	230,120	1,256,186	872,053

Right of use of leased property	40,221,233	10	-	5,481,451	2,568,584	-	19,361,921	-	749,122	6,286,287	24,899,086	18,235,014

Construction in progress	6,805,011	-	-	3,378,420	-	-	-	-	-	-	-	10,183,431

Total Property and equipment	408,453,008		(11,218,254)	33,732,196	21,432,981	2,191,553	99,565,620	(852,230)	19,626,819	28,981,182	108,067,753	299,274,663

EXHIBIT F

(Continued)

INVESTMENT PROPERTY

CONSOLIDATED WITH SUBSIDIARIES

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

			Impairment	Depreciation
	Original Value at the beginning of the year	Total estimated useful life in years
				Accumulated as of 12.31.22			Residual value as of 12.31.23
Account			Loss		For the year	At year-end

Leased property	63,383,556	50	238,314	3,093,466	1,042,897	4,136,363	59,008,879

Other investment property	1,390,160	10	-	216,080	30,095	246,175	1,143,985

Total investment property	64,773,716		238,314	3,309,546	1,072,992	4,382,538	60,152,864

INVESTMENT PROPERTY

CONSOLIDATED WITH SUBSIDIARIES

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (Translation of Financial statements originally issued in Spanish - See Note 54)

					Depreciation
	Original Value at the beginning of the year	Total estimated useful life in years
					Accumulated as of 12.31.21				Residual value as of 12.31.22
Account			Transfer	Additions		Transfer	For the year	At year-end

Leased property	17,108,613	50	11,218,254	35,056,689	1,328,347	852,230	912,889	3,093,466	60,290,090

Other investment property	1,390,160	10	-	-	185,984	-	30,096	216,080	1,174,080

Total investment property	18,498,773		11,218,254	35,056,689	1,514,331	852,230	942,985	3,309,546	61,464,170

EXHIBIT G

INTANGIBLE ASSETS

CONSOLIDATED WITH SUBSIDIARIES

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (Translation of Financial statements originally issued in Spanish - See Note 54)

					Amortization
	Original Value at the beginning of the year	Total estimated useful life in years
					Accumulated as of 12.31.22				Residual value as of 12.31.23
Account			Additions	Derecognitions		Derecognition	For the year	At year-end

Own systems development expenses	36,890,044	5	8,804,083	3,919,986	6,940,402	2,031,095	3,727,340	8,636,647	33,137,494

Total Intangible Assets	36,890,044		8,804,083	3,919,986	6,940,402	2,031,095	3,727,340	8,636,647	33,137,494

INTANGIBLE ASSETS

CONSOLIDATED WITH SUBSIDIARIES

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (Translation of Financial statements originally issued in Spanish - See Note 54)

					Amortization
	Original Value at the beginning of the year	Total estimated useful life in years
					Accumulated as of 12.31.21				Residual value as of 12.31.22
Account			Additions	Derecognitions		Derecognition	For the year	At year-end

Own systems development expenses	28,495,777	5	17,369,505	8,975,238	6,199,731	1,308,367	2,049,038	6,940,402	29,949,642

Total Intangible Assets	28,495,777		17,369,505	8,975,238	6,199,731	1,308,367	2,049,038	6,940,402	29,949,642

EXHIBIT H

DEPOSITS CONCENTRATION

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (Translation of Financial statements originally issued in Spanish - See Note 54)

	12.31.23		12.31.22
	Debt balance	% over total portfolio	Debt balance	% over Debt portfolio
Number of customers

10 largest customers	550,858,950	15.14%	304,614,921	7.45%

50 following largest customers	392,517,039	10.79%	439,358,749	10.74%

100 following largest customers	186,621,640	5.13%	166,445,085	4.07%

All other customers	2,509,309,031	68.94%	3,180,893,681	77.74%

TOTAL	3,639,306,660	100.00%	4,091,312,436	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (Translation of Financial statements originally issued in Spanish - See Note 54) (1)

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24	TOTAL
						months

Deposits	3,392,664,440	284,188,892	94,987,611	2,273,011	289,344	-	3,774,403,298
Non-financial Government sector	34,022,421	128,909	-	-	-	-	34,151,330
Financial Sector	2,573,134	-	-	-	-	-	2,573,134
Non-financial Private Sector and Residents Abroad	3,356,068,885	284,059,983	94,987,611	2,273,011	289,344	-	3,737,678,834
Liabilities at fair value through profit or loss	10,330,335	-	-	-	-	-	10,330,335
Derivative instruments	2,145,218	-	-	-	-	-	2,145,218
Other financial liabilities	444,173,235	836,094	1,196,097	2,234,222	3,417,457	18,682,425	470,539,530
Financing received from the BCRA and other financial institutions	21,326,373	3,117,108	4,217,809	13,515,864	8,008,073	9,365	50,194,592
Corporate bonds issued	-	-	-	15,702,299	-	-	15,702,299

TOTAL	3,870,639,601	288,142,094	100,401,517	33,725,396	11,714,874	18,691,790	4,323,315,272

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (Translation of Financial statements originally issued in Spanish - See Note 54) (1)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24	TOTAL
						months

Deposits	3,515,940,493	327,162,489	329,496,700	4,208,765	241,878	-	4,177,050,325
Non-financial Government sector	29,901,568	420,326	-	-	-	-	30,321,894
Financial Sector	1,058,808	-	-	-	-	-	1,058,808
Non-financial Private Sector and Residents Abroad	3,484,980,117	326,742,163	329,496,700	4,208,765	241,878	-	4,145,669,623
Derivative instruments	1,041,154	-	-	-	-	-	1,041,154
Other financial liabilities	363,956,611	872,652	1,161,158	1,854,157	3,258,388	15,163,485	386,266,451
Financing received from the BCRA and other financial institutions	43,264,465	4,921,713	12,102,413	7,329,484	6,888,318	550,136	75,056,529
Corporate bonds issued	-	595,356	-	-	-	-	595,356

TOTAL	3,924,202,723	333,552,210	342,760,271	13,392,406	10,388,584	15,713,621	4,640,009,815

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (Translation of Financial statements originally issued in Spanish - See Note 54)

					Decreases
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary (loss) generated by provisions	Balances as of 12.31.23

	INCLUDED IN LIABILITIES
	- Provisions for contingent commitments	8,389,890	4,849,781	(1)(3)	-	-	(7,267,301)	5,972,370

	- For administrative, disciplinary and criminal penalties	15,570	-		-	-	(10,570)	5,000

	- Provisions for termination plans	1,413,835	477,840		-	-	(1,121,574)	770,101

	- Other	17,177,861	16,012,415	(2)(4)	104,110	4,908,103	(14,201,771)	13,976,292

	TOTAL PROVISIONS	26,997,156	21,340,036		104,110	4,908,103	(22,601,216)	20,723,763

(1)	Set up in compliance with the provisions of Communication “A” 6868 of the BCRA.
(2)	Set up to cover contingent events not considered in other items (civil, commercial, labor lawsuits and other).
(3)	Includes an increase of 114,526 for exchange differences in foreign currency for contingent commitments
(4)	It includes a decrease of 7,429 corresponding to the subsidiary Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation) registered in Administrative expenses and the subsidiary BBVA Asset Management Argentina S.A.U.

PROVISIONS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (Translation of Financial statements originally issued in Spanish - See Note 54)

					Decreases
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary (loss) generated by provisions	Balances as of 12.31.22

	INCLUDED IN LIABILITIES
	- Provisions for contingent commitments	5,178,233	6,367,666	(1)(4)	-	-	(3,156,009)	8,389,890

	- For administrative, disciplinary and criminal penalties	30,331	-		-	-	(14,761)	15,570

	- Provisions for reorganization	8,149,225	7,391,880	(3)	709,547	11,531,927	(3,299,631)	-

	- Provisions for termination plans	1,596,649	698,306		-	-	(881,120)	1,413,835

	- Other	19,094,579	12,109,537	(2)(5)	5,444	2,641,073	(11,379,738)	17,177,861

	TOTAL PROVISIONS	34,049,017	26,567,389		714,991	14,173,000	(18,731,259)	26,997,156

(1)	Set up in compliance with the provisions of Communication “A” 6868 of the BCRA.
(2)	Set up to cover contingent events not considered in other items (civil, commercial, labor lawsuits and other).
(3)	See Note 23 to the consolidated financial statements.
(4)	Includes an increase of 8,296 for exchange differences in foreign currency for contingent commitments.
(5)	It includes a decrease of 1,492 corresponding to the subsidiary Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation).

EXHIBIT P

CATEGORIES OF CONSOLIDATED FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (Translation of Financial statements originally issued in Spanish - See Note 54)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	727,271,193	-	-	-	-	-
Financial institutions and correspondents	415,678,677	-	-	-	-	-
Debt securities at fair value through profit or loss	-	-	226,082,874	223,932,573	1,651,592	498,709
Derivative instruments	-	-	10,001,900	-	10,001,900	-
Repo transactions
Argentine Central Bank (BCRA)	1,202,421,795	-	-	-	-	-
Other financial assets	91,790,954	-	741,812	741,812	-	-
Loans and other financing
Non-financial Government sector	145,208	-	-	-	-	-
Other financial institutions	16,432,085	-	-	-	-	-
Non-financial Private Sector and Residents Abroad	2,004,341,674	-	-	-	-	-
Overdrafts	176,515,811	-	-	-	-	-
Instruments	466,296,707	-	-	-	-	-
Mortgage loans	79,404,563	-	-	-	-	-
Pledge loans	44,335,196	-	-	-	-	-
Consumer loans	151,819,857	-	-	-	-	-
Credit cards	702,657,639	-	-	-	-	-
Finance leases	12,719,733	-	-	-	-	-
Other	370,592,168	-	-	-	-	-
Other debt securities	96,681,440	661,090,736	-	521,874,440	134,525,519	4,690,777
Financial assets pledged as collateral	124,914,314	136,720,428	-	133,507,058	3,213,370	-
Investments in equity instruments	-	1,984,994	3,225,936	3,225,936	432,216	1,552,778
TOTAL FINANCIAL ASSETS	4,679,677,340	799,796,158	240,052,522	883,281,819	149,824,597	6,742,264

EXHIBIT P

(Continued)

CATEGORIES OF CONSOLIDATED FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (Translation of Financial statements originally issued in Spanish - See Note 54)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits
Non-financial Government sector	34,033,530	-	-	-	-	-
Financial Sector	2,573,134	-	-	-	-	-
Non-financial Private Sector and Residents Abroad
Checking accounts	913,661,955	-	-	-	-	-
Savings accounts	1,720,155,659	-	-	-	-	-
Time deposits and investments	942,049,744	-	-	-	-	-
Other	26,832,638	-	-	-	-	-
Liabilities at fair value through profit or loss	-	-	10,330,335	-	10,330,335	-
Derivative instruments	-	-	2,145,218	-	2,145,218	-
Repo transactions
Other financial liabilities	448,258,450	-	-	-	-	-
Financing received from the BCRA and other financial institutions	28,189,967	-	-	-	-	-
Corporate bonds issued	12,816,710	-	-	-	-	-
TOTAL FINANCIAL LIABILITIES	4,128,571,787	-	12,475,553	-	12,475,553	-

EXHIBIT P

CATEGORIES OF CONSOLIDATED FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	365,764,558	-	-	-	-	-
Financial institutions and correspondents	556,625,853	-	-	-	-	-
Other	281,050	-	-	-	-	-
Debt securities at fair value through profit or loss	-	-	79,470,642	12,198,634	67,272,008	-
Derivative instruments	-	-	7,063,310	-	7,063,310	-
Repo transactions
Argentine Central Bank (BCRA)	163,689,844	-	-	-	-	-
Other financial assets	91,174,464	-	12,227,984	12,227,984	-	-
Loans and other financing
Non-financial Government sector	4,356	-	-	-	-	-
B.C.R.A.	28,132	-	-	-	-	-
Other financial institutions	13,903,746	-	-	-	-	-
Non-financial Private Sector and Residents Abroad	2,284,195,700	-	-	-	-	-
Overdrafts	196,021,914	-	-	-	-	-
Instruments	366,489,941	-	-	-	-	-
Mortgage loans	119,922,367	-	-	-	-	-
Pledge loans	76,942,252	-	-	-	-	-
Consumer loans	222,107,654	-	-	-	-	-
Credit cards	854,924,949	-	-	-	-	-
Finance leases	19,892,649	-	-	-	-	-
Other	427,893,974	-	-	-	-	-
Other debt securities	138,659,964	1,870,229,168	-	163,805,460	1,704,398,639	2,025,069
Financial assets pledged as collateral	91,851,261	52,003,019	-	50,408,241	1,594,778	-
Investments in equity instruments	-	188,301	2,733,766	2,733,766	188,301	-
TOTAL FINANCIAL ASSETS	3,706,178,928	1,922,420,488	101,495,702	241,374,085	1,780,517,036	2,025,069

EXHIBIT P

(Continued)

CATEGORIES OF CONSOLIDATED FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits
Non-financial Government sector	30,144,496	-	-	-	-	-
Financial Sector	1,058,807	-	-	-	-	-
Non-financial Private Sector and Residents Abroad
Checking accounts	789,303,857	-	-	-	-	-
Savings accounts	1,554,031,357	-	-	-	-	-
Time deposits and investments	1,683,828,064	-	-	-	-	-
Other	32,945,855	-	-	-	-	-
Derivative instruments	-	-	1,041,154	-	1,041,154	-
Repo transactions
Other financial liabilities	368,805,430	-	-	-	-	-
Financing received from the BCRA and other financial institutions	61,886,118	-	-	-	-	-
Corporate bonds issued	595,354	-	-	-	-	-
TOTAL FINANCIAL LIABILITIES	4,522,599,338	-	1,041,154	-	1,041,154	-

EXHIBIT Q

BREAKDOWN OF PROFIT OR LOSS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (Translation of Financial statements originally issued in Spanish - See Note 54)

Items	Net Financial Income/(Expense)
	Statutory measurement
	12.31.23	12.31.22
Due to measurement of financial assets at fair value through profit or loss
Income/(loss) from government securities	(52,246,889)	33,256,761
Income from private securities	4,050,230	4,782,694
Income/(loss) from financial derivative instruments
Forward transactions	23,533,993	4,646,318
Interest rate swaps	(177,777)	314,816
Options	(522,183)	(107,924)
Income from other financial assets	1,373,985	61,172
Income from sale or write-off of financial assets at fair value	-	13,666,592
Due to measurement of financial liabilities at fair value through profit or loss
Income/(loss) from other financial liabilities	171	(16,442)
TOTAL	(23,988,470)	56,603,987
Interest and adjustments due to application of effective interest rate of financial assets measured at amortized cost	Financial Income/(Expense)
	12.31.23	12.31.22
Interest income
Cash and deposits in banks	2,350,832	1,710,489
Government securities	42,559,543	44,303,243
Loans and other financing	1,641,350,506	1,058,086,251
To the financial sector	6,405,275	7,770,983
To the non-financial private sector
Overdrafts	175,982,067	89,584,141
Instruments	332,571,766	123,306,207
Mortgage loans	6,461,673	9,474,404
Pledge loans	36,795,436	33,043,342
Consumer loans	130,268,098	99,886,476
Credit cards	280,546,581	194,999,904
Finance leases	9,455,935	6,140,145
Other	662,863,675	493,880,649
Repo transactions	388,218,226	99,209,289
Argentine Central Bank (BCRA)	387,654,578	99,015,567
Other financial institutions	563,648	193,722
TOTAL	2,074,479,107	1,203,309,272
Interest expense
Deposits	(1,525,069,597)	(873,526,985)
Checking accounts	(311,542,572)	(123,516,353)
Savings accounts	(7,156,496)	(4,995,724)
Time deposits and investments	(1,206,357,367)	(744,995,529)
Other	(13,162)	(19,379)
Financing received from the BCRA and other financial institutions	(25,305,718)	(27,087,785)
Repo transactions	(24,987)	(83,678)
Other financial institutions	(24,987)	(83,678)
Other financial liabilities	(4,614,829)	(2,097,053)
TOTAL	(1,555,015,131)	(902,795,501)

EXHIBIT Q

(Continued)

BREAKDOWN OF PROFIT OR LOSS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (Translation of Financial statements originally issued in Spanish - See Note 54)

Interest and adjustments due to application of effective interest rate of financial assets at fair value through OCI	Income for the year		OCI
	12.31.23	12.31.22	12.31.23	12.31.22
Private debt securities	3,463,339	2,064,035	3,750,709	369,707
Government debt securities	1,106,004,210	754,457,922	295,303,105	(40,146,960)
TOTAL	1,109,467,549	756,521,957	299,053,814	(39,777,253)
Commission income	Income for the year
	12.31.23	12.31.22
Linked to obligations	84,330,593	105,117,264
Linked to loans	25,720,503	20,710,903
Linked to loan commitments and financial guarantees	512,915	11,067
Linked to securities	6,693,634	2,826,789
Linked to cards	117,069,255	103,133,791
Linked to insurance	9,635,209	10,964,732
Linked to foreign trade and exchange transactions	10,834,946	10,966,990
TOTAL	254,797,055	253,731,536
Commission expenses	Income/(loss) for the year
	12.31.23	12.31.22
Linked to transactions with securities	(67,420)	(48,894)
Linked to foreign trade and exchange transactions	(18,507,530)	(3,068,814)
Other	(97,266,756)	(105,053,950)
TOTAL	(115,841,706)	(108,171,658)

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (Translation of Financial statements originally issued in Spanish - See Note 54)

			ECL of remaining life of the financial asset
Accounts	Balances as of 12.31.22	ECL for the following 12 months	FI with significant increase of credit risk	FI with credit impairment	Monetary gain (loss) generated by allowances	Balances as of 12.31.23

Other financial assets	1,438,804	513,555	-	687,200	(1,220,615)	1,418,944

Loans and other financing	65,051,809	12,550,926	4,846,940	30,023,998	(67,052,096)	45,421,577
Other financial institutions	725,747	2,363,297	381,633	(2,494)	(2,487,542)	980,641
Non-financial Private Sector and Residents Abroad	64,326,062	10,187,629	4,465,307	30,026,492	(64,564,554)	44,440,936
Overdrafts	3,246,275	1,356,943	899,852	1,045,942	(3,114,102)	3,434,910
Instruments	2,376,366	4,300,881	319,125	481,210	(3,632,912)	3,844,670
Mortgage loans	5,340,989	229,456	1,029,254	2,266,653	(5,558,785)	3,307,567
Pledge loans	2,376,174	192,135	42,513	(99,328)	(1,847,548)	663,946
Consumer loans	12,764,465	1,440,012	1,254,698	9,516,323	(15,314,721)	9,660,777
Credit cards	31,438,695	4,526,241	539,977	13,571,199	(30,970,384)	19,105,728
Finance leases	604,321	181,234	115,009	196,767	(621,940)	475,391
Other	6,178,777	(2,039,273)	264,879	3,047,726	(3,504,162)	3,947,947

Other debt securities	99,921	103,724	-	-	(105,617)	98,028

Contingent commitments	8,389,890	4,438,401	241,177	170,203	(7,267,301)	5,972,370

TOTAL ALLOWANCES	74,980,424	17,606,606	5,088,117	30,881,401	(75,645,629)	52,910,919

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (Translation of Financial statements originally issued in Spanish - See Note 54)

			ECL of remaining life of the financial asset
Accounts	Balances as of 12.31.21	ECL for the following 12 months	FI with significant increase of credit risk	FI with credit impairment	Monetary gain (loss) generated by allowances	Balances as of 12.31.22

Other financial assets	1,747,338	389,416	-	351,446	(1,049,396)	1,438,804

Loans and other financing	82,818,946	9,636,979	9,172,562	3,969,994	(40,546,672)	65,051,809
Other financial institutions	252,693	579,427	571,427	(8,377)	(669,423)	725,747
Non-financial Private Sector and Residents Abroad	82,566,253	9,057,552	8,601,135	3,978,371	(39,877,249)	64,326,062
Overdrafts	1,951,484	1,627,569	651,617	1,034,736	(2,019,131)	3,246,275
Instruments	3,645,587	578,505	(65,211)	(49,962)	(1,732,553)	2,376,366
Mortgage loans	4,459,281	202,657	820,206	2,641,310	(2,782,465)	5,340,989
Pledge loans	3,447,975	(732,710)	54,365	944,354	(1,337,810)	2,376,174
Consumer loans	15,576,157	1,171,116	(53,064)	4,217,686	(8,147,430)	12,764,465
Credit cards	29,507,111	4,164,196	9,211,574	4,757,695	(16,201,881)	31,438,695
Finance leases	579,330	208,844	26,597	166,727	(377,177)	604,321
Other	23,399,328	1,837,375	(2,044,949)	(9,734,175)	(7,278,802)	6,178,777

Other debt securities	91,656	71,844	-	-	(63,579)	99,921

Contingent commitments	5,178,233	4,276,172	1,987,018	104,477	(3,156,010)	8,389,890

TOTAL ALLOWANCES	89,836,173	14,374,411	11,159,580	4,425,917	(44,815,657)	74,980,424

SEPARATE STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 40)

	Notes and Exhibits	12.31.23	12.31.22

ASSETS

Cash and deposits in banks	4 and P	1,141,811,692	921,360,521

Cash		727,271,188	365,764,542
Financial institutions and correspondents		414,540,504	555,314,929
B.C.R.A.		358,900,596	502,282,567
Other in the country and abroad		55,639,908	53,032,362
Other		-	281,050

Debt securities at fair value through profit or loss	5, A and P	225,903,834	79,470,642

Derivative instruments	6 and P	10,001,900	7,063,310

Repo transactions	7 and P	1,202,421,795	163,689,844

Other financial assets	8	89,956,670	87,095,702

Loans and other financing	9	1,892,503,669	2,123,409,867

Non-financial Government sector		145,208	4,356
B.C.R.A.		-	28,132
Other financial institutions		37,251,912	53,246,345
Non-financial Private Sector and Residents Abroad		1,855,106,549	2,070,131,034

Other debt securities	10, A and P	752,956,738	2,008,700,688

Financial assets pledged as collateral	11 and P	261,631,781	143,846,159

Investments in equity instruments	13, A and P	5,210,930	2,922,067

Investments in subsidiaries and associates	14	42,202,657	39,571,323

Property and equipment	15 and F	298,058,346	299,009,804

Intangible assets	16 and G	32,918,773	29,740,727

Other non-financial assets	17	103,509,614	89,609,459

Non-current assets held for sale	18	852,195	700,909

TOTAL ASSETS		6,059,940,594	5,996,191,022
Notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 40)

	Notes and Exhibits	12.31.23	12.31.22

LIABILITIES

Deposits	19, H and P	3,644,186,549	4,073,400,845

Non-financial Government sector		34,033,530	30,144,496
Financial Sector		15,113,032	1,894,898
Non-financial Private Sector and Residents Abroad		3,595,039,987	4,041,361,451

Liabilities at fair value through profit or loss	20	10,330,335	-
Derivative instruments	6 and P	2,145,218	1,041,154

Other financial liabilities	21 and P	443,747,921	363,440,550

Financing received from the BCRA and other financial institutions	22 and P	3,629,803	9,459,257

Current income tax liabilities	12.2	190,510,030	20,350,245

Provisions	J	20,594,038	26,548,927

Deferred income tax liabilities	12.3	23,416,180	20,837,953

Other non-financial liabilities	24	315,211,011	358,554,198

TOTAL LIABILITIES		4,653,771,085	4,873,633,129

EQUITY

Share capital	2	612,710	612,710
Non-capitalized contributions		6,744,974	6,744,974
Capital adjustments		410,521,467	410,521,467
Reserves		650,152,538	544,842,857
Retained earnings		-	33,635
Other accumulated comprehensive loss		173,595,922	(23,351,032)
Income for the year		164,541,898	183,153,282

TOTAL EQUITY		1,406,169,509	1,122,557,893

TOTAL LIABILITIES AND EQUITY		6,059,940,594	5,996,191,022

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 40)

	Notes and Exhibits	12.31.23	12.31.22

Interest income	26 and Q	3,090,202,565	1,895,546,898
Interest expense	27 and Q	(1,517,342,008)	(871,723,964)

Net interest income		1,572,860,557	1,023,822,934

Commission income	28 and Q	233,123,450	235,906,338
Commission expense	29 and Q	(118,010,445)	(107,237,559)

Net commission income		115,113,005	128,668,779

Net income/(loss) from measurement of financial instruments at fair value through profit or loss	30 y Q	(27,668,962)	51,798,242
Net income from write-down of assets at amortized cost and at fair value through OCI	31	40,590,622	902,916
Foreign exchange and gold gains	32	210,994,171	25,311,188
Other operating income	33	66,266,255	65,444,820
Loan loss allowance		(74,988,394)	(58,178,629)

Net operating income		1,903,167,254	1,237,770,250

Personnel benefits	34	(244,217,792)	(207,653,032)
Administrative expenses	35	(246,181,142)	(208,163,260)
Asset depreciation and impairment	36	(28,349,738)	(33,876,669)
Other operating expenses	37	(251,666,233)	(182,554,760)

Operating income		1,132,752,349	605,522,529

Income from associates and joint ventures		9,126,700	4,424,572
Loss on net monetary position		(848,268,946)	(419,665,460)

Income before income tax		293,610,103	190,281,641

Income tax	12.4	(129,068,205)	(7,128,359)

Net income for the year		164,541,898	183,153,282
Notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2022

EARNINGS PER SHARE

AS OF DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 40)

Accounts	12.31.23	12.31.22

Numerator:

Net income attributable to owners of the Parent	164,541,898	183,153,282
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	164,541,898	183,153,282

Denominator:

Weighted average of outstanding common shares for the year	612,710,079	612,710,079
Weighted average of outstanding common shares for the year adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in pesos)	268.5477	298.9232
Diluted earnings per share (stated in pesos) (1)	268.5477	298.9232

(1) As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

SEPARATE STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 40)

	Note	12.31.23	12.31.22

Net income for the year		164,541,898	183,153,282

Other comprehensive income components to be reclassified to income/(loss) for the year:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Share in Other Comprehensive Income from associates and joint ventures at equity method		675,261	339,444

		675,261	339,444

Profit or losses from financial instruments at fair value through OCI

Profit or losses from financial instruments at fair value through OCI		330,435,531	(38,803,237)
Reclassification adjustment for the year		(34,816,817)	(847,700)
Income tax	12.4	(100,730,775)	11,851,448

		194,887,939	(27,799,489)

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)

Income/(loss) for the year from equity instruments at fair value through OCI		1,383,754	(117,926)

		1,383,754	(117,926)

Total Other Comprehensive Income/(loss) for the year		196,946,954	(27,577,971)

Total Comprehensive Income		361,488,852	155,575,311
Notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 40)

	2023
	Share Capital	Non-capitalized contributions		Other Comprehensive Income		Reserves

Transactions	Outstanding Shares	Share premium	Adjustments to equity	Income/(loss) on financial instruments at fair value through OCI	Other	Legal	Other	Retained earnings	Total

Restated balances at the beginning of the year	612,710	6,744,974	410,521,467	(23,350,990)	(42)	230,132,048	314,710,809	183,186,917	1,122,557,893

Total comprehensive income for the year
- Net income for the year	-	-	-	-	-	-	-	164,541,898	164,541,898
- Other comprehensive income for the year	-	-	-	196,271,693	675,261	-	-	-	196,946,954

- Distribution of Unappropriated Retained Earnings as per Shareholders’ Resolution dated April 28, 2023 (Note 43 to the consolidated financial statements):
Legal reserve	-	-	-	-	-	36,637,383	-	(36,637,383)	-
Other	-	-	-	-	-	-	146,549,534	(146,549,534)	-

- Distribution of Dividends, as approved by the Shareholders’ Meeting held on April 28, the BCRA on May 31 and at the Board of Directors’ meeting held on June 7, 2023 (Note 43 to the consolidated financial statements):

Dividends in kind and in cash (1)	-	-	-	-	-	-	(77,877,236)	-	(77,877,236)

Balances at fiscal year end	612,710	6,744,974	410,521,467	172,920,703	675,219	266,769,431	383,383,107	164,541,898	1,406,169,509

(1) It represents $ 58.05 (in nominal values) per share.
Notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 40)

	2022
	Share Capital	Non-capitalized contributions		Other Comprehensive Income		Reserves

Transactions	Outstanding Shares	Share premium	Adjustments to equity	Income/(loss) on financial instruments at fair value through OCI	Other	Legal	Other	Retained earnings	Total

Restated balances at the beginning of the year	612,710	6,744,974	410,521,467	4,566,425	(339,486)	206,267,829	219,253,933	119,321,095	966,948,947

Impact of the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5 for Related Companies	-	-	-	-	-	-	-	33,635	33,635

Adjusted balance at the beginning of the year	612,710	6,744,974	410,521,467	4,566,425	(339,486)	206,267,829	219,253,933	119,354,730	966,982,582

Total comprehensive income for the year
- Net income for the year	-	-	-	-	-	-	-	183,153,282	183,153,282
- Other comprehensive income/(loss) for the year	-	-	-	(27,917,415)	339,444	-	-	-	(27,577,971)
									-
- Distribution of Unappropriated Retained Earnings as per Shareholders’ Resolution dated April 29, 2022 (Note 43 to the consolidated financial statements)
Legal reserve	-	-	-	-	-	23,864,219	-	(23,864,219)	-
Other	-	-	-	-	-	-	95,456,876	(95,456,876)	-

Balances at fiscal year end	612,710	6,744,974	410,521,467	(23,350,990)	(42)	230,132,048	314,710,809	183,186,917	1,122,557,893
Notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 40)

Accounts	12.31.23	12.31.22

Cash flows from operating activities

Income before income tax	293,610,103	190,281,641

Adjustment for total monetary income for the year	848,268,946	419,665,460

Adjustments to obtain cash flows from operating activities:	(437,282,406)	94,185,578

Depreciation and amortization	28,349,738	33,876,669
Loan loss allowance	74,988,394	58,178,629
Effect of foreign exchange changes on cash and cash equivalents	(572,473,746)	(3,630,892)
Loss for the sale of Prisma Medios de Pagos S.A.	-	(13,666,592)
Other adjustments	31,853,208	19,427,764

Net increases from operating assets:	(4,652,231,763)	(3,248,991,635)

Debt securities at fair value through profit or loss	(285,756,418)	(109,888,154)
Derivative instruments	(14,246,980)	5,408,418
Repo transactions	(1,531,744,781)	465,369,700
Loans and other financing	(2,078,568,489)	(1,330,621,895)
Non-financial Government sector	(494,923)	(4,135)
Other financial institutions	(27,775,282)	(16,525,353)
Non-financial Private Sector and Residents Abroad	(2,050,298,284)	(1,314,092,407)
Other debt securities	(200,489,308)	(2,110,698,149)
Financial assets pledged as collateral	(330,537,557)	(108,748,630)
Investments in equity instruments	(4,455,216)	1,841,177
Other assets	(206,433,014)	(61,654,102)

Net increases from operating liabilities:	4,528,805,649	2,877,882,946

Deposits	3,670,185,984	2,435,724,694
Non-financial Government sector	33,598,935	(7,747,686)
Financial Sector	25,557,112	1,189,935
Non-financial Private Sector and Residents Abroad	3,611,029,937	2,442,282,445
Liabilities at fair value through profit or loss	10,591,720	130,261
Derivative instruments	3,810,073	505,517
Repo transactions	36,596	-
Other liabilities	844,181,276	441,522,474

Income tax paid	(3,186,835)	(693,846)

Total cash flows generated by operating activities	577,983,694	332,330,144

SEPARATE STATEMENT OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 40)

Accounts	12.31.23	12.31.22

Cash flows from investing activities

Payments:	(44,002,663)	(87,846,522)

Purchase of property and equipment, intangible assets and other assets	(41,911,157)	(50,852,154)
Other payments related to investing activities	(2,091,506)	(36,994,368)

Collections:	8,827,227	11,047,616

Other collections related to investing activities	8,827,227	11,047,616

Total cash flows used in investing activities	(35,175,436)	(76,798,906)

Cash flows from financing activities

Payments:	(13,168,410)	(16,875,790)

Dividends	(278,328)	(8,024,881)
Argentine Central Bank (BCRA)	(156,045)	-
Financing from local financial institutions	(6,507,652)	(2,183,350)
Leases	(6,226,385)	(6,667,559)

Collections:	834,244	1,748,778

Argentine Central Bank (BCRA)	-	31,633
Other collections related to financing activities	834,244	1,717,145

Total cash flows used in financing activities	(12,334,166)	(15,127,012)

Effect of exchange rate changes on cash and cash equivalents	572,473,746	3,630,892
Effect of monetary income/(loss) of cash and cash equivalents	(882,496,667)	(645,288,919)

Total changes in cash flows	220,451,171	(401,253,801)
Restated cash and cash equivalents at the beginning of the year (Note 4)	921,360,521	1,322,614,322
Cash and cash equivalents at fiscal year-end (Note 4)	1,141,811,692	921,360,521

Notes and exhibits are an integral part of these separate financial statements.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

1. Basis for the preparation of separate financial statements

As mentioned in Note 2 to the consolidated financial statements, the Bank presents consolidated financial statements in accordance with the financial reporting framework set forth by the Argentine Central Bank (BCRA).

These financial statements of the Bank are supplementary to the consolidated financial statements mentioned above and are intended for the purposes of complying with legal and regulatory requirements.

2. Basis for the preparation of these financial statements and applicable accounting standards

These separate financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS, the following affect the preparation of these separate financial statements:

a)	Within the framework of the convergence process to IFRS established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to a global estimate made by the Entity, as of December 31, 2023 and 2022, its shareholders’ equity would have been reduced by 9,360,898 and 13,958,955, respectively.

b)	In March 2022, the transfer of the equity instruments corresponding to the remaining interest in Prisma Medios de Pago S.A. was made, which instruments were measured at fair value as set forth in Memorandum dated April 29, 2019 and March 22, 2021 received by the BCRA, and the income (loss) from their sale was recorded in the quarter ended March 31, 2022. Had the IFRS been applied in order to determine the fair value above mentioned, the income (loss) for the fiscal year ended December 31, 2022 would have changed. However, this situation did not generate differences as regards the shareholders’ equity value as of December 31, 2022.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS that have been currently approved and are applicable in the preparation of these separate financial statements in accordance with the IFRS as adopted by the BCRA as per Communication “A” 7411. In general, the BCRA does not allow the early application of any IFRS, unless otherwise specified.

Likewise, the BCRA by means of Communications "A" 6323 and 6324 established guidelines for the preparation and presentation of financial statements of financial entities as from fiscal years beginning on January 1, 2018, including additional information requirements as well as the information to be presented in the form of Exhibits.

To avoid duplication of information already provided, we refer to the consolidated financial statements regarding:

–	General information (Note 1 to the consolidated financial statements)

–	Figures stated in thousands of pesos (Note 2.1.2. to the consolidated financial statements)

–	Presentation of Statement of Financial Position (Note 2.1.3 to the consolidated financial statements)

–	Comparative information (Nota 2.1.4. to the consolidated financial statements)

–	Measuring unit (Nota 2.1.5. to the consolidated financial statements)
–	Summary of significant accounting policies (Note 2.3 to the consolidated financial statements), except for the measurement of ownership interests in subsidiaries
–	Accounting judgments, estimates and assumptions (Note 2.4. to the consolidated financial statements)
–	Regulatory changes introduced during this fiscal year y New pronouncements (Note 2.5. and 2.6. respectively, to the consolidated financial statements)
–	Transcription to the books (Nota 2.7. to the consolidated financial statements)
–	Provisions (Note 23 to the consolidated financial statements)
–	Share capital (Note 26 to the consolidated financial statements)
–	Fair values of financial instruments (Note 39 to the consolidated financial statements)
–	Segment reporting (Note 40 to the consolidated financial statements)
–	Related parties (Note 41 to the consolidated financial statements)
–	Financial instruments risks (Note 42 to the consolidated financial statements)
–	Restrictions to the distribution of earnings (Note 43 to the consolidated financial statements)
–	Banking deposits guarantee insurance system (Note 45 to the consolidated financial statements)
–	Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission (Note 47 to the consolidated financial statements)
–	Compliance with the provisions of the Argentine Securities Commission – Documentation (Note 48 to the consolidated financial statements)
–	Trust activities (Note 49 to the consolidated financial statements)
–	Mutual funds (Note 50 to the consolidated financial statements)

–	Penalties and administrative proceedings instituted by the BCRA (Note 51 to the consolidated financial statements)
–	Capital management and corporate governance transparency policy (Note 52 to the consolidated financial statements)
–	Subsequent events (Note 53 to the consolidated financial statements)

3. Significant accounting policies

Investments in subsidiaries

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity if it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Bank reassesses whether it has control when there are changes to one or more of the elements of control.

Ownership interests in subsidiaries are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank's share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the control, significant influence or joint control cease.

The financial statements as of December 31, 2023 of the subsidiaries BBVA Asset Management Argentina S.A.U. and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings) were adjusted considering the financial reporting framework set forth by the BCRA in order to present financial information in constant terms.

4. Cash and deposits in banks

Breakdown is as follows:

	12.31.23	12.31.22

Cash	727,271,188	365,764,542
BCRA - Current account	358,900,596	502,282,567
Balances with other local and foreign financial institutions	55,639,908	53,032,362
Cash and cash equivalents for spot purchases or sales to be settled	-	281,050

TOTAL	1,141,811,692	921,360,521

The balances of Cash and deposits in banks as of December 31, 2021 amounted to 1,322,614,322.

5. Debt securities at fair value through profit or loss

Breakdown is as follows:

	12.31.23	12.31.22

Government securities	223,753,533	33,957,345
Private securities - Corporate bonds	2,150,301	-
BCRA Liquidity Bills	-	45,513,297

TOTAL	225,903,834	79,470,642

A breakdown of this information is provided in Exhibit A.

6. Derivative instruments

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions and options. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	12.31.23	12.31.22

Debit balances linked to foreign currency forwards pending settlement in pesos	8,536,206	6,817,417
Income from put options taken (1)	1,465,694	153,156
Debit balances linked to interest rate swaps - floating rate for fixed	-	92,737

TOTAL	10,001,900	7,063,310

(1)	The Entity subscribed for options as set forth in Communication “A” 7546 issued by the BCRA.

Liabilities

	12.31.23	12.31.22

Credit balances linked to foreign currency forwards pending settlement in pesos	2,145,218	1,041,154

TOTAL	2,145,218	1,041,154

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps and put options taken are reported below:

	12.31.23	12.31.22

Foreign currency forwards

Foreign currency forward purchases - US$	169,836	1,165,119

Foreign currency forward sales - US$	119,093	1,217,856

Foreign currency forward sales - Euros	5,500	1,825

Interest rate swaps

Fixed rate for floating rate (1)	-	1,500,000

Put options

Put options taken (2)	142,183,107	4,685,000

(1)	Floating rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.
(2)	See Note 10.2.

7. Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	12.31.23	12.31.22

Amounts receivable for reverse repurchase transactions of BCRA Liquidity Bills with the BCRA (1)	1,202,421,795	163,689,844

TOTAL	1,202,421,795	163,689,844

(1)	As of December 31, 2023 and December 31, 2022, repurchase transactions involving BCRA liquidity bills fall due on January 2, 2024 and January 2, 2023, respectively.

Repurchase transactions

No repurchase transactions were accounted for as of December 31, 2023 and 2022.

8. Other financial assets

Breakdown is as follows:

	12.31.23	12.31.22

Measured at amortized cost

Other receivables	48,797,477	40,076,157
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (1)	40,474,563	33,628,764
Financial debtors from spot transactions pending settlement	921,900	14,228,177
Non-financial debtors from spot transactions pending settlement	874,585	273,352
Other	127,093	186,183

	91,195,618	88,392,633

Allowance for loan losses (Exhibit R)	(1,238,948)	(1,296,931)

TOTAL	89,956,670	87,095,702

(1)	On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice of the exercise of the put option and therefore initiated the procedure to sell 49% of the capital stock in the company Prisma Medios de Pago S.A.

On March 18, 2022, the transfer of all the remaining shareholding of the Bank in Prisma Medios de Pago S.A. was consummated for a price of US$ 40,038,122. Such amount will be paid as follows: (i) 30% in Pesos adjustable by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10% within a term of six years.

9. Loans and other financing

The Bank holds loans and other financing under a business model intended to collect contractual cash flows. Therefore, the Bank measures loans and other financing at amortized cost. Breakdown is as follows:

	12.31.23	12.31.22

Credit cards	702,657,639	854,924,949
Unsecured instruments	318,069,103	181,250,348
Overdrafts	176,515,811	196,021,914
Loans for the prefinancing and financing of exports	153,200,806	78,079,366
Consumer loans	151,461,024	221,439,467
Discounted instruments	145,212,037	182,199,444
Mortgage loans	79,404,563	119,922,367
Other financial institutions	41,049,276	56,051,940
Pledge loans	19,855,199	27,391,689
Receivables from finance leases	10,570,430	17,325,619
Loans to personnel	10,203,982	14,997,313
Instruments purchased	3,015,567	3,040,149
Non-financial government sector	145,208	4,356
BCRA	-	28,132
Other financing	128,919,643	235,837,892

	1,940,280,288	2,188,514,945

Allowance for loan losses (Exhibit R)	(47,776,619)	(65,105,078)

TOTAL	1,892,503,669	2,123,409,867

The Bank entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum collections to be received thereunder:

	12.31.23		12.31.22
Term	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments

Up to 1 year	8,911,796	2,520,658	9,953,296	4,053,264
From 1 to 2 years	8,200,581	2,578,986	9,840,093	4,956,322
From 2 to 3 years	6,786,874	3,081,354	7,917,097	4,797,536
From 3 to 4 years	3,661,321	2,194,714	4,666,061	3,306,834
From 4 to 5 years	311,979	194,718	297,302	211,663

TOTAL	27,872,551	10,570,430	32,673,849	17,325,619

Share capital		10,074,643		16,857,944
Interest accrued		495,787		467,675

TOTAL		10,570,430		17,325,619

The breakdown of loans and other financing according to credit performance as per the criteria set forth by the BCRA are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C to these separate financial statements. The reconciliation of the information included in those Exhibits to the carrying amounts is shown below:

	12.31.23	12.31.22

Total Exhibit B and C	2,053,354,102	2,255,950,132
Plus:
B.C.R.A.	-	28,132
Loans to personnel	10,203,982	14,997,313
Interest and other items accrued receivable from financial assets with credit value impairment	757,808	637,538

Less:
Allowance for loan losses (Exhibit R)	(47,776,619)	(65,105,078)
Adjustments for effective interest rate	(11,098,349)	(12,826,647)
Corporate bonds and other private securities	(9,391,406)	(11,781,061)
Loan commitments	(103,545,849)	(58,490,462)

Total Loans and other financing	1,892,503,669	2,123,409,867

Note 42.2 to the consolidated financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of December 31, 2023 and 2022, the Bank holds the loan commitments booked in off- balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	12.31.23	12.31.22

Secured loans	44,437,506	20,704,593
Liabilities related to foreign trade transactions	38,202,789	26,389,316
Overdrafts and receivables agreed not used	18,175,641	6,602,868
Guarantees granted	2,729,913	4,793,685

TOTAL	103,545,849	58,490,462

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Bank's credit risks policy.

10. Other debt securities

Breakdown is as follows:

10.1. Financial assets measured at amortized cost

	12.31.23	12.31.22

Argentine Treasury Bonds in pesos. Maturity 08-23-2025	49,502,692	-
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	32,406,871	100,997,240
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	14,771,877	37,662,724

TOTAL	96,681,440	138,659,964

10.2. Financial assets measured at fair value through OCI

	12.31.23	12.31.22

Government securities (1)	517,108,866	391,849,627
BCRA Local Bills	69,772,109	6,619,055
BCRA Liquidity Bills	60,435,133	1,459,978,606
Private securities - Corporate bonds	8,959,190	11,593,436

TOTAL	656,275,298	1,870,040,724

(1)	In March 2023, the Bank launched a voluntary debt swap under Section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
ARGENTINE TREASURY BILL IN PESOS AT DISCOUNT. MATURITY APRIL 28, 2023 (LEDES S28A3)	19,027,714,460
ARGENTINE TREASURY BILL IN PESOS ADJUSTED BY CER AT DISCOUNT. MATURITY MAY 19, 2023 (LECER X19Y3)	7,000,000,000
ARGENTINE TREASURY BILL IN PESOS AT DISCOUNT. MATURITY MAY 31, 2023 (LEDES S31Y3)	6,840,800,244
ARGENTINE TREASURY BILL IN PESOS AT DISCOUNT. MATURITY JUNE 30, 2023 (LEDES S30J3)	5,532,343,136

Received Securities
Species	Nominal values
ARGENTINE TREASURY BOND IN PESOS ADJUSTED BY CER 3.75%. MATURITY APRIL 14, 2024 (T3X4P)	13,237,176,685
ARGENTINE TREASURY BOND IN PESOS ADJUSTED BY CER 4%. MATURITY OCTOBER 14, 2024 (T4X4P)	17,649,568,913
ARGENTINE TREASURY BOND IN PESOS ADJUSTED BY CER 4.25%. MATURITY FEBRUARY 14, 2025 (T2X5P)	13,237,176,685

In June 2023, the Bank launched a new voluntary debt swap under Section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
ARGENTINE TREASURY BILL IN PESOS ADJUSTED BY CER AT DISCOUNT. MATURITY JUNE 16, 2023 (LECER X16J3)	2,159,998,000
ARGENTINE TREASURY BILL IN PESOS ADJUSTED BY CER AT DISCOUNT. MATURITY JULY 18, 2023 (LECER X18L3)	35,863,500,000
ARGENTINE TREASURY BONDS IN PESOS ADJUSTED BY CER 1.45%. MATURITY AUGUST 13, 2023 (T2X3)	3,622,490,577

Received Securities
Species	Nominal values
ARGENTINE TREASURY BOND IN PESOS ADJUSTED BY CER 4.25%. MATURITY DECEMBER 13, 2024 (T5X4P)	71,442,000,014

In addition, the Bank purchased put options from the BCRA. These options grant the Bank an opportunity to sell (put option) the underlying asset at a price determined by BCRA applicable regulations. In this transaction, options may be exercised up to the day prior to the maturity date of the underlying asset. As of December 31, 2023, their notional value stood at 142,183,107,297 (see Exhibits A and O).

11. Financial assets pledged as collateral

As of December 31, 2023 and 2022, the Bank pledged as collateral the following financial assets:

		12.31.23	12.31.22

Guarantee trust - Government securities at fair value through OCI	(1)	130,597,058	52,003,019
BCRA - Special guarantee accounts (Note 42.1)	(2)	96,926,260	43,180,603
Deposits as collateral	(3)	27,961,284	25,645,083
Guarantee trust - USD - Government and private securities at fair value through OCI	(4)	6,147,179	23,017,454

TOTAL		261,631,781	143,846,159
(1)	Set up as collateral to operate with Rosario Futuros Exchange (ROFEX), Bolsas y Mercados Argentinos S.A. (BYMA) and Mercado Abierto Electrónico S.A. (MAE) on foreign currency forward transactions and futures contracts. The trust is composed of Treasury Bonds in pesos adjusted by Cer due 2024, 2025 and 2026 (Species T2X4, T2X5 and TX26). As of December 31, 2022, the trust was composed of species TX23, T2X4, TX24, X19Y3 and X16J3.
(2)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad and leases.
(4)	The trust is composed of dollars in cash, Treasury Bonds (TV24D) and Private Securities (LUC40, PQCOO and PQCHO) as collateral for activities related to the transactions on MAE and BYMA as of December 31, 2023 and dollars in cash as of December 31, 2022.

12. Income tax

This tax should be booked using the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent allocation to income or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.

12.1. Current income tax assets

There is no balance for the period/year ended December 31, 2023 and 2022, respectively.

12.2. Current income tax liabilities

The composition of current income tax liabilities disclosed in the Separate Statement of Financial Position is as follows:

	12.31.23	12.31.22

Income tax provision	192,549,035	21,361,192
Advances	(1,974,981)	(954,174)
Collections and withholdings	(64,024)	(56,773)

	190,510,030	20,350,245

12.3. Deferred income tax

The composition and evolution of deferred income tax assets and liabilities is as follows:

Account		Changes recognized through		12.31.23
	As of 12.31.22	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	14,666,030	(2,335,689)	-	12,330,341	-
Provisions	39,282,173	(3,676,895)	-	35,605,278	-
Loans and cards commissions	3,802,371	(192,349)	-	3,610,022	-
Organizational expenses and others	(15,067,625)	(1,798,500)	-	-	(16,866,125)
Property and equipment and miscellaneous assets	(40,433,730)	(1,278,322)	-	-	(41,712,052)
Debt securities and investments in equity instruments	(29,668,176)	112,958,616	(100,730,775)	-	(17,440,335)
Tax inflation adjustment	6,580,870	(5,524,231)	-	1,056,639	-
Other	134	(82)	-	52	-

Balance	(20,837,953)	98,152,548	(100,730,775)	52,602,332	(76,018,512)

Offsettings				(52,602,332)	52,602,332

Net deferred liabilities				-	(23,416,180)

Account		Changes recognized through		As of 12.31.22
	As of 12.31.21	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	16,734,052	(2,068,022)	-	14,666,030	-
Provisions	24,659,461	14,622,712	-	39,282,173	-
Loans and cards commissions	3,080,597	721,774	-	3,802,371	-
Organizational expenses and others	(13,282,479)	(1,785,146)	-	-	(15,067,625)
Property and equipment and miscellaneous assets	(85,489,465)	45,055,735	-	-	(40,433,730)
Debt securities and investments in equity instruments	(14,811,146)	(26,708,478)	11,851,448	-	(29,668,176)
Derivatives	79,270	(79,270)	-	-	-
Tax inflation adjustment	19,228,622	(12,647,752)	-	6,580,870	-
Other	4,950	(4,816)	-	134	-

Balance	(49,796,138)	17,106,737	11,851,448	64,331,578	(85,169,531)

Net deferred liabilities				-	(20,837,953)

12.4. Income tax

Below are the main components of the income tax expense in the separate financial statements:

	12.31.23	12.31.22

Current income tax expense	(227,220,753)	(24,235,096)
Income/(loss) from deferred income tax	98,152,548	17,106,737

Income tax recognized through profit or loss	(129,068,205)	(7,128,359)

Income tax recognized through OCI	(100,730,775)	11,851,448

Total income tax	(229,798,980)	4,723,089

The Bank's effective tax rate calculated on the income tax recognized in the income statement for the fiscal year ended December 31, 2023 and 2022 was 44% and 4%, respectively.

The income tax expense for the fiscal year ended December 31, 2022 includes the effect of the claim filed before AFIP, as stated under “Inflation adjustment for tax purposes. Fiscal year 2021” Note 11.7. to the consolidated financial statements.

The income tax expense for the fiscal year ended December 31, 2023 includes recoveries from judgments for fiscal years 2013 and 2014, as stated under “Requests for refund. Fiscal years 2013, 2014 and 2015” Note 11.7. to the consolidated financial statements.

Below is a reconciliation between the tax that would result from applying the current tax rate on income before income tax and the income tax expense recognized in profit or loss as of December 31, 2023, comparative with the previous year:

	12.31.23	12.31.22

Income before income tax	293,610,103	190,281,641
Income tax rate	35%	35%

Tax on taxable income	102,763,536	66,598,574

Permanent differences:
Non-taxable income	(4,642,486)	(2,519,637)
Non-income tax deductible expenses	282,832	283,653
Accounting inflation adjustment	384,228,126	190,113,184
Tax inflation adjustment	(338,548,914)	(247,067,256)
Other	(15,014,889)	(280,159)

Income tax expense	129,068,205	7,128,359

13. Investments in equity instruments

Breakdown is as follows:

13.1. Investments in equity instruments through profit or loss

	12.31.23	12.31.22

Private securities - Shares of other non-controlled companies (1)	3,225,936	2,733,766

TOTAL	3,225,936	2,733,766

(1) See Exhibit A to the consolidated financial statements.

13.2. Investments in equity instruments through other comprehensive income

	12.31.23	12.31.22

Compensadora Electrónica S.A.	891,784	181
Mercado Abierto Electrónico S.A.	511,816	59
Banco Latinoamericano de Exportaciones S.A.	404,468	180,694
Seguro de Dépositos S.A.	144,254	268
Other	32,672	7,099

TOTAL	1,984,994	188,301

14. Investments in subsidiaries

The Bank has investments in the following entities over which it has a control or significant influence which are measured by applying the equity method:

	12.31.23	12.31.22

Volkswagen Financial Services Compañía Financiera S.A.	11,550,203	10,743,461
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	11,393,991	11,519,953
PSA Finance Arg. Cía. Financiera S.A.	6,743,959	6,467,044
BBVA Seguros Argentina S.A.	4,710,065	3,728,002
Rombo Compañía Financiera S.A.	3,077,455	2,317,504
Interbanking S.A.	2,110,363	2,565,912
Play Digital S.A.(1)	1,953,029	1,515,211
Openpay Argentina S.A.(2)	515,320	671,083
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) (3)	148,272	43,153

TOTAL	42,202,657	39,571,323
(1)	In order to determine the value of this investment, the accounting information of Play Digital S.A. as of September 30, 2023 has been used. In addition, the significant transactions made or events occurred between October 1, 2023 and December 31, 2023 were considered.
(2)	On April 19, 2023, 29,205 (in nominal values) shares were subscribed for and paid in in cash.

(3)	On November 28, 2023, a contribution in cash was made for 120,000 (150,605 in restated values). The Bank subscribed 64,667 (81,135 in restated values) and BBVA subscribed 55,333 (69,470 in restated values).

15. Property and equipment

Breakdown is as follows:

	12.31.23	12.31.22

Real Estate	222,508,262	220,508,196
Furniture and facilities	38,260,398	39,654,552
Right of use of leased real estate	24,330,316	18,211,313
Machinery and equipment	7,877,577	9,696,922
Construction in progress	4,079,775	10,183,431
Vehicles	1,002,018	755,390

TOTAL	298,058,346	299,009,804

The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss is disclosed in Note 25 to these separate financial statements. Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property, the carrying amount of certain pieces of real estate exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment of assets recorded under the item “Property and equipment” is reported below:

Account	Impairment
	12.31.2023	12.31.2022

Real Estate - Lavallol	(45,851)	(66,958)
Real Estate - Monte Grande	(39,227)	(298,230)
Real Estate - Caleta Olivia, Santa Cruz	-	(74,473)
Real Estate - Cerro Las Rosas	(72,545)	(155,386)
Real Estate - Libertador	(581,844)	(1,091,829)
Real Estate - Store 1 Puerto Madero	(299,904)	(412,880)
Real Estate - Store 5 Puerto Madero	(220,169)	(257,704)
Real Estate - Mar del Plata	(70,756)	(30,231)
Real Estate - Bahía Blanca	(14,750)	(32,511)
Real Estate - La Plata	(41,511)	-
Real Estate - Balvanera	(715,099)	-

TOTAL	(2,101,656)	(2,420,202)

The changes in this item for the years 2023 and 2022 are reported in Exhibit F.

16. Intangible assets

Breakdown is as follows:

	12.31.23	12.31.22

Own systems development expenses	32,918,773	29,740,727

TOTAL	32,918,773	29,740,727

The changes in this item for the years 2023 and 2022 are reported in Exhibit “G”.

17. Other non-financial assets

Breakdown is as follows:

	12.31.23	12.31.22

Investment properties	60,152,864	61,464,170
Prepayments	12,132,413	10,888,681
Advances to personnel	8,507,271	4,972,783
Tax advances	7,510,240	7,845,654
Advances to suppliers of goods	6,602,413	2,805,346
Other miscellaneous assets	749,737	810,934
Assets acquired as security for loans	56,177	59,161
Other	7,798,499	762,730

TOTAL	103,509,614	89,609,459

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

The changes in investment property for the years 2023 and 2022 are reported in Exhibit F.

The impairment of assets booked in Investment properties under non-financial assets is as follows:

Account	Impairment
	12.31.2023	12.31.2022

Leased Real Estate - Viamonte	(238,314)	-

TOTAL	(238,314)	-

18. Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term. Breakdown is as follows:

	12.31.23	12.31.22

Real Estate held for sale - Fisherton	478,476	453,724
Real Estate held for sale - Bernal	92,503	92,503
Real Estate held for sale - Mendoza	155,915	154,682
Real Estate held for sale - Villa Lynch	125,301	-

TOTAL	852,195	700,909

For further information see note 2.3.11 of Significant accounting policies to the consolidated financial statements.

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property as of the end of the previous fiscal year, the carrying amount of certain pieces of real estate exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment of non-current assets held for sale is as follows:

Account	Impairment
	12.31.2023	12.31.2022

Real Estate held for sale - Fisherton	(247,694)	(272,440)
Real Estate held for sale - Mendoza	-	(1,233)

TOTAL	(247,694)	(273,673)

19. Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	12.31.23	12.31.22

Non-financial Government sector	34,033,530	30,144,496
Financial sector	15,113,032	1,894,898
Non-financial Private Sector and Residents Abroad	3,595,039,987	4,041,361,451
Savings accounts	1,720,509,443	1,554,277,221
Checking accounts	913,663,125	789,347,195
Time deposits	751,907,870	1,272,590,788
Investment accounts	182,126,911	392,200,392
Other	26,832,638	32,945,855

TOTAL	3,644,186,549	4,073,400,845

20. Liabilities at fair value through profit or loss

Breakdown is as follows:

	12.31.23	12.31.22

Liabilities for government securities transactions	10,330,335	-

TOTAL	10,330,335	-

21. Other financial liabilities

Breakdown is as follows:

	12.31.23	12.31.22

Obligations from financing of purchases	281,206,479	257,172,322
Funds collected under AFIP’s instructions	73,877,385	14,575,775
Collections and other transactions on behalf of third parties	40,802,915	26,246,841
Lease liabilities (Note 25)	23,502,661	12,830,971
Payment orders pending credit	14,300,578	20,326,913
Receivables from spot purchases pending settlement	768,640	12,153,944
Credit balance for spot sales pending settlement	340,320	8,273,819
Commissions accrued payable	12,852	127,187
Other	8,936,091	11,732,778

TOTAL	443,747,921	363,440,550

22. Financing received from the BCRA and other financial institutions

Breakdown is as follows:

	12.31.23	12.31.22

Foreign financial institutions	2,672,067	1,742,790
Local financial institutions	848,409	7,442,440
BCRA	109,327	274,027

TOTAL	3,629,803	9,459,257

23. Corporate bonds issued

No transactions were recorded for the fiscal years ended December 31, 2023 and 2022.

24. Other non-financial liabilities

Breakdown is as follows:

	12.31.23	12.31.22

Miscellaneous creditors	124,483,897	114,252,262
Short-term personnel benefits	60,110,568	53,295,241
Advances collected	49,301,721	61,132,584
Other collections and withholdings	41,913,104	54,422,599
Other taxes payable	32,336,434	20,778,487
Long-term personnel benefits	3,188,821	2,848,918
For contract liabilities	1,703,110	1,400,224
Termination benefits payable	1,161,537	2,794,954
Social security payment orders pending settlement	370,937	955,007
Dividends payable (1)	-	46,196,400
Other	640,882	477,522

TOTAL	315,211,011	358,554,198
(1)	See Note 43 to the consolidated financial statements.

25. Leases

The Bank as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of December 31, 2023 and 2022:

Rights of use under leases

The changes in this item for the years 2023 and 2022 are reported in Exhibit F.

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	12.31.23	12.31.22

Up to one year	1,132,081	84,529	1,216,610	942,747

From 1 to 5 years	16,889,173	689,136	17,578,309	9,830,238

More than 5 years	4,495,220	212,522	4,707,742	2,057,986

			23,502,661	12,830,971

Interest and exchange rate difference recognized in profit or loss

	12.31.23	12.31.22

Other operating expenses

Interest on lease liabilities (Note 37)	(1,701,938)	(1,929,766)

Exchange rate difference

Exchange rate difference for finance lease (loss)	(25,858,718)	(12,878,529)

26. Interest income

Breakdown is as follows:

	12.31.23	12.31.22

Interest on government securities	1,148,109,417	798,612,117
Premiums on reverse repurchase agreements	388,218,226	99,209,289
Stabilization Coefficient (CER) clause adjustments	377,925,199	255,612,556
Interest on instruments	332,571,766	123,306,207
Interest on credit card loans	280,546,581	194,999,904
Interest on overdrafts	175,988,876	89,605,351
Interest on consumer loans	130,268,098	99,886,476
Acquisition Value Unit (UVA) clause adjustments	110,684,037	96,090,305
Interest on other loans	76,199,576	84,309,258
Interest on loans to the financial sector	32,960,318	24,945,489
Interest on pledge loans	14,131,503	8,600,873
Interest on finance leases	7,985,327	4,968,452
Interest on mortgage loans	6,461,673	9,474,404
Interest on private securities	3,463,339	2,064,035
Interest on loans for the prefinancing and financing of exports	2,404,576	2,260,264
Other	2,284,053	1,601,918

TOTAL	3,090,202,565	1,895,546,898

27. Interest expense

Breakdown is as follows:

	12.31.23	12.31.22

Time deposits	1,149,261,030	662,442,592
Checking accounts deposits	315,022,380	123,516,353
Acquisition Value Unit (UVA) clause adjustments	42,734,378	78,198,789
Savings accounts deposits	7,156,496	4,995,724
Interfinancial loans received	2,095,795	1,663,480
Other liabilities from financial transactions	1,033,780	803,969
Premiums on reverse repurchase transactions	24,987	83,678
Other	13,162	19,379

TOTAL	1,517,342,008	871,723,964

28. Commission income

Breakdown is as follows:

	12.31.23	12.31.22

From credit cards	117,069,255	103,133,791
Linked to liabilities	84,386,188	105,146,381
From foreign trade and foreign currency transactions	10,835,312	10,966,990
From insurance	9,635,209	10,964,732
Linked to securities	6,693,634	2,826,789
Linked to loans	3,990,937	2,856,588
Linked to loan commitments	407,453	-
From guarantees granted	105,462	11,067

TOTAL	233,123,450	235,906,338

29. Commission expenses

Breakdown is as follows:

	12.31.23	12.31.22

For credit and debit cards	68,177,734	78,498,950
For foreign trade transactions	18,507,530	3,068,814
For payment of salaries	11,377,644	7,949,763
For new channels	6,040,571	4,035,490
For data processing	4,380,614	4,764,409
For advertising campaigns	1,013,711	805,301
For digital sales services	260,968	186,930
Linked to transactions with securities	67,420	48,894
For promotions	12,280	—
Other commission expenses	8,171,973	7,879,008

TOTAL	118,010,445	107,237,559

30. Net income (loss) from measurement of financial instruments at fair value through profit or loss

Breakdown is as follows:

	12.31.23	12.31.22

Income from foreign currency forward transactions	23,533,993	4,646,318
Income from corporate bonds	1,373,985	61,172
Income/(loss) from private securities	571,455	(23,051)
Income from sale or write-off of financial assets(1)	-	13,666,592
Income/(loss) from interest rate swaps	(177,777)	314,816
Loss from put options taken	(522,183)	(107,924)
Income/(loss) from government securities	(52,448,606)	33,256,761
Other	171	(16,442)

TOTAL	(27,668,962)	51,798,242
(1)	Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18, 2022 the transfer of all the remaining shareholding of the Bank in such company was consummated.

31. Net income (loss) from write-down of assets at amortized cost and at fair value through OCI

Breakdown is as follows:

	12.31.23	12.31.22

Income from sale of government securities	33,186,455	676,393
Income from sale of private securities	7,404,167	226,523

TOTAL	40,590,622	902,916

32. Foreign exchange and gold gains/(losses)

Breakdown is as follows:

	12.31.23	12.31.22

Conversion of foreign currency assets and liabilities into pesos	171,418,523	(13,597,401)
Income from purchase-sale of foreign currency	39,575,648	38,908,589

TOTAL	210,994,171	25,311,188

33. Other operating income

Breakdown is as follows:

	12.31.23	12.31.22

Adjustments and interest on miscellaneous receivables	27,530,770	21,267,898
Rental of safe deposit boxes	8,069,353	9,109,074
Loans recovered	6,768,710	10,421,911
Debit and credit card commissions	4,706,692	4,740,075
Rent	2,445,550	1,954,638
Punitive interest	2,475,938	1,376,862
Fees expenses recovered	2,339,878	2,569,661
Commission from syndicated transactions	930,941	821,453
Allowances reversed	1,467	709,547
Income from sale of non-current assets held for sale	-	1,420,141
Income from asset sale in equity instruments (1)	-	4,719,308
Other operating income	10,996,956	6,334,252

TOTAL	66,266,255	65,444,820

(1)	Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18, 2022 the transfer of all the remaining shareholding of the Bank in such company was consummated.

34. Personnel benefits

Breakdown is as follows:

	12.31.23	12.31.22

Salaries	121,862,099	113,663,274
Other short-term personnel benefits	66,174,342	43,038,362
Social security withholdings and collections	40,392,948	35,954,195
Personnel compensation and bonuses	7,150,612	8,514,897
Personnel services	5,017,069	4,595,770
Termination personnel benefits (Exhibit J)	477,840	698,306
Other long-term personnel benefits	3,142,882	1,188,228

TOTAL	244,217,792	207,653,032

35. Administrative expenses

Breakdown is as follows:

	12.31.23	12.31.22

Taxes	51,370,513	44,116,891
Rent	33,984,684	32,667,422
Contracted administrative services	30,302,179	18,682,028
IT	28,885,032	17,810,844
Maintenance and repair costs	21,107,960	20,507,726
Armored transportation services	20,868,537	22,656,053
Advertising	13,521,108	10,711,002
Electricity and communications	8,350,789	7,683,231
Documents distribution	6,655,310	6,844,077
Other fees	6,357,111	6,029,679
Security services	5,838,983	5,602,508
Trade reports	4,521,271	3,885,508
Insurance	1,923,111	1,990,391
Representation and travel expenses	1,650,886	1,366,383
Stationery and supplies	373,632	263,452
Fees to Bank Directors and Supervisory Committee	276,074	306,629
Other administrative expenses	10,193,962	7,039,436

TOTAL	246,181,142	208,163,260

36. Asset depreciation and impairment

Breakdown is as follows:

	12.31.23	12.31.22

Property and equipment	20,606,246	22,624,803
Intangible assets	3,572,966	1,947,295
Right of use of leased real estate	2,295,494	6,163,534
Depreciation of other assets	1,077,895	949,484
Loss from sale or impairment of property, plant and equipment (Note 15)	797,137	2,191,553

TOTAL	28,349,738	33,876,669

37. Other operating expenses

Breakdown is as follows:

	12.31.23	12.31.22

Turnover tax	191,978,154	119,981,728
Other allowances (Exhibit J)	20,606,604	18,013,490
Initial recognition of loans	11,671,075	13,099,892
Contribution to the Deposit Guarantee Fund	5,703,124	6,317,147
Claims	2,544,611	4,604,462
Interest on lease liabilities (Note 25)	1,701,938	1,929,766
Loss from sale or impairment of investment property and other non-financial assets	238,314	37,562
Reorganization expenses (Exhibit J)	-	7,391,880
Other operating expenses	17,222,413	11,178,833

TOTAL	251,666,233	182,554,760

38. Restricted assets

As of December 31, 2023 and 2022, the Bank has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).

	12.31.23	12.31.22

Argentine Treasury Bonds adjusted by CER. Maturity 2024	12,799	128,642

Total	12,799	128,642

b)	Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 261,631,781 and 143,846,159 as of December 31, 2023 and 2022, respectively (see Note 11 to these separate financial statements).

39. Minimum cash and minimum capital requirements

39.1. Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	12.31.23	12.31.22

Balances at the BCRA

BCRA - Current account not restricted	358,900,596	502,282,567
BCRA - Special guarantee accounts - restricted (Note 11)	96,926,260	43,180,603

	455,826,856	545,463,170

Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	14,771,877	37,662,724
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	32,406,871	100,997,240
Argentine Treasury Bonds in pesos. Maturity 08-23-2025	49,502,692	-
Argentine Treasury Bonds in pesos adjusted by 4.25% CER. Maturity 12-13-2024	218,925,057	-
Argentine Treasury Bonds in pesos adjusted by 4% CER. Maturity 10-14-2024	189,705,541	-
Argentine Treasury Bonds in pesos adjusted by 4.25% CER. Maturity 02-14-2025	56,074,420	-
Argentine Treasury Bonds in pesos adjusted by 2% CER. Maturity 11-09-2026	216,222,852	-

Other debt securities	791,192	57,721,176

BCRA Liquidity Bills	60,435,133	1,505,491,903

TOTAL	1,294,662,491	2,247,336,213

39.2. Minimum capital requirement

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirement	12.31.23	12.31.22

Credit risk	216,743,960	208,962,487
Operational risk	87,512,610	85,431,482
Market risk	6,508,755	4,592,046
Non-compliance(1)	21,184,535	-

Paid-in	1,122,664,202	942,772,087

Surplus	790,714,342	643,786,072

(1) The increase observed in the minimum capital requirement for credit risk is due to the non-compliance with the maximum limit established by the BCRA for the financing to the non-financial government sector during 15 days of December 2023. According to the provisions of the regulations, this non-compliance causes an increase in the minimum capital requirement for credit risk for an amount equivalent to 100% of the surplus, as from the month in which the non-compliance occurs and for as long as it continues. In the case of credit ratios, the computation of the deviation will be made on the basis of the monthly average of daily surpluses. As of the date of these Financial Statements, the aforementioned situation had been remedied.

40. Accounting principles – Explanation added for translations into English

These separate condensed interim financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

		HOLDING				POSITION

Account	Identification	Fair value	Fair value level	Accounting balance	Accounting balance	Position with no options	Options	Final position
				12.31.23	12.31.22

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government Securities - In pesos

Treasury Bills adjusted by CER. Maturity 01-18-2024	9221	205,177	1	205,177	-	205,177	-	205,177
Argentine Treasury Bonds in pesos at 16%. Maturity 10-17-2023	5319	-	2	-	21,758,711	-	-	-
Treasury Bills adjusted by CER. Maturity 02-17-2023	9111	-	1	-	1,237,150	-	-	-

Subtotal Government Securities - In pesos		205,177		205,177	22,995,861	205,177	-	205,177

Government Securities - In foreign currency

Argentine Bond in dual currency. Maturity 06-30-2024	9230	216,222,852	1	216,222,852	-	216,222,852	(426,095)	215,796,757
Argentine Bond in dual currency. Maturity 02-28-2024	9156	7,269,735	1	7,269,735	-	7,269,735	-	7,269,735
GD30 Bond Foreign Law USC Step Up. Maturity 07-09-2030	81086	28,433	1	28,433	-	28,433	-	28,433
AL30 Bond Local law. US$ Step Up. Maturity 07-09-2030	5921	27,336	1	27,336	-	27,336	-	27,336
Argentine Bond in dual currency. Maturity 07-31-2023	9146	-	1	-	10,961,484	-	-	-

Subtotal Government Securities - In foreign currency		223,548,356		223,548,356	10,961,484	223,548,356	(426,095)	223,122,261

BCRA Bills - In pesos

BCRA Liquidity Bills in pesos. Maturity 01-12-2023	13930	-	2	-	45,513,297	-	-	-

Subtotal BCRA Bills - In pesos		-		-	45,513,297	-	-	-

Private Securities - In pesos

Corporate bond New San S.A. Series 18 in Pesos BADLAR Private + 300 bps. Maturity 10-17-2024	57449	263,784	3	263,784	-	263,784	-	263,784
Corporate bond New San S.A. Series 19 in Pesos Monetary policy rate. Maturity 10-17-2024	57450	234,746	3	234,746	-	234,746	-	234,746
Corporate bond Toyota Cia Financiera Series 32 in Pesos. Maturity 02-09-2025	57287	179	3	179	-	179	-	179

Subtotal Private Securities - In pesos		498,709		498,709	-	498,709	-	498,709

Private Securities - In foreign currency

Corporate bond Central Puerto Series A in USD. Maturity 03-14-2026	57363	1,651,592	2	1,651,592	-	1,651,592	-	1,651,592

Subtotal Private Securities - In foreign currency		1,651,592		1,651,592	-	1,651,592	-	1,651,592

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		225,903,834		225,903,834	79,470,642	225,903,834	(426,095)	225,477,739

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

		HOLDING				POSITION

Account
	Identification	Fair value	Fair value level	Accounting balance 12.31.23	Accounting balance 12.31.22	Position with no options	Options	Final position

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Government Securities - In pesos

Argentine Treasury Bonds in pesos adjusted by 4.25% CER. Maturity 12-13-2024	9200	218,925,057	1	218,925,057	-	218,925,057	(494,268)	218,430,789
Argentine Treasury Bonds in pesos adjusted by 4% CER. Maturity 10-14-2024	9179	189,705,541	1	189,705,541	-	189,705,541	(438,405)	189,267,136
Argentine Treasury Bonds in pesos adjusted by 4.25% CER. Maturity 02-14-2025	9180	56,074,420	1	56,074,420	-	56,074,420	(105,801)	55,968,619
Treasury Bonds in pesos adjusted by 1.55% CER. Maturity 07-26-2024	5405	51,382,569	1	51,382,569	79,834,269	51,382,569	-	51,382,569
Treasury Bonds in pesos adjusted by 3.75% CER. Maturity 04-14-2024	9178	791,192	1	791,192	-	791,192	(1,125)	790,067
Treasury Bonds in Pesos adjusted by 1.50% CER. Maturity 03-25-2024	5493	166,382	1	166,382	77,406,739	166,382	-	166,382
Argentine Treasury Bonds in pesos adjusted by 2% CER. Maturity 11-09-2026	5925	33,984	1	33,984	25,733,504	33,984	-	33,984
Treasury Bonds in pesos adjusted by 1.45% CER. Maturity 08-13-2023	5497	-	2	-	64,755,218	-	-	-
Treasury Bills adjusted by CER. Maturity 05-19-2023	9127	-	1	-	41,147,674	-	-	-
Treasury Bills at discount. ARS 03-31-2023	9164	-	2	-	28,272,875	-	-	-
Treasury Bonds in pesos adjusted by 1.40% CER. Maturity 03-25-2023	5492/81012	-	1	-	27,186,318	-	-	-
Treasury Bills at discount. ARS 04-28-2023	9142	-	2	-	24,896,271	-	-	-
Treasury Bills adjusted by CER. Maturity 06-16-2023	9152	-	1	-	15,154,084	-	-	-
Treasury Bills at discount. ARS 05-31-2023	9171	-	2	-	4,552,030	-	-	-
Treasury Bills adjusted by CER. Maturity 04-21-2023	9118	-	1	-	2,075,455	-	-	-

Subtotal Government Securities - In pesos		517,079,145		517,079,145	391,014,437	517,079,145	(1,039,599)	516,039,546

Government Securities - In foreign currency

Dollar-linked Argentine Treasury Bond 0.40%. Maturity 04-30-2024	9120	29,721	1	29,721	-	29,721	-	29,721
Dollar-linked Argentine Treasury Bonds. Maturity 04-28-2023	5928	-	1	-	835,190	-	-	-

Subtotal Government Securities - In foreign currency		29,721		29,721	835,190	29,721	-	29,721

BCRA Bills - In pesos

BCRA Liquidity Bills in pesos. Maturity 01-11-2024	14085	55,990,918	2	55,990,918	-	55,990,918	-	55,990,918
BCRA Liquidity Bills in pesos. Maturity 01-09-2024	14084	4,444,215	2	4,444,215	-	4,444,215	-	4,444,215
BCRA Liquidity Bills in pesos. Maturity 01-26-2023	13934	-	2	-	516,342,664	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-03-2023	13927	-	2	-	185,356,395	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-05-2023	13928	-	2	-	184,617,055	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-10-2023	13929	-	2	-	152,318,435	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-17-2023	13931	-	2	-	150,203,008	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-12-2023	13930	-	2	-	136,539,892	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-19-2023	13932	-	2	-	134,601,157	-	-	-

Subtotal BCRA Bills - In pesos		60,435,133		60,435,133	1,459,978,606	60,435,133	-	60,435,133

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

		HOLDING				POSITION
		Fair	Fair	Accounting	Accounting	Position with no
Account	Identification	value	value	balance	balance	options	Options	Final position
			level	12.31.23	12.31.22

OTHER DEBT SECURITIES (Continued)

BCRA Bills - In foreign currency

Local BCRA Bills in USD. Maturity 11-16-2024	12089	44,709,127	2	44,709,127	-	44,709,127	-	44,709,127
Local BCRA Bills in USD. Maturity 11-20-2024	12090	16,978,149	2	16,978,149	-	16,978,149	-	16,978,149
Local BCRA Bills in USD. Maturity 11-23-2024	12093	6,467,866	2	6,467,866	-	6,467,866	-	6,467,866
Local BCRA Bills in USD. Maturity 11-27-2024	12095	1,616,967	2	1,616,967	-	1,616,967	-	1,616,967
Local BCRA Bills in USD. Maturity 10-03-2023	11815	-	2	-	1,654,764	-	-	-
Local BCRA Bills in USD. Maturity 10-04-2023	11816	-	2	-	1,654,764	-	-	-
Local BCRA Bills in USD. Maturity 09-29-2023	11808	-	2	-	1,654,764	-	-	-
Local BCRA Bills in USD. Maturity 10-05-2023	11817	-	2	-	1,103,176	-	-	-
Local BCRA Bills in USD. Maturity 09-23-2023	11804	-	2	-	551,587	-	-	-
Other

Subtotal BCRA Bills - In foreign currency		69,772,109		69,772,109	6,619,055	69,772,109	-	69,772,109

Private Securities - In pesos

Corporate Bond Arcor Series 17 adjusted by UVA. Maturity 10-20-2025	55692	3,836,170	3	3,836,170	1,919,543	3,836,170	-	3,836,170
Corporate Bond New San S.A. in Pesos Private BADLAR + 440 bps. Maturity 02-14-2024	56847	225,822	3	225,822	-	225,822	-	225,822
Corporate Bond Bco. de Serv. Financieros Series 22 in Pesos at Floating rate. Maturity 03-03-2024	56886	216,530	3	216,530	-	216,530	-	216,530
Corporate Bond Petroquímica Com. Rivadavia S.A. in Pesos at Floating Rate. Maturity 08-15-2024	56855	172,734	3	172,734	-	172,734	-	172,734
Corporate Bond New San S.A. in Pesos Private BADLAR + 575 bps. Maturity 05-19-2024	57044	152,317	3	152,317	-	152,317	-	152,317
Corporate Bond Refi Pampa Series 2 adjusted by UVA. Maturity 05-06-2025	56123	87,204	3	87,204	105,526	87,204	-	87,204

Subtotal Private Securities - In pesos		4,690,777		4,690,777	2,025,069	4,690,777	-	4,690,777

Private Securities - In foreign currency

Corporate bond Pampa Energia S.A. Series 18 in USD. Maturity 09-08-2025	57326	1,602,518	2	1,602,518	-	1,602,518	-	1,602,518
Corporate bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 07-14-2028	57194	1,338,658	2	1,338,658	-	1,338,658	-	1,338,658
Corporate Bond Vista Energy Series 20 USD. Maturity 07-20-2025	57081	1,326,772	2	1,326,772	-	1,326,772	-	1,326,772
Corporate bond Luz De Tres Picos 4 USD. Maturity 09-29-2026	56467	347	2	347	1,731,557	347	-	347
Corporate bond Petroquimica Comodoro Rivadavia Series O in USD. Maturity 09-22-2027	57379	118	2	118	-	118	-	118
Corporate Bond Petroquímica Comodoro Rivadavia Series H USD. Maturity 12-17-2024	55849	-	2	-	589,815	-	-	-
Corporate Bond Vista Energy Series 13 USD. Maturity 08-08-2024	56207	-	2	-	4,213,672	-	-	-
Corporate Bond Vista Energy Series 15 USD. Maturity 01-21-2025	56637	-	2	-	2,755,540	-	-	-
Dollar-linked Corporate Bond Molinos Agro SA. Maturity 05-18-2023	55364	-	2	-	277,783	-	-	-

Subtotal Private Securities - In foreign currency		4,268,413		4,268,413	9,568,367	4,268,413	-	4,268,413

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH OCI		656,275,298		656,275,298	1,870,040,724	656,275,298	(1,039,599)	655,235,699

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

		HOLDING				POSITION
		Fair	Fair	Accounting	Accounting	Position with no
Account	Identification	value	value	balance	balance	options	Options	Final position
			level	12.31.23	12.31.22

OTHER DEBT SECURITIES (Continued)

MEASURED AT AMORTIZED COST

Government Securities - In pesos

Argentine Treasury Bonds in pesos. Maturity 08-23-2025	9196	49,560,876	2	49,502,692	-	49,502,692	-	49,502,692
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	9132	32,289,635	2	32,406,871	100,997,240	32,406,871	-	32,406,871
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	9166	15,316,803	2	14,771,877	37,662,724	14,771,877	-	14,771,877

Subtotal Government Securities - In pesos		97,167,314		96,681,440	138,659,964	96,681,440	-	96,681,440

TOTAL DEBT SECURITIES AT AMORTIZED COST		97,167,314		96,681,440	138,659,964	96,681,440	-	96,681,440

TOTAL OTHER DEBT SECURITIES		753,442,612		752,956,738	2,008,700,688	752,956,738	(1,039,599)	751,917,139

EQUITY INSTRUMENTS

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Private Securities - In pesos

BYMA - Bolsas y Mercados Argentina Share		2,169,288	1	2,169,288	1,741,880	2,169,288	-	2,169,288
Banco de Valores de Bs. As. Share		1,056,648	1	1,056,648	991,886	1,056,648	-	1,056,648

Subtotal Private Securities - In pesos		3,225,936		3,225,936	2,733,766	3,225,936	-	3,225,936

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS		3,225,936		3,225,936	2,733,766	3,225,936	-	3,225,936

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Private Securities - In pesos

Other		1,552,778	3	1,552,778	676	1,552,778	-	1,552,778

Subtotal Private Securities - In pesos		1,552,778		1,552,778	676	1,552,778	-	1,552,778

Foreign:
Private Securities - In foreign currency

Other		432,216	2	432,216	187,625	432,216	-	432,216

Subtotal Private Securities - In foreign currency		432,216		432,216	187,625	432,216	-	432,216

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH OCI		1,984,994		1,984,994	188,301	1,984,994	-	1,984,994

TOTAL EQUITY INSTRUMENTS		5,210,930		5,210,930	2,922,067	5,210,930	-	5,210,930

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED

AS OF DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

Account	12.31.23	12.31.22

COMMERCIAL PORTFOLIO

Normal performance	860,053,561	765,935,883
Preferred collaterals and counter-guarantees "A"	4,764,144	5,636,180
Preferred collaterals and counter-guarantees "B"	3,851,231	6,445,079
No preferred guarantees or counter guarantees	851,438,186	753,854,624

With special follow-up	295,227	2,391,108

Under observation	295,227	-
Preferred collaterals and counter-guarantees "B"	295,227	-

Under negotiation or refinancing agreements	-	2,391,108
Preferred collaterals and counter-guarantees "B"	-	402,221
No preferred guarantees or counter guarantees	-	1,988,887

Troubled	2,802,295	3,425,349
No preferred guarantees or counter guarantees	2,802,295	3,425,349

With high risk of insolvency	25,569	443,464
No preferred guarantees or counter guarantees	25,569	443,464

Uncollectible	32,691	85,173
No preferred guarantees or counter guarantees	32,691	85,173

TOTAL	863,209,343	772,280,977

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED

AS OF DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

Account	12.31.23	12.31.22

CONSUMER AND HOUSING PORTFOLIO

Normal performance	1,152,438,795	1,443,750,188
Preferred collaterals and counter-guarantees "A"	404,129	515,679
Preferred collaterals and counter-guarantees "B"	72,514,134	120,117,359
No preferred guarantees or counter guarantees	1,079,520,532	1,323,117,150

Low risk	12,980,534	17,590,815
Preferred collaterals and counter-guarantees "B"	587,033	1,151,812
No preferred guarantees or counter guarantees	12,393,501	16,439,003

Low risk - with special follow-up	468,023	577,349
No preferred guarantees or counter guarantees	468,023	577,349

Medium risk	12,851,707	12,079,899
Preferred collaterals and counter-guarantees "A"	76	159
Preferred collaterals and counter-guarantees "B"	124,734	260,899
No preferred guarantees or counter guarantees	12,726,897	11,818,841

High risk	9,779,951	8,463,007
Preferred collaterals and counter-guarantees "B"	165,641	431,920
No preferred guarantees or counter guarantees	9,614,310	8,031,087

Uncollectible	1,625,749	1,207,897
Preferred collaterals and counter-guarantees "A"	-	13,397
Preferred collaterals and counter-guarantees "B"	275,446	220,332
No preferred guarantees or counter guarantees	1,350,303	974,168

TOTAL	1,190,144,759	1,483,669,155

TOTAL GENERAL	2,053,354,102	2,255,950,132

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

AS OF DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

	12.31.23		12.31.22
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	248,310,918	12.09%	190,451,797	8.44%
50 following largest customers	251,198,004	12.23%	270,622,079	12.00%
100 following largest customers	151,885,105	7.40%	150,724,383	6.68%
All other customers	1,401,960,075	68.28%	1,644,151,873	72.88%

TOTAL	2,053,354,102	100.00%	2,255,950,132	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements) (1)

(Translation of Financial statements originally issued in Spanish – See Note 40)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	48,601	66,916	18,112	25,548	51,096	80,902	291,175

Financial sector	-	19,337,212	1,757,701	6,829,308	23,482,011	7,063,275	11,146,138	69,615,645

Non-financial Private Sector and Residents Abroad	22,051,479	911,249,491	301,886,711	327,053,877	282,549,278	196,499,903	332,692,800	2,373,983,539

TOTAL	22,051,479	930,635,304	303,711,328	333,901,297	306,056,837	203,614,274	343,919,840	2,443,890,359

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

AS OF DECEMBER 31, 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements) (1)

(Translation of Financial statements originally issued in Spanish – See Note 40)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	4,356	-	-	-	-	-	4,356

B.C.R.A.	-	28,132	-	-	-	-	-	28,132

Financial sector	-	21,932,002	16,008,304	7,604,060	5,712,356	19,395,515	5,645,551	76,297,788

Non-financial Private Sector and Residents Abroad	20,442,203	1,125,253,378	290,504,449	242,580,490	207,315,960	210,131,156	415,433,541	2,511,661,177

TOTAL	20,442,203	1,147,217,868	306,512,753	250,184,550	213,028,316	229,526,671	421,079,092	2,587,991,453

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT E

BREAKDOWN OF INVESTMENTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

								Information on the issuer
Account		Shares							Data of latest financial statements
Identification	Description		Fair	Votes				Principal	Fiscal	Share	Equity	Income/(loss)
		Class	value	per	Number	Amount		business	period/year	capital		for the
			per unit	share		12.31.23	12.31.22		end date			period/year
	IN FINANCIAL INSTITUTIONS

	Subsidiaries
	Local:

30682419578	Volkswagen Financial Services Cía. Financiera S.A.	Common	1.00 $	1	457,470,000	11,550,203	10,743,461	Financing	12/31/2023	897,000	22,647,458	1,581,792
30707847367	PSA Finance Arg. Cía. Financiera S.A.	Common	1,000.00 $	1	26,089	6,743,959	6,467,044	Financing	12/31/2023	52,178	13,487,919	(796,735)
		Subtotal Subsidiaries				18,294,162	17,210,505
	Associates and joint ventures
	Local:

33707124909	Rombo Cía. Financiera S.A.	Common	1,000.00 $	1	24,000	3,077,455	2,317,504	Financing	12/31/2023	60,000	7,693,638	1,899,836

		Subtotal Associates and Joint ventures				3,077,455	2,317,504

		Total in Financial Institutions				21,371,617	19,528,009

	IN SUPPLEMENTARY SERVICES COMPANIES

	Subsidiaries
	Local:

30663323926	Consolidar Administradora de Fondos de Jubilaciones							Retirement and Pension Funds
	y Pensiones S.A.(undergoing liquidation proceedings)	Common	1.00 $	1	127,037,593	148,272	43,153	Manager Company	12/31/2023	235,739	275,139	(25,122)
30548590163	BBVA Asset Management Argentina S.A. Sociedad
	Mutual Fund Manager	Common	1.00 $	1	242,524	11,393,991	11,519,953	Mutual Fund Manager	12/31/2023	243	11,393,991	7,537,737
		Subtotal Subsidiaries				11,542,263	11,563,106
	Associates and joint ventures
	Local:

30690783521	Interbanking S.A	Common	1.00 $	1	149,556	2,110,363	2,565,912	Electronic and IT services for financial market	12/31/2022	1,346	27,951,978	8,304,041
		Subtotal Associates and joint ventures				2,110,363	2,565,912
		Total in Supplementary service companies				13,652,626	14,129,018

	IN OTHER COMPANIES

	Associates and joint ventures
	Local:
30500064230	BBVA Consolidar Seguros S.A.	Common	1.00 $	1	1,301,847	4,710,065	3,728,002	Insurance	12/31/2023	10,652	38529275	4,249,692
30716829436	Play Digital S.A.	Common	1.00 $	1	424,697,178	1,953,029	1,515,211	Electronic payment services	9/30/2023	3,841,024	9,978,949	(7,818,428)
30717168190	Openpay Argentina S.A.	Common	1.00 $	1	174,088,490	515,320	671,083	Electronic payment services	12/31/2023	1,391,595	4,135,789	(1,764,046)
		Subtotal Associates and joint ventures				7,178,414	5,914,296
		Total in Other Companies				7,178,414	5,914,296
						42,202,657	39,571,323

EXHIBIT F

PROPERTY AND EQUIPMENT

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

(Amounts stated in thousands of pesos in constant currency - Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

					Impairment		Depreciation
	Original	Total
Account	value at the	estimated									Residual value as of
	beginning	useful life	Additions	Derecognitions	Loss	Reversals	Accumulated as of	Derecognitions	For the year	At year-end	12.31.23
	of the year	in years					12.31.22

Property and equipment

Real Estate	250,457,251	50	7,237,139	4,047,487	797,137	1,115,683	29,949,055	3,921,995	5,430,127	31,457,187	222,508,262

Furniture and facilities	79,584,203	10	6,823,323	3,845,808	-	-	39,929,651	3,839,926	8,211,595	44,301,320	38,260,398

Machinery and equipment	21,164,434	5	4,853,634	10,257,394	-	-	11,467,512	10,257,394	6,672,979	7,883,097	7,877,577

Vehicles	1,957,961	5	538,173	77,078	-	-	1,202,571	77,078	291,545	1,417,038	1,002,018

Right of use of leased real estate	42,792,809	10	9,478,874	3,293,740	-	-	24,581,496	2,229,363	2,295,494	24,647,627	24,330,316

Construction in progress	10,183,431	-	4,339,376	10,443,032	-	-	-	-	-	-	4,079,775

Total Property and equipment	406,140,089		33,270,519	31,964,539	797,137	1,115,683	107,130,285	20,325,756	22,901,740	109,706,269	298,058,346

PROPERTY AND EQUIPMENT

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

						Impairment	Depreciation
	Original	Total
	value at the	estimated	Transfer									Residual value as of
Account	beginning	useful life		Additions	Derecognitions	Loss	Accumulated as of	Transfer	Derecognitions	For the year	At year-end	12.31.22
	of the year	in years					12.31.21

Property and equipment

Real Estate	251,274,349	50	(11,218,254)	13,274,105	681,396	2,191,553	25,787,639	(852,230)	681,400	5,695,046	29,949,055	220,508,196

Furniture and facilities	76,577,294	10	-	5,285,188	2,278,279	-	34,234,394	-	2,278,279	7,973,536	39,929,651	39,654,552

Machinery and equipment	31,163,836	5	-	5,788,439	15,787,841	-	18,498,915	-	15,787,848	8,756,445	11,467,512	9,696,922

Vehicles	1,540,107	5	-	453,990	36,136	-	1,038,931	-	36,136	199,776	1,202,571	755,390

Right of use of leased real estate	39,804,466	10	-	5,440,819	2,452,476	-	18,982,398	-	564,436	6,163,534	24,581,496	18,211,313

Construction in progress	6,805,011	—	-	3,378,420	-	-	-	-	-	-	-	10,183,431

Total Property and Equipment	407,165,063		(11,218,254)	33,620,961	21,236,128	2,191,553	98,542,277	(852,230)	19,348,099	28,788,337	107,130,285	299,009,804

EXHIBIT F

(Continued)

INVESTMENT PROPERTY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

			Impairment	Depreciation
	Original	Total
Account	value at the	estimated					Residual value as of
	beginning	useful life	Loss	Accumulated as of	For the year	At year-end	12.31.23
	of the year	in years		12.31.22

Leased real estate	63,383,556	50	238,314	3,093,466	1,042,897	4,136,363	59,008,879

Other investment properties	1,390,160	10	-	216,080	30,095	246,175	1,143,985

Total Investment properties	64,773,716		238,314	3,309,546	1,072,992	4,382,538	60,152,864

INVESTMENT PROPERTY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

					Depreciation
	Original	Total
Account	value at the	estimated	Transfer						Residual value as of
	beginning	useful life		Additions	Accumulated as of	Transfer	For the year	At year-end	12.31.22
	of the year	in years			12.31.21

Leased real estate	17,108,613	50	11,218,254	35,056,689	1,328,347	852,230	912,889	3,093,466	60,290,090

Other investment properties	1,390,160	10	-	-	185,984	-	30,096	216,080	1,174,080

Total Investment properties	18,498,773		11,218,254	35,056,689	1,514,331	852,230	942,985	3,309,546	61,464,170

EXHIBIT G

INTANGIBLE ASSETS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

					Amortization
	Original	Total
	value at the	estimated							Residual value as of
	beginning	useful life	Additions	Derecognitions	Accumulated as of	Derecognitions	For the year	At year-end	12.31.23
	of the year	in years			12.31.22

Own systems development expenses	34,363,970	5	8,640,638	2,986,996	4,623,243	1,097,370	3,572,966	7,098,839	32,918,773

Total Intangible assets	34,363,970		8,640,638	2,986,996	4,623,243	1,097,370	3,572,966	7,098,839	32,918,773

INTANGIBLE ASSETS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

					Amortization
Account	Original	Total
	value at the	estimated							Residual value as of
	beginning	useful life	Additions	Derecognitions	Accumulated as of	Derecognitions	For the year	At year-end	12.31.22
	of the year	in years			12.31.21

Own systems development expenses	25,341,884	5	17,231,191	8,209,105	3,219,133	543,185	1,947,295	4,623,243	29,740,727

Total Intangible assets	25,341,884		17,231,191	8,209,105	3,219,133	543,185	1,947,295	4,623,243	29,740,727

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

	12.31.23		12.31.22
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	550,858,950	15.12%	383,352,976	9.41%

50 following largest customers	399,742,804	10.97%	457,407,580	11.23%

100 following largest customers	186,277,178	5.11%	169,373,610	4.16%

All other customers	2,507,307,617	68.80%	3,063,266,679	75.20%

TOTAL	3,644,186,549	100.00%	4,073,400,845	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements) (1)

(Translation of Financial statements originally issued in Spanish – See Note 40)

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24 months	TOTAL

Deposits	3,397,279,603	284,188,892	94,987,611	2,273,011	289,344	-	3,779,018,461
Non-financial Government sector	34,022,421	128,909	-	-	-	-	34,151,330
Financial sector	15,113,032	-	-	-	-	-	15,113,032
Non-financial Private Sector and Residents Abroad	3,348,144,150	284,059,983	94,987,611	2,273,011	289,344	-	3,729,754,099
Liabilities at fair value through profit or loss	10,330,335	-	-	-	-	-	10,330,335
Derivative instruments	2,145,218	-	-	-	-	-	2,145,218
Other financial liabilities	444,170,504	834,748	1,194,041	2,232,121	3,417,457	18,682,425	470,531,296
Financing received from the BCRA and other financial institutions	3,282,266	419,150	-	-	-	-	3,701,416

TOTAL	3,857,207,926	285,442,790	96,181,652	4,505,132	3,706,801	18,682,425	4,265,726,726

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF DECEMBER 31, 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements) (1)

(Translation of Financial statements originally issued in Spanish – See Note 40)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24 months	TOTAL

Deposits	3,508,985,620	321,294,398	322,531,785	4,007,827	241,878	-	4,157,061,508
Non-financial Government sector	29,901,568	420,326	-	-	-	-	30,321,894
Financial sector	1,894,898	-	-	-	-	-	1,894,898
Non-financial Private Sector and Residents Abroad	3,477,189,154	320,874,072	322,531,785	4,007,827	241,878	-	4,124,844,716
Derivative instruments	1,041,154	-	-	-	-	-	1,041,154
Other financial liabilities	363,955,729	870,868	1,158,433	1,848,530	3,249,479	15,163,485	386,246,524
Financing received from the BCRA and other financial institutions	8,014,246	763,140	683,881	-	-	-	9,461,267

TOTAL	3,881,996,749	322,928,406	324,374,099	5,856,357	3,491,357	15,163,485	4,553,810,453

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

					Decreases
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary gain (loss) generated by provisions	Balances as of 12.31.23

	INCLUDED IN LIABILITIES

	- Provisions for contingent commitments	8,389,890	4,849,781	(1)(3)	-	-	(7,267,301)	5,972,370

	- For administrative, disciplinary and criminal penalties	15,570	-		-	-	(10,570)	5,000

	- Provisions for termination plans	1,413,835	477,840		-	-	(1,121,574)	770,101

	- Other	16,729,632	15,871,349	(2)	1,467	4,753,501	(13,999,446)	13,846,567

	TOTAL PROVISIONS	26,548,927	21,198,970		1,467	4,753,501	(22,398,891)	20,594,038

(1)	Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.
(3)	It includes an increase of 114,526 for exchange differences in foreign currency for contingent commitments.

PROVISIONS

AS OF DECEMBER 31, 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

					Decreases		Monetary gain (loss) generated by provisions
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses		Balances as of 12.31.22

	INCLUDED IN LIABILITIES

	- Provisions for contingent commitments	5,178,233	6,367,666	(1)(4)	-	-	(3,156,009)	8,389,890

	- For administrative, disciplinary and criminal penalties	30,331	-		-	-	(14,761)	15,570

	- Provisions for reorganization	8,149,225	7,391,880	(3)	709,547	11,531,927	(3,299,631)	-

	- Provisions for termination plans	1,596,649	698,306		-	-	(881,120)	1,413,835

	- Other	18,562,452	11,654,120	(2)	-	2,615,351	(10,871,589)	16,729,632

	TOTAL PROVISIONS	33,516,890	26,111,972		709,547	14,147,278	(18,223,110)	26,548,927

(1)	Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.
(3)	See Note 23 to the Consolidated Financial Statements
(4)	It includes an increase of 8,296 for exchange differences in foreign currency for contingent commitments.

EXHIBIT K

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

SHARES				SHARE CAPITAL
Issued
Class	Number	Face	Votes	Outstanding	Paid-in
		Value	per
		per share	share

COMMON	612,710,079	1	1	612,710	612,710	(1)

(1) Registered with the Public Registry of Commerce.

EXHIBIT L

BALANCES IN FOREIGN CURRENCY

AS OF DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

ACCOUNTS	TOTAL	AS OF 12.31.23 (per currency)				TOTAL
	AS OF					AS OF
ASSETS	12.31.23	Dollar	Euro	Real	Other	12.31.22

Cash and deposits in banks	1,076,719,793	1,041,165,789	32,597,593	494,680	2,461,731	773,572,820
Debt securities at fair value through profit or loss	225,199,948	225,199,948	-	-	-	10,961,484
Other financial assets	38,239,679	38,224,891	14,788	-	-	26,317,060
Loans and other financing	196,957,836	196,589,749	368,087	-	-	119,996,346
Non-financial Government sector	1,778	1,778	-	-	-	146
Other financial institutions	4,138	4,138	-	-	-	2,027
Non-financial Private Sector and Residents Abroad	196,951,920	196,583,833	368,087	-	-	119,994,173
Other debt securities	74,070,243	74,070,243	-	-	-	17,022,612
Financial assets pledged as collateral	42,418,319	42,418,319	-	-	-	33,542,338
Investments in Equity Instruments	432,216	404,468	27,748	-	-	187,625

TOTAL ASSETS	1,654,038,034	1,618,073,407	33,008,216	494,680	2,461,731	981,600,285

	TOTAL	AS OF 12.31.23 (per currency)				TOTAL
	AS OF					AS OF
LIABILITIES	12.31.23	Dollar	Euro	Real	Other	12.31.22

Deposits	1,282,202,446	1,263,905,728	18,296,718	-	-	890,887,643
Non-financial Government sector	22,134,436	22,074,195	60,241	-	-	20,021,689
Financial sector	632,096	625,174	6,922	-	-	268,556
Non-financial Private Sector and Residents Abroad	1,259,435,914	1,241,206,359	18,229,555	-	-	870,597,398
Other financial liabilities	79,930,161	73,958,024	5,400,352	-	571,785	68,186,188
Financing received from the BCRA and other financial institutions	3,119,096	2,800,253	318,843	-	-	3,455,761
Other non-financial liabilities	60,234,996	37,135,330	23,099,666	-	-	35,081,530

TOTAL LIABILITIES	1,425,486,699	1,377,799,335	47,115,579	-	571,785	997,611,122

EXHIBIT N

FINANCIAL ASSISTANCE TO RELATED PARTIES

AS OF DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

Item	Normal	TOTAL
	Situation

		12.31.23	12.31.22

1. Loans and other financing	30,908,887	30,908,887	49,162,368

- Overdrafts	175,814	175,814	79,081
Preferred collaterals and counter-guarantees "A"	-	-	44,232
No preferred guarantees or counter guarantees	175,814	175,814	34,849

- Instruments	5,138	5,138	-
No preferred guarantees or counter guarantees	5,138	5,138	-

- Mortgage and pledge loans	62,073	62,073	73,641
Preferred collaterals and counter-guarantees "B"	62,073	62,073	73,641

- Consumer loans	9,587	9,587	34,326
No preferred guarantees or counter guarantees	9,587	9,587	34,326

- Credit Cards	158,385	158,385	224,564
No preferred guarantees or counter guarantees	158,385	158,385	224,564

- Other	30,497,890	30,497,890	48,750,756
No preferred guarantees or counter guarantees	30,497,890	30,497,890	48,750,756

4. Contingent commitments	17,626,067	17,626,067	903,787

TOTAL	48,534,954	48,534,954	50,066,155
ALLOWANCES	252,021	252,021	372,525

EXHIBIT O

DERIVATIVES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

	Type of contract	Purpose of the Transactions	Underlying Asset	Type of Settlement	Scope of Negotiations or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount (1)

	REPO TRANSACTIONS (2)	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial sector	1	1	4	1,344,220,648

	FUTURES	Financial transactions own account	Foreign currency	Daily differences	ROFEX	3	2	1	161,075,745

	FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents in the country - Non-financial sector	5	2	138	77,435,357

	OPTIONS (3)	Financial transactions own account	Local government securities	With delivery of underlying asset	OTC - Residents in the country - Financial sector	16	11	483	142,183,107

(1)	Sum of absolute values in thousands of pesos of notional values negotiated.
(2)	Although these transactions do not correspond to derivative financial instruments, they are disclosed in this exhibit upon request of the BCRA.
(3)	The notional value of these options amounts to 142,183,107,297. See Notes 5 and 9 to the consolidated financial statements.

DERIVATIVES

AS OF DECEMBER 31, 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

	Type of contract	Purpose of the Transactions	Underlying Asset	Type of Settlement	Scope of Negotiations or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount (1)

	SWAPS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial sector	12	8	31	4,671,087

	REPO TRANSACTIONS (2)	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial sector	1	1	3	192,338,278

	FUTURES	Financial transactions own account	Foreign currency	Daily differences	ROFEX	3	2	1	884,399,340

	FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents abroad	2	1	57	5,515,878

	FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents in the country - Non-financial sector	2	1	67	425,582,552

	OPTIONS (3)	Financial transactions own account	Local government securities	With delivery of underlying asset	OTC - Residents in the country - Financial sector	9	5	263	14,589,362

(1)	Sum of absolute values in thousands of pesos of notional values negotiated.
(2)	Although these transactions do not correspond to derivative financial instruments, they are disclosed in this exhibit upon request of the BCRA.
(3)	The notional value of these options amounts to 4,685,000,000.

EXHIBIT P

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	727,271,188	-	-	-	-	-
Financial institutions and correspondents	414,540,504	-	-	-	-	-
Debt securities at fair value through profit or loss	-	-	225,903,834	223,932,573	1,472,552	498,709
Derivative instruments	-	-	10,001,900	-	10,001,900	-
Repo transactions
Argentine Central Bank (BCRA)	1,202,421,795	-	-	-	-	-
Other financial assets	91,195,618	-	-	-	-	-
Loans and other financing
Non-financial Government sector	145,208	-	-	-	-	-
Other financial institutions	41,049,276	-	-	-	-	-
Non-financial Private Sector and Residents Abroad	1,899,085,804	-	-	-	-	-
Overdrafts	176,515,811	-	-	-	-	-
Instruments	466,296,707	-	-	-	-	-
Mortgage loans	79,404,563	-	-	-	-	-
Pledge loans	19,855,199	-	-	-	-	-
Consumer loans	151,461,024	-	-	-	-	-
Credit cards	702,657,639	-	-	-	-	-
Finance leases	10,570,430	-	-	-	-	-
Other	292,324,431	-	-	-	-	-
Other debt securities	96,681,440	656,275,298	-	521,874,440	129,710,081	4,690,777
Financial assets pledged as collateral	124,911,353	136,720,428	-	133,507,058	3,213,370	-
Investments in Equity Instruments	-	1,984,994	3,225,936	3,225,936	432,216	1,552,778
TOTAL FINANCIAL ASSETS	4,597,302,186	794,980,720	239,131,670	882,540,007	144,830,119	6,742,264

EXHIBIT P

(Continued)

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits
Non-financial Government sector	34,033,530	-	-	-	-	-
Financial sector	15,113,032	-	-	-	-	-
Non-financial Private Sector and Residents Abroad
Checking accounts	913,663,125	-	-	-	-	-
Savings accounts	1,720,509,443	-	-	-	-	-
Time deposits and investments	934,034,781	-	-	-	-	-
Other	26,832,638	-	-	-	-	-
Liabilities at fair value through profit or loss	-	-	10,330,335	-	10,330,335	-
Derivative instruments	-	-	2,145,218	-	2,145,218	-
Repo transactions
Other financial liabilities	443,747,921	-	-	-	-	-
Financing received from the BCRA and other financial institutions	3,629,803	-	-	-	-	-
TOTAL FINANCIAL LIABILITIES	4,091,564,273	-	12,475,553	-	12,475,553	-

EXHIBIT P

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	365,764,542	-	-	-	-	-
Financial institutions and correspondents	555,314,929	-	-	-	-	-
Other	281,050	-	-	-	-	-
Debt securities at fair value through profit or loss	-	-	79,470,642	12,198,634	67,272,008	-
Derivative instruments	-	-	7,063,310	-	7,063,310	-
Repo transactions
Argentine Central Bank (BCRA)	163,689,844	-	-	-	-	-
Other institutions	-	-	-	-	-	-
Other financial assets	88,392,633	-	-	-	-	-
Loans and other financing
Non-financial Government sector	4,356	-	-	-	-	-
B.C.R.A.	28,132	-	-	-	-	-
Other financial institutions	56,051,940	-	-	-	-	-
Non-financial Private Sector and Residents Abroad	2,132,430,517	-	-	-	-	-
Overdrafts	196,021,914	-	-	-	-	-
Instruments	366,489,941	-	-	-	-	-
Mortgage loans	119,922,367	-	-	-	-	-
Pledge loans	27,391,689	-	-	-	-	-
Consumer loans	221,439,467	-	-	-	-	-
Credit cards	854,924,949	-	-	-	-	-
Finance leases	17,325,619	-	-	-	-	-
Other	328,914,571	-	-	-	-	-
Other debt securities	138,659,964	1,870,040,724	-	163,805,460	1,704,210,195	2,025,069
Financial assets pledged as collateral	91,843,140	52,003,019	-	50,408,241	1,594,778	-
Investments in Equity Instruments	-	188,301	2,733,766	2,733,766	188,301	-
TOTAL FINANCIAL ASSETS	3,592,461,047	1,922,232,044	89,267,718	229,146,101	1,780,328,592	2,025,069

EXHIBIT P

(Continued)

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits
Non-financial Government sector	30,144,496	-	-	-	-	-
Financial sector	1,894,898	-	-	-	-	-
Non-financial Private Sector and Residents Abroad
Checking accounts	789,347,195	-	-	-	-	-
Savings accounts	1,554,277,221	-	-	-	-	-
Time deposits and investments	1,664,791,180	-	-	-	-	-
Other	32,945,855	-	-	-	-	-
Derivative instruments	-	-	1,041,154	-	1,041,154	-
Repo transactions
Other financial liabilities	363,440,550	-	-	-	-	-
Financing received from the BCRA and other financial institutions	9,459,257	-	-	-	-	-
TOTAL FINANCIAL LIABILITIES	4,446,300,652	-	1,041,154	-	1,041,154	-

EXHIBIT Q

BREAKDOWN OF PROFIT OR LOSS

AS OF DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

Accounts	Net Financial Income/(Expense)
	Statutory measurement
	12.31.23	12.31.22
Due to measurement of financial assets at fair value through profit or loss
Income from government securities	(52,448,606)	33,256,761
Income from private securities	571,455	(23,051)
Income from financial derivative instruments
Forward transactions	23,533,993	4,646,318
Interest rate swaps	(177,777)	314,816
Options	(522,183)	(107,924)
Income from other financial assets	1,373,985	61,172
Income from sale or write-off of financial assets at fair value	-	13,666,592
Due to measurement of financial liabilities at fair value through profit or loss
Income/(loss) from other financial liabilities	171	(16,442)
TOTAL	(27,668,962)	51,798,242
Interest and adjustments due to application of effective interest rate of financial assets measured at amortized cost	Financial Income/(Expense)
	12.31.23	12.31.22
Interest income
Cash and deposits in banks	2,284,053	1,601,918
Government securities	42,559,543	44,303,243
Loans and other financing	1,548,127,530	994,059,539
To the financial sector	32,960,318	24,945,489
To the non-financial private sector
Overdrafts	175,988,876	89,605,351
Instruments	332,571,766	123,306,207
Mortgage loans	6,461,673	9,474,404
Pledge loans	14,131,503	8,600,873
Consumer loans	130,268,098	99,886,476
Credit cards	280,546,581	194,999,904
Finance leases	7,985,327	4,968,452
Other	567,213,388	438,272,383
Repo transactions	388,218,226	99,209,289
Argentine Central Bank (BCRA)	387,654,578	99,015,567
Other financial institutions	563,648	193,722
TOTAL	1,981,189,352	1,139,173,989
Interest expense
Deposits	(1,514,187,446)	(869,172,837)
Checking accounts	(315,022,380)	(123,516,353)
Savings accounts	(7,156,496)	(4,995,724)
Time deposits and investments	(1,191,995,408)	(740,641,381)
Other	(13,162)	(19,379)
Financing received from the BCRA and other financial institutions	(2,095,795)	(1,663,480)
Repo transactions	(24,987)	(83,678)
Other financial institutions	(24,987)	(83,678)
Other financial liabilities	(1,033,780)	(803,969)
TOTAL	(1,517,342,008)	(871,723,964)

EXHIBIT Q

(Continued)

BREAKDOWN OF PROFIT OR LOSS

AS OF DECEMBER 31, 2023 AND 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

Interest and adjustments due to application of the effective interest rate of financial assets at fair value through OCI	Income for the year		OCI
	12.31.23	12.31.22	12.31.23	12.31.22
Private debt securities	3,463,339	2,064,035	3,750,709	369,707
Government debt securities	1,105,549,874	754,308,874	293,253,651	(40,146,835)
TOTAL	1,109,013,213	756,372,909	297,004,360	(39,777,128)
Commission income	Income for the year
	12.31.23	12.31.22
Linked to obligations	84,386,188	105,146,381
Linked to loans	3,990,937	2,856,588
Linked to loan commitments and financial guarantees	512,915	11,067
Linked to securities	6,693,634	2,826,789
Linked to cards	117,069,255	103,133,791
Linked to insurance	9,635,209	10,964,732
Linked to foreign trade and exchange transactions	10,835,312	10,966,990
TOTAL	233,123,450	235,906,338
Commission expense	Income for the year
	12.31.23	12.31.22
Linked to transactions with securities	(67,420)	(48,894)
Linked to foreign trade and exchange transactions	(18,507,530)	(3,068,814)
Other	(99,435,495)	(104,119,851)
TOTAL	(118,010,445)	(107,237,559)

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

			ECL of remaining life of the financial asset
Accounts
	Balances as of 12.31.22	ECL for the following	FI with significant	FI with credit	Monetary gain (loss)	Balances as of 12.31.23
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	1,296,931	513,555	-	552,763	(1,124,301)	1,238,948

Loans and other financing	65,105,078	14,105,562	4,841,198	30,142,066	(66,417,285)	47,776,619
Other financial institutions	2,805,595	4,019,438	381,633	(2,494)	(3,406,808)	3,797,364
Non-financial Private Sector and Residents Abroad	62,299,483	10,086,124	4,459,565	30,144,560	(63,010,477)	43,979,255
Overdrafts	3,246,275	1,356,943	899,852	1,045,942	(3,114,102)	3,434,910
Instruments	2,376,366	4,300,881	319,125	481,210	(3,632,912)	3,844,670
Mortgage loans	5,340,989	229,456	1,029,254	2,266,653	(5,558,785)	3,307,567
Pledge loans	462,456	214,485	36,848	53,088	(503,488)	263,389
Consumer loans	12,764,465	1,439,516	1,254,128	9,484,268	(15,295,786)	9,646,591
Credit cards	31,438,695	4,526,241	539,977	13,571,199	(30,970,384)	19,105,728
Finance leases	593,004	172,754	115,708	194,474	(606,111)	469,829
Other	6,077,233	(2,154,152)	264,673	3,047,726	(3,328,909)	3,906,571

Other debt securities	99,921	103,724	-	-	(105,617)	98,028

Contingent commitments	8,389,890	4,438,401	241,177	170,203	(7,267,301)	5,972,370

TOTAL ALLOWANCES	74,891,820	19,161,242	5,082,375	30,865,032	(74,914,504)	55,085,965

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

AS OF DECEMBER 31, 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

			ECL of remaining life of the financial asset
Accounts	Balances	ECL for the			Monetary	Balances
	as of 12.31.21	following	FI with significant	FI with credit	gain (loss)	as of 12.31.22
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	1,566,128	389,416	-	302,599	(961,212)	1,296,931

Loans and other financing	81,604,649	11,544,237	9,116,911	3,028,707	(40,189,426)	65,105,078
Other financial institutions	1,998,089	1,763,248	571,427	(8,377)	(1,518,792)	2,805,595
Non-financial Private Sector and Residents Abroad	79,606,560	9,780,989	8,545,484	3,037,084	(38,670,634)	62,299,483
Overdrafts	1,951,484	1,627,569	651,617	1,034,736	(2,019,131)	3,246,275
Instruments	3,645,587	578,505	(65,211)	(49,962)	(1,732,553)	2,376,366
Mortgage loans	4,459,281	202,657	820,206	2,641,310	(2,782,465)	5,340,989
Pledge loans	600,901	137,775	1,881	69,141	(347,242)	462,456
Consumer loans	15,576,157	1,171,116	(53,064)	4,217,686	(8,147,430)	12,764,465
Credit cards	29,507,111	4,164,196	9,211,574	4,757,695	(16,201,881)	31,438,695
Finance leases	570,007	103,306	25,657	195,557	(301,523)	593,004
Other	23,296,032	1,795,865	(2,047,176)	(9,829,079)	(7,138,409)	6,077,233

Other debt securities	91,656	71,844	-	-	(63,579)	99,921

Contingent commitments	5,178,233	4,276,172	1,987,018	104,477	(3,156,010)	8,389,890

TOTAL ALLOWANCES	88,440,666	16,281,669	11,103,929	3,435,783	(44,370,227)	74,891,820

PROJECT FOR THE DISTRIBUTION OF EARNINGS

FOR THE FISCAL YEAR ENDED

DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 40)

RETAINED EARNINGS (1)	473,978,162

To Legal Reserve	(32,908,380)

SUBTOTAL 1	441,069,782

Other Comprehensive Income	(158,900,516)
Difference between measurement at amortized cost and at fair market value of government debt securities measured at amortized cost	(117,236)

SUBTOTAL 2	282,052,030

DISTRIBUTABLE BALANCE (2) (3)	282,052,030

To cash dividends	-

To unappropriated retained earnings	-

(1) It includes Optional Reserve for future distributions of earnings in the amount of 309,436,264.

(2) Pursuant to Section 3 - Verification of Liquidity and Solvency and Section 4 - Additional Margins of Capital of revised Text on Distribution of Earnings.

(3) The Board of Directors has decided to postpone the proposal for allocating income for fiscal year 2023 until the next Annual and Extraordinary Shareholders’ Meeting.

The distribution of earnings is contingent upon the approval of the Annual Extraordinary Shareholders’ Meeting. Prior approval of the BCRA is required (Note 43 to the Consolidated Financial Statements). This project for the distribution of earnings may vary in accordance with the aforementioned authorizations.

This reporting summary was prepared on the basis of the consolidated financial statements of the Bank prepared in accordance with the financial reporting framework set forth by the BCRA. (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS, the following affect the preparation of these consolidated financial statements:

a)	Within the framework of the convergence process to IFRS established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to a global estimate made by the Entity, as of December 31, 2023 and 2022, its shareholders’ equity would have been reduced by 9,360,898 and 13,958,955, respectively.

b)	In March 2022, the transfer of the equity instruments corresponding to the remaining interest in Prisma Medios de Pago S.A. was made, which instruments were measured at fair value as set forth in Memorandum dated April 29, 2019 and March 22, 2021 received by the BCRA, and the income (loss) from their sale was recorded in the quarter ended March 31, 2022. Had the IFRS been applied in order to determine the fair value above mentioned, the income (loss) for the fiscal year ended December 31, 2022 would have changed. However, this situation did not generate differences as regards the shareholders’ equity value as of December 31, 2022.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS that have been currently approved and are applicable in the preparation of these consolidated financial statements in accordance with the IFRS as adopted by the BCRA as per Communication “A” 7899. In general, the BCRA does not allow the early application of any IFRS, unless otherwise specified.

These financial statements as of December 31, 2023 have been approved by the Board of Directors of Banco BBVA Argentina S.A. on March 5, 2024.

Likewise, the BCRA by means of Communications "A" 6323 and 6324 established guidelines for the preparation and presentation of financial statements of financial entities as from fiscal years beginning on January 1, 2018, including additional information requirements as well as the information to be presented in the form of Exhibits.

As a consequence of the application of those standards, the Bank prepares its financial statements according to the new financial reporting framework set forth by the BCRA as of December 31, 2023 and 2022.

Banco BBVA Argentina S.A. (NYSE; MAE; BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group, its majority shareholder since 1996. In Argentina, it has been one of the major financial institutions since 1886. BBVA Argentina offers retail and corporate banking services to a broad customer base, including individuals, small-to-medium sized companies, and large corporations. As of December 31, 2023, the Entity's total assets, liabilities and shareholders' equity amounted to 6,124,509,885; 4,700,372,294; and 1,406,169,509; respectively.

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 4.1 million active customers as of December 31, 2023. That network includes 243 branches providing services to the retail segment and also to small and medium sized-enterprises and organizations.

Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 895 ATMs, 861 self-service terminals, 15 in-company banks, two points of Customer service booths. Moreover, it has a telephone banking service, a modern, safe and functional Internet banking platform and a mobile banking app. As regards payroll, Banco BBVA Argentina S.A. has 6,009 employees, including 91 employees of BBVA Asset Management Argentina S.A.U., PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. (active employees at the end of the month, including structural, temporary and expatriate employees).

The loan portfolio net of allowance for loan losses totaled $ 1,975,497,390 as of December 31, 2023, reflecting an 11.53% decrease as compared to the previous year.

As it relates to consumer loans, including pledge loans, credit cards, mortgage loans and consumer loans, the latter jointly with credit cards decreased the least, by 31.65% in the case of consumer loans and 17.81% in credit cards, compared with December 31, 2022.

Banco BBVA Argentina S.A.'s consolidated market share in private-sector financing was 9.85% at fiscal year- end, based on the BCRA's daily information (principal balance as of the last day of each consolidated quarter).

In terms of portfolio quality, the Bank managed to obtain very good ratios. As for the nonperforming portfolio (nonperforming financing/total financing) stood at 1.29%, with a 165.30% hedge level (total allowances/nonperforming financing) as of December 31, 2023.

The exposure for securities as of December 31, 2023 totaled $ 2,186,276,845, including repos.

In terms of liabilities, customers’ resources totaled $ 3,639,306,660, with an 11.05% decrease over the last twelve months.

Banco BBVA Argentina S.A.'s consolidated market share in private-sector financing was 6.79% at fiscal year- end, based on the information provided by the BCRA on a daily basis (principal amount as of the last day of each quarter).

Breakdown of changes in the main income/loss items

Banco BBVA Argentina S.A. recorded an accumulated profit of 164,939,130 as of December 31, 2023, representing a return on average shareholders' equity of 13.01%, a return on average assets of 2.69%, and a return on average liabilities of 3.41%.

Accumulated net interest income totaled 1,628,931,525, up by 54.10% compared to December 2022. Such increase was driven by increased income from government securities, premiums from reverse repo transactions, offset by an increase in interest on term deposits and checking accounts.

Accumulated net commission income totaled 138,955,349 accounting for a 4.54% decrease compared to December 2022. This decrease was due to lower commissions linked to liabilities and an increase in commissions linked to foreign trade transactions.

As concerns accumulated administrative expenses and personnel benefits totaled 497,566,179, up by 17.38% vis-a-vis December 2022. This increase was due to higher expenses for other short-term personnel benefits, remunerations, IT expenses and administrative services hired.

Outlook

The year 2023 ends with a new elected government, which has announced an adjustment plan to start correcting the strong macroeconomic distortions, which, among other measures, includes a significant reduction of the fiscal deficit and a depreciation of the local currency to ease FX restrictions. In a context in which uncertainty remains high, BBVA Research estimates an annual inflation near 175% for 2024 (versus 211% at the end of 2023) and expects GDP to fall around 4.0% this year (versus an estimated 3% drop in 2023). The brunt of the recession and inflationary acceleration is expected to happen in the first half of the year, while expectations improve for the second half of the year. Despite their short-term impact and the high associated risks, these adjustments could lay the basis for a sustained reduction in inflation and a recovery in the economy's potential growth from mid-2024 onwards.

As of December 2023, private credit in pesos for the system grew 133% YoY, while BBVA Argentina increased its peso-denominated private loan portfolio by 156%. Neither the system nor BBVA managed to outpace inflation (which reached 211.4% YoY as of December 2023) in terms of YoY growth. However, the Bank's consolidated market share of rose 75 bps from 9.10% to 9.85% YoY. In terms of consolidated private deposits, the system grew 171% while the Bank grew 177%, without exceeding the level of inflation in both cases. BBVA Argentina's consolidated market share of private deposits was 6.79%, higher than the 6.64% of the previous year.

BBVA Argentina continues to actively monitor its business, financial conditions and operating results, and considers that it maintains a competitive position to continue facing the challenges posed by the context. The Bank has a low cost of funding thanks to the adequate composition of deposits, a solid capital and liquidity position, and an optimal portfolio quality in relation to the financial system.

With respect to ESG, BBVA Argentina has a corporate responsibility with society, inherent to the Bank's business model, which promotes financial inclusion and education and supports scientific research and culture. The Bank operates with the utmost integrity, long-term vision and best practices, and is present through the BBVA Group in the main sustainability indices.

With regards to digitization, our service offering has evolved in such a way that by the end of December 2023, mobile monetary transactions grew by 138% YoY. Throughout the year, the acquisition of new customers through digital channels exceeded traditional channels by 75%, whereas in 2022 it was approximately 72%.

The objective for 2024 will be to maintain the robustness that the Bank has been able to develop, within the framework of a decisive year for Argentina.

CONSOLIDATED BALANCE SHEET STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	12.31.23	12.31.22	12.31.21	12.31.20	12.31.19

Total assets	6,124,509,885	6,099,931,992	6,249,127,614	6,299,086,790	5,629,285,426

Total liabilities	4,700,372,294	4,960,547,981	5,262,728,409	5,349,101,455	4,683,726,033

Shareholders’ Equity Parent	1,406,169,509	1,122,557,893	966,948,947	930,408,080	925,896,162

Shareholders’ Equity Minority interest	17,968,082	16,826,118	19,450,258	19,577,255	19,663,231

Total liabilities + Shareholders’ Equity Parent
+ Shareholders’ Equity Minority interest	6,124,509,885	6,099,931,992	6,249,127,614	6,299,086,790	5,629,285,426

CONSOLIDATED STATEMENT OF INCOME STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	12.31.23	12.31.22	12.31.21	12.31.20	12.31.19

Net interest income	1,628,931,525	1,057,035,728	751,227,218	712,861,795	830,246,481

Net commission income	138,955,349	145,559,878	143,566,306	112,069,842	101,946,182

Net income/(loss) from measurement of financial instruments at fair value through profit or loss	(23,988,470)	56,603,987	26,475,310	72,479,542	115,125,956
Net income/(loss) from write-down of assets at amortized cost and at fair value through OCI	40,590,622	902,916	(741,850)	(21,149,225)	(754,013)
Foreign exchange and gold gains	210,110,057	25,152,175	33,602,885	57,021,504	134,593,142
Other operating income	67,247,917	65,900,295	49,083,232	57,478,069	161,263,423
Loan loss allowance	(76,381,809)	(60,663,174)	(50,149,650)	(90,918,636)	(168,480,769)

Net operating income	1,985,465,191	1,290,491,805	953,063,451	899,842,891	1,173,940,402

Personnel benefits	(248,101,319)	(211,685,720)	(189,936,972)	(186,041,759)	(207,624,728)
Administrative expenses	(249,464,860)	(212,197,280)	(196,733,584)	(172,313,845)	(174,440,335)
Asset depreciation and impairment	(28,677,320)	(34,171,257)	(33,858,786)	(37,228,417)	(52,450,874)
Other operating expenses	(264,304,110)	(191,471,115)	(161,953,336)	(150,347,286)	(273,964,976)

Operating income	1,194,917,582	640,966,433	370,580,773	353,911,584	465,459,489

Income/(loss) from associates and joint ventures	1,156,636	(1,452,699)	(253,883)	2,498,518	(264,415)

Loss on net monetary position	(894,047,649)	(446,887,307)	(242,440,074)	(180,341,796)	(193,342,213)

Income before income tax from continuing activities	302,026,569	192,626,427	127,886,816	176,068,306	271,852,861

Income tax from continuing activities	(137,087,439)	(12,215,432)	483,922	(75,077,386)	(91,403,900)

Net income from continuing activities	164,939,130	180,410,995	128,370,738	100,990,920	180,448,961

Net income for the year	164,939,130	180,410,995	128,370,738	100,990,920	180,448,961

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	12.31.23	12.31.22	12.31.21	12.31.20	12.31.19

Net income for the year	164,939,130	180,410,995	128,370,738	100,990,920	180,448,961

Other comprehensive income components to be reclassified to income/(loss) for the year:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Income/(Loss) for the year on the Share in Other Comprehensive Income from associates and joint ventures at equity method	-	339,486	(21,612)	(1,988,943)	(717,553)

	-	339,486	(21,612)	(1,988,943)	(717,553)

Income/(Loss) from hedge instruments - Hedge of cash flows
Loss for the year from hedge instrument	-	-	-	-	(306,560)
Income Tax	-	-	-	-	77,569
	-	-	-	-	(228,991)

Profit or losses from financial instruments at fair value through OCI

Profit or losses from financial instruments at fair value through OCI	332,484,908	(38,803,362)	4,172,168	45,660,472	(62,059,223)
Reclassification adjustment for the year	(34,816,740)	(847,700)	649,072	21,149,124	754,003
Income Tax	(101,429,706)	11,851,492	(1,211,708)	(18,955,711)	17,303,943

	196,238,462	(27,799,570)	3,609,532	47,853,885	(44,001,277)

Other comprehensive income components not to be reclassified to income/(loss) for the year:

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)

Income/(loss) for the year from equity instruments at fair value through OCI	1,383,754	(117,926)	(79,119)	(149,956)	(61,180)
Income Tax	-	-	-	16,414	-

	1,383,754	(117,926)	(79,119)	(133,542)	(61,180)

Total Other Comprehensive Income/(loss) for the year	197,622,216	(27,578,010)	3,508,801	45,731,400	(45,009,001)

Total Comprehensive Income	362,561,346	152,832,985	131,879,539	146,722,320	135,439,960

Total Comprehensive Income:
Attributable to owners of the Parent	361,488,852	155,575,311	132,006,471	146,836,408	135,584,386
Attributable to non-controlling interests	1,072,494	(2,742,326)	(126,932)	(114,088)	(144,426)

CONSOLIDATED CASH FLOW STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	12.31.23	12.31.22	12.31.21	12.31.20	12.31.19

Total cash flows generated/(used in) by operating activities	601,577,255	352,060,027	707,972,182	(123,708,668)	555,190,706

Total cash flows used in investing activities	(42,924,658)	(84,555,620)	(45,480,055)	(21,767,207)	(1,426,790)

Total cash flows used in financing activities	(26,613,636)	(26,463,890)	(32,560,024)	(65,061,837)	(42,806,443)

Effect of exchange rate changes	572,860,171	3,774,581	(139,723,892)	95,840,340	191,158,072

Effect of net monetary income/(loss) of cash and cash equivalents	(884,620,723)	(646,610,824)	(558,451,947)	(440,384,121)	(654,704,099)

Total cash generated/(used in)during the year	220,278,409	(401,795,726)	(68,243,736)	(555,081,493)	47,411,446

STATISTICAL DATA COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Variation of balances over the previous fiscal year)

	12.31.23 / 12.31.22	12.31.22 / 12.31.21	12.31.21 / 12.31.20	12.31.20 / 12.31.19

Total loans	-11.53%	-2.88%	-10.10%	5.08%

Total deposits	-11.05%	-4.78%	5.49%	11.15%

Income/(loss)	-8.58%	40.54%	27.11%	-44.03%

Shareholders' Equity	24.99%	15.51%	3.83%	0.47%

	RATIOS COMPARATIVE
	WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS

	12.31.23	12.31.22	12.31.21	12.31.20	12.31.19

Solvency (a)	30.30%	22.97%	18.74%	17.76%	20.19%

Liquidity(b)	91.23%	77.31%	76.37%	67.45%	69.89%

Tied-up capital(c)	27.65%	34.45%	35.69%	36.08%	37.82%

Indebtedness (d)	3.30	4.35	5.34	5.63	4.95

(a) Shareholders’ Equity/Liabilities.
(b) Sum of cash and deposits in banks, debt securities at fair value through profit or loss (excluding private securities), net repo transactions and other debt securities/deposits.
(c) Sum of property and equipment, miscellaneous assets and intangible assets/Shareholders’ Equity.
(d) Total liabilities/Shareholders' Equity.

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

AUDIT REPORT ISSUED BY THE INDEPENDENT AUDITOR ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered office: Av. Córdoba 111

City of Buenos Aires

I. Report on the audit of the financial statements

Opinion

1.	We have audited the accompanying consolidated financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”) and its subsidiaries, which comprise: (a) the consolidated statement of financial position as of December 31, 2023, (b) the consolidated statements of income and other comprehensive income, the changes in shareholders´ equity, and cash flows for the fiscal year then ended, and (c) explanatory information on the financial statements, including significant accounting policies in the context of the financial statements taken as a whole, and other explanatory information included in the supplementing notes and exhibits.

2.	In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of BANCO BBVA ARGENTINA S.A. and its subsidiaries as of December 31, 2023, as well as its comprehensive income, the changes in shareholder´s equity and cash flows for the year then ended, in accordance with the accounting information framework established by the Central Bank of Argentina (“BCRA”), as indicated in the section “Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements”.

Basis of the opinion

3.	We have performed our audit in accordance with auditing standards established by Argentine Federation of Professional Councils in Economic Sciences (“FACPCE” for its Spanish acronym) Technical Resolution No. 37 and with the “Minimum standards on external audits” issued by the BCRA. Our responsibilities under those standards are described below in the section “Auditor's Responsibilities in Connection with the Audit of Financial Statements”. We are independent of the Bank and we have complied with the rest of the ethics responsibilities in accordance with the Code of Ethics of the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) and FACPCE Technical Resolution No. 37. We consider that the judgmental evidence we have obtained is sufficient and appropriate basis for our opinion.
A member firm of Ernst & Young Global Limited

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Emphasis on certain aspects disclosed in the financial statements

4.	We draw attention to the information contained in the following notes to the accompanying financial statements:

a)	Note 2. “Basis for the presentation of these financial statements and applicable accounting standards” in which the Bank quantifies the effects on the financial statements of the application of section 5.5 “Impairment in value” of International Financial Reporting Standard ("IFRS") 9 “Financial instruments” to financial assets that include exposures to the public sector, which were temporarily excluded from that application by Communication "A" 6847 of the BCRA.

b)	Note 2. “Basis for the presentation of these financial statements and applicable accounting standards” in relation to the measurement in the remaining investment in Prisma Medios de Pago S.A, in which the Bank states that: (i) in March 2022 there was the transfer of equity instruments that were measured at fair value determined in accordance with the memorandums dated April 29, 2019, and March 22, 2021, received from the BCRA, and (ii) if IFRS had been applied for the purposes of determining the fair value, the results for the year ended December 31, 2022 would have been modified. However, this matter did not generate any differences as to the shareholders´equity value as of such date.

These aspects do not modify the opinion expressed in paragraph 2, but must be taken into account by those users who use IFRS in the interpretation of the financial statements mentioned in paragraph 1.

Information other than the financial statements and the related auditor´s report (“Other information”)

5.	Other information comprises the information included in the Reporting Summary submitted to comply with the National Securities Commission ("CNV") regulations, and in the Board of Directors’ Letter to the Shareholders. This information is separate from the financial statements and our related auditor´s report. The Board of Directors is responsible for the other information.

A member firm of Ernst & Young Global Limited

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether theother information is material inconsistent with the financial statements or knowledge obtained by us in the audit, or whether for any other reason there appears to be a material misstatement. If, based on the work we have performed, we conclude, in what is within our competence, that there is a significant inaccuracy in the other information, we are obliged to report it. We have nothing to report in this regard.

Other matters

6.	We issued a separate audit report on the separate financial statements of BANCO BBVA ARGENTINA S.A. as of the same date and for the same period indicated in paragraph 1.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

7.	The Bank´s Board of Directors and Management are responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the accounting reporting framework established by the BCRA which, as indicated in note 2 to the financial statements mentioned in paragraph 1, is based on IFRS, as issued by the International Accounting Standards Board ("IASB") and adopted by FACPCE, and subject to the exceptions and temporary provisions established by the BCRA and explained in such note. Likewise, the Bank´s Board of Directors and Management are also responsible for the internal control that they deem necessary to allow the preparation of consolidated financial statements free of material misstatements, due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors and Management are also responsible for assessing the Bank’s ability to continue as a going concern and disclosing, as the case may be, the issues related to going concern and using the going concern accounting principle, except if the Board of Directors intends to liquidate the Bank or interrupt its operations, or if there is no other realistic alternative.

A member firm of Ernst & Young Global Limited

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Auditor's responsibilities in connection with the audit of Financial Statements

8.	Our goals are obtaining reasonable assurance that the consolidated financial statements taken as a whole are free from material misstatements, due to fraud or error and to issue an auditor´s report including our opinion. Reasonable assurance is a high degree of assurance, but it does not guarantee that an audit performed in accordance with FACPCE Technical Resolution No. 37 and with the “Minimum Standards on External Audits” issued by the BCRA will always detect a material misstatement when it exists. Material misstatements could be due to fraud or error and they are deemed material if, individually or in the aggregate, they may be reasonably expected to affect the economic decisions taken by users based on the consolidated financial statements.

As part of an audit performed in accordance with FACPCE Technical Resolution No. 37 and the “Minimum Standards on External audits” issued by the BCRA, we applied our professional judgment and we maintain professional skepticism throughout the audit. We also:

•	Identify and assess risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of no detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

•	Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors and Management.

•	Conclude on the appropriateness of the Board’s of Directors and Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubts on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such information is inadequate, to modify an opinion. Our conclusions are based on the audit evidence obtained up to the date of auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.
A member firm of Ernst & Young Global Limited

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Board of Directors and Management regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

II. Report on other legal and regulatory requirements

In compliance with current legal requirements, we further report that:

a)	The financial statements mentioned in paragraph 1 are being transcribed to the Book of Balance Sheets for Publication of BANCO BBVA ARGENTINA S.A. and, in our opinion, have been prepared, in all material respects, in conformity with the applicable provisions of Argentine General Business Associations Law, and with CNV regulations.

b)	The separate financial statements of BANCO BBVA ARGENTINA as of December 31, 2023, are being transcribed into the Book of Balance Sheets for Publication and result from books kept, in their formal respects, in conformity with current regulations as mentioned in note 2.7. to the consolidated financial statements, and under the conditions established in Resolution No. DI-2021-6-APN-GRC#CNV of the CNV dated February 25, 2021.

c)	As of December 31, 2023, the liabilities accrued from employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to ARS 2,185,374,132, none of which was due and payable as of that date.

d)	As of December 31, 2023, as stated in note 47 to the consolidated financial statements as of such date, the Bank has equity and a counterpart in eligible assets that exceed the minimum amounts required by the relevant CNV standards for such items.

A member firm of Ernst & Young Global Limited

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

e)	During the fiscal year ended December 31, 2023, we invoiced fees for audit services provided to BANCO BBVA ARGENTINA S.A., which represent 99.7% of the total invoiced to the Bank for all concepts. Likewise, we inform that these fees represent 65.5% of the total audit services and 65.4% of the total services for all concepts, in both cases invoiced to the Bank and its related companies.

City of Buenos Aires

March 5, 2024

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 272 – Fo. 27

A member firm of Ernst & Young Global Limited

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

AUDIT REPORT ISSUED BY THE INDEPENDENT AUDITOR ON THE SEPARATE FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered office: Av. Córdoba 111

City of Buenos Aires

I. Report on the audit of the financial statements

Opinion

1.	We have audited the accompanying separate financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”) and its subsidiaries, which comprise: (a) the separate statement of financial position as of December 31, 2023, (b) the separate statements of income and other comprehensive income, the changes in shareholders´ equity, and cash flows for the fiscal year then ended, and (c) explanatory information on the financial statements, including significant accounting policies in the context of the financial statements taken as a whole, and other explanatory information included in the supplementing notes and exhibits.

2.	In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of BANCO BBVA ARGENTINA S.A. and its subsidiaries as of December 31, 2023, as well its comprehensive income, the changes in shareholder´s equity and cash flows for the year then ended, in accordance with the accounting information framework established by the Central Bank of Argentina (“BCRA”), as indicated in the section “Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements”.

Basis of the opinion

3.	We have performed our audit in accordance with auditing standards established by Argentine Federation of Professional Councils in Economic Sciences (“FACPCE” for its Spanish acronym) Technical Resolution No. 37 and with the “Minimum standards on external audits” issued by the BCRA. Our responsibilities under those standards are described below in the section “Auditor's Responsibilities in Connection with the Audit of Financial Statements”. We are independent of the Bank and we have complied with the rest of the ethics responsibilities in accordance with the Code of Ethics of the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) and FACPCE Technical Resolution No. 37. We consider that the judgmental evidence we have obtained is sufficient and appropriate basis for our opinion.
A member firm of Ernst & Young Global Limited

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Emphasis on certain aspects disclosed in the financial statements

4.	We draw attention to the information contained in the following notes to the accompanying financial statements:

a)	Note 2. “Basis for the presentation of these financial statements and applicable accounting standards” in which the Bank quantifies the effects on the financial statements of the application of section 5.5 “Impairment in value” of International Financial Reporting Standard ("IFRS") 9 “Financial instruments” to financial assets that include exposures to the public sector, which were temporarily excluded from that application by Communication "A" 6847 of the BCRA.

b)	Note 2. “Basis for the presentation of these financial statements and applicable accounting standards” in relation to the measurement in the remaining investment in Prisma Medios de Pago S.A, in which the Bank states that: (i) in March 2022 there was the transfer of equity instruments that were measured at fair value determined in accordance with the memorandums dated April 29, 2019, and March 22, 2021, received from the BCRA, and (ii) if IFRS had been applied for the purposes of determining the fair value, the results for the year ended December 31, 2022 would have been modified. However, this matter did not generate any differences as to the shareholders´equity value as of such date.

These aspects do not modify the opinion expressed in paragraph 2, but must be taken into account by those users who use IFRS in the interpretation of the financial statements mentioned in paragraph 1.

Information other than the financial statements and the related auditor´s report (“Other information”)

5.	Other information comprises the information included in the Board of Directors’ Letter to the Shareholders. This information is separate from the financial statements and our related auditor's report. The Board of Directors is responsible for the other information.

A member firm of Ernst & Young Global Limited

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Our opinion on the separate financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the separate financial statements, our responsibility is to read the other information and, in doing so, consider whether theother information is material inconsistent with the financial statements or knowledge obtained by us in the audit, or whether for any other reason there appears to be a material misstatement. If, based on the work we have performed, in what is within our competence, that there is a significant inaccuracy in the other information, we are obliged to report it. We have nothing to report in this regard.

Other matters

6.	We issued a separate audit report on the consolidated financial statements of BANCO BBVA ARGENTINA S.A. and its subsidiaries as of that same date and for the same period indicated in paragraph 1.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

7.	The Bank´s Board of Directors and Management are responsible for the preparation and fair presentation of the separate financial statements in accordance with the accounting reporting framework established by the BCRA which, as indicated in note 2. to the financial statements mentioned in paragraph 1, is based on IFRS, as issued by the International Accounting Standards Board ("IASB") and adopted by FACPCE, and subject to the exceptions and temporary provisions established by the BCRA and explained in such note. Likewise, the Bank´s Board of Directors and Management are also responsible for the internal control that they deem necessary to allow the preparation of separate financial statements free of material misstatements, due to fraud or error.

In preparing the separate financial statements, the Board of Directors and Management are also responsible for assessing the Bank’s ability to continue as a going concern and disclosing, as the case may be, the issues related to going concern and using the going concern accounting principle, except if the Board of Directors intends to liquidate the Bank or interrupt its operations, or if there is no other realistic alternative.

A member firm of Ernst & Young Global Limited

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Auditor's responsibilities in connection with the audit of Financial Statements

8.	Our goals are obtaining reasonable assurance that the separate financial statements taken as a whole are free from material misstatements, due to fraud or error and to issue an auditor´s report including our opinion. Reasonable assurance is a high degree of assurance, but it does not guarantee that an audit performed in accordance with FACPCE Technical Resolution No. 37 and with the “Minimum Standards on External Audits” issued by the BCRA will always detect a material misstatement when it exists. Material misstatements could be due to fraud or error and they are deemed material if, individually or in the aggregate, they may be reasonably expected to affect the economic decisions taken by users based on the separate financial statements.

As part of an audit performed in accordance with FACPCE Technical Resolution No. 37 and the “Minimum Standards on External audits” issued by the BCRA, we applied our professional judgment and we maintain professional skepticism throughout the audit. We also:

•	Identify and assess risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of no detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

•	Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors and Management.

•	Conclude on the appropriateness of the Board’s of Directors and Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubts on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such information is inadequate, to modify an opinion. Our conclusions are based on the audit evidence obtained up to the date of auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.
A member firm of Ernst & Young Global Limited

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Board of Directors and Management regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

II. Report on other legal and regulatory requirements

In compliance with current legal requirements, we further report that:

a)	In our opinion, the financial statements mentioned in paragraph 1 have been prepared, in all material respects, in conformity with the applicable provisions of Argentine General Business Associations Law, and with CNV regulations.

b)	The financial statements mentioned in paragraph 1 are being transcribed to the Book of Balance Sheets for Publication and result from books kept, in their formal respects, in conformity with current regulations as mentioned in note 2.7. to the consolidated financial statements, and under the conditions established in Resolution No. DI-2021-6-APN-GRC#CNV of the CNV dated February 25, 2021.

c)	As of December 31, 2023, the liabilities accrued from employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to ARS 2,185,374,132, none of which was due and payable as of that date.

d)	As of December 31, 2023, as stated in note 47 to the consolidated financial statements as of such date, the Bank has equity and a counterpart in eligible assets that exceed the minimum amounts required by the relevant CNV standards for such items.
A member firm of Ernst & Young Global Limited

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

e)	During the fiscal year ended December 31, 2023, we invoiced fees for audit services provided to BANCO BBVA ARGENTINA S.A., which represent 99.7% of the total invoiced to the Bank for all concepts. Likewise, we inform that these fees represent 65.5% of the total audit services and 65.4% of the total services for all concepts, in both cases invoiced to the Bank and its related companies.

City of Buenos Aires

March 5, 2024

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 272 – Fo. 27

A member firm of Ernst & Young Global Limited

SUPERVISORY COMMITTEE’S REPORT

To the Shareholders of

Banco BBVA Argentina S.A.

Registered address: Av. Córdoba 111

City of Buenos Aires, Argentina

In our capacity as members of the Supervisory Committee of BANCO BBVA ARGENTINA S.A. (hereinafter, either “BBVA” or the “Entity”) designated at the Annual and Extraordinary Shareholders’ Meeting held on April 28, 2023, and in compliance with the terms of Section 294 of the Argentine Companies Law No. 19.550, we have reviewed the financial statements for the fiscal year ended December 31, 2023 comparatively presented, the statement of financial position, the consolidated statements of income, other comprehensive income, changes in shareholders' equity and the consolidated statement of cash flows for the year then ended, and certain exhibits and notes thereto.

In addition, we have analyzed the following separate statements: of financial position, of income, of other comprehensive income, of changes in shareholders’ equity and of cash flows for the fiscal year then ended, and certain exhibits and notes.

The Entity is responsible for the preparation and presentation of the above-mentioned financial statements in accordance with the accounting standards applicable to financial institutions established by the Argentine Central Bank (BCRA), as well as for the design, implementation and maintenance of such internal control as the Entity might deem appropriate to prepare its financial statements free from material misstatements.

I.	DOCUMENTS SUBJECT TO EXAMINATION

  Financial statements for the fiscal year ended on December 31, 2023, presented on a comparative basis.
  Consolidated Statement of Financial Position
  Consolidated Statement of Income
  Consolidated Statement of Other Comprehensive Income
  Consolidated Statement of Changes in Shareholders' Equity.
  Consolidated Statement of Cash Flows.
  Notes.
  Exhibits
  Separate Statement of Financial Position.
  Separate Statement of Income
  Separate Statement of Other Comprehensive Income.
  Separate Statement of Changes in Shareholders' Equity.
  Separate Statement of Cash Flows.
  Notes.
  Exhibits

II.	SCOPE OF OUR EXAMINATION

We performed our examination in accordance with the terms of Argentine Companies Law No. 19550, as amended, and to the extent deemed relevant, in accordance with the provisions of Technical Pronouncement No. 37 issued by the Argentine Federation of Professional Councils in Economic Sciences. Such standards require that we examine the financial statements referred to in paragraph I in accordance with applicable generally accepted accounting principles in Argentina, and that we verify the consistency of the documents subject to review with the information on corporate decisions disclosed in minutes, and the compliance of such decisions with the Law and the corporate by-laws in all formal and documentary aspects.

In conducting our examination of the documents detailed in paragraph I, we have examined the work performed by the external auditors PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L., who issued their auditor report on March 5, 2024 including an unqualified opinion and an emphasis of matter paragraph concerning certain issues disclosed in the financial statements, which are described in paragraph III of this report.

Our work consisted in planning our examination, defining the nature, scope and timing of the procedures applied, and reviewing the conclusions of the audit performed by such auditors.

An audit entails performing procedures on a selective basis to obtain audit evidence about the disclosures included in the financial statements. The selected procedures depend on our professional judgment, including the assessment of the risk of material misstatements in the financial statements. In performing such risk assessment, we have considered the Entity's existing internal control on the preparation and presentation of the financial statements in order to select the appropriate auditing procedures in light of the circumstances, but not in order to render an opinion on the effectiveness of such internal control. An audit also involves assessing the accounting criteria used by the Entity, the material estimates made by the Board of Directors, and the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

III.	EMPHASIS MATTER

In Note 1 to the consolidated and separate financial statements, “Basis for the preparation of these Financial Statements and applicable accounting standards – Applicable Accounting Standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which are explained in the note.

As stated in note 2 to the accompanying consolidated and separate financial statements. “Basis for the preparation of these financial statements and applicable accounting standards - Applicable Accounting Standards” as regards measurement of the remaining shareholding of the Bank in Prisma Medios de Pago S.A., in which the Entity exposes that (i) in March 2022, the transfer of the equity instruments measured at fair value was consummated as set forth in Memorandum dated April 29, 2019 and March 22, 2021 received by the BCRA, and (ii) had the IFRS been applied to determine the fair value referred to above, income (loss) for the nine-month period ended December 31, 2022 would have changed. However, this situation does not generate differences as regards the shareholders’ equity value as of December 31, 2022.

These matters do not change the opinion expressed but they should be taken into account by those who use IFRS for the interpretation of the financial statements indicated in paragraph 1.

IV.	OPINION

We have examined the Entity's consolidated and separate financial statements as of December 31, 2023 and, in our opinion, the accompanying financial statements present fairly, in all material aspects, the financial position of BBVA Argentina S.A. as of December 31, 2023, as well as their profits and losses, changes in shareholders' equity, and cash flows for the fiscal year then ended in accordance with the financial reporting framework established by the BCRA which is described in note 2 to such financial statements.

V.	INFORMATION REQUIRED BY APPLICABLE PROVISIONS

We hereby report that the figures disclosed in the accompanying financial statements arise from the Entity's financial records which have been kept, in all formal aspects, in accordance with applicable legal and regulatory standards. Furthermore, the financial statements are pending transcription into the Financial Statements for Reporting Purposes book, and considering what was mentioned in Note 2.7 to the consolidated financial statements, they arise from accounting records kept, in all formal aspects, in accordance with the laws in force and the conditions set forth in Resolution No. DI-2021-6-APN-GRC#CNV of the CNV dated February 25, 2021.

We further represent that, during the reporting year, we have carried out all duties, to the extent applicable, set forth in Section 294 of Law No. 19550, including attending Board of Directors' meetings.

We have also reviewed the directors’ compliance with performance bonds and they are conforming to the provisions of General Resolution No. 7/2015 of the Argentine Superintendence of Corporations (IGJ).

We further represent that any member of this Supervisory Committee is individually authorized to sign, on behalf of such committee, all documents referred to in the first paragraph herein and all copies of this report.

City of Buenos Aires, March 5, 2024.

GONZALO J. VIDAL DEVOTO

ATTORNEY-AT-LAW

C.P.A.C.F. Volume°97- Page° 910

FOR THE SUPERVISORY COMMITTEE